FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 27, 2007

Commission File Number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of registrant’s name into English)

Plaza San Nicolás 4

48005-Bilbao (Spain)

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐     No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes☐     No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

    Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

i

PRESENTATION OF FINANCIAL INFORMATION

BBVA’s consolidated annual and interim financial statements, including its consolidated financial statements as of and for the year ended December 31, 2006 included in this report on Form 6-K, have been prepared in accordance with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”), taking into account best practices of Bank of Spain Circular 4/2004 of 22 December 2004 on Public and Confidential Financial Reporting Rules and Formats.

EU-IFRS differs in certain respects from generally accepted accounting principles in the United States, or U.S. GAAP. BBVA’s annual report on Form 20-F for the year ended December 31, 2005 filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2006 (the “2005 20-F”) and its consolidated interim financial statements as of and for the six months ended June 30, 2005 and 2006 included in its report on Form 6-K furnished to the SEC on November 20, 2006 (the “November 2006 6-K”) each include a reconciliation of certain EU-IFRS financial information to U.S. GAAP. We have not included in this report on Form 6-K a reconciliation of EU-IFRS financial information as of and for the year ended December 31, 2006 to U.S. GAAP, although, as required by SEC regulations, a reconciliation of certain EU-IFRS items to U.S. GAAP will be included in BBVA’s annual report on Form 20-F for the year ended December 31, 2006 (“2006 20-F”) when it files such annual report with the SEC.

The BBVA Group implemented a new organizational structure during 2006, which affects the comparability of financial information included in this report on Form 6-K. During 2005 and for purposes of the financial statements included in the 2005 20-F, BBVA’s organizational structure was divided into the following four business areas (the “2005 Business Segments”): Retail Banking in Spain and Portugal; Wholesale and Investment Banking; the Americas; and Corporate Activities. In December 2005, BBVA’s Board of Directors approved a new organizational structure for the BBVA Group, which has been implemented since the beginning of 2006 and is the basis for the financial statements included herein (the “2006 Business Segments”): Retail Banking in Spain and Portugal; Wholesale Business; Mexico and the United States; South America; and Corporate Activities. The transition from the 2005 Business Segments to the 2006 Business Segments has affected principally the business area of the Americas, since in 2006 BBVA separated its business in Mexico and the United States into a segment independent of the rest of South America. The financial information for our business areas for 2006 and 2005 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2006 in order to provide a year-on-year comparison. Due to the adoption of the new organizational structure, BBVA’s financial information by business area included in this report on Form 6-K is not directly comparable to its financial information by business area included in the 2005 20-F.

Item 1.	RESULTS OF OPERATIONS FOR 2006

The BBVA Group

BBVA is a highly diversified international financial group, with strengths in the traditional banking businesses of retail banking, asset management, private banking and wholesale banking. For the year ended December 31, 2006, BBVA had net attributable profit of €4.7 billion, and as of December 31, 2006, BBVA had total assets of €411.9 billion and total equity of €22.3 billion.

Summary of Results of Operations

Net interest income rose 16.2% to €8,374 million for the year ended December 31, 2006 from €7,208 million for the year ended December 31, 2005 due to higher business volume and the improvement in spreads. Net income from fees and insurance was up 12.6% to €4,985 million for the year ended December 31, 2006 from €4,427 million for the year ended December 31, 2005.

Net trading income rose 60.5% to €2,034 million in 2006 from €1,267 million in 2005. Of the €2,034 million, €523 million was related to capital gains booked in the second quarter following the sale of the Group’s interest in Repsol YPF (“Repsol”) and the remaining increase was attributable to market operations and derivative sales to customers in the Wholesale Business area as well as BBVA’s South American operations (particularly in Argentina).

Operating profit in 2006 was €8,883 million compared to €6,823 million in 2005, an increase of 30.2%. Operating profit rose 22.5% to €8,360 million in 2006 from €6,822 million in 2005, excluding the capital gains on divestments in Repsol.

BBVA booked profit of €1,157 million in 2006 from capital gains related to divestments in Banca Nazionale del Lavoro, S.p.A. (“BNL”) (€568 million) and Banc Internacional d’Andorra (“Andorra”) (€183 million) and net trading income related to the divestment of Repsol (€523 million). This profit helped to offset the non-recurrent charges BBVA faced in the fourth quarter, including €777 million for the early retirement program associated with the restructuring of branch networks in Spain and those derived from the new organizational structure announced in December. A further €457 million provision was made in 2006 due to new corporate tax rules in Spain that will reduce the effective rate in future years but which required the Group to write off its existing tax credits in 2006.

Net attributable profit increased 24.4% to €4,736 million for the year ended December 31, 2006 from €3,806 million for the year ended December 31, 2005, due to a significant increase in business volume and recurrent earnings, and to widespread positive performance by all the Group’s business areas.

Strategic Growth

In 2006, BBVA continued its strategic program of growth through investments in the United States and Asia:

•

In the United States, BBVA acquired Texas Regional Bancshares, Inc. and State National Bank. These acquisitions closed in November 2006 and January 2007, respectively. The acquisition of Texas Regional Bancshares added €3,115 million in lending and €4,651 million in deposits to the Group’s accounts as well as 73 branches and 2,009 employees, in each case at December 31, 2006.

•

BBVA formed a strategic partnership with the CITIC Group in China and other parts of Asia. This partnership is expected to entail an initial investment of €989 million, none of which had been invested as of year end. BBVA expects the partnership with CITIC Group to open the mainland Chinese markets (through a 5% stake in China Citic Bank (“CNCB”) costing €501 million) and the Hong Kong market (via a 15% stake in Citic International Financial Holdings (“CIFH”) costing €488 million). The combined assets of CNCB and CIFH totaled €71,507 million and together the two entities have more than 15,000 staff and 454 branches, in each case at December 31, 2006.

The Group also opened a representative office in Sydney, Australia in 2006 and obtained approval in 2006 to open an office in Mumbai, India.

Key Indicators

Return on equity was 37.6% in 2006 compared to 37% in 2005.

BBVA improved the cost/income ratio including depreciation, from 46.7% in 2005 to 42.6% in 2006.

At December 31, 2006 lending to customers totaled €263 billion, rising 18.2% compared to €222 billion at December 31, 2005. Despite the growth in lending to customers, which outpaced the 6.2% rise in non-performing loans to €2.5 billion at December 31, 2006 from €2.38 billion at December 31, 2005, the non-performing loan (“NPL”) ratio improved to 0.83% at December 31, 2006, compared to 0.94% at December 31, 2005. However, in 2006 the Group set aside €1,477 million for loan loss provisions compared to €813 million in 2005, an 81.6% increase. Generic loan-loss provisions increased significantly to €1,051 million in 2006 compared to €646 million in 2005. The total amount of coverage funds at December 31, 2006 was €4,952 million, compared to €3,967 million at December 31, 2005.

Lending to the domestic private sector accounted for €166 billion at December 31, 2006 from €139 billion at December 31, 2005, an increase of 19.5%. In previous years, growth was primarily associated with secured loans, but in 2006, it was more evenly spread. Secured loans grew to approximately €91 billion at December 31, 2006 from €79 billion at December 31, 2005, representing a year-on-year increase of 14.6% (18.6% in the case of residential mortgages). However, growth slowed in recent quarters and secured loans have become a smaller percentage of total lending to the domestic private sector, although they accounted for 54.5% at December 31, 2006. In addition, lending to small and medium enterprises (“SMEs”) and to small business in 2006 continued at a similar level to 2005. Other types of lending to private individuals (consumer finance and credit cards) continued to grow: consumer finance and a major part of SMEs finance were reported under the line item “Other term loans”, which rose 33.9% to €51,241 million at December 31, 2006 from €38,273 million at December 31, 2005, and credit card debtors increased 21.7% to €1,506 million at December 31, 2006 from €1,237 million at December 31, 2005. Lending in the domestic private sector is complemented by public sector loans, which slightly declined from €16,088 million at December 31, 2005 to €15,942 million at December 31, 2006.

Total customer funds, on and off balance sheet, equaled €426 billion at December 31, 2006, an increase of 5.9% over the €402 billion a year earlier. In 2006, most of the growth occurred in customer funds on the balance sheet, which rose 9.4% to €284 billion at December 31, 2006 from €259 billion at December 31, 2005. Of this figure, customer deposits accounted for €192 billion at December 31, 2006 from €183 billion at December 31, 2005 (a 5.3% increase), marketable securities accounted for €78 billion at December 31, 2006 from €63 billion at December 31, 2005 (a 23.6% increase) and subordinate liabilities (subordinate debt and preference shares) represented €13,597 million at December 31, 2006 from €13,723 million at December 31, 2005 (a 0.9% decrease). Off balance sheet customer funds consist of mutual funds, pension funds and customers’ portfolios and totaled €142 billion at December 31, 2006 compared to €143 billion at December 31, 2005, as the increase in pensions funds (5.9%) failed to offset declines in customer portfolios (11.0%) and mutual funds (0.9%).

Liabilities and Equity

In a move to strengthen equity and to finance the Group’s growth while maintaining appropriate levels of capital adequacy, BBVA increased its capital by €3,000 million (161,117,078 shares) on November 27, 2006 by means of a private placement to institutional investors. As a result, at year-end the Group’s core capital stood at 6.2% compared to 5.6% at December 31, 2005, Tier I capital was 7.8% compared to 7.5% at December 31, 2005 and the capital adequacy ratio (pursuant to the rules of the Bank for International Settlements) (“BIS ratio”) was 12.0% compared to 12.0% at December 31, 2005.

On January 10, 2007 the Group paid a third interim dividend of €0.132 per share against 2006 results. This was the same amount as the July 2006 and October 2006 dividends and 15% higher than the dividends paid a year earlier in January 2006.

Segment Analysis

In 2006, BBVA implemented a new organizational structure pursuant to which it operates in the following business areas: Retail Banking in Spain and Portugal; Wholesale Business; Mexico and the United States; South America; and Corporate Activities. The financial information for our business areas for 2006 and 2005 presented in this report on Form 6-K have been prepared on a uniform basis, consistent with our organizational structure in 2006 in order to provide a year-on-year comparison.

In Retail Banking in Spain and Portugal, lending was up 18.3% (with contributions from all BBVA’s main products such as mortgages, consumer credit cards and small businesses) to €118,113 million at December 31, 2006 from €99,804 million at December 31, 2005. These increases, together with the improvement in spreads, helped net interest income to grow 9.2% to €2,865 million for the year ended December 31, 2006 from €2,623 million for the year ended December 31, 2005. Net income from fees and insurance was up 11.2% to €1,965 million for the year ended December 31, 2006 from €1,765 million for the year ended December 31, 2005 and expenses remained relatively stable. Therefore, operating profit grew 14.4% to €2,653 million in 2006 from €2,319 million in 2005 and net attributable profit rose 13.8% to €1,498 million in 2006 from €1,317 million in 2005.

In the Wholesale Business area net interest income rose 1.4% to €1,032 million for the year ended December 31, 2006 from €1,017 million for the year ended December 31, 2005. Ordinary revenues grew progressively during the year, accumulating an increase of 26.1% to €2,448 million for the year ended December 31, 2006 from €1,941 million for the year ended December 31, 2005. This carried over to operating profit, which rose 30.0% to €1,912 million for the year ended December 31, 2006 from €1,471 million for the year ended December 31, 2005. This also led to net attributable profit of €1,282 million in 2006 from €873 million in 2005, which represented an increase of 47%.

In Mexico and the United States, the principal factor behind the increase in revenues was net interest income, as BBVA continued to consolidate its position as a leader in consumer finance and mortgages in the region. Net interest income grew 32.0% to €3,535 million for the year ended December 31, 2006 from €2,678 million for the year ended December 31, 2005. This growth was helped by sharp increases in lending, which rose 24.4% to €31,329 million at December 31, 2006 from €25,185 million at December 31, 2005. The improvement in customer spreads also contributed to the growth in net interest income in 2006. After adding net income from fees and insurance (up 17.6% to €1,695 million in 2006 from €1,441 million in 2005) and deducting expenses (which rose at a slower pace), operating profit grew 40.3% to €3,231 million for the year ended December 31, 2006 from €2,303 million for the year ended December 31, 2005. This was sufficient to offset higher loan loss provisions required by the increase in lending and therefore net attributable profit totaled €1,775 million in 2006 compared to €1,370 million in 2005, which represented an increase of 29.6%.

South America had strong year-on-year growth in all the main revenue streams, though the incorporation of Granhorrar in Colombia (December 2005) and Forum in Chile (May 2006) affects the year-on-year comparisons in this area of BBVA’s financial statements. Net interest income rose 26.1% to €1,310 million for the year ended December 31, 2006 from €1,039 million for the year ended December 31, 2005. The rise was helped by a 15.6% increase in lending to €17,366 million at December 31, 2006 from €15,018 million at December 31, 2005. Net income from fees rose 17.3% to €815 million for the year ended December 31, 2006 from €695 million for the year ended December 31, 2005. Net trading income jumped 80.3% to €282 million in 2006 from €157 million in 2005 due to stability in the financial markets. Operating profit increased 35% to €1,163 million in 2006 from €861 million in 2005 and net attributable profit grew 34.4% to €509 million for the year ended December 31, 2006 from €379 million for the year ended December 31, 2005.

The following tables present additional detail regarding our results of operations by business area for each of 2005 and 2006:

Information By Business Areas for 2006

(Million euros)

Income Statement	Retail Banking in Spain and Portugal	Wholesale and Investment Banking	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	2,865	1,032	3,535	1,310	(368)	8,374
Ordinary revenues	4,902	2,448	5,423	2,405	522	15,701
Operating profit	2,653	1,912	3,231	1,163	(75)	8,883
Pre-tax profit	2,311	1,738	2,515	955	(488)	7,030
Net attributable profit	1,498	1,282	1,775	509	(329)	4,736

Retail Banking in Spain and Portugal	Financial Services	Asset Mgt and Private Bkg	Other	TOTAL AREA
Net interest income	2,813	29	23	2,865
Ordinary revenues	4,338	309	254	4,902
Operating profit	2,331	209	113	2,653
Pre-tax profit	2,011	199	101	2,311
Net attributable profit	1,302	132	65	1,498

Wholesale and Investment Banking	Corporate and Business Banking	Global Wholesale Bkg and Markets	Other	TOTAL AREA
Net interest income	911	127	(6)	1,032
Ordinary revenues	1,351	893	205	2,448
Operating profit	1,029	586	297	1,912
Pre-tax profit	827	450	460	1,738
Net attributable profit	538	309	436	1,282

Mexico and USA	Banking businesses	Pensions and Insurance	Other	TOTAL AREA
Net interest income	3,542	2	(9)	3,535
Ordinary revenues	5,026	428	(31)	5,423
Operating profit	3,023	245	(37)	3,231
Pre-tax profit	2,305	247	(37)	2,515
Net attributable profit	1,625	174	(24)	1,775

South America	Banking businesses	Pensions and Insurance	Other	TOTAL AREA
Net interest income	1,301	11	(1)	1,310
Ordinary revenues	1,977	434	(6)	2,405
Operating profit	980	216	(33)	1,163
Pre-tax profit	781	207	(33)	955
Net attributable profit	422	109	(21)	509

Information By Business Areas for 2005

(Million euros)

Income Statement	Retail Banking in Spain and Portugal	Wholesale and Investment Banking	Mexico and USA	South America	Corporate Activities	TOTAL BBVA GROUP
Net interest income	2,623	1,017	2,678	1,039	(150)	7,208
Ordinary revenues	4,444	1,941	4,287	1,895	457	13,024
Operating profit	2,319	1,471	2,303	861	(131)	6,823
Pre-tax profit	2,007	1,238	1,929	718	(300)	5,592
Net attributable profit	1,317	873	1,370	379	(132)	3,806

Retail Banking in Spain and Portugal	Financial Services	Asset Mgt and Private Bkg	Other	TOTAL AREA
Net interest income	2,579	25	19	2,623
Ordinary revenues	3,957	273	214	4,444
Operating profit	2,053	175	90	2,319
Pre-tax profit	1,763	162	82	2,007
Net attributable profit	1,152	110	56	1,317

Wholesale and Investment Banking	Corporate and Business Banking	Global Wholesale Bkg and Markets	Other	TOTAL AREA
Net interest income	831	171	15	1,017
Ordinary revenues	1,201	725	15	1,941
Operating profit	899	464	107	1,471
Pre-tax profit	730	372	136	1,238
Net attributable profit	476	264	133	873

Mexico and USA	Banking businesses	Pensions and Insurance	Other	TOTAL AREA
Net interest income	2,679	4	(5)	2,678
Ordinary revenues	3,941	377	(31)	4,287
Operating profit	2,113	228	(38)	2,303
Pre-tax profit	1,740	228	(38)	1,929
Net attributable profit	1,235	160	(25)	1,370

South America	Banking businesses	Pensions and Insurance	Other	TOTAL AREA
Net interest income	1,031	9	(1)	1,039
Ordinary revenues	1,528	372	(5)	1,895
Operating profit	713	179	(31)	861
Pre-tax profit	559	184	(25)	718
Net attributable profit	294	99	(15)	379

In December 2006, the Group adopted a new organizational structure that it expects to implement in 2007 and is designed to streamline the Group’s corporate structure and give greater weight and autonomy to its business units. The purpose of the restructuring is to foster innovation, augment the pace of growth and transform BBVA into a truly global banking group. The Group expects to focus its operations on four major business areas: Spain and Portugal; Global Business; South America; and Mexico and the United States. As part of the reorganization, the Business Banking, Corporate Banking and Institutional Banking units will be included in the Spain and Portugal area and the Asset Management unit will form part of the new Global Business area.

Item 2.	INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

Consolidated financial statements

for the year ended

December 31, 2006

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 62). In the event of a discrepancy, the Spanish-language version prevails.

Translation of a report originally issued in Spanish based on our work performed in accordance with generally accepted auditing standards in Spain and of consolidated financial statements originally issued in Spanish and prepared in accordance with IFRSs as adopted by the European Union (Notes 1 and 62). In the event of a discrepancy, the Spanish-language version prevails.

AUDITORS’ REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Banco Bilbao Vizcaya Argentaria, S.A.:

1.	We have audited the consolidated financial statements of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the Bank) and COMPANIES composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the Group - Note 4), which consist of the consolidated balance sheet at 31 December 2006, and the related consolidated income statement, consolidated cash flow statement, consolidated statement of recognized income and expense and notes to the consolidated financial statements for the year then ended. The preparation of these consolidated financial statements is the responsibility of the Bank’s directors. Our responsibility is to express an opinion on the consolidated financial statements taken as a whole based on our audit work performed in accordance with generally accepted auditing standards in Spain, which require examination, by means of selective tests, of the evidence supporting the consolidated financial statements and evaluation of their presentation, of the accounting policies applied and of the estimates made.

2.	As required by corporate and commercial law, for comparison purposes the Bank’s directors present, in addition to the figures for 2006 for each item in the consolidated balance sheet, consolidated income statement, consolidated cash flow statement, consolidated statement of recognized income and expense and notes to the consolidated financial statements, the figures for 2005. In addition, voluntarily and also for comparison purposes, the figures for 2004 are presented. The figures for 2004 were restated by applying the International Financial Reporting Standards adopted by the European Union in force at 31 December 2005 for comparison purposes and, accordingly, differ from those contained in the consolidated financial statements for that year, which were prepared in accordance with the accounting principles and standards in force in that year. Our opinion refers only to the consolidated financial statements for 2006. On 13 February 2006, we issued our auditors’ report on the consolidated financial statements for 2005, in which we expressed an unqualified opinion. On 3 February 2005, we issued our auditors’ report on the consolidated financial statements for 2004 prepared in accordance with the accounting principles and standards in force in that year, in which we expressed a uniformity qualification.

3.	In our opinion, the accompanying consolidated financial statements for 2006 present fairly, in all material respects, the consolidated equity and consolidated financial position of the Banco Bilbao Vizcaya Argentaria Group at 31 December 2006, and the consolidated results of its operations, the changes in the consolidated recognized income and expense and its consolidated cash flows for the year then ended, and contain the required information, sufficient for their proper interpretation and comprehension, in conformity with the International Financial Reporting Standards adopted by the European Union which were applied on a basis consistent with that used in the preparation of the financial statements for the preceding two years presented for comparison purposes.

4.	The accompanying consolidated directors’ report for 2006 contains the explanations which the Bank’s directors consider appropriate about the Group’s situation, the evolution of its business and other matters, but is not an integral part of the consolidated financial statements. We have checked that the accounting information in the consolidated directors’ report is consistent with that contained in the consolidated financial statements for 2006. Our work as auditors was confined to checking the consolidated directors’ report with the aforementioned scope, and did not include a review of any information other than that drawn from the consolidated companies’ accounting records.

DELOITTE, S.L.

Registered in ROAC under no. S0692

Francisco Celma

February 13, 2007

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 62). In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
ASSETS	2006	2005(*)	2004(*)
CASH AND BALANCES WITH CENTRAL BANKS (Note 10)	12,515,122	12,341,317	10,123,090
FINANCIAL ASSETS HELD FOR TRADING (Note 11)	51,835,109	44,011,781	47,036,060
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	30,470,542	24,503,507	30,396,579
Other equity instruments	9,948,705	6,245,534	5,690,885
Trading derivatives	11,415,862	13,262,740	10,948,596
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 12)	977,114	1,421,253	1,059,490
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	55,542	282,916	58,771
Other equity instruments	921,572	1,138,337	1,000,719
AVAILABLE-FOR-SALE FINANCIAL ASSETS (Note 13)	42,266,774	60,033,988	53,003,545
Debt securities	32,229,459	50,971,978	45,037,228
Other equity instruments	10,037,315	9,062,010	7,966,317
LOANS AND RECEIVABLES (Note 14)	279,855,259	249,396,647	196,892,203
Loans and advances to credit institutions	17,049,692	27,470,224	16,702,957
Money market operations through counterparties	100,052	—	241,999
Loans and advances to other debtors	256,565,376	216,850,480	172,083,072
Debt securities	77,334	2,291,889	5,497,509
Other equity instruments	6,062,805	2,784,054	2,366,666
HELD-TO-MATURITY INVESTMENTS (Note 15)	5,905,636	3,959,265	2,221,502
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN THE PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES (Note 16)	1,963,320	3,912,696	4,273,450
NON-CURRENT ASSETS HELD FOR SALE (Note 17)	186,062	231,260	159,155
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	186,062	231,260	159,155
Other assets	—	—	—
INVESTMENTS (Note 18)	888,936	1,472,955	1,399,140
Associates	206,259	945,858	910,096
Jointly controlled entities	682,677	527,097	489,044
INSURANCE CONTRACTS LINKED TO PENSIONS	—	—	—
REINSURANCE ASSETS (Note 19)	31,986	235,178	80,268
TANGIBLE ASSETS (Note 20)	4,527,006	4,383,389	3,939,636
Property, plants and equipment	3,816,309	3,840,520	3,337,728
Investment properties	61,082	76,742	162,649
Other assets leased out under an operating lease	649,615	466,127	439,259

(*)	Presented for comparison purposes only.

	Thousands of Euros
ASSETS (Continuation)	2006	2005(*)	2004(*)
INTANGIBLE ASSETS (Note 21)	3,269,265	2,070,049	821,084
Goodwill	2,973,435	1,857,854	710,493
Other intangible assets	295,830	212,195	110,591
TAX ASSETS (Note 37)	5,278,197	6,420,745	5,990,696
Current	386,827	254,151	165,959
Deferred	4,891,370	6,166,594	5,824,737
PREPAYMENTS AND ACCRUED INCOME (Note 22)	673,818	557,278	717,755
OTHER ASSETS (Note 23)	1,742,703	1,941,693	1,724,082
Inventories	470,137	339,472	279,897
Other	1,272,566	1,602,221	1,444,185

TOTAL ASSETS	411,916,307	392,389,494	329,441,156

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated balance sheet as of December 31, 2006.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
LIABILITIES AND EQUITY	2006	2005(*)	2004(*)
FINANCIAL LIABILITIES HELD FOR TRADING (Note 11)	14,923,534	16,270,865	14,134,413
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Trading derivatives	13,218,654	13,862,644	12,802,912
Short positions	1,704,880	2,408,221	1,331,501
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (Note 24)	582,537	740,088	834,350
Deposits from credit institutions	—	—	—
Deposits from other creditors	582,537	740,088	834,350
Debt certificates	—	—	—
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY (Note 25)	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST (Note 26)	348,444,532	331,589,962	277,857,075
Deposits from central banks	15,237,435	21,189,193	20,301,105
Deposits from credit institutions	42,566,999	45,125,943	44,048,115
Money market operations through counterparties	223,393	23,252	657,997
Deposits from other creditors	192,373,862	182,635,181	149,891,799
Debt certificates	77,674,115	62,841,755	45,482,121
Subordinated liabilities	13,596,803	13,723,262	12,327,377
Other financial liabilities	6,771,925	6,051,376	5,148,561
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	183,201
HEDGING DERIVATIVES (Note 16)	2,279,740	2,870,086	3,131,572
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS (Note 27)	10,120,646	10,500,567	8,114,429
PROVISIONS (Note 28)	8,648,834	8,701,085	8,391,848
Provisions for pensions and similar obligations	6,357,820	6,239,744	6,304,284
Provisions for taxes	232,172	146,971	173,229
Provisions for contingent exposures and commitments	501,933	452,462	348,782
Other provisions	1,556,909	1,861,908	1,565,553
TAX LIABILITIES (Note 37)	2,369,166	2,100,023	1,620,795
Current	622,277	598,285	223,656
Deferred	1,746,889	1,501,738	1,397,139
ACCRUED EXPENSES AND DEFERRED INCOME (Note 22)	1,509,573	1,709,690	1,265,780
OTHER LIABILITIES (Note 23)	719,267	605,016	102,430

TOTAL LIABILITIES	389,597,829	375,087,382	315,635,893

(*)	Presented for comparison purposes only.

	Thousands of Euros
LIABILITIES AND EQUITY (Continuation)	2006	2005(*)	2004(*)
MINORITY INTERESTS (Note 30)	768,162	971,490	737,539
VALUATION ADJUSTMENTS	3,340,694	3,294,955	2,106,914
Available-for-sale financial assets	3,355,572	3,002,784	2,320,133
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	16,859	(102,538)	(24,776)
Hedges of net investments in foreign operations	(4,576)	(443,561)	282,895
Exchange differences	(27,161)	838,270	(471,338)
Non-current assets held for sale	—	—	—
STOCKHOLDER’S EQUITY	18,209,622	13,035,667	10,960,810
Capital (Note 32)	1,740,465	1,661,518	1,661,518
Issued	1,740,465	1,661,518	1,661,518
Unpaid and uncalled (-)	—	—	—
Share premium (Note 33)	9,579,443	6,658,390	6,682,603
Reserves (Note 34)	3,628,984	2,172,158	745,134
Accumulated reserves (losses)	3,405,655	1,933,243	444,193
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	223,329	238,915	300,941
Associates	38,956	(60,542)	8,153
Jointly controlled entities	184,373	299,457	292,788
Other equity instruments	34,809	141	—
Equity component of compound financial instruments	—	—	—
Other (Note 29)	34,809	141	—
Less: Treasury shares (Note 35)	(147,258)	(96,321)	(35,846)
Income attributed to the Group	4,735,879	3,806,425	2,922,596
Less: Dividends and remuneration	(1,362,700)	(1,166,644)	(1,015,195)

TOTAL EQUITY (Note 31)	22,318,478	17,302,112	13,805,263

TOTAL LIABILITIES AND EQUITY	411,916,307	392,389,494	329,441,156

(*)	Presented for comparison purposes only.

	Thousands of Euros
	2006	2005 (*)	2004 (*)
MEMORANDUM ITEMS
CONTINGENT EXPOSURES (Note 40)	42,280,698	29,861,597	21,557,649
Financial guarantees	41,448,405	29,176,854	21,102,311
Assets encumbered by third-party obligations	—	—	5,215
Other contingent exposures	832,293	684,743	450,123
CONTINGENT COMMITMENTS (Note 40)	103,221,153	89,498,392	66,762,402
Drawable by third parties	98,226,297	85,001,452	60,716,878
Other commitments	4,994,856	4,496,940	6,045,524

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated balance sheet as of December 31, 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 62). In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO

VIZCAYA ARGENTARIA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
	2006	2005(*)	2004(*)
INTEREST AND SIMILAR INCOME (Note 45)	19,210,234	15,847,674	12,352,338
INTEREST EXPENSE AND SIMILAR CHARGES (Note 45)	(11,215,569)	(8,932,200)	(6,447,944)
Income on equity having the nature of a financial liability	—	—	—
Other	(11,215,569)	(8,932,200)	(6,447,944)
INCOME FROM EQUITY INSTRUMENTS (Note 46)	379,473	292,495	255,146
NET INTEREST INCOME	8,374,138	7,207,969	6,159,540
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	307,648	121,495	97,040
Associates	49,349	87,491	3,753
Jointly controlled entities	258,299	34,004	93,287
FEE AND COMMISSION INCOME (Note 47)	5,118,682	4,669,124	4,056,981
FEE AND COMMISSION EXPENSES (Note 48)	(783,802)	(729,128)	(643,959)
INSURANCE ACTIVITY INCOME (Note 49)	650,431	486,923	390,618
Insurance and reinsurance premium income	2,483,999	2,916,831	2,062,030
Reinsurance premiums paid	(44,167)	(63,403)	(71,931)
Benefits paid and other insurance-related expenses	(1,538,896)	(1,785,514)	(1,704,113)
Reinsurance income	75,953	44,228	8,534
Net provisions for insurance contract liabilities	(995,999)	(1,274,283)	(413,744)
Finance income	968,057	904,318	708,901
Finance expense	(298,516)	(255,254)	(199,059)
GAINS OR LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET) (Note 50)	1,655,911	980,164	761,857
Held for trading	715,651	897,484	1,110,551
Other financial instruments at fair value through profit or loss	62,068	33,022	1,296
Available-for-sale financial assets	1,120,591	428,560	974,412
Loans and receivables	77,263	129,203	13,932
Other	(319,662)	(508,105)	(1,338,334)
EXCHANGE DIFFERENCES (NET)	377,628	287,014	297,972

GROSS INCOME	15,700,636	13,023,561	11,120,049

SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES (Note 51)	605,227	576,373	468,236
COST OF SALES (Note 51)	(473,869)	(450,594)	(341,745)
OTHER OPERATING INCOME (Note 52)	117,070	134,559	22,306
PERSONNEL EXPENSES (Note 53)	(3,988,585)	(3,602,242)	(3,247,050)
OTHER ADMINISTRATIVE EXPENSES (Note 54)	(2,341,836)	(2,160,478)	(1,850,845)
DEPRECIATION AND AMORTISATION	(472,198)	(448,692)	(448,206)
Tangible assets (Note 20)	(382,890)	(361,042)	(363,312)
Intangible assets (Note 21)	(89,308)	(87,650)	(84,894)
OTHER OPERATING EXPENSES (Note 52)	(263,340)	(249,403)	(132,139)

NET OPERATING INCOME	8,883,105	6,823,084	5,590,606

(*)	Presented for comparison purposes only.

	Thousands of Euros
(Continuation)	2006	2005(*)	2004(*)
NET OPERATING INCOME	8,883,105	6,823,084	5,590,606
IMPAIRMENT LOSSES (NET)	(1,503,549)	(854,327)	(958,194)
Available-for-sale financial assets (Note 13)	19,105	(7,928)	55,856
Loans and receivables (Note 14)	(1,476,666)	(813,080)	(783,909)
Held-to-maturity investments (Note 15)	422	(1)	—
Non-current assets held for sale (Note 17)	(34,783)	(33,159)	4,222
Investments	—	—	(39,508)
Tangible assets (Note 20)	4,827	(1,589)	2,135
Goodwill (Notes 18 and 21)	(12,322)	—	(196,990)
Other intangible assets	—	—	—
Other assets	(4,132)	1,430	—
PROVISION EXPENSE (NET) (Note 28)	(1,338,205)	(454,182)	(850,557)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES (Note 55)	57,602	2,467	8,737
FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES (Note 55)	(55,227)	(1,826)	(4,712)
OTHER GAINS (Note 56)	1,128,628	284,816	622,180
Gains on disposal of tangible assets	92,902	107,838	102,874
Gains on dispoal of investment	934,469	40,157	317,510
Other	101,257	136,821	201,796
OTHER LOSSES (Note 56)	(142,018)	(208,279)	(271,220)
Losses on disposal of tangible assets	(20,413)	(22,477)	(22,450)
Losses on disposal of investment	(181)	(11,751)	(9,127)
Other	(121,424)	(174,051)	(239,643)
INCOME BEFORE TAX	7,030,336	5,591,753	4,136,840
INCOME TAX (Note 37)	(2,059,301)	(1,521,181)	(1,028,631)
INCOME FROM ORDINARY ACTIVITIES	4,971,035	4,070,572	3,108,209
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—
CONSOLIDATED INCOME FOR THE YEAR	4,971,035	4,070,572	3,108,209
INCOME ATTRIBUTED TO MINORITY INTEREST (Note 30)	(235,156)	(264,147)	(185,613)

INCOME ATTRIBUTED TO THE GROUP	4,735,879	3,806,425	2,922,596

EARNINGS PER SHARE FOR CONTINUING OPERATIONS (Note 6)
Basic earnings per share	1.39	1.12	0.87
Diluted earnings per share	1.39	1.12	0.87

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated income statement for the year ended December 31, 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 62). In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO

VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – CONSOLIDATED STATEMENTS OF

RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
	2006	2005(*)	2004(*)
NET INCOME RECOGNISED DIRECTLY IN EQUITY	45,739	1,188,041	415,589
Available-for-sale financial assets	352,788	682,651	642,754
Revaluation gains/losses	1,294,598	1,478,792	1,963,264
Amounts removed to income statement	(1,120,591)	(428,560)	(974,412)
Income tax	178,781	(367,581)	(346,098)
Other financial liabilities at fair value	—	—	—
Revaluation gains/losses	—	—	—
Amounts removed to income statement	—	—	—
Income tax	—	—	—
Cash flow hedges	119,397	(77,762)	(38,722)
Revaluation gains/losses	181,835	(119,634)	(59,572)
Amounts removed to income statement	—	—	—
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Income tax	(62,438)	41,872	20,850
Hedges of net investment in foreign operations	438,985	(726,456)	282,895
Revaluation gains/losses	675,864	(1,117,625)	435,223
Amounts removed to income statement	—	—	—
Income tax	(236,879)	391,169	(152,328)
Exchange differences	(865,431)	1,309,608	(471,338)
Translation gains/losses	(1,328,448)	2,014,782	(725,135)
Amounts removed to income statement	—	—	—
Income tax	463,017	(705,174)	253,797
Non-current assets held for sale	—	—	—
Revaluation gains	—	—	—
Amounts removed to income statement	—	—	—
Income tax	—	—	—
CONSOLIDATED INCOME FOR THE YEAR	4,971,035	4,070,572	3,108,209
Published consolidated income for the year	4,971,035	4,070,572	3,108,209
Adjustments due to changes in accounting policy	—	—	—
Adjustments made to correct errors	—	—	—
TOTAL INCOME AND EXPENSES FOR THE YEAR	5,016,774	5,258,613	3,523,798
Parent entity	4,781,618	4,994,466	3,338,185
Minority interest	235,156	264,147	185,613
MEMORANDUM ITEM: EQUITY ADJUSTMENTS ALLOCABLE TO PRIOR YEARS	—	—	—
Due to changes in accounting policies	—	—	—
Stockholder’s Equity	—	—	—
Valuation adjustments	—	—	—
Minority interests	—	—	—
Due to errors	—	—	—
Stockholder’s Equity	—	—	—
Valuation adjustments	—	—	—
Minority interests	—	—	—

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated statement of changes in equity (consolidated statement of recognized income and expense) for the year ended December 31, 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 62). In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Notes 1 to 9)

	Thousands of Euros
	2006	2005(*)	2004(*)
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated profit for the year	4,971,035	4,070,572	3,108,209
Adjustment to profit:	4,596,678	4,354,633	3,251,332
Depreciation of tangible assets (+)	382,890	361,042	363,312
Amortisation of intangible assets (+)	89,308	87,650	84,894
Impairment losses (net) (+/-)	1,503,549	854,327	958,194
Net provisions for insurance contract liabilities (+/-)	995,999	1,274,283	413,744
Provision expense (net) (+/-)	1,338,205	454,182	850,557
Gains/Losses on disposal of tangible assets (+/-)	(72,489)	(85,361)	(80,424)
Gains/Losses on disposal of investment (+/-)	(934,288)	(28,406)	(308,383)
Share of profit or loss of entities accounted for using the equity method (net of dividends) (+/-)	(307,648)	(121,495)	(97,040)
Taxes (+/-)	2,059,301	1,521,181	1,028,631
Other non-monetary items (+/-)	(458,149)	37,230	37,847

Adjusted profit	9,567,713	8,425,205	6,359,541

Net increase/decrease in operating assets	(20,293,306)	(55,959,375)	(30,388,986)
Financial assets held for trading	(7,823,349)	3,330,819	(10,299,383)
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	(5,967,035)	5,893,072	(1,731,181)
Other equity instruments	(3,703,192)	(554,470)	(3,661,105)
Trading derivatives	1,846,878	(2,007,783)	(4,907,097)
Other financial assets at fair value through profit or loss	444,139	(361,763)	(102,013)
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	227,374	(224,145)	(58,771)
Other equity instruments	216,765	(137,618)	(43,242)
Available-for-sale financial assets	18,345,927	(4,024,366)	(271,582)
Debt securities	19,006,148	(5,998,254)	2,280,133
Other equity instruments	(660,221)	1,973,888	(2,551,715)
Loans and receivables	(34,041,410)	(54,290,431)	(21,282,492)
Loans and advances to credit institutions	6,983,780	(10,773,069)	4,206,274
Money market operations through counterparties	(100,052)	241,999	157,998
Loans and advances to other debtors	(40,347,544)	(46,158,632)	(25,208,703)
Debt securities	2,214,603	3,204,972	710,578
Other financial assets	(2,792,197)	(805,701)	(1,148,639)
Other operating assets	2,781,387	(613,634)	1,566,484

(*)	Presented for comparison purposes only.

	Thousands of Euros
(Continuation)	2006	2005(*)	2004(*)
Net increase/decrease in operating liabilities	13,543,414	53,544,980	27,562,514
Financial liabilities held for trading	(1,347,331)	2,136,452	7,786,360
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Trading derivatives	(643,990)	1,059,732	7,918,086
Short positions	(703,341)	1,076,720	(131,726)
Other financial liabilities at fair value through profit or loss	(157,551)	(94,262)	(123,127)
Deposits from credit institutions	—	—	—
Deposits from other creditors	(157,551)	(94,262)	(123,127)
Debt certificates	—	—	—
Financial liabilities at fair value through equity	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates	—	—	—
Financial liabilities measured at amortised cost	17,799,111	51,218,706	22,047,117
Deposits from central banks	(5,976,242)	1,031,331	(723,613)
Deposits from credit institutions	(2,682,765)	1,308,632	5,552,861
Money market operations through counterparties	200,000	(634,752)	514,759
Deposits from other creditors	9,694,138	31,823,914	5,315,333
Debt certificates	15,972,773	16,555,131	10,502,918
Other financial liabilities	591,207	1,134,450	884,859
Other operating liabilities	(2,750,815)	284,084	(2,147,836)

Total net cash flows from operating activities (1)	2,817,821	6,010,810	3,533,069

CASH FLOWS FROM INVESTING ACTIVITIES	(2,740,766)	(4,190,926)	(2,104,591)
Investment (-)	(5,121,070)	(4,832,207)	(3,363,952)
Group entities, jointly controlled entities and associates	(1,708,382)	(84,491)	(403,094)
Tangible assets	(1,214,160)	(1,487,654)	(635,335)
Intangible assets	(252,580)	(1,375,290)	(99,917)
Held-to-maturity investments	(1,945,948)	(1,884,772)	(2,225,606)
Other financial assets	—	—	—
Other assets	—	—	—
Divestments (+)	2,380,304	641,281	1,259,361
Group entities, jointly controlled entities and associates	1,759,082	10,676	488,339
Tangible assets	501,264	509,380	644,861
Intangible assets	119,958	121,225	126,161
Held-to-maturity investments	—	—	—
Other financial assets	—	—	—
Other assets	—	—	—

Total net cash flows investing activities (2)	(2,740,766)	(4,190,926)	(2,104,591)

CASH FLOWS FROM FINANCING ACTIVITIES	887,480	(555,819)	507,462
Issuance/ Redemption of capital (+/-)	2,938,600	—	1,998,750
Acquisition of own equity instruments (-)	(5,677,433)	(3,839,510)	(3,220,752)
Disposal of own equity instruments (+)	5,639,506	3,779,037	3,266,937
Issuance/Redemption of other equity instruments (+/-)	(34,668)	—	—
Issuance/Redemption of subordinated liabilities(+/-)	103,970	1,387,248	1,030,243
Issuance/Redemption of other long-term liabilities (+/-)	—	—	—
Increase/Decrease in minority interest (+/-)	(168,009)	233,951	(1,179,625)
Dividends paid (-)	(1,914,486)	(1,595,222)	(1,349,369)
Other items relating to financing activities (+/-)	—	(521,323)	(38,722)

Total net cash flows from financing activities (3)	887,480	(555,819)	507,462

EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	(785,267)	929,971	77,273

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	179,268	2,194,036	2,013,213

Cash or cash equivalents at beginning of year	12,317,126	10,123,090	8,109,304

Cash or cash equivalents at end of year	12,496,394	12,317,126	10,122,517

(*)	Presented for comparison purposes only.

The accompanying Notes 1 to 62 and Appendices I to VI are an integral part of the consolidated cash flow statement for the year ended December 31, 2006.

Translation of consolidated financial statements originally issued in Spanish and prepared in accordance with EU-IFRSs, as adopted by the European Union (See Note 1 and 62). In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2006

1. INTRODUCTION, BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER INFORMATION

1.1. INTRODUCTION

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain. The Bank leads its business through branches and offices located throughout Spain and abroad.

The bylaws of association and other public information on the Bank can be consulted both at its registered office (Plaza San Nicolás, 4, Bilbao) and on its official website, www.bbva.com.

In addition to the operations carried on directly by it, the Bank is the head of a group of subsidiaries, jointly controlled entities and associates that engage in various business activities and which compose, together with the Bank, the Banco Bilbao Vizcaya Argentaria Group (“the Group” or “BBVA Group”). Therefore, the Bank is obliged to prepare, in addition to its own financial statements, the Group’s consolidated financial statements.

As of December 31, 2006 the Group was composed by 304 entities that were fully consolidated, 6 were consolidated by the proportionate method and 58 entities accounted for using the equity method (Notes 4 and 18 and appendix I to III of the present consolidated financial statements).

The Group’s consolidated financial statements for 2005 were approved by the shareholders at the Bank’s Annual General Meeting on March 18, 2006.

The 2006 consolidated financial statements of the Group and the 2006 financial statements of the Bank and of substantially all the Group companies have not yet been approved by their shareholders at the respective Annual General Meetings. However, the Bank’s Board of Directors considers that the aforementioned financial statements will be approved without any changes.

1.2. BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRSs”). Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with EU-IFRSs.

In order to adapt the accounting system of Spanish credit institutions to the new standards, the Bank of Spain issued Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats.

The BBVA Group’s consolidated financial statements for 2006 were prepared by the Bank’s directors (at the Board Meeting on February 12, 2007) in accordance with EU-IFRSs, taking into account best practices of Bank of Spain Circular 4/2004, and by applying the basis of consolidation, accounting policies and measurement bases described in Note 2, so that they present fairly the Group’s equity and financial position at 31 December 2006, and the results of its operations, the changes in consolidated equity and the consolidated cash flows in 2006. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and by each of the other Group companies and include the adjustments and reclassifications required to unify the accounting policies and measurement bases used by the Group (Note 2.2).

All accounting policies and measurement bases with a significant effect on the consolidated financial statements were applied in their preparation.

1.3. COMPARATIVE INFORMATION

The information relating to 2005 and 2004 contained in these notes to the consolidated financial statements is presented, solely for comparison purposes, with information relating to 2006 and, accordingly, it does not constitute the Group’s statutory consolidated financial statements for 2005 and 2004.

The consolidated financial statements for the year ended December 31, 2005 were the first to have been prepared in accordance with EU-IFRSs; these standards entail, with respect to the rules in force (Bank of Spain Circular 4/1991) when the Group’s consolidated financial statements for 2004 were prepared, significant changes in the accounting policies, measurement bases and presentation of the financial statements making up the annual financial statements. The main effects of the adaptation to EU-IFRSs and the Bank of Spain Circular 4/2004 are explained in Note 3 and Appendix VI.

1.4. RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE

The information in these BBVA Group consolidated financial statements is the responsibility of the Group’s directors. In preparing these consolidated financial statements estimates were occasionally made by the Bank and the consolidated companies in order to quantify certain of the assets, liabilities, income, expenses and commitments reported herein. These estimates relate mainly to the following:

•	The impairment losses on certain financial assets (Notes 13, 14, 15 y 18).

•	The assumptions used in the actuarial calculation of the post-employment benefit liabilities and commitments (Note 29).

•	The useful life of tangible and intangible assets (Notes 20 and 21).

•	The measurement of goodwill arising on consolidation (Notes 18 and 21).

•	The fair value of certain unquoted assets (Note 13).

Although these estimates were made on the basis of the best information available as of December 31, 2006 on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in coming years.

1.5. ENVIRONMENTAL IMPACT

As of December 31, 2006 the Group’s consolidated financial statements did not disclose any item that should be included in the environmental information document envisaged in the related Ministry of the Economy Order dated October 8, 2001.

1.6. DETAIL OF AGENTS OF CREDIT INSTITUTIONS

The detail of BBVA agents required pursuant to Article 22 of Royal Decree 1245/1995 of 14 July of the Ministry of Economy and Finance is disclosed in the BBVA financial statements for the year ended December 31, 2006.

1.7. REPORT ON THE ACTIVITY OF THE CUSTOMER CARE DEPARTMENT AND THE CUSTOMER OMBUDSMAN

The report on the activity of the Customer Care Department and the Customer Ombudsman required pursuant to Article 17 of Ministry of Economy and Finance Order ECO/734/2004 of 11 March is included in the management report accompanying these consolidated financial statements.

1.8. CAPITAL RATIOS

Law 13/1992 of June 1, 1992 and Bank of Spain Circular 5/1993 and subsequent amendments thereto regulate the minimum capital requirements for Spanish credit institutions – both as individual entities and as consolidated groups – and the manner in which these capital requirements are to be calculated.

As of December 31, 2006, 2005 and 2004 the Group’s qualifying capital exceeded the minimum required under the aforementioned legislation (Note 36).

2. BASIS OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED

2.1. BASIS OF CONSOLIDATION

a) SUBSIDIARIES

The parent company subsidiaries are included in the BBVA Group consolidated financial statements using the full consolidation method. “Subsidiaries” are defined as entities over which the Group has the capacity to exercise control, taken to be the power to govern the financial and operating policies of an entity so as to obtain profits from its activities, is, in general but not exclusively, presumed to exist when the parent company owns directly or indirectly, more than half of the voting power of the investee or, even if this percentage is lower or zero, when, for example, there are agreements with other shareholders of the investee that give the Group control.

In this connection, there are several companies forming part of the BBVA Banco Continental (Peru) Group which, although less than 50% owned by the Group, are fully consolidated because the agreements entered into with the other shareholders give the Group effective control. Similarly, Banco Provincial Overseas, N.V. is fully consolidated since the Group has effective control due to its 48% ownership interest in Inversiones Banpro International Inc. N.V., which it owns 100% of Banco Provincial Overseas N.V.

For the mentioned entities, the percentage of ownership and voting rights of the Group is as follows as of December 31, 2006:

COMPANY	% Voting Rights	% Ownership
Banco Continental, S.A.	92.08	46.04
Continental Bolsa, Sociedad Agente de Bolsa, S.A.	100	46.04
Continental Sociedad Titulizadora, S.A.	100	46.04
Continental S.A. Sociedad Administradora de Fondos	100	46.04
Inmuebles y Recuperaciones Continental, S.A.	100	46.04
Banco Provincial Overseas N.V.	100	48.01

The financial statements of the subsidiaries are fully consolidated with those of the Bank. Accordingly, all material balances and effects of the transactions between consolidated companies were eliminated on consolidation. Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

The share of third parties in the Group’s equity is presented under the heading “Minority Interests” in the consolidated balance sheet and their share in the profit or loss for the year is presented under the heading “Income Attributed to Minority Interests” in the consolidated income statement (Note 30).

The results of subsidiaries acquired during the year are included in the consolidated income statement from the date of acquisition to year-end, similarly, the results of subsidiaries disposed of during the year are included in the consolidated income statement from the beginning of the year to the date of disposal.

Note 4 contains information on the most significant investments and divestments in subsidiaries that took place in 2006, 2005 and 2004.

Appendix I includes the most significant information on these companies.

b) JOINTLY CONTROLLED ENTITIES

A “Jointly controlled entity” is defined as an entity that, although not been subsidiary, is controlled jointly by two or more unrelated entities (“ventures”) that, following the definition of “joint ventures”, are bound by a contractual agreement to take on an economic activity by sharing the strategic management tasks (both financial and operational) of the “jointly controlled entity” in order to benefit from its operations. All the strategic financial and operating decisions require the unanimous consent of the ventures.

EU-IFRSs envisage two methods for the recognition of jointly controlled entities: the equity method and the proportionate consolidation method. Under the proportionate consolidation method, the aggregation of balances and subsequent eliminations are only made in proportion to the Group’s ownership interest in the capital of these entities. The assets and liabilities assigned by the Group to jointly controlled operations and the Group’s share of the jointly controlled assets are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of their nature. As of December 31, 2006 this method was applied to the following entities: Holding de Participaciones Industriales 2000, S.A., PSA Finance Argentina Compañía Financiera, S.A., Ecasa, S.A., Forum Distribuidora, S.A., Darby – BBVA Latin American Investors, Ltd. and Forum Servicios Financieros, S.A.

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain Group companies, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

Appendix II includes the most significant information on these companies.

The Group opted to value its ownership interests in certain jointly controlled entities using the equity method, since it considered that this better reflected the financial situation of these holdings. The joint ventures that the Group accounted for using the equity method as of December 31, 2006, are listed in Appendix III.

Had these entities been proportionately consolidated, the Group’s total assets as of December 31, 2006, 2005 and 2004, would have increased by approximately €1,017,007 thousand, €777,699 thousand and €727,679 thousand, respectively; this decision did not have a material economic impact on the items in the consolidates income statements for 2006, 2005 and 2004.

c) ASSOCIATES

“Associates” are defined as entities over which the Group is in a position to exercise significant influence, but not control. Significant influence is presumed to exist when the Group owns directly or indirectly 20% or more of the voting power of the investee.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. The investments in these entities, which do not represent material amounts for the Group, are classified as available-for-sale investments.

Investments in associates are accounted for using the equity method, i.e. at the Group’s share of net assets of the investee, after taking into account the dividends received there from and other equity eliminations.

Since the accounting policies and measurement bases used in preparing the Group’s consolidated financial statements as of December 31, 2006 may differ from those used by certain associates, the required adjustments and reclassifications were made on consolidation to unify the policies and bases used and to make them compliant with EU-IFRSs.

Appendix III contains significant information on the associates.

d) INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE PROPORTIONATE CONSOLIDATION METHOD

The following table provides significant information regarding the most relevant associates and jointly controlled entities (see Note 18 and Appendix III) as of December 31, 2006, 2005 and 2004:

	Thousands of Euros
	2006	2005	2004
Net sales	276,329	762,674	199,479
Operating Income	317,492	158,606	331,669
Net Income	282,393	121,752	274,363
Current Assets	780,313	2,251,259	7,446,924
Non-current Assets	432,748	11,815,458	12,557,183
Current Liabilities	238,033	1,543,243	5,742,964
Non-current Liabilities	975,029	12,523,475	14,261,143

(*)	Non audited information

2.2. ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED

The accounting policies and measurement bases used in preparing these consolidated financial statements were as follows:

a) FAIR VALUE

The fair value of an asset or a liability on a given date is taken to be the amount for which it could be bought or sold on that date by two knowledgeable, independent parties in an arm’s length transaction acting prudently. The most objective and common reference for the fair value of an asset or a liability is the price that would be paid for it on an organised, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. Such estimates would take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent to the measurement models developed and the possible inaccuracies of the assumptions required by these models may signify that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be purchased or sold on the date of its measurement.

b) FINANCIAL INSTRUMENTS

b.1) Classification

Financial assets/liabilities held for trading: these include the financial assets and liabilities acquired with the intention of generating a profit from short-term fluctuations in their prices or from differences between their purchase and sale prices.

These headings also include financial derivatives not considered to qualify for hedge accounting and, in the case of financial liabilities held for trading, the financial liabilities arising from the outright sale of financial assets purchased under reverse repurchase agreements or borrowed (“short positions”).

Other financial assets and financial liabilities at fair value through profit or loss: this heading include, among others, those are not held for trading but are:

•	Assets and liabilities which have the nature of hybrid financial assets and liabilities and contain an embedded derivative whose fair value cannot reliably be determined, or

•

Financial assets that are managed jointly with “liabilities under insurance contracts” measured at fair value, with financial derivatives whose purpose and effect is to significantly reduce exposure to changes in fair value, or with financial liabilities and derivatives whose purpose is to significantly reduce overall interest rate risk exposure.

Financial instruments involved in this category are permanently subject to an integrated and consistent system of measuring, managing and controlling risks and profits or loss that enables all the financial instruments involved to be monitored and identified and allows effective reduction of risk to be checked.

These headings include both the investment and customer deposits through life insurance policies in which the policyholder assumes the investment risk (named “Unit-links”).

Available-for-sale financial assets: these include debt securities not classified as “held-to-maturity investments” or as “financial assets at fair value through profit or loss”, and equity instruments issued by entities other than subsidiaries, associates and those jointly controlled, provided that such instruments have not been classified as “held for trading” or as “other financial assets at fair value through profit or loss”.

Loans and receivables: this heading relates to the financing granted to third parties, classified on the basis of the nature thereof, irrespective of the nature of the borrower and the form of financing granted, and includes finance leases in which consolidated companies act as lessors.

The consolidated companies generally intend to hold the loans and credits granted by them until their final maturity; therefore, they are presented in the consolidated balance sheet at their amortised cost (which includes any corrections required to reflect the estimated losses on their recovery).

Held-to-maturity investments: this heading includes debt securities for which the Group, from inception and at any subsequent date, has the intention to hold until final maturity, since it has the financial capacity to do so.

Financial liabilities at fair value through equity: these include financial liabilities arising as a result of a transfer of financial assets in which the transferor retains its control.

Financial liabilities at amortised cost: this heading includes, irrespective of their instrumentation and maturity, the financial liabilities not included in any other heading in the consolidated balance sheet which relate to the typical deposit-taking activities carried on by financial institutions.

b.2) Measurement

All financial instruments are initially recognised at fair value which, in the absence of evidence to the contrary, shall be the transaction price. These instruments will subsequently be measured on the basis of their classification. In the case of quoted financial instruments, fair value will be taken to be their market price. For unquoted financial instruments, fair value will be obtained using the valuation techniques customarily used in the market.

Financial assets:

Financial assets are measured at fair value, except for:

•	Loans and receivables,

•	Held-to-maturity investments, and

•

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments.

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method. Amortised cost is understood to be the acquisition cost of a financial asset or liability minus principal repayments, plus or minus the systematic amortisation (as reflected in the income statements) of any difference between the initial cost and the maturity amount. In the case of financial assets, amortised cost also includes any value adjustments for impairment.

The effective interest rate is the discount rate that exactly equates the carrying amount of a financial instrument to all its estimated cash flows of all kinds during its residual life. For fixed rate financial instruments, the effective interest rate coincides with the contractual interest rate established on the acquisition date plus, where applicable, the fees and commissions which, because of their nature, can be equated with a rate of interest. In the case of floating rate financial instruments, the effective interest rate coincides with the rate of return prevailing in all connections until the date on which the reference interest rate is to be revised for the first time.

Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, by any related impairment loss.

Financial liabilities:

Financial liabilities are measured at amortised cost, except for:

•

Those included under the headings “Financial Liabilities Held for Trading”, “Financial Liabilities at Fair Value through Profit or Loss” and “Financial Liabilities at Fair Value through Equity” and the financial liabilities designated as hedged items in fair value hedges or as hedging instruments, which are all measured at fair value.

•

Financial derivatives that have as their underlying equity instruments whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments; these derivatives are measured at cost.

Measurement of financial instruments at fair value

In 2006 most of the operations of Global Markets were measured at market value using benchmark prices published by independent market data sources, either by using the actual price of the financial instrument or by applying observable market variables to generate the fair value of the financial instruments (assets, liabilities and derivatives).

In most of the cases in which primary variables observed in the market were used rather than a direct observable price, financial models that are generally accepted and used in the markets were applied. In a limited number of cases, more sophisticated models were used, most of whose variables were objectively observable in the market.

In particular, equity and clearing house product prices, spot exchange rates, mutual funds and most fixed-income securities and credit default swaps, inter alia, can be directly observed and captured, whereas other fixed-income products, swaps, forwards, FRAs, etc. are valued by discounting cash flows using quoted interest rate curves.

Most options (financial instruments) are measured by applying commonly used valuation models, in which the observed volatility is included. The most frequently used models for equity and exchange rate options are the Monte Carlo model, the numerical integration method and the Black-Scholes model, whereas in the case of interest rate options, valuers resort mainly to the Black-Derman-Toy (BDT) model. The models are selected and validated by areas separate from the business.

Lastly, in more exceptional circumstances in which it is necessary to use a less clear variable (e.g. correlation), or in the event of scantly deep markets, the variable is inferred on the basis of direct market data in most cases, and of models based indirectly on market data in other cases (e.g. the Libor Market Model). However, the estimate is always made by an area separate from the business.

The following table presents the fair value of the principal financial instruments carried at fair value and the valuation methods used to determine it:

	Thousands of Euros
	Quoted market price	Market and non-market observable prices	Total
Financial assets
Financial assets held for trading (Note 11)	37,508,955	14,326,154	51,835,109
Other financial assets at fair value through profit and loss (Note 12)	654,131	322,983	977,114
Available-for-sale financial assets (Note 13)	30,361,050	11,905,724	42,266,774
Hedging derivatives (Note 16)	—	1,963,320	1,963,320
Financial liabilities
Financial liabilities held for trading (Note 11)	1,774,552	13,148,982	14,923,534
Other financial liabilities at fair value through profit or loss (Note 24)	—	582,537	582,537
Hedging derivatives (Note 16)	6,342	2,273,398	2,279,740

As of December 31, 2006, the percentage of those financial instruments where the fair values were estimated using valuation techniques which are based in full or in part on assumptions that are not supported by observable market prices over total financial instruments’ fair value is 0.52%.

The potential effect of using reasonably possible alternative assumptions as inputs to valuation models, relying on non market-observable inputs, has been estimated as plus or minus €1.8 million.

b.3) Recognition of changes arising from the measurement of financial assets and liabilities

Based on the classification of financial instruments, any changes in the carrying amounts of the financial assets and liabilities classified as “held for trading” and as “other financial assets and liabilities though profit or loss” are recognised with a balancing entry in the consolidated income statement. A distinction is made between the changes resulting from the accrual of interest and similar items, which are recorded under the headings “Interest and Similar Income” or “Interest Expense and Similar Charges”, as appropriate, and those arising for other reasons, which are recorded at their net amount under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement.

Valuation adjustments arising on available-for-sale financial assets are recognised temporarily under the heading “Valuation Adjustments - Available-for-Sale Financial Assets”, unless they relate to exchange differences, in which case they are recognised temporarily under the heading “Valuation Adjustments - Exchange Differences”.

The amounts charged or credited to the headings “Valuation Adjustments - Available-for-Sale Financial Assets” and “Valuation Adjustments - Exchange Differences” remain in the Group’s consolidated equity until the asset giving rise to them is removed from the consolidated balance sheet, whereupon those amounts are charged or credited to the consolidated income statement.

Valuation adjustments arising on non-current assets held for sale and the liabilities associated with them are recognised with a balancing entry under the heading “Valuation Adjustments - Non-Current Assets Held for Sale”.

Valuation adjustments arising on financial liabilities at fair value through equity are recognised with a balancing entry under the heading “Valuation Adjustments - Financial Liabilities at Fair Value through Equity”.

In the specific case of financial instruments designated as hedged items or qualifying for hedge accounting (Note 2.2.d), valuation differences are recognised as follows:

•

In fair value hedges, the differences arising on both the hedging instruments and the hedged items – with regard to the type of risk being hedged – are recognised directly in the consolidated income statement.

•

In cash flow hedges and hedges of net investments in foreign operations, the valuation differences relating to the ineffective portion of the hedging transaction are recognised directly in the consolidated income statement.

•	In cash flow hedges, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading “Valuation Adjustments - Cash Flow Hedges”.

•

In hedges of net investments in foreign operations, the valuation differences arising on the effective portion of the hedging instruments are recognised temporarily under the heading “Valuation Adjustments - Hedges of Net Investments in Foreign Operations”.

In the two last-mentioned cases, the valuation differences are not recognised in profit or loss until the gains or losses of the hedged item are recognised in the income statement or until the date of maturity of the hedged item.

In fair value portfolio hedges of interest rate risk, the gains or losses that arise on measuring the hedging instruments are recognised directly in the consolidated income statement, with a balancing entry under the heading “Hedging derivatives” on the assets or liability side of the consolidated balance sheet, whereas the gains or losses due to changes in the fair value of the hedged amount are recorded in the consolidated income statement with a balancing entry under the heading “Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the balance sheet, as appropriate.

In cash flow portfolio hedges of interest rate risk, the effective portion of the change in value of the hedging instrument is recognised temporarily under the heading “Valuation Adjustments - Cash Flow Hedges” until the forecast transactions are performed, at which time it is recorded in the consolidated income statement. The ineffective portion of the change in value of hedging derivatives is recognised directly in the consolidated income statement.

b.4) Impairment

A financial asset is considered to be impaired – and therefore its carrying amount is adjusted to reflect the effect of its impairment – when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the year in which the impairment becomes known, and the recoveries of previously recognised impairment losses are recognised in the consolidated income statement for the year in which the impairment is reversed or reduced, with the exception that any recovery of previously recognised impairment losses for an investment in an equity instrument classified as available for sale which are not recognised through consolidated profit or loss but recognised under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.

Balances are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognise the related accrued interest and any excess amount is used to reduce the principal not yet paid.

When the recovery of any recognised amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Debt instruments carried at amortised cost:

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows. However, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•

All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the guarantees provided for the instrument (after deducting the costs required for foreclosure and subsequent sale).

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeable be made.

These cash flows are subsequently discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

The possible impairment losses on these assets are determined:

•

Individually, for all significant debt instruments and for those which, although not significant, cannot be classified in homogenous groups of instruments of similar characteristics, i.e. by instrument type, debtor’s industry and geographical location, type of guarantee, age of past-due amounts, etc.

•	Collectively, in all other cases.

Criteria for determining impairment losses resulting from materialization of insolvency risk of the obligors have been established. Under these criteria, a debt instrument is impaired due to insolvency:

•	When there is evidence of a deterioration of the obligor’s ability to pay, either because it is in arrears or for other reasons, and/or

•	When country risk materialises; country risk is considered to be the risk associated with debtors resident in a given country due to circumstances other than normal commercial risk.

Similarly, different classifications of transactions have been established on the basis of the nature of the obligors, the conditions of the countries in which they reside, transaction status, type of associated guarantees, and age of the arrears, establishing for each of these risk groups the minimum impairment losses (“identified losses”) that must be recognised in the financial statements of consolidated entities.

In addition to the recognition of identified losses, it requires provisioning for the losses inherent to the risks classified as standard risk for the different categories of debt instruments not measured at fair value through profit or loss and in contingent risks classified as standard, taking into account the historical experience of impairment and the other circumstances known at the time of the assessment. For these purposes, inherent losses are the losses incurred at the date of the financial statements, calculated using statistical procedures that have not been allocated to specific transactions.

Impairment losses are quantified by applying the parameters established by the Bank of Spain on the basis of its experience and of information on the Spanish banking industry.

Other debt instruments:

The impairment losses on debt securities included in the available-for-sale financial asset portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment) and their fair value after deducting any impairment loss previously recognised in the consolidated income statement.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation Adjustments - Available-for-Sale Financial Assets” and are recognised in the consolidated income statement. If all or part of the impairment losses are subsequently recovered, the amount is recognised in the consolidated income statement for the year in which the recovery occurred.

Similarly, in the case of debt instruments classified as “non-current assets held for sale”, losses previously recorded in equity are considered to be realised – and are recognised in the consolidated income statement – on the date the instruments are so classified.

Equity instruments measured at fair value:

The criteria for quantifying and recognising impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognised through profit or loss but recognized under the heading “Valuation Adjustments – Available for sale Financial Assets” in the consolidated balance sheet.

Equity instruments measured at cost:

The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealised gains at the measurement date.

Impairment losses are recognised in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of the assets.

c) RECOGNITION OF INCOME AND EXPENSES

The most significant criteria used by the Group to recognise its income and expenses are summarised as follows:

Interest income and expenses and similar items:

As a general rule, interest income and expenses and similar items are recognised on the basis of their year of accrual using the effective interest method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees must be deferred and recognised in the income statement over the life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognised. Also dividends received from other companies are recognised as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognised for accounting purposes when it is received, as a recovery of the impairment loss.

Commissions, fees and similar items:

Income and expenses relating to commissions and similar fees are recognised in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:

•	Those relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognised when collected.

•	Those arising from transactions or services that are provided over a year of time, which are recognised over the life of these transactions or services.

•	Those relating to a single act, which are recognised when the single act is carried out.

Non-financial income and expenses:

These are recorded for accounting purposes on an accrual basis.

Deferred collections and payments:

These are recorded for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

d) FINANCIAL DERIVATIVES AND HEDGE ACCOUNTING

Financial derivatives are instruments that permit the transfer to third parties of all or part of the credit and/or market risks associated with balances and transactions. The underlying used in these derivatives can be interest rates, specific indices, the prices of certain securities, cross-currency exchange rates or other similar references.

The holding of positions in derivatives is the result of the Group’s need to manage the risks incurred by it in the course of its normal business activities. Derivatives represent another of the tools available to the Group, and are necessary for the management of:

•

Market Risk: Positions taken by the Group mostly in order to satisfy its customers’ needs (franchise model). In most cases the derivatives used are: interest-rate derivatives, to manage the risks arising as a result of long- and short-term variations in interest rates; exchange-rate derivatives, to mitigate exposure to exchange-rate fluctuations; and equity security derivatives, to manage price risks.

•

Structural Interest-Rate Risk: Structural interest-rate risk is defined as an entity’s exposure to variations in market interest rates arising from mismatches in the maturity and repricing dates of the entity’s assets and liabilities, including derivatives. The Asset and Liability Committee (ALCO) is the body responsible for actively managing BBVA’s balance sheet in order to stabilize net interest income without prejudice to net asset value. Basically, the derivatives used to achieve this goal are interest-rate derivatives.

•

Structural Exchange-Rate Risk: An entity’s structural exchange-rate risk refers to the potential losses in the value of structural positions arising from variations in exchange rates. The Asset and Liability Committee (ALCO) is the body responsible for managing this risk, for which purpose it uses exchange- and interest-rate derivatives.

All derivatives are recognised in the balance sheet at fair value from the date of arrangement. If the fair value of a derivative is positive, it is recorded as an asset and if it is negative, it is recorded as a liability. Unless there is evidence to the contrary, it is understood that on the date of arrangement the fair value of the derivatives is equal to the transaction price. Changes in the fair value of derivatives after the date of arrangement are recognised with a balancing entry under the heading “Gains or Losses on Financial Assets and Liabilities” in the consolidated income statement of the period in which the changes occur.

The fair value of the financial derivatives included in the held for trading portfolios is determined by their daily quoted price. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used in an unofficial markets to measure over-the-counter (“OTC”) derivatives.

The fair value of OTC derivatives is equal to the sum of the future cash flows arising from the instrument, discounted at the measurement date (“present value” or “theoretical close”); these derivatives are measured using methods recognised by the financial markets, including the net present value (NPV) method and option price calculation models.

Financial derivatives that have as their underlying equity instruments, whose fair value cannot be determined in a sufficiently objective manner and are settled by delivery of those instruments, are measured at cost.

Hedge accounting

The Group, for risk management purposes, applies fair value hedge accounting, cash flow hedge accounting or hedging of a net investment in a foreign operation as appropriate to the risks being hedged.

A financial derivative may be considered as qualifying for hedge accounting only if it meets the following three conditions:

•	It is designated as hedging item of one of the three types of hedging relationships (fair value hedge, cash flow hedge or net investment in a foreign operation);

•	It must effectively eliminate a significant portion of the risk inherent in the hedged item or position over the expected term of the hedge, which means that:

•	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”) and,

•	There is sufficient evidence that the hedge was fully effective during the whole life of the hedged item or position (“retrospective effectiveness”).

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Lastly, there must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and the manner in which this hedge is expected to be achieved (provided that this is in line with the Group’s management of own risks).

Fair value hedge

The changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized in earnings. This type of hedging relationships hedge changes in the value of assets and liabilities due to fluctuations in the interest rate and/or exchange rate to which the position or balance to be covered.

The main transactions whose risks are hedged by fair value hedge are:

•	Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

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Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

•	Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

•	Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

Cash flow hedge

The effective portions of changes in the fair value of the derivative are recorded in “Valuation adjustments-Cash Flow hedges” and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. In a cash flow hedge is hedged the changes in the estimated cash flows arising from financial assets and liabilities and highly probable transactions which an entity plans to carry out.

Most of the hedged items are floating interest rate loans: this risk is hedged using currency and interest rate swaps.

Net investment in a foreign operation hedge

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Most of the risks hedged are foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

Portfolio hedge of interest rate risk

A portfolio hedge of interest rate risk is that which hedges the interest rate risk exposure of a certain amount of financial assets or financial liabilities forming part of the overall financial instrument portfolio, but not the interest rate risk exposure of specific instruments. Portfolio hedges can take the form of fair value or cash flow hedges.

The gains or losses arising from changes in the fair value of the interest rate risk of effectively financial instruments are charged or credited, as appropriate, to the heading “Changes in the Fair Value of the Hedged Items in Portfolio Hedges of Interest Rate Risk” on the asset or liability side of the consolidated balance sheet.

As of December 31, 2006 and 2005, the Group had no portfolio hedge of interest rate risk operations.

Note 16 presents additional information relating to hedging derivatives.

e) PENSION COMMITMENTS AND OTHER COMMITMENTS TO EMPLOYEES

Following is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other commitments, of certain Group companies in Spain and abroad.

Commitments valuation: assumptions and gains/losses recognition.

The present values of the vested obligations are quantified on a case-by-case basis. The valuation method used for current employees is the projected unit credit method, which views each year of service as giving rise to an additional unit of benefit entitlement and measures each unit separately.

As of December 31, 2006, 2005 and 2004, actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred, were recognized in the consolidated income statements. The Group did not use the corridor approach.

Post-employment benefits.

•	Pensions.

Under the collective labor agreement, Spanish banks are required to supplement the social security benefits received by employees or their beneficiary rightholders in the event of retirement (except for those hired after 8 March 1980), permanent disability, death of spouse or death of parent.

The employee welfare systems in place at the Group’s Spanish banks supersede and improve the terms and conditions of the collective labor agreement for the banking industry; the commitments envisaged in the event of retirement, death and disability cover all employees, including those hired on or after March 8, 1980.

The Spanish banks of the Group externalized all their commitments to serving and retired employees pursuant to Royal Decree 1588/1999 of October 15. These commitments are instrumented in Pension Plans, insurance contracts with a non-Group company and insurance contracts with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.94% owned by the Banco Bilbao Vizcaya Argentaria Group. The externalized commitments with this insurance company owned by the Group are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. They are measured using the criteria and assumptions as described in this note. Whereas, the balances of the assets assigned by the insurance company owned by the Group to the funding of commitments are recognized and measured in the accompanying consolidated balance sheets. They are measured using the criteria as described in the note 2.2.b) about “Financial instruments”.

On the other hand, the balances of the aforementioned insurance policies which were contracted with non-related insurance companies were disclosed net of the fair value of the assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

Additionally, certain Group companies and some BBVA branches abroad, have post-employment benefit commitments to certain current and/or retired employees.

The previous employee welfare systems include defined contribution and defined obligation commitments.

Defined contribution commitments: the amounts of these commitments are determined, on a case-by-case basis, as a percentage of certain remuneration items and/or as a pre-established annual amount. The current contributions made by the Group’s companies for defined contribution retirement commitments covering substantially all current employees, which are recognized with a charge to the heading “Personnel Expenses – Contributions to external pension funds” in the accompanying consolidated income statements.

Defined benefit commitments: Certain Group’s companies have defined benefit commitments for permanent disability and death of current employees and early retirees; for death of certain retired employees; and defined-benefit retirement commitments applicable only to certain groups of serving employees (unvested benefits), or early retired employees (vested benefits) and of retired employees (ongoing benefits). Defined benefit commitments are funded by insurance contracts and internal Group provisions.

The amounts recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” are the differences between the present values of the vested obligations for defined obligation retirement commitments at balance sheet date, adjusted by actuarial gains/losses, the prior service cost and the fair value of assets assigned to the funding of commitments which are to be used directly to settle employee benefit obligations.

The provisions for defined obligation retirement commitments were charged to the heading “Provisions for Pensions and Similar Obligations” in the accompanying consolidated income statements.

The current contributions made by the Group’s companies for defined obligation retirement commitments covering current employees are charged to the heading “Personnel Expenses – Transfers to internal pension provisions” in the accompanying consolidated income statements.

•	Early retirements.

In 2006, 2005 and 2004, the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labor agreement in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provision Expense (Net) - Transfers to Funds for Pensions and Similar Obligations—Early Retirements” in the accompanying consolidated income statements. The present values of the vested obligations are quantified on a case-by-case basis and they are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets.

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached the age of effective retirement are included in the employee welfare system.

•	Post-employment welfare benefits.

Certain Group companies have welfare benefit commitments the effects of which extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions - Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets and they are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements.

Other commitments to employees.

Compensation in kind

Certain Spanish Group companies are obliged to deliver partially or fully subsidised goods and services under the collective labour agreements applicable to them and/or the related corporate agreements. The most significant employee welfare benefits granted by the Group’s Spanish banks, in terms of the type of compensation and the event giving rise to the commitment, are loans to employees, life insurance, study aid and long-service bonuses.

The scope of application of these employee welfare benefits varies from one company to another depending on the specific agreements that govern them. They may also be applied differently to employees of the same company, when different agreements are in force for each of the various employee groups.

Long-service bonuses are a form of long-term compensation, entitlement to which is conditional upon the qualifying beneficiary employees remaining in service for a stipulated number of years (15, 25, 40 or 50 years’ effective service in the case of share-based bonuses and 45 years’ effective service in the case of cash bonuses).

The present values of the vested obligations for long-service cash bonuses, long-service share-based payment and for the corresponding were quantified on a case-by-case basis. They are recognized in the heading “Provisions –

Other provisions” in the accompanying consolidated balance sheets. The cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees are charged to the heading “Personnel expenses – Other personnel expenses” in the accompanying income statements.

Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.

f) FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. Foreign currency balances are translated to euros in two consecutive stages:

•	Translation of foreign currency to the functional currency of the entities and branches, and

•	Translation to euros of the balances held in the functional currencies of entities whose functional currency is not the euro.

Translation of foreign currency to the functional currency: foreign currency transactions performed by the consolidated entities and their branches are initially recognised in their respective financial statements at the equivalent value in their functional currencies, translated using the exchange rates prevailing at the transaction date. Subsequently, for the purpose of presentation in their separate financial statements, the consolidated entities translate the foreign currency balances to their functional currencies using the average spot exchange rates at the end of the year.

a)	Assets and liabilities monetary items are translated using the average spot exchange rates at the end of the year to which the financial statements refer.

b)	Non-monetary items measured at amortized cost and fair value, are translated at the exchange rate of the date of acquisition and the date of determination of their fair value, respectively.

c)	The income and expenses are translated at the exchange rate prevailing at the transaction date, with the possibility of using the average exchange rate of the period for all the transactions carried out during it, unless a significant variation in the exchange rate has occurred during the period. The depreciation will be translated at the exchange rate applied to the corresponding assets.

Entities whose functional currency is not the euro: the balances in the financial statements of consolidated entities whose functional currency is not the euro are translated to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of December 31, 2006, 2005 and 2004.

•	Income and expenses and cash flows: at the average exchange rates for 2006, 2005 and 2004.

•	Equity items: at the historical exchange rates.

The exchange differences arising on the translation of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recorded in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recorded under the heading “Valuation Adjustments - Exchange Differences”.

The exchange differences arising on the translation to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recorded under the heading “Valuation Adjustments - Exchange Differences” in the consolidated balance sheet until the item to which they relate is derecognised, at which time they are recorded in the income statement.

The breakdown of the main foreign currency balances in the consolidated balance sheet as of December 31, 2006, 2005 and 2004, based on the nature of the related items, is as follows:

	Thousands of Euros
	2006	2005	2004
Assets -	126,190,212	117,409,477	86,777,076
Cash and balances with Central Banks	8,857,791	9,091,495	6,176,800
Financial held for trading	22,398,309	17,137,145	15,637,769
Available-for-sale financial assets	14,800,895	15,476,934	10,587,927
Loans and receivables	71,727,999	66,632,376	47,381,972
Investments	66,455	63,267	94,957
Tangible assets	1,660,901	1,680,676	1,256,658
Other	6,677,862	7,327,584	5,640,993
Liabilities-	135,829,166	127,768,806	98,698,453
Financial held for trading	1,878,775	1,571,117	2,329,659
Financial liabilities at amortised cost	128,154,672	118,665,788	91,845,928
Other	5,795,719	7,531,901	4,522,866

Of the foreign currency balances shown in the table above, approximately 64% of the assets and liabilities relate to transactions in Mexican pesos and US dollars.

g) ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

None of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies as defined by EU-IFRSs. Accordingly, as of December 31, 2006, 2005 and 2004 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

h) NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The heading “Non-current Assets Held for Sale” reflects the carrying amount of the assets – composing a “disposal group” or forming part of a business unit that the Group intends to sell (“discontinued operations”) – which will very probably be sold in their current condition within one year from the date of the consolidated financial statements. Therefore, the carrying amount of these assets – which can be financial or non-financial – will foreseeably be recovered through the price obtained on their sale.

Specifically, the assets received by the consolidated entities from their debtors in full or part settlement of the debtors’ payment obligations (foreclosed assets) are treated as non-current assets held for sale, unless the consolidated entities have decided to make continuing use of these assets.

Symmetrically, the heading “Liabilities Associated with Non-current Assets Held for Sale” reflects the balances payable arising on disposal groups and discontinued operations.

i) SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES

This heading shows the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies.

j) INSURANCE AND REINSURANCE CONTRACTS

In accordance with standard accounting practice in the insurance industry, the consolidated insurance entities credit to the income statement the amounts of the premiums written and charge to income the cost of the claims incurred on final settlement thereof. Insurance entities are therefore required to accrue at year-end the unearned revenues credited to their income statements and the accrued costs not charged to income.

The most significant accruals recorded by the consolidated entities in relation to direct insurance contracts arranged by them relate to the following (Note 27):

Mathematical provisions, which include:

•	Life insurance provisions: these represent the value of the life insurance obligations of the insurance companies at year-end, net of the obligations of the policyholder.

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Non-life insurance provisions: provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued in the year that has to be allocated to the period from the reporting date to the end of the policy period.

Provision for claims: this reflects the total amount of the obligations outstanding arising from claims incurred prior to the reporting date. The insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

Provisions for unexpired risks and other provisions, which include:

•

Non-life insurance provisions – unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at year-end.

•

Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the cession conditions established in the reinsurance contracts in force.

•

Other technical provisions: the insurance companies have recognised provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the measurement of the technical provisions.

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Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insureds or beneficiaries and the premiums to be returned to policyholders or insureds, as the case may be, based on the behaviour of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

Reinsurance assets and Liabilities under insurance contracts -

The heading “Reinsurance Assets” includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recorded by the consolidated insurance entities (Note 19).

The heading “Liabilities under Insurance Contracts” includes the technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at year-end (Note 27).

The income or loss reported by the Group’s insurance companies on their insurance activities is recorded under the heading “Insurance Activity Income” in the consolidated income statement (Note 49).

k) TANGIBLE ASSETS

Non-Current tangible assets for own use:

The heading Non-Current Tangible Assets for own use relates to the tangible assets intended to be held for continuing use and the tangible assets acquired under finance leases. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties, tangible assets acquired under finance leases and those assets expected to be held for continuing use. Non-Current tangible assets for own use are presented at acquisition cost less any accumulated depreciation and, where appropriate, any estimated impairment losses (net carrying amount higher than fair value).

For this purpose, the acquisition cost of foreclosed assets held for continued use is equal to the carrying amount of the financial assets delivered in exchange for their foreclosure.

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand has an indefinite life and, therefore, is not depreciated.

The period tangible asset depreciation charge is recognised with a balancing entry in the consolidated income statement and is based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Annual Percentage
Buildings for own use	1.33% to 4%
Furniture	8% to 10%
Fixtures	6% to 12%
Office supplies and computerisation	8% to 25%
Remodelling of rented offices	6%

At each accounting close, the consolidated entities analyse whether there is any internal or external indication that the net carrying amounts of their tangible assets exceed the related recoverable amounts. If there is such an indication, the carrying amount of the asset in question is reduced to its recoverable amount and the future depreciation charges are adjusted in proportion to the asset’s new remaining useful life and / or to its revised carrying amount.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities recognise the reversal of the impairment loss recorded in previous years and, consequently, adjust the future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognised in prior years.

Upkeep and maintenance expenses relating to tangible assets held for continued use are charged to the income statement for the year in which they are incurred.

Investment property and other assets leased out under an operating lease:

The heading “Tangible assets - Investment Property” in the consolidated balance sheet reflects the net values of the land, buildings and other structures held either to earn rentals or for capital appreciation at disposal date.

The criteria used to recognise the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses thereon are the same as those described in relation to tangible assets for continued use.

l) BUSINESS COMBINATIONS

A business combination is the bringing together of two or more separate entities or businesses into one single entity or group of entities. As a result of a business combination, which is accounted for using the purchase method, the Group obtains control over one or several entities.

The purchase method accounts for business combinations from the perspective of the acquirer. The acquirer must recognise the assets acquired and the liabilities and contingent liabilities assumed, including those not previously recognised by the acquired entity. This method measures the cost of the business combination and the assignation of it, at the date of acquisition, to the identifiable assets, liabilities and contingent liabilities measured at fair value.

In addition, any purchases of minority interests after the date on which the Group obtains control of the acquired are recorded as equity transactions, i.e. the difference between the price paid and the carrying amount of the percentage of minority interests acquired is charged directly to equity.

m) INTANGIBLE ASSETS

Goodwill

The positive differences between the cost of business combinations and the amount corresponding to the acquired percentage of the net fair value of the assets, liabilities and contingent liabilities of the acquired entity are recorded as goodwill on the asset side of the consolidated balance sheet. Goodwill represents the future economic benefits from assets that cannot be individually identified and separately recognised. Goodwill is not amortised and is subject periodically to an impairment analysis. Any impaired goodwill is written off.

Goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable business and/or geographical segments as managed internally by its directors within the Group.

The cash-generating units to which goodwill has been allocated are tested for impairment based on the carrying amount of the unit including the allocated goodwill. Such testing is performed at least annually and whenever there is an indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the minority interest, shall be compared with its recoverable amount. The resulting loss shall be apportioned by reducing, firstly, the carrying amount of the goodwill allocated to that unit and, secondly, if there are still impairment losses remaining to be recognised, the carrying amount of the rest of the assets. This shall be done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. It will be taken into account that no impairment of goodwill attributable to the minority interest may be recognised. In any case, impairment losses on goodwill can never be reversed.

Other intangible assets

These assets can have an “indefinite useful life” – when, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the year over which the asset is expected to generate net cash flows for the consolidated entities – or a “finite useful life”, in all other cases.

Intangible assets with indefinite useful life are not amortised, but rather at the end of each reporting period the consolidated entities review the remaining useful life of the assets in order to ensure that they continue to be indefinite or, if this is not the case, to classify them as having a finite useful life. The Group has not recognised any intangible assets with indefinite useful life.

Intangible assets with finite useful life are amortised over those useful lives using methods similar to those used to depreciate tangible assets.

In both cases the consolidated entities recognise any impairment loss on the carrying amount of these assets with charge to the heading “Impairment Losses (Net) - Other Intangible Assets” in the consolidated income statement. The criteria used to recognise the impairment losses on these assets and, where applicable, the recovery of impairment losses recognised in prior years are similar to those used for tangible assets.

n) INVENTORIES

Inventories are assets, other than financial instruments, that are held for sale in the ordinary course of business, that are in the process of production, construction or development for such sale, or that are to be consumed in the production process or in the rendering of services. The balance of the heading “Other Assets – Inventories” in the accompanying consolidated balance sheet included the land and other property held for sale in the property development business by the Group’s real state companies (Note 23).

Inventories are measured at the lower of cost and net realisable value, which is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

The amount of any write-down of inventories, such as that reflecting damage, obsolescence, and reduction of the sale price, to net realisable value and any other losses is recognised as an expense in the year in which the write-down or loss occurs. Subsequent reversal of any write-down is recognised in the consolidated income statement for the year in which it occurs.

When inventories are sold, the carrying amount of those inventories is derecognised and recorded as an expense in the year in which the related revenue is recognised. The expense is included under the heading “Cost of Sales” in the accompanying consolidated income statement (Note 51) when it corresponds to activities relating to the provision of non-financial services, or under the heading “Other Operating Expenses” in other cases (Note 52).

o) TAX ASSETS AND LIABILITIES

The Spanish corporation tax expense and the expense for similar taxes applicable to the consolidated entities abroad are recognised in the consolidated income statement, except when they result from transactions the profits or losses on which are recognised directly in equity, in which case the related tax effect is also recognised in equity.

The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognised in the income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply in the year when the asset is realised or the liability settled (Note 37).

Deferred tax assets are recognised to the extent that it is considered probable that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilised.

The deferred tax assets and liabilities recognised are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

Income and expenses recognised directly in equity are recorded as temporary differences.

p) FINANCIAL GUARANTEES

“Financial guarantees” are defined as contracts whereby the Group undertakes to make specific payments for a third party if the latter does not do so, irrespective of the various legal forms they may have.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortised cost, (see section d) of the present Note).

The provisions made for these transactions are recognised under “Provisions - Provisions for Contingent Liabilities and Commitments” on the liability side of the consolidated balance sheet (Note 28). These provisions are recognised and reversed with a charge or credit, respectively, to “Provisions (Net)” in the consolidated income statement.

q) LEASES

Leases are classified as finance from the start of the transaction leases when they transfer substantially the risks and rewards incidental to ownership of the asset forming the subject matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recorded as financing provided to third parties and, therefore, are included under the heading “Loans and Receivables” in the accompanying consolidated balance sheets.

Assets provided under operating leases to other Group entities are treated in the consolidated financial statements as assets held for continued use and in the individual financial statements of the owner as other assets leased out under an operating lease or as investment property.

r) PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

Provisions are existing obligations arising from legal or contractual requirements, valid expectations created by Group companies in third parties regarding the assumption of certain types of responsibilities, or virtual certainty as to the future course of regulation in particular respects, especially proposed new legislation that the Group cannot avoid.

Provisions are recognised in the balance sheet when each and every one of the following requirements is met: the Group has an existing obligation resulting from a past event and, at the balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation.

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognised in the balance sheet or in the income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits.

s) TRANSFERS OF FINANCIAL ASSETS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties. If substantially all the risks and rewards are transferred to third parties, the transferred financial asset is derecognised and, at the same time, any right or obligation retained or created as a result of the transfer is recognised.

If substantially all the risks and rewards associated with the transferred financial asset are retained, the transferred financial asset is not derecognised and continues to be measured using the same criteria as those used before to the transfer.

Financial assets are only derecognised when the cash flows they generate have extinguished or when substantially all the risks and rewards incidental to them have been transferred. Similarly, financial liabilities are only derecognised when the obligations they generate have extinguished or when they are acquired (with the intention either settle them or re-sell them).

t) OWN EQUITY INSTRUMENTS

The balance of the heading “Stockholders’ Equity - Treasury Shares” in the accompanying consolidated balance sheets relates mainly to Bank shares held by certain consolidated companies as of December 31, 2006, 2005 and 2004. These shares are carried at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ Equity-Reserves” in the accompanying consolidated balance sheets (Note 35).

u) EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity shall measure the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, at grant date.

Market conditions shall be taken into account when estimating the fair value of the equity instruments granted, thus, their evolution will not be reflected on the profit and loss account. Vesting conditions, other than market conditions, shall not be taken into account when estimating the fair value of the shares at the measurement date. Instead, vesting conditions shall be taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount so that, ultimately, the amount recognised for goods or services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest. As a consequence the effect of vesting conditions other than market conditions, will be recognized on the profit and loss account with the corresponding increase in equity.

v) ACQUIRE OF SHARES WITH DISCOUNT

In the last quarter of 2005, certain Group companies implemented a corporate programme for its permanent employees to enable them to acquire, with a 10% discount, shares of Banco Bilbao Vizcaya Argentaria, S.A. The total number of shares acquired in 2005 as part of this programme amounted to 2.4 million at a market price of €14.68 per share. The possibility of financing the acquisition through a personal loan was offered to the employees. The unamortised balance of the financing granted to employees amounted to €22,819 thousand as of December 31, 2006. Additionally, in 2006 a new phase of this corporate programme has been developed, this time without the possibility of financing for the acquisition of the shares. The total number of shares acquired in this second phase amounted to 489 thousand.

The total cost of this programme is charged to the heading “Personnel expenses” of the consolidated income statement.

w) TERMINATION BENEFITS

Termination benefits must be recognised when the company is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. There were no redundancy plans, so it is not necessary to recognise a provision for this issue.

3. RECONCILIATION OF THE CLOSING BALANCES FOR 2003 AND 2004 TO THE OPENING BALANCES FOR 2004 AND 2005

EU-IFRS 1 requires that the first consolidated financial statements prepared in accordance with EU-IFRSs include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

The reconciliation of the balances in the consolidated balance sheets and consolidated income statements is shown in Appendixes VI. The definition of certain terms used therein is as follows:

2003 closing: the balances as of December 31, 2003 in accordance with the standards in force at that date (Bank of Spain Circular 4/1991) applying, as a general rule, the basis of presentation envisaged under the new standards.

2004 opening: the balances resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force since January 1.

2004 closing: the balances as of December 31, 2004 in accordance with Bank of Spain Circular 4/1991 in force at that date applying, as a general rule, the basis of presentation envisaged under the new standards.

2005 opening: the balances resulting from considering the effect on the closing balances for the preceding year of the adjustments and reclassifications made under the new standards in force.

2004 re-stated balances: balances of year 2004 in accordance with new standards.

4. BANCO BILBAO VIZCAYA ARGENTARIA GROUP

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) is the Group’s parent company. Its individual financial statements are prepared on the basis of the accounting policies and methods contained in Bank of Spain Circular 4/2004. (See Note 1.2)

The Bank represented approximately 65% of the Group’s assets and 33% of consolidated profit before tax as of December 31, 2006 (63% and 27%, respectively, as of December 31, 2005 and 63% and 21%, respectively, as of December 31, 2004), after the related consolidation adjustments and eliminations.

Summarized below are the financial statements of Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2006, 2005 and 2004:

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
ASSETS	2006	2005(*)	2004(*)
CASH AND BALANCES WITH CENTRAL BANKS	3,264,155	2,707,634	3,584,389
FINANCIAL ASSETS HELD FOR TRADING	35,899,495	31,223,865	33,786,124
AVAILABLE-FOR-SALE FINANCIAL ASSETS	17,535,502	32,895,371	27,320,242
LOANS AND RECEIVABLES	213,027,835	183,250,928	149,381,995
HELD-TO-MATURITY INVESTMENTS	5,905,636	3,959,264	2,221,502
HEDGING DERIVATIVES	1,758,932	2,505,102	4,033,289
NON-CURRENT ASSETS HELD FOR SALE	26,393	29,722	51,919
INVESTMENT	14,159,672	13,296,918	12,068,994
INSURANCE CONTRACTS LINKED TO PENSIONS	2,114,052	2,089,985	2,097,376
TANGIBLE ASSET	2,093,446	2,060,765	2,034,013
INTANGIBLE ASSETS	63,055	51,920	37,316
TAX ASSETS	3,275,977	3,939,982	3,308,695
ACCRUED INCOME	505,276	512,377	310,954
OTHER ASSETS	561,914	616,788	426,173

TOTAL ASSETS	300,191,340	279,140,621	240,662,981

(*)	Presented for comparison purposes only.

	Thousands of Euros
TOTAL LIABILITIES AND EQUITY	2006	2005(*)	2004(*)
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	13,658,091	14,579,963	11,735,827
FINANCIAL LIABILITIES AT AMORTISED COST	258,697,166	242,037,543	206,918,252
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	183,201
HEDGING DERIVATIVES	2,088,420	947,007	2,317,121
PROVISIONS	6,926,134	6,376,428	6,292,468
TAX LIABILITIES	1,249,537	1,579,989	786,274
ACCRUED EXPENSES AND DEFERRED INCOME	736,057	762,477	718,074
OTHER LIABILITIES	104,998	7,004	1,262

TOTAL LIABILITIES	283,460,403	266,290,411	228,952,479

EQUITY
VALUATION ADJUSTMENTS	2,264,193	1,809,782	933,037
SHAREHOLDER’S EQUITY	14,466,744	11,040,428	10,777,465
Capital	1,740,465	1,661,518	1,661,518
Share premium	9,579,443	6,658,390	6,682,603
Reserves	2,085,465	2,001,854	1,877,718
Other equity instruments	25,874	141	—
Less: Treasury shares	(40,283)	(29,773)	(8,500)
Profit attributed to the Group	2,439,825	1,918,142	1,581,382
Less: Dividends and remuneration	(1,364,045)	(1,169,844)	(1,017,256)

TOTAL EQUITY	16,730,937	12,850,210	11,710,502

TOTAL EQUITY AND LIABILITIES	300,191,340	279,140,621	240,662,981

(*)	Presented for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
	2006	2005(*)	2004(*)
INTEREST AND SIMILAR INCOME	9,556,032	7,169,319	6,382,852
INTEREST EXPENSE AND SIMILAR CHARGES	(6,976,992)	(4,473,854)	(3,701,087)
INCOME FROM EQUITY INSTRUMENTS	1,528,495	1,056,912	1,091,478
NET INTEREST INCOME	4,107,535	3,752,377	3,773,243
FEE AND COMMISSION INCOME	2,062,234	1,928,985	1,689,587
FEE AND COMMISSION EXPENSES	(329,939)	(330,718)	(326,743)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	1,246,393	529,671	189,643
EXCHANGE DIFFERENCES (NET)	235,899	132,573	205,341
GROSS INCOME	7,322,122	6,012,888	5,531,071
OTHER OPERATING INCOME	69,826	80,690	80,326
PERSONNEL EXPENSES	(2,158,072)	(2,014,247)	(1,938,901)
OTHER ADMINISTRATIVE EXPENSES	(849,074)	(804,027)	(757,170)
DEPRECIATION AND AMORTISATION	(200,678)	(196,843)	(207,526)
OTHER OPERATING EXPENSES	(64,906)	(62,807)	(56,649)
NET OPERATING INCOME	4,119,218	3,015,654	2,651,151
IMPAIRMENT LOSSES (NET)	(645,101)	(441,825)	(601,981)
PROVISION EXPENSE (NET)	(1,024,593)	(378,539)	(670,962)
OTHER GAINS	614,950	107,872	448,368
OTHER LOSSES	(34,922)	(34,985)	(2,472)
INCOME BEFORE TAX	3,029,552	2,268,177	1,824,104
INCOME TAX	(589,727)	(350,035)	(242,722)
INCOME FROM ORDINARY ACTIVITIES	2,439,825	1,918,142	1,581,382
INCOME FROM DISCONTINUED OPERATIONS (NET)	—	—	—

INCOME FOR THE YEAR	2,439,825	1,918,142	1,581,382

(*)	Presented for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
	2006	2005(*)	2004(*)
NET INCOME RECOGNISED DIRECTLY IN EQUITY	454,411	876,745	291,581
Available-for-sale financial assets	453,247	992,180	279,767
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	(29,110)	(65,607)	—
Hedges of net investments in foreign operations	—	—	—
Exchange differences	30,274	(49,828)	11,814
Non-current assets held for sale	—	—	—
INCOME FOR THE YEAR	2,439,825	1,918,142	1,581,382

TOTAL INCOME AND EXPENSES FOR THE YEAR	2,894,236	2,794,887	1,872,963

(*)	Presented for comparison purposes only.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004 (SUMMARIZED)

	Thousands of Euros
	2006	2005(*)	2004(*)
CASH FLOW FROM OPERATING ACTIVITIES
Profit for the year	2,439,825	1,918,142	1,581,382
Adjustment to profit:	2,035,759	1,414,257	1,445,596
Adjusted profit	4,475,584	3,332,399	3,026,978
Net increase/decrease in operating assets	(17,526,778)	(35,678,851)	(19,824,845)
Financial assets held for trading	(4,675,630)	2,562,259	(4,127,044)
Other financial assets at fair value through profit or loss	15,574,430	(4,130,001)	1,676,829
Available-for-sale financial assets	(30,201,808)	(34,133,846)	(18,220,954)
Loans and receivables	1,776,230	22,737	846,324
Net increase/decrease in operating liabilities	15,204,261	35,212,225	22,358,151
Financial liabilities held for trading	(921,872)	2,844,136	1,036,983
Other financial liabilities at fair value through profit or loss	15,833,182	33,983,507	21,055,019
Other operating liabilities	292,951	(1,615,418)	266,149

Total net cash flows from operating activities (1)	2,153,067	2,865,773	5,560,284
CASH FLOWS FROM INVESTING ACTIVITIES
Investments (-)	(4,455,669)	(2,982,316)	(6,613,831)
Divestments (+)	1,689,535	266,755	752,289

Total net cash flows from investing activities (2)	(2,766,134)	(2,715,561)	(5,861,542)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance/Redemption of capital (+/-)	2,960,087	—	1,998,750
Acquisition of own equity instruments (-)	(4,728,219)	(2,619,475)	(2,228,215)
Disposal of own equity instruments (+)	4,760,145	2,615,499	2,280,902
Issuance/Redemption of other equity instruments (+/-)	25,733	141	—
Issuance/Redemption of subordinated liabilities (+/-)	63,942	701,763	784,458
Issuance/Redemption of other long-term liabilities (+/-)	—	—	—
Dividends paid (-)	(1,915,831)	(1,600,483)	(1,352,353)
Other items relating to financing activities (+/-)	1,164	(115,435)	(14,516)

Total net cash flows from financing activities (3)	1,167,021	(1,017,990)	1,469,026
EFFECT OF EXCHANGE RATE CHANGES ON CASH OR CASH EQUIVALENTS (4)	2,495	(1,623)	573

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	556,449	(869,401)	1,168,341

Cash or cash equivalents at beginning of year	2,707,482	3,576,883	2,408,542

Cash or cash equivalents at end of year	3,263,931	2,707,482	3,576,883

(*)	Presented for comparison purposes only.

The total assets and finance income of the Group’s most significant subsidiaries as of December 31, 2006, 2005 and 2004 are as follows:

		Thousands of Euros
		2006	2005	2004
	COUNTRY	Total Assets	Total Assets	Total Assets
Grupo BBVA Bancomer	Mexico	55,992,005	59,219,806	47,641,124
Grupo BBVA Chile	Chile	6,415,379	6,468,472	5,040,878
BBVA Puerto Rico	Puerto Rico	4,731,683	5,852,238	3,977,188
Grupo BBVA Banco Francés	Argentina	4,594,966	4,273,340	3,436,801
Grupo BBVA Banco Provincial	Venezuela	6,823,833	5,133,080	3,620,137
Grupo BBVA Continental	Peru	4,463,740	4,555,641	3,133,771
Grupo BBVA Colombia	Colombia	4,797,426	4,740,948	2,331,336

		Thousands of Euros
		2006	2005	2004
	COUNTRY	Finance Income	Finance Income	Finance Income
Grupo BBVA Bancomer	Mexico	5,886,223	5,495,088	3,498,240
Grupo BBVA Chile	Chile	429,156	486,809	323,876
BBVA Puerto Rico	Puerto Rico	324,647	258,016	196,720
Grupo BBVA Banco Francés	Argentina	375,889	398,241	285,231
Grupo BBVA Banco Provincial	Venezuela	572,615	454,128	393,699
Grupo BBVA Continental	Peru	326,212	251,337	174,526
Grupo BBVA Colombia	Colombia	436,789	290,508	220,608

Appendix V includes a detail of the fully consolidated subsidiaries which, based on the information available, were more than 5% owned by non-Group shareholders as of December 31, 2006.

As of December 31, 2006 and 2005, in its capacity as a depository in the ADR programme, Bank of New York, a foreign non-BBVA Group credit institution, held a significant ownership interest in the fully consolidated company A.F.P Próvida.

Additionally, as of December 31, 2004, a non-Group company then, Granahorrar held a significant ownership interest in A.F.P Horizonte Colombia.

The changes in the ownership interests held by the Group in the most significant subsidiaries and the situation of these interests as of December 31, 2006 were as follows:

BBVA BANCOMER GROUP (MEXICO)

Grupo Financiero BBV-Probursa, S.A. de C.V. and the companies in its group, including most notably Banco Bilbao Vizcaya México, S.A., joined the Group in July 1995. In the first half of 2000, it was resolved to merge Grupo Financiero BBV-Probursa, S.A. de C.V. into Grupo Financiero BBVA Bancomer, S.A. de C.V. Following this merger, which was carried out in July 2000, the Group’s ownership interest in Grupo Financiero BBVA Bancomer, S.A. de C.V. was 36.6%.

In the year from 2001 to 2003, the Group acquired various holdings in the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V., as a result of which its ownership interest was 59.43% as of December 31, 2003.

On March 20, 2004, the BBVA Group completed the tender offer on 40.6% of the share capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represented 39.45% of the share capital of the Mexican entity. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Grupo Financiero BBVA Bancomer, S.A. de C.V. was 98.88%, which, as a result of the purchase of shares subsisting in the market, increased to 99.70% as of December 31, 2004.

As of December 31, 2006 and 2005, BBVA held an ownership interest of 99.96% in the share capital of Grupo BBVA Financiero Bancomer, S.A.

BBVA BANCO FRANCÉS GROUP (ARGENTINA)

In December 1996, the Group acquired 30% of BBVA Banco Francés, S.A. (formerly Banco Francés Río de la Plata, S.A.) and assumed its management. Further acquisitions and a capital increase prior to December 31, 2003 brought the Group’s ownership interest to 79.6% at that date.

On January 21, 2004, BBVA Banco Francés, S.A. presented the new formulation of the regularization and reorganization plan (which had begun in 2002) requested by the Argentine authorities. The new plan envisaged, mainly, the sale of this company’s subsidiary BBVA Banco Francés (Cayman) Ltd. to BBVA, which was carried out on March 18, 2004, and the conversion into equity of a $78 million loan granted by BBVA to BBVA Banco Francés, S.A.

In compliance with the commitment thus assumed, on April 22, 2004, the Annual General Meeting of BBVA Banco Francés, S.A. authorized a capital increase with a par value of ARP 385 million, which was carried out in October 2004, BBVA subscribed to the capital increase at BBVA Banco Francés, S.A. through the conversion into equity of a $78 million loan it had granted to this investee. On February 23, 2005, the Superintendant of Financial and Exchange Institutions considered that the regularization and reorganization plan had been completed.

The ownership interest held by the Group as of December 31, 2004 and 2005 was 76.11% and 76.08%, respectively.

The ownership interest held by the Group as of December 31, 2006 was 76.07%.

BBVA PUERTO RICO, S.A.

In July 1998 BBV Puerto Rico absorbed PonceBank, an entity with total assets of $1,095 million, through a capital increase of $166 million. Also in 1998, BBV Puerto Rico acquired the assets and liabilities of Chase Manhattan Bank in Puerto Rico for a disbursement of $50 million.

The ownership interest held by the Group as of December 31, 2006 was 100%.

BBVA CHILE GROUP

In September 1998, the Group acquired a 44% holding in Banco BHIF, S.A., currently BBVA Chile, S.A., and assumed the management of the group headed by this Chilean financial institution. In 1999 additional shares were acquired, bringing the Group’s total holding in this entity to 53.3% as of December 31, 1999.

As of December 31, 2004, the ownership interest held in BBVA Chile, S.A. was 66.27%, and additional acquisitions of capital in 2005 brought this figure up to 66.62%.

On March 3, 2006, BBVA purchased 0.43% of BBVA Chile’s share capital for Chilean pesos 2,318 million (€3.7 million), increasing BBVA’s share capital in BBVA Chile to 67.05%. As the share capital of BBVA in BBVA Chile was higher than two thirds of BBVA Chile’s total share capital, BBVA in compliance with Chilean legislation launched a public tender offer for all of BBVA Chile’s share capital. The public tender offer was effective from April 3, 2006 to May 2, 2006. After the acceptance of the public tender offer by 1.13% of BBVA Chile’s outstanding shares, BBVA’s share capital in BBVA Chile increased to 68.18%.

The ownership interest held by the Group as of December 31, 2006 was 67.84%.

BBVA BANCO PROVINCIAL GROUP (VENEZUELA)

In March 1997, the Group acquired 40% of the share capital of Banco Provincial, S.A. and higher-percentage holdings in the other Provincial Group companies; consequently, it assumed the management of this group. Further acquisitions made in subsequent years raised the Bank’s holding in the Provincial Group to 55.60% as of December 31, 2006.

BBVA BANCO CONTINENTAL GROUP (PERU)

In April 1995, the Group acquired 50% of the share capital of Banco Continental, S.A. through Holding Continental, S.A. (50%-owned by the Group) and assumed the management of the financial group headed by Banco Continental, S.A. (Note 2.1.a). The ownership interest held by the Group as of December 31, 2006 was 92.08%.

BBVA COLOMBIA GROUP

In August 1996, the Group acquired 40% of the ordinary shares (equal to 35.1% of the total share capital) of Banco Ganadero, S.A. (currently BBVA Colombia, S.A.). Subsequently, additional holdings were acquired, bringing the ownership interest to 95.37% as of December 31, 2003.

On December 31, 2005, BBVA Colombia acquired 98.78% of Banco Granahorrar, S.A., proceeding to merger both entities on May 2006.

The ownership interest held by the Group as of December 31, 2006 was 95.43%.

CHANGES IN THE GROUP IN 2006

The most noteworthy acquisitions and sales of subsidiaries in 2006 were as follows:

•

On July 28, 2006, Telefónica España, S.A., on behalf of the liquidity mechanism to integrate Uno-E Bank, S.A., as established in the agreement entered into by Terra (subsequently merged into Telefónica España, S.A.) and BBVA, proceeded on January 10, 2003 to start selling to BBVA its 33 % ownership interest in Uno-E Bank, S.A. for an aggregated amount of €148.5 million, reaching BBVA a 100 % ownership of Uno-E Bank, S.A.

•

In May 2006 BBVA acquired a 51% ownership interest in Forum, a Chilean company specialising in car purchase financing, through the Chilean entities Forum Distribuidora, S.A. and Forum Servicios Financieros, S.A. (which in turn own all the shares of ECASA, S.A.), giving rise to the incorporation of BBVA Financiamiento Automotriz. The goodwill recognised as of December 31, 2006 amounted €51 million.

•	On April 5, 2006 the Group sold its 51% ownership interest in Banc Internacional d´Andorra, S.A. for €395.15 million, which gave rise to a gain of €184 million.

•

On November 10, 2006 the Group acquired Texas Regional Bancshares Inc. through the investment of $2,141 million (€1,674 million). The goodwill recognised as of December 31, 2006 amounted €1,257 million.

•	On November 30, 2006 the Group acquired all the shares of the Italian vehicle rental company Maggiore Fleet S.p.A., for €70.2 million, giving rise to goodwill of €35.7 million.

•	In January 3, 2007 the acquisition of State National Bancshares Inc. was accomplished (see Note 61).

CHANGES IN THE GROUP IN 2005

The most noteworthy acquisitions of subsidiaries in 2005 were as follows:

•

On 6 January, pursuant to the agreement entered into in September 2004 and after obtaining the mandatory authorisations, the Group, through BBVA Bancomer, acquired all the shares of Hipotecaria Nacional, S.A. de C.V., a Mexican company specialising in the mortgage business. The price paid was MXP 4,121 million (approximately €276 million) and the goodwill recognised amounted to €259 million as of December 31, 2005.

•

On 28 April, pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorisations, BBVA acquired all the shares of Laredo National Bancshares, Inc., a bank holding located in Texas (United States) which operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was $859.6 million (approximately €666 million) and the goodwill recognised amounted to €474 million as of December 31, 2005.

•

On October 31, 2005, the Guarantee Fund for Colombian Financial Institutions, FOGAFIN, sold by public auction 98.78% of the share capital of Banco Granahorrar, S.A. (a Colombian financial institution) to the BBVA Group’s subsidiary in Colombia, BBVA Colombia, S.A. The financial offer made by BBVA Colombia for the acquisition of Banco Granahorrar, S.A. totalled $423.66 million. This transaction was performed in December 2005 after authorisation had been obtained from the related supervisory and control bodies. The price paid was Colombian pesos 981,572.2 million, approximately €364 million, and the goodwill recognised amounted to €267 million as of December 31, 2005.

CHANGES IN THE GROUP IN 2004-

The most noteworthy transactions in 2004 were as follows:

•	On March 31, 2004, Finanzia Renting, S.A. was merged into BBVA Renting, S.A., effective for accounting purposes from January 1, 2004. These two companies were wholly-owned investees of BBVA.

•

On July 21, 2004, the deed was executed for the merger of Corporación Área Inmobiliaria, S.L. into BBVA Área Inmobiliaria, S.L. through the transfer en bloc of the assets and liabilities of the former to the latter, and the dissolution of the former. On this same date the deed was executed whereby BBVA Área Inmobiliaria, S.L. changed its name to Anida Grupo Inmobiliario, S.L.

•

On October 8, 2004, the Group completed the purchase of all the shares of Valley Bank, an entity located in California, for $16.7 million (€13,130 thousand). This was BBVA’s first commercial banking transaction in mainland USA.

•

On October 12, 2004, the Group sold the El Salvador welfare business comprising BBVA Crecer AFP and BBVA Seguros, S.A. – Seguros de Personas—in which BBVA had ownership interests of 62% and 51%, respectively, for $42.8 million (€32.83 million), giving rise to a gain of €12,287 thousand.

INVESTMENTS ON COURSE

On December 22, 2006 BBVA reached an agreement with the Chinese banking group CITIC Group to develop a strategic alliance in the Chinese market. In accordance with this agreement, BBVA will acquire a 5% ownership interest in “China Citic Bank” (“CNCB”) with a call option to acquire 9.9% of its sharecapital. The price for the initial 5% sharecapital is of approximately €501 million. Additionally BBVA will acquire al 15% ownership interest in the banking entity “Citic International Financial Holdings” (“CIFH”), which develops its activity in Hong Kong, being quoted as well in the Hong Kong Stock Exchange. The price for this 15% sharecapital is of approximately €488 million. Full effect of this transaction is conditional upon the obtainance of the corresponding approvals and registers supervising organisms.

5. DISTRIBUTION OF PROFIT

In 2006 the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2006 profit, amounting to a total of €0.396 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2006, net of the amount collected and to be collected by the consolidable Group companies, was €1,362,700 thousand and is recorded under “Equity-Dividends and Remuneration” in the related consolidated balance sheet (Note 31). The last of the aforementioned interim dividends, which amounted to €0.132 gross per share and was paid to the shareholders on January 10, 2007, was recorded under the heading “Financial Liabilities at Amortised Cost – Other Financial Liabilities” in the consolidated balance sheet as of December 31, 2006 (Note 26).

The provisional accounting statements prepared in 2006 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividends were as follows:

	Thousands of Euros
	31-05-2006 Dividend 1	31-08-2006 Dividend 2	30-11-2006 Dividend 3
Interim dividend -
Profit at each of the dates indicated, after the provision for income tax	1,535,235	2,376,266	2,244,779
Less -
Estimated provision for Legal Reserve	—	—	(15,789)
Interim dividends paid	—	(447,592)	(895,184)

Maximum amount distributable	1,535,235	1,928,674	1,333,806

Amount of proposed interim dividend	447,592	447,592	468,861

The Bank’s Board of Directors will propose to the shareholders at the Annual General Meeting that a final dividend of €0.241 per share be paid out of 2006 income. Based on the number of shares representing the share capital as of December 31, 2006 (Note 32), the final dividend would amount to €856,025 thousand and profit would be distributed as follows:

Thousands of Euros
Net profit for 2006 (Note 4)	2,439,825
Distribution:
Dividends
- Interim	1,364,045
- Final	856,025
Legal reserve	15,789
Voluntary reserves	203,966

The distribution of profit per share during 2006, 2005 and 2004 is as follows:

	First interim	Second interim	Third interim	Final	Total
2004	0.100	0.100	0.100	0.142	0.442
2005	0.115	0.115	0.115	0.186	0.531
2006	0.132	0.132	0.132	0.241	0.637

6. EARNINGS PER SHARE

Basic earnings per share are determined by dividing net profit or losses attributable to the Group in a given period by the weighted average number of shares outstanding during the period.

Diluted earnings per share are determined using a method similar to that used to calculate basic earnings per share; however, the weighted average number of shares outstanding is adjusted to take into account the potential dilutive effect of share options, warrants and convertible debt instruments outstanding at year-end.

The “diluted number” of shares linked to warrants outstanding at year-end is determined in two stages: firstly, the hypothetical liquid amount that would be received on the exercise of these warrants is divided by the annual average price of the share and, secondly, the difference between the amount thus quantified and the present number of potential shares is calculated; this represents the theoretical number of shares issued disregarding the dilutive effect. Profit or loss for the year is not adjusted.

Therefore:

EARNINGS PER SHARE FOR CONTINUING OPERATIONS	2006	2005	2004
Numerator for basic earnings per share:
Income available to common stockholders (thousands of euros)	4,735,879	3,806,425	2,922,596
Numerator for diluted earnings per share:
Income available to common stockholders (thousands of euros)	4,735,879	3,806,425	2,922,596
Denominator for basic earnings per share (millions of shares)	3,406	3,391	3,369
Denominator for diluted earnings per share (millions of shares)	3,406	3,391	3,369

Basic earnings per share (euros)	1.39	1.12	0.87

Diluted earnings per share (euros)	1.39	1.12	0.87

As of December 31, 2006, 2005 and 2004, there were neither instruments nor share based payment to employees that could potentially dilute basic earnings per share.

As of December 31, 2006, 2005 and 2004, there were no discontinued operations that affected the earnings per share calculation for periods presented.

7. BASIS AND METHODOLOGY INFORMATION FOR SEGMENT REPORTING

Information by business area is a fundamental tool for monitoring and managing the Group’s various businesses. Preparation of this information starts at the lowest-level units, and all the accounting data relating to the business managed by these units are recorded. Management classifies and combines data from these units in accordance with a defined structure by the Group to arrive at the picture for the principal units and, finally, for the entire area itself. Likewise, the Group’s individual companies also belong to different business areas according to their type of activity. If a company’s activities do not match a single area, the Group assigns them and its earnings to a number of relevant units.

Once management has defined the composition of each area, it applies the necessary management adjustments inherent in the model. The most relevant of these are:

•

Stockholders’ equity: the Group allocates economic capital commensurate with the risks incurred by each business (CeR). This is based on the concept of unexpected loss at a certain level of statistical confidence, depending on the Group’s targets in terms of capital adequacy. These targets are applied at two levels: the first is core equity, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preference shares. The CeR calculation combines lending risk, market risk (including structural risk associated with the balance sheet and equity positions), operational risk and fixed asset and technical risks in the case of insurance companies.

•

Stockholders’ equity, as calculated under BIS rules, is an extremely important reference to the entire Group. However, for the purpose of allocating capital to business areas the Bank prefers CeR. It is risk-sensitive and thus linked to the management policies for the individual businesses and the business portfolio. This procedure anticipates the approach likely to be adopted by the future Basel II rules on capital. These provide an equitable basis for assigning capital to businesses according to the risks incurred and make it easier to compare returns.

•	In this note the above method of allocating capital is applied to all business units without exception (in previous years, capital was assigned to most units in the Americas based on book value).

•

Internal transfer prices: management uses rates adjusted for maturity to calculate the margins for each business. It also revises the interest rates for the different assets and liabilities that make up each unit’s balance sheet.

•

Assignment of operating expenses: the Bank assigns direct and indirect costs to the business areas except for those where there is no close and defined relationship, i.e., when they are of a clearly corporate or institutional nature for the entire Group.

•

Cross-business register: in some cases, and for the correct assignment of results, consolidation adjustments are done to eliminate double accounting produced by the incentives given to boost cross-business between units.

Concerning the structure by segments, the main level is set out by type of business.

The secondary basis of segment reporting relates to geographical segments. Information is prepared for the Group companies located in the Americas, detailing the banking, pension and insurance activities carried on in each of the countries.

This segmentation is based on the current internal organisational structure established by the BBVA Group for the management and monitoring of its business activities in 2006; the arrangement of the areas is different to that in 2005 and reflects the new structure of the Group in effect since January 1, 2006.

Thus the present composition of the Group’s main business areas as of December 31, 2006, was as follows:

•

Retail Banking in Spain and Portugal: this includes the Financial Services unit, i.e., individual customers, small companies and businesses in the domestic market, plus consumer finance provided by Finanzia and Uno-e, mutual and pension fund managers, private banking, the insurance business and BBVA Portugal.

•

Wholesale Businesses: this area consists of the corporate banking unit, including SMEs (previously reported under Retail Banking), large companies and institutions in the domestic market. Global Businesses covers the global customers unit, investment banking, treasury management and distribution. The area also takes care of business and real estate projects.

•	Mexico and the United States: this area includes the banking, insurance and pension businesses in Mexico and the United States (including Puerto Rico).

•	South America: this consists of banking, insurance and pension businesses in South America.

•

Corporate Activities: This area includes the results of the ALCO unit (the assets and liabilities committee) and Holdings in Industrial and Financial Companies. It also books the costs from central units that have a strictly corporate function and makes allocations to corporate and miscellaneous provisions, e.g., for early retirement. Earnings from the Group’s companies in Andorra were reported under this area until April, when the Group divested its holding there.

The figures corresponding to 2005 and 2004 have been calculated following the same criteria and structure used for 2006, in order that 2006, 2005 and 2004 are homogeneous for comparison.

On December 19, 2006 the Board of Directors approved a new organisational structure for the BBVA Group, which became effective on January 1, 2007.

The summarised income statements and main activity ratios by business area are as follows:

	Thousands of Euros
	Retail Banking Spain and Portugal		Wholesale Businesses
	2006	2005	2006	2005
NET INTEREST INCOME	2,865,005	2,623,068	1,031,627	1,017,415
Income by the equity method	752	892	283,160	51,115
Net fee income	1,588,617	1,456,420	491,491	424,980
Income from insurance activities	375,534	309,317	—	—
CORE REVENUES	4,829,908	4,389,698	1,806,278	1,493,510
Gains and losses on financial assets and liabilities	72,180	54,777	641,987	447,551
GROSS INCOME	4,902,088	4,444,474	2,448,265	1,941,061
Net revenues from non-financial activities	32,347	25,777	104,258	94,853
Personnel and general administrative expenses	(2,193,474)	(2,091,867)	(643,886)	(581,525)
Depreciation and amortization	(102,011)	(102,725)	(11,989)	(12,278)
Other operating income and expenses	13,657	43,274	15,701	28,643
OPERATING PROFIT	2,652,608	2,318,933	1,912,348	1,470,755
Impairment losses on financial assets	(355,547)	(328,229)	(322,444)	(269,223)
– Loan Loss provisions	(356,644)	(330,170)	(322,444)	(269,152)
– Other	1,097	1,941	—	(71)
Provisions	(2,617)	(2,281)	(11,272)	5,177
Other income/losses	16,295	18,353	158,886	31,000
PRE-TAX PROFIT	2,310,740	2,006,775	1,737,519	1,237,709
Corporate income tax	(807,891)	(685,515)	(449,417)	(361,334)
NET PROFIT	1,502,849	1,321,260	1,288,103	876,374
Minority interests	(4,373)	(4,194)	(5,697)	(3,694)
NET ATTRIBUTABLE PROFIT	1,498,476	1,317,066	1,282,406	872,680

	Thousands of Euros
	México and USA		South America		Corporate Activities
	2006	2005	2006	2005	2006	2005
NET INTEREST INCOME	3,535,013	2,678,277	1,310,464	1,039,113	(367,971)	(149,904)
Income by the equity method	(2,109)	(24)	2,598	(1,383)	23,247	70,895
Net fee income	1,389,794	1,211,898	814,943	694,942	50,035	151,755
Income from insurance activities	304,783	228,671	(5,607)	5,418	(24,279)	(56,483)
CORE REVENUES	5,227,481	4,118,822	2,122,398	1,738,090	(318,968)	16,264
Gains and losses on financial assets and liabilities	195,966	167,706	282,358	156,573	841,048	440,570
GROSS INCOME	5,423,447	4,286,528	2,404,756	1,894,663	522,080	456,834
Net revenues from non-financial activities	(4,178)	(2,595)	82	8,588	(1,151)	(844)
Personnel and general administrative expenses	(1,945,609)	(1,737,009)	(1,103,151)	(932,873)	(444,301)	(419,445)
Depreciation and amortization	(125,997)	(138,248)	(92,717)	(68,723)	(139,484)	(126,718)
Other operating income and expenses	(117,008)	(105,586)	(46,133)	(40,395)	(12,487)	(40,780)
OPERATING PROFIT	3,230,655	2,303,089	1,162,836	861,260	(75,343)	(130,952)
Impairment losses on financial assets	(685,332)	(314,964)	(149,470)	(79,658)	9,243	137,747
– Loan Loss provisions	(672,204)	(288,638)	(151,331)	(70,671)	25,956	145,551
– Other	(13,128)	(26,326)	1,861	(8,987)	(16,713)	(7,804)
Provisions	(72,680)	(50,646)	(58,722)	(78,025)	(1,192,931)	(328,406)
Other income/losses	42,734	(7,995)	316	14,110	770,770	21,710
PRE-TAX PROFIT	2,515,378	1,929,484	954,960	717,687	(488,261)	(299,902)
Corporate income tax	(738,578)	(556,044)	(229,135)	(165,519)	165,720	247,231
NET PROFIT	1,776,799	1,373,440	725,825	552,169	(322,541)	(130,952)
Minority interests	(2,026)	(3,574)	(216,756)	(173,276)	(6,304)	(79,409)
NET ATTRIBUTABLE PROFIT	1,774,773	1,369,866	509,069	378,893	(328,845)	(210,362)

	Thousands of Euros
	Retail Banking Spain and Portugal		Wholesale Businesses		Mexico and USA		South America
	2006	2005	2006	2005	2006	2005	2006	2005
Customer lending (1)	118,113,013	99,804,281	90,305,179	76,128,933	31,328,586	25,185,435	17,365,538	15,018,433
Customer deposits (2)	63,479,068	52,701,542	57,230,341	63,789,930	43,306,970	40,969,714	22,772,734	21,022,982
Deposits	63,444,931	52,637,971	46,831,691	46,838,587	36,791,331	34,910,483	21,666,754	19,864,273
Assets sold under repurchase agreement	34,138	63,571	10,398,651	16,951,344	6,515,640	6,059,231	1,105,980	1,158,710
Off-balance-sheet funds	61,407,132	60,961,549	2,248,710	2,154,716	18,477,848	16,977,135	33,446,899	30,978,438
Mutual funds	44,824,240	45,609,071	2,181,492	2,099,689	9,852,848	8,115,135	1,574,899	1,299,438
Pension funds	16,582,892	15,352,478	67,218	55,027	8,625,000	8,862,000	31,872,000	29,679,000
Other placements	7,137,102	7,145,773	—	—	3,293,560	2,235,125	—	—
Customer portfolios	19,031,860	15,588,000	491,000	2,909,000	6,941,000	5,713,000	—	—
Total assets (3)	124,292,144	105,383,399	195,049,807	176,939,514	69,288,564	66,983,799	29,390,918	27,349,854
ROE (%)	35.6	34.6	31.8	24.4	46.7	44.2	31.8	30.1
Efficiency ratio (%)	43.4	45.1	24.8	28.0	35.9	40.5	45.9	49.0
Efficiency incl. depreciation and amortization (%)	45.4	47.4	25.2	28.6	38.2	43.8	49.7	52.6
NPL ratio (%)	0.67	0.65	0.22	0.29	2.19	2.24	2.67	3.67
Coverage ratio (%)	264.5	275.6	707.9	561.5	248.9	251.3	132.8	109.3

(1)	Gross lending excluding NPLs.
(2)	Includes collection accounts and individual annuities.
(3)	Excluding insurance.

8. REMUNERATION OF THE BANK’S DIRECTORS AND SENIOR MANAGEMENT

Remuneration and other provisions for the Board of Directors and members of the Management Committee

•	REMUNERATION OF NON-EXECUTIVE DIRECTORS

The remuneration paid to the non-executive members of the Board of Directors during 2006 is indicated below. The figures are given individually for each non-executive director and itemised in thousand euros:

	Thousands of Euros
	Board	Standing Committee	Audit	Risk	Appointments and Compensation	Total
Tomás Alfaro Drake	89	—	43	—	—	132
Juan Carlos Álvarez Mezquíriz	119	152	—	—	39	310
Richard C. Breeden	324	—	—	—	—	324
Ramón Bustamante y de la Mora	119	—	65	97	—	281
José Antonio Fernández Rivero (*)	119	—	—	194	—	313
Ignacio Ferrero Jordi	119	101	22	—	58	300
Román Knörr Borrás	119	152	—	—	—	271
Ricardo Lacasa Suárez	119	—	162	97	—	378
Carlos Loring Martínez de Irujo	119	—	65	—	78	262
Enrique Medina Fernández	119	152	—	97	—	368
Susana Rodríguez Vidarte	119	—	65	—	—	184
Telefónica de España, S.A. (Sr. Vila)	119	—	—	—	—	119

Total (**)	1,603	557	422	485	175	3,242

(*)	Mr José Antonio Fernández Rivero, apart from the amounts detailed above, also received a total of €652,000 during 2006 in early retirement payments as a former member of the BBVA management.

(**)	Mr José María San Martín Espinós, who stood down as director at the AGM, 18th March 2006, received €77,000 in 2006 in payment of his membership of the Board of Directors.

•	REMUNERATION OF EXECUTIVE DIRECTORS

The remuneration paid to the executive members of the Board of Directors during 2006 is indicated below. The figures are given individually for each executive director and itemised:

	Thousands of Euros
	Fixed remunerations	Variable Remunerations (*)	Total (**)
Chairman	1,740	2,744	4,484
Chief Executive Officer	1,287	2,304	3,591
General Secretary	581	703	1,284

Total	3,608	5,751	9,359

(*)	Figures relating to variable remuneration for 2005 paid in 2006.

(**)	In addition, the executive directors received remuneration in kind in 2006 totalling €37 thousand, of which €8 thousand relates to Chairman, €14 thousand relates to Chief Executive Officer and €15 thousand to General Secretary.

The executive directors also earned a variable remuneration during 2006, which will be satisfied to them during 2007. The amount earned by the Chairman was of €3,255 thousand, the Chief Executive Officer earned €2,730 thousand while the General Secretary earned €794 thousand. These amounts are recognised under the heading “Accrued Expenses and Deferred Income” in the consolidated balance sheet as of December 31, 2006.

•	REMUNERATION OF THE MEMBERS OF THE MANAGEMENT COMMITTEE(*)

The remuneration paid in 2006 to the members of BBVA’s Management Committee, excluding executive directors, comprised €5,763 thousand of fixed remuneration and €11,403 thousand of variable remuneration earned in 2005 and received in 2006.

In addition, the members of the Management Committee, excluding executive directors, received remuneration in kind totalling €526 thousand in 2006.

The members of the Management Committee earned variable remuneration totalling €12,689 thousand in 2006, and this amount, which is recognised under the heading “Accrued Expenses and Deferred Income” in the consolidated balance sheet as of December 31, 2006, will be paid in 2007.

(*)	The membership of the Management Committee decreased from 18 to 16 in December 2006. This section includes information relating to all the members of the Management Committee as of December 31, 2006, excluding executive directors.

•	LONG TERM INCENTIVE PLAN FOR THE PERIOD 2003-2005

The long-term incentive plan for 2003-2005 was settled in 2006. It applied to all the management team, including executive directors and members of the Management committee, and was pegged to the achievement of the long-term targets established at the beginning of the plan (2003) and to the BBVA Group’s comparative performance in earnings per share, cost-income ratio and ROE against their benchmark peers at the end of the plan.

This plan was published in the 2005 Annual Report, estimating the settlement figures on the basis of data from 2003 and 2004 and the published information for 2005 available at the time of going to press.

Once the final data required to settle the plan were obtained (ie, once the benchmark peers published their earnings per share, cost-income ratio and ROE figures and BBVA’s performance could be ranked against these) the plan was paid out in 2006. The executive directors received the following amounts for the three years (2003, 2004 and 2005): Chairman and CEO, €5,294 thousand; President and COO, €4,438 thousand and Company Secretary, €1,351 thousand.

Meanwhile, the members of the Management committee, excluding the executive directors, received the total sum of €13,026 thousand from the plan, for all three years covered under the plan.

•	WELFARE BENEFIT OBLIGATIONS

The provisions recorded at 2006 year-end to cater for welfare benefit obligations to executive directors were as follows:

Thousands of Euros
Chairman	53,193
Chief Executive Officer	44,141
General Secretary	7,235

Total	104,569

Of this aggregate amount, €16,796 thousand were charged to 2006 earnings. Most of these commitments were insured under policies with BBVA as beneficiary, underwritten by an insurance company belonging to the Group. These insurance policies were matched to financial assets in compliance with Spanish legal regulations. The internal return on the insurance policies associated to said commitments was €3,946 thousand, which partly offset the amount allocated to provisions during the year.

Also, insurance premiums amounting to €79 thousand were paid on behalf of the non-executive directors members of the Board of Directors.

The provisions charged as of December 31, 2006 for post-employment welfare commitments for the Management committee members, excluding executive directors, amounted to €39,161 thousand. Of these, €11,215 thousand were charged against 2006 earnings. The internal return on the insurance policies associated to said commitments was €1,021 thousand, which partly offset the amount allocated to provisions during the year.

•	REMUNERATION SYSTEM FOR NON-EXECUTIVE DIRECTORS WITH DEFERRED DELIVERY OF SHARES

The annual general meeting celebrated on March 18, 2006, under agenda item eight, resolved to establish a remuneration scheme using deferred delivery of shares to the Bank’s non-executive directors, to substitute the earlier scheme that had covered these directors.

The new plan assigns ‘theoretical’ shares each year to non-executive director beneficiaries equivalent to 20% of the total remuneration paid to each in the previous year, using the average of BBVA stock closing prices from the trading sessions prior to the annual general meetings approving the financial statements for the years covered by the scheme as of 2006. These shares, where applicable, are to be delivered when the beneficiaries cease to be directors on any grounds other than serious dereliction of duties.

The Annual General Meeting resolution granted the non-executive directors who were beneficiaries of the earlier scheme the possibility of choosing to convert the amounts to which they were entitled under the previous scheme for non-executive directors into “theoretical shares”. These entitlements amounted to a total of €2,228 thousand as of December 31, 2006. All the beneficiaries opted for this conversion.

Consequently, the non-executive directors who were beneficiaries of the new system for deferred delivery of shares, approved by the AGM, received the following number of theoretical shares:

DIRECTORS	Theoretical Shares
JUAN CARLOS ALVAREZ MEZQUIRIZ	16,208
RAMÓN BUSTAMANTE Y DE LA MORA	16,941
JOSÉ ANTONIO FERNÁNDEZ RIVERO	6,595
IGNACIO FERRERO JORDI	16,879
ROMÁN KNÖRR BORRÁS	12,720
RICARDO LACASA SUAREZ	16,004
CARLOS LORING MARTÍNEZ DE IRUJO	4,906
ENRIQUE MEDINA FERNÁNDEZ	24,134
SUSANA RODRÍGUEZ VIDARTE	8,559

•	SEVERANCE PAYMENTS

The contracts of the Bank’s executive directors (Chairman and CEO, President and COO, and Company Secretary) recognise their entitlement to be compensated should they leave their post for grounds other than their own decision, retirement, disablement or serious dereliction of duty. These entitlements amount to an aggregate compensation of €141,390 thousand.

In order to receive such compensation, directors must place their directorships at the disposal of the board, resign from any posts that they may hold as representatives of the Bank in other companies, and waive pre-existing employment agreements with the Bank, including any senior management positions and any right to obtain compensation other than that already indicated.

On standing down, they will be rendered unable to provide services to other financial institutions in competition with the Bank or its subsidiaries for two years, as established in the board regulations.

9. RISK EXPOSURE

Activities concerned with financial instruments may involve the assumption or transfer of one or more types of risk by financial entities. The risks associated with financial instruments are:

•	Market risks: these arise as a consequence of holding financial instruments whose value may be affected by changes in market conditions; they include three types of risk:

•	Currency risk: arises as a result of changes in the exchange rate between currencies.

•	Fair value interest rate risk: arises as a result of changes in market interest rates.

•	Price risk: arises as a result of changes in market prices, due either to factors specific to the individual instrument or to factors that affect all instruments traded on the market.

•

Credit risk: this is the risk that one of the parties to the financial instrument agreement will fail to honour its contractual obligations due to the insolvency or incapacity of the individuals or legal entities involved and will cause the other party to incur a financial loss.

•

Liquidity risk: occasionally referred to as funding risk, this arises either because the entity may be unable to sell a financial asset quickly at an amount close to its fair value, or because the entity may encounter difficulty in finding funds to meet commitments associated with financial instruments.

The Group has developed a global risk management system based on three components: a corporate risk management structure, with segregated functions and responsibilities; a set of tools, circuits and procedures that make up the different risk management systems; and an internal control system. Following is a summary of each of the three components:

1. CORPORATE MANAGEMENT STRUCTURE

The Board of Directors is the body that determines the Group’s risk policy. It approves, where appropriate, any non-delegated financial transactions or programmes involving credit risk, with no restrictions as to the amount. It also authorises the operating limits and the delegation of powers relating to credit risk, market risk and structural risk.

These tasks are performed by the Standing Committee, which reports to the Board.

The Board has a Lending Committee, a specialized body whose functions include, inter alia: assessment of the Group’s risk management in terms of risk profile and capital map, broken down by business and area of activity; evaluation of the general risk policies and establishment of limits by type of risk or business, and of management resources, procedures and systems, structures and processes; approval of individual or group risks that may affect the Bank’s solvency, in keeping with the established delegation system; analysis and approval, where appropriate, of credit risks in terms of maximum customer or group exposure; monitoring of the Group’s various risks, ensuring they comply with the profile defined by the Group; ensuring compliance with the recommendations of regulatory and supervisory bodies, and implementation of these recommendations in the Group’s risk management model; and analysis of the Group’s risk control systems.

The Asset-Liability Committee (ALCO) is the body responsible for actively managing the Group’s structural liquidity, interest rate and currency risks, and its core capital.

The Internal Risk Committee, which is composed of the persons responsible for Group risk management at corporate level, develops and implements the risk management model at the Group and ensures that the risks assumed by the Group are in line with the target risk profile defined by the governing bodies.

The Technical Transactions Committee analyses and approves, where appropriate, the financial transactions and programmes that are within its level of authorisation, and refers any transactions exceeding the scope of its delegated powers to the Lending Committee.

2. TOOLS, CIRCUITS AND PROCEDURES

The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk; this prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria. Specifically, the main risk management activities performed are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default (PD), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); measurement of the values-at-risk of the portfolios based on various scenarios using historical and Monte Carlo simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the achievement of the targets set.

3. INTERNAL CONTROL – RISK MAPS

The Group has an independent function which, in keeping with the recommendations of the regulators, draws up Risk Maps identifying any gaps in the Group’s risk management and the best practices, and establishes working plans with the various business areas to remedy these gaps.

a) MARKET RISK MANAGEMENT

a.1) Market Risk in market areas

The BBVA Group manages together credit and market risks in the market and treasury areas through their Central Risk Unit.

The detail, by instrument, of the risk exposure as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Credit institutions	17,149,744	27,470,224	16,702,957
Fixed-income securities	68,737,919	82,009,555	83,211,589
Derivatives	6,195,150	8,525,664	7,607,036

Total	92,082,813	118,005,443	107,521,582

In the market areas the Group has legal compensation rights and contractual compensation agreements which give rise to a reduction of €9,142 million in credit risk exposure as of December 31, 2006.

With regard to market risk (including interest rate risk, currency risk and equity price risk), BBVA’s limit structure determines an overall VaR limit for each business unit and specific sublimits by type of risk, activity and desk. The Group also has in place limits on losses and other control mechanisms such as delta sensitivity calculations, which are supplemented by a range of indicators and alerts which automatically activate procedures aimed at addressing any situations that might have a negative effect on the activities of the business area.

The market risk profile as of December 31, 2006, 2005 and 2004 was as follows:

	Thousands of Euros
	2006	2005	2004
Interest risk	7,405	11,284	12,322
Spread risk	5,531	3,343	3,967
Currency risk	727	1,717	1,216
Stock-market risk	5,756	2,024	2,261
Vega risk	4,928	4,443	3,904
Correlation risk	2,968	1,817	1,986

a.2) Structural interest rate risk

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. To this end, the ALCO actively manages the balance sheet through transactions intended to optimize the level of risk assumed in relation to the expected results, thus enabling the Group to comply with the tolerable risk limits.

The ALCO bases its activities on the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.

In addition to measuring sensitivity to 100-basis-point changes in market interest rates, the Group performs probabilistic calculations to determine the economic capital for structural interest rate risk in the BBVA Group’s banking activity (excluding the Treasury Area) based on interest rate curve simulation models.

All these risk measurements are subsequently analysed and monitored, and the levels of risk assumed and the degree of compliance with the limits authorised by the Standing Committee are reported to the various managing bodies of the BBVA Group.

Following is a detail in millions of euros of the average interest rate risk exposure levels of the main financial institutions of the BBVA Group in 2006:

	Average Impact on Net Interest Income
	100 Basis-Point Increase				100 Basis-Point Decrease
ENTITIES	Euro	Dollar	Other	Total	Total
BBVA	-141	+15	-1	-127	+144
Other Europe	+1	—	—	+1	-1
BBVA Bancomer	—	+23	+58	+81	-81
BBVA Puerto Rico	—	-4	—	-4	—
BBVA Chile	—	-1	-3	-4	+4
BBVA Colombia	—	—	+6	+6	-6
BBVA Banco Continental	—	+1	+4	+5	-6
BBVA Banco Provincial	—	+1	+10	+11	-11
BBVA Banco Francés	—	—	-2	-2	+3

	Average Impact on Economic Value
	100 Basis-Point Increase				100 Basis-Point Decrease
ENTITIES	Euro	Dollar	Other	Total	Total
BBVA	+450	+3	-5	+448	-490
Other Europe	-26	—	—	-26	+28
BBVA Bancomer	—	+18	-195	-177	+174
BBVA Puerto Rico	—	-17	—	-17	+3
BBVA Chile	—	—	-45	-45	+32
BBVA Colombia	—	—	-6	-6	+7
BBVA Banco Continental	—	-12	—	-12	+13
BBVA Banco Provincial	—	—	+12	+12	-12
BBVA Banco Francés	—	—	-42	-42	+47
As part of the measurement process, the Group established the assumptions regarding the evolution and behaviour of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.

The average annual interest rate of the debt securities included in the “financial assets held for trading” heading during 2006 was of 3.94% (5.29% and 7.02% during 2005 and 2004, respectively).

a.3) Structural currency risk

Structural currency risk derives mainly from exposure to exchange rate fluctuations arising in relation to the Group’s foreign subsidiaries and from the endowment funds of the branches abroad financed in currencies other than the investment currency.

The ALCO is responsible for arranging hedging transactions to limit the net worth impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use an exchange rate scenario simulation model which quantifies possible changes in value with a confidence interval of 99% and a pre-established time horizon. The Standing Committee limits the economic capital or unexpected loss arising from the currency risk of the foreign-currency investments.

As of December 31, 2006, the coverage of structural currency risk exposure stood at 34%.

a.4) Structural equity price risk

The BBVA Group’s exposure to structural equity price risk derives mainly from investments in industrial and financial companies with medium- to long-term investment horizons. It is reduced by the net short positions held in derivative instruments on the same underlyings in order to limit the sensitivity of the portfolio to possible falls in prices. As of December 31, 2006 the aggregate sensitivity of the Group’s equity positions to a 1% fall in the price of the shares amounted to €75 million, 73% of which is concentrated in highly liquid European Union equities. This figure is determined by considering the exposure on shares measured at market price or, in the absence thereof, at fair value, including the net positions in equity swaps and options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk Area measures and effectively monitors the structural equity price risk. To this end, it estimates the sensitivity figures and the capital required to cover the possible unexpected losses arising from fluctuations in the value of the companies in the investment portfolio, with a confidence interval equal to the entity’s target rating, taking into account the liquidity of the positions and the statistical behaviour of the assets under consideration. These measurements are supplemented by periodic stress- and back-testing and scenario analyses.

b) CREDIT RISK MANAGEMENT

Loans and receivables

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under “Loans and Receivables” in the accompanying consolidated balance sheets as of December 31, 2006, 2005 and 2004, is shown in Note 14.

The detail, by heading, of the Group’s maximum credit risk exposure as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Gross credit risk (amount drawn down)	305,249,671	252,274,622	198,230,469
Loans and receivables	262,968,973	222,413,025	176,672,820
Contingent liabilities	42,280,698	29,861,597	21,557,649
Market activities	92,082,813	118,005,443	107,533,914
Drawable by third parties	98,226,297	85,001,452	60,716,878

Total	495,558,781	455,281,517	366,481,261

The detail, by geographical area, of the Gross credit risk (amount drawn down) of the foregoing detail as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Spain	243,366,824	199,043,387	163,821,433
Other European countries	6,120,288	6,462,795	5,721,920
The Americas	55,762,559	46,768,440	28,687,116
Mexico	27,728,518	24,499,054	14,714,176
Puerto Rico	3,247,768	3,293,317	2,484,770
Chile	6,263,848	5,918,357	3,941,860
USA	5,050,880	1,797,094	56,691
Argentina	2,203,496	2,109,233	1,695,668
Perú	3,665,819	2,846,359	1,959,688
Colombia	3,310,663	2,845,845	1,446,183
Venezuela	3,139,140	2,397,018	1,543,935
Other	1,152,427	1,062,163	844,145

Total	305,249,671	252,274,622	198,230,469

As of December 31, 2006, 104 corporate groups had drawn down loans of more than €200 million, which taken together constitute a total risk exposure of 19% of the total for the Group as of December 31, 2006. 90% of these corporate groups have an investment grade rating. The breakdown, based on the geographical area in which the transaction was originated, is as follows: 69% in Spain, 22% in the Bank’s branches abroad, and 9% in Latin America (7% in Mexico alone). The detail, by sector, is as follows: Institutional (19%), Real Estate and Construction (27%), Electricity and Gas (12%), Consumer Goods and Services (11%), and Telecommunications (10%).

The parent and subsidiaries business activity exposure to the private sector in Spain, is of very high credit quality as evidenced by the fact that as of December 31, 2006, 76.9% of the portfolio is rated BBB- (investment grade) or higher, and 59.3% is rated A or higher, as indicated in the following table as of December 31, 2006:

% of Total Exposure
AAA/AA	29.5%
A	29.8%
BBB+	5.2%
BBB	6.6%
BBB-	5.8%
BB+	6.3%
BB	5.5%
BB-	5.2%
B+	3.3%
B	2.1%
B-	0.7%

Loans and advances to other debtors

The detail, by transaction type, status, sector and geographical area, of the carrying amounts of the financial assets included under “Loans and Advances to Other Debtors” in the accompanying consolidated balance sheets as of December 31, 2006, 2005 and 2004, disregarding the impairment losses, is shown in Note 14.3.

The Group’s lending to the private sector resident in Spain totalled €167 billion. Its risk exposure is highly diversified between financing provided to individuals and businesses, and there are no significant concentrations in the sectors that are more sensitive to the current economic scenario.

Non-performing assets (past-due and overdrawn amounts and overruns) included in “Receivable on Demand and Other” amounted to €1,804 million as of December 31, 2006 (€1,023 million and €946 million as of December 31, 2005 and 2004, respectively).

Impaired assets

The detail, by nature of the related financial instrument, of the carrying amounts of the financial assets included under the heading “Impaired loans and advances to other debtors” in the accompanying consolidated balance sheets as of December 31, 2006, 2005 and 2004 is shown in Note 14.4. Additionally, as of December 31, 2006 the substandard contingent liabilities amounted to €40 million (€36 million and €46 million as of December 31, 2005 and 2004 respectively).

The detail, by geographical area, of the headings “impaired loans and advances to other debtors” and “Substandard contingent liabilities” as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Spain	1,174,294	1,051,072	1,169,599
Other European countries	42,055	37,419	33,708
The Americas	1,315,061	1,293,838	1,044,746
Mexico	611,986	573,004	433,314
Puerto Rico	66,962	71,482	62,102
Chile	194,366	234,513	172,190
USA	110,128	18,576	—
Argentina	25,950	38,464	71,892
Peru	76,571	82,139	66,498
Colombia	169,136	223,041	160,548
Venezuela	38,469	15,795	22,588
Other	21,493	36,824	55,614

Total	2,531,410	2,382,329	2,248,053

The changes in 2006, 2005 and 2004 in “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” in the foregoing detail are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at the beginning of the period	2,382,329	2,248,053	3,028,121
Additions	2,741,853	1,942,774	1,987,574
Recoveries	(1,829,894)	(1,531,039)	(1,574,475)
Transfers to write-off	(707,451)	(666,534)	(713,188)
Exchange differences and others	(55,427)	389,075	(479,979)

Balance at the end of the period	2,531,410	2,382,329	2,248,053

The changes in 2006, 2005 and 2004 impaired loans and advances to other debtors heading are detailed in Note 14.4.

As of December 31, 2006, 2005 and 2004, the detail of the headings “Impaired loans and advances to other debtors” and “Substandard contingent liabilities” of the various business segments were as follows:

	Thousands of Euros
	2006	2005	2004
Retail Banking Spain and Portugal	824,689	672,418	740,253
Wholesale and Investment Banking	277,838	303,365	369,646
Mexico and USA	789,076	663,062	495,416
The Americas	525,985	630,776	549,330
Corporate Activities	113,822	112,708	93,408

Total	2,531,410	2,382,329	2,248,053

Impairment losses

The changes in the balance of the provisions for impairment losses on the assets included under the heading “Loans and Receivables” are shown in Note 14.4.

In addition, as of December 31, 2006, the provisions for impairment losses on off-balance-sheet items amounted to €501,993 thousand (€452,462 thousand and €348,782 thousand as of December 31, 2005 and 2004, respectively) (see Note 28).

c) LIQUIDITY RISK

The aim of liquidity risk management and control is to ensure that the Bank’s payment commitments can be met without having to resort to borrowing funds under onerous conditions.

The Group’s liquidity risk is monitored using a dual approach: the short-term approach (90-day time horizon), which focuses basically on the management of payments and collections of Treasury and Markets, ascertains the Bank’s possible liquidity requirements; and the structural, medium- and long-term approach, which focuses on the financial management of the balance sheet as a whole, with a minimum monitoring time frame of one year.

The Risk Area performs a control function and is totally independent of the management areas of each of the approaches and of the Group’s various units. Each of the risk areas, which are independent from each other, complies with the corporative principles of liquidity risk control that are established by the Market Risk Central Unit (UCRAM) – Structural Risks.

For each entity, the management areas request an outline of the quantitative and qualitative limits and alerts for short-, medium- and long-term liquidity risk, which is authorized by the Standing Committee. Also, the Risk Area performs periodic (daily and monthly) risk exposure measurements, develops the related valuation tools and models, conducts periodic stress tests, measures the degree of concentration on interbank counterparties, prepares the policies and procedures manual, and monitors the authorised limits and alerts, which are reviewed al least one time every year.

The liquidity risk data are sent periodically to the Group’s ALCO and to the management areas involved. As established in the Contingency Plan, the Technical Liquidity Group (GTL), in the event of an alert of a possible crisis, conducts an initial analysis of the Bank’s short- and long-term liquidity situation. The GTL comprises personnel from the Short-Term Cash Desk, Financial Management and the Market Area Risk Unit (UCRAM-Structural Risk). If the alert is serious, the GTL reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. The Liquidity Committee is responsible, in situations requiring urgent attention, for calling a meeting of the Crisis Committee chaired by the CEO.

10. CASH AND BALANCES WITH CENTRAL BANKS

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Cash	2,756,458	2,408,841	1,790,632
Balances at the Bank of Spain	2,704,792	2,381,328	3,139,819
Balances at other central banks	7,035,144	7,526,957	5,192,066
Valuation adjustments (*)	18,728	24,191	573

Total	12,515,122	12,341,317	10,123,090

(*)	Valuation adjustments include accrued interests

11. FINANCIAL ASSETS AND LIABILITIES HELD FOR TRADING

11.1. BREAKDOWN OF THE BALANCE

The breakdown of the balances of these headings in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006		2005		2004
	Receivable	Payable	Receivable	Payable	Receivable	Payable
Debt securities	30,470,542	—	24,503,507	—	30,396,579	—
Other equity instruments	9,948,705	—	6,245,534	—	5,690,885	—
Trading derivatives	11,415,862	13,218,654	13,262,740	13,862,644	10,948,596	12,802,912
Short positions	—	1,704,880	—	2,408,221	—	1,331,501

Total	51,835,109	14,923,534	44,011,781	16,270,865	47,036,060	14,134,413

11.2. DEBT SECURITIES

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Issued by central banks	623,017	141,820	294,242
Spanish government bonds	3,345,024	2,501,499	6,906,877
Foreign government bonds	16,971,034	13,132,841	14,654,416
Issued by Spanish financial institutions	1,572,260	923,835	747,864
Issued by foreign financial institutions	4,779,493	5,022,035	4,879,106
Other debt securities	3,179,714	2,780,373	2,914,074
Securities lending	—	1,104	—

Total	30,470,542	24,503,507	30,396,579

The detail, by geographical area, of the balance of Debt Securities is as follows:

	Thousands of Euros
	2006	2005	2004
Europe	10,509,316	9,331,740	16,795,670
United States	3,597,575	3,187,479	2,394,949
Latin America	15,662,674	11,518,730	10,826,552
Rest of the world	700,977	465,558	379,408

Total	30,470,542	24,503,507	30,396,579

11.3. OTHER EQUITY INSTRUMENTS

The breakdown of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Shares of Spanish companies	5,196,520	3,326,259	2,998,917
Credit institutions	671,594	502,968	272,833
Other	4,524,926	2,823,291	2,726,084
Shares of foreign companies	1,955,920	1,273,550	1,493,200
Credit institutions	526,694	140,167	86,741
Other	1,429,226	1,133,383	1,406,459
Share in the net assets of mutual funds	2,796,265	1,645,725	1,198,768

Total	9,948,705	6,245,534	5,690,885

11.4. TRADING DERIVATIVES

The detail, by transaction type and market, of the balances of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
2006	Currency Risk	Interest Rate Risk	Equity Price Risk	Commodities Risk	Credit Risk	Other Risks	Total
Organised markets	(747,483)	(11)	270,441	1,587	—	878	(474,588)
Financial futures	13,157	—	1,162	—	—	—	14,319
Options	(760,640)	(11)	269,279	1,587	—	878	(488,907)
Other products	—	—	—	—	—	—	—
OTC markets	(239,459)	586,992	(1,654,265)	4,842	(3,863)	(22,451)	(1,328,204)
Credit institutions	(266,228)	(296,607)	(637,446)	635	(8,669)	(22,551)	(1,230,866)
Forward transactions	8,559	—	—	635	—	—	9,194
Future rate agreements (FRAs)	—	43,791	—	—	—	—	43,791
Swaps	(269,231)	(176,475)	(23,929)	—	—	—	(469,635)
Options	(5,552)	(164,042)	(613,517)	—	(8,669)	(22,551)	(814,331)
Other products	(4)	119	—	—	—	—	115
Other financial Institutions	(5,094)	952,973	(569,798)	—	3,157	—	381,238
Forward transactions	(3,345)	—	—	—	—	—	(3,345)
Future rate agreements (FRAs)	—	(9)	—	—	—	—	(9)
Swaps	—	1,045,435	7,068	—	—	—	1,052,503
Options	(1,749)	(92,453)	(576,866)	—	3,157	—	(667,911)
Other products	—	—	—	—	—	—	—
Other sectors	31,863	(69,374)	(447,021)	4,207	1,649	100	(478,576)
Forward transactions	1,576	—	—	—	—	—	1,576
Future rate agreements (FRAs)	—	(133)	—	—	—	—	(133)
Swaps	1	(346,393)	(395,711)	4,207	—	100	(737,796)
Options	30,286	277,440	(51,310)	—	1,649	—	258,065
Other products	—	(288)	—	—	—	—	(288)

Total	(986,942)	586,981	(1,383,824)	6,429	(3,863)	(21,573)	(1,802,792)

of which: Asset Trading Derivatives	468,913	8,518,060	2,262,409	34,650	81,054	50,776	11,415,862

of which: Liability Trading Derivatives	(1,455,855)	(7,931,079)	(3,646,233)	(28,221)	(84,917)	(72,349)	(13,218,654)

	Thousands of Euros
2005	Currency Risk	Interest Rate Risk	Equity Price Risk	Credit Risk	Other Risks	Total
Organised markets
Financial futures	4,069	(5,833)	(53)	39,747	10,724	48,654
Options	(299)	(279)	253,062	—	—	252,484
Other products	—	593	—	—	—	593
OTC markets
Credit institutions
Forward transactions	107,695	128,384	(7,614)	—	—	228,465
Future rate agreements (FRAs)	—	20	—	—	—	20
Swaps	(7,656)	(78,072)	29,639	(1,896)	—	(57,985)
Options	(92,819)	154,547	(189,327)	—	(4,132)	(131,731)
Other products	(2,276)	(235,129)	—	—	—	(237,405)
Other financial Institutions
Forward transactions	(25,389)	—	—	—	—	(25,389)
Future rate agreements (FRAs)	—	(68)	—	—	—	(68)
Swaps	—	(108,432)	(4,830)	(592)	—	(113,854)
Options	(31,527)	(177,943)	(40,845)	—	—	(250,315)
Other products	(262)	54,917	—	—	—	54,655
Other sectors
Forward transactions	(168,653)	—	214	—	—	(168,439)
Future rate agreements (FRAs)	—	1,736	—	—	—	1,736
Swaps	—	421,392	(346,225)	(1,471)	—	73,696
Options	(12,434)	294,900	(557,431)	—	—	(274,965)
Other products	(56)	—	—	—	—	(56)

Total	(229,607)	450,733	(863,410)	35,788	6,592	(599,904)

of which: Asset Trading Derivatives	1,301,581	9,836,714	1,921,374	98,444	104,627	13,262,740

of which: Liability Trading Derivatives	(1,531,188)	(9,385,981)	(2,784,784)	(62,656)	(98,035)	(13,862,644)

	Thousands of Euros
2004	Currency Risk	Interest Rate Risk	Equity Price Risk	Credit Risk	Total
Organised markets
Options	4,434	(18)	(56,911)	—	(52,495)
OTC markets
Credit institutions
Forward transactions	(58,944)	865	—	—	(58,079)
Future rate agreements (FRAs)	—	(1,829)	—	—	(1,829)
Swaps	(7,521)	(631,399)	(15,728)	(331)	(654,979)
Options	31,208	(29,367)	(176,823)	—	(174,982)
Other financial Institutions
Forward transactions	(110,128)	—	—	—	(110,128)
Future rate agreements (FRAs)	—	(47)	—	—	(47)
Swaps	(14,052)	(382,059)	(5,094)	(287)	(401,492)
Options	1,068	(36,310)	13,356	—	(21,886)
Other sectors
Forward transactions	(737,767)	—	—	—	(737,767)
Future rate agreements (FRAs)	—	677	—	—	677
Swaps	(94,137)	530,896	(15,768)	(721)	420,270
Options	36,108	(25,765)	(71,922)	—	(61,579)
Total	(949,731)	(574,356)	(328,890)	(1,339)	(1,854,316)

of which: Asset Trading Derivatives	2,030,065	8,611,741	285,815	20,975	10,948,596

of which: Liability Trading Derivatives	(2,979,796)	(9,186,097)	(614,705)	(22,314)	(12,802,912)

12. OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Debt securities	55,542	282,916	58,771
Unit-Linked products	55,542	282,916	58,771
Other equity instruments	921,572	1,138,337	1,000,719
Other securities	449,759	264,249	241,618
Unit-Linked products	471,813	874,088	759,101

Total	977,114	1,421,253	1,059,490

Life insurance policies where the risk is borne by the policyholder, are policies in which the funds constituting the insurance technical provisions, are invested in the name of the insurer in units in collective investment undertaking and other financial assets selected by the policyholder, who ultimately bears the investment risk.

13. AVAILABLE-FOR-SALE FINANCIAL ASSETS

13.1. BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Avaliable-for-sale financial assets
Debt securities	32,229,459	50,971,978	45,037,228
Other equity instruments	10,037,315	9,062,010	7,966,317

Total	42,266,774	60,033,988	53,003,545

The detail of the balance of the heading “Debt securities” as of December 31, 2006, 2005 and 2004, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Debt securities
Issued by central banks	189,370	514,633	450,698
Spanish government bonds	6,818,343	14,277,305	16,318,064
Foreign government bonds	10,955,143	21,919,543	16,137,449
of which: doubtfully receivable from foreign general government	2,929	3,056	346,484
Issued by credit institutions	9,199,471	9,523,871	7,149,153
Resident	1,034,586	773,652	608,017
Non resident	8,164,885	8,750,219	6,541,136
of which: doubtfully receivable from foreign credit institutions	—	81	—
Other debt securities	4,916,735	4,496,245	4,758,913
Resident	1,480,788	1,583,903	2,001,701
Non resident	3,435,947	2,912,342	2,757,212
of which: doubtfully receivable from non residents	—	—	1,030
Other	—	—	—

Total gross	32,079,062	50,731,597	44,814,277

Impairments losses	(31,036)	(64,526)	(99,409)
Accrued expenses and adjustments for hedging derivatives	181,433	304,907	322,360

Total net	32,229,459	50,971,978	45,037,228

As of December 31, 2006, 2005 and 2004 the amount of gains/losses net from tax recognised in equity from the heading “Debt securities” under Available-for-sale financial assets amounted to €702,139 thousand, €1,056,638 thousand and €893,141 thousand, respectively.

The breakdown of the balance of the heading “Other equity instruments” by nature of the operations as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Other equity instruments
Shares of Spanish companies	3,312,018	3,774,323	6,080,784
Credit institutions	—	16,587	18,803
Quoted	—	—	2,216
Unquoted	—	16,587	16,587
Other	3,312,018	3,757,736	6,061,981
Quoted	3,261,123	3,665,876	5,969,084
Unquoted	50,895	91,860	92,897
Shares of foreign companies	686,565	730,524	1,026,635
Credit institutions	345,084	272,256	260,399
Quoted	320,455	236,847	245,747
Unquoted	24,629	35,409	14,652
Other	341,481	458,268	766,236
Quoted	284,386	391,200	487,185
Unquoted	57,095	67,068	279,051
Shares in the net assets of mutual funds	1,962,589	1,480,271	875,367

Total gross	5,961,172	5,985,118	7,982,786

Valuation adjustments and adjustments for hedging derivatives	4,076,143	3,076,892	(16,469)

Total net	10,037,315	9,062,010	7,966,317

As of December 31, 2006, 2005 and 2004 the amount of gains/losses net from tax recognised in equity from the heading “Other equity instruments” under Available-for-sale financial assets amounted to €2,653,433 thousand, €1,946,146 thousand and €1,426,992 thousand, respectively.

In 2006, 2005 and 2004, €1,120,591 thousand, €428,560 thousand and €974,412 thousand, respectively, were debited to “Valuation Adjustments” and recorded under “Gains/Losses on Financial Assets and Liabilities” in the consolidated income statements for 2006, 2005 and 2004. These amounts correspond to debt securities and other equity instruments (See Note 50)

As of December 31, 2006, most of our unrealised losses of “Available-for-sale assets” registered in equity correspond to “Debt securities”. This unrealised are considered temporary because they have mainly arisen in a period shorter than one year.

The detail, by geographical area, of this heading, disregarding accruals and impairment losses, is as follows:

	Thousands of Euros
	2006	2005	2004
Europe	24,258,081	42,174,090	41,377,085
United States	5,637,656	4,129,727	1,575,299
Latin America	6,677,481	9,820,752	9,000,123
Rest of the world	1,517,669	665,919	894,549

Total	38,090,887	56,790,488	52,847,056

13.2. IMPAIRMENT LOSSES

Following is a summary of the changes in 2006, 2005 and 2004 in the impairment losses on available-for-sale financial assets:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	138,299	149,402	192,797
Increase in impairment losses charged to income	5,647	8,183	—
Decrease in impairment losses credited to income	(24,752)	(27,615)	(68,815)
Elimination of impaired balance due to transfer of		(17,161)	—
asset to write-off	(16,641)
Transfers	(771)	1,501	—
Exchange differences	(20,093)	23,989	25,420

Balance at end of year	81,689	138,299	149,402
Of which:
- Determined individually	56,710	83,928	85,782
- Determined collectively	24,979	54,371	63,620

As of December 31, 2006, 2005 and 2004, the balances of the individually determined impairment losses related in full to debt securities from countries belonging to the Latin America geographical area.

14. LOANS AND RECEIVABLES

14. 1. BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, based on the nature of the related financial instrument, is as follows:

	Thousands of Euros
	2006	2005	2004
Loans and advances to credit institutions	17,049,692	27,470,224	16,702,957
Money market operations through counterparties	100,052	—	241,999
Loans and advances to other debtors	256,565,376	216,850,480	172,083,072
Debt securities	77,334	2,291,889	5,497,509
Other financial assets	6,062,805	2,784,054	2,366,666

Total	279,855,259	249,396,647	196,892,203

14. 2. LOANS AND ADVANCES TO CREDIT INSTITUTIONS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2005 and 2004, based on the nature of the related financial instrument, is as follows:

	Thousands of Euros
	2006	2005	2004
Reciprocal accounts	131,153	379,827	396,719
Deposits with agreed maturity	9,469,423	13,202,414	9,429,882
Demand deposits	438,892	540,982	342,951
Other accounts	1,460,477	791,623	443,547
Reverse repurchase agreements	5,490,240	12,459,111	5,990,595

Total gross	16,990,185	27,373,957	16,603,694

Valuation adjustments	59,507	96,267	99,263

Total	17,049,692	27,470,224	16,702,957

14. 3. LOANS AND ADVANCES TO OTHER DEBTORS

The detail, by loan type and status, of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004, disregarding the balance of the impairment losses, is as follows:

	Thousands of Euros
	2006	2005	2004
Financial paper	9,084	6,566	48,540
Commercial credit	22,453,040	20,101,790	12,289,969
Secured loans	116,737,348	101,527,208	77,221,112
Credit accounts	21,699,873	19,312,007	17,028,327
Other loans	77,748,275	61,671,944	53,703,804
Reverse repurchase agreements	1,526,211	1,176,327	719,798
Receivable on demand and other	11,658,109	8,716,758	6,595,709
Finance leases	8,053,327	7,138,174	5,784,623
Impaired assets	2,488,670	2,343,812	2,201,614

Total gross	262,373,937	221,994,586	175,593,496

Valuation adjustments (*)	(5,808,561)	(5,144,106)	(3,510,424)

Total	256,565,376	216,850,480	172,083,072

(*)	Includes accrued interests of impaired assets that amounted to €3,020 thousand and €2,260 thousand in 2006 and 2005, respectively.

Through several of its financial institutions the Group finances the acquisition by its customers of both personal and real property through finance lease contracts which are recorded under this heading. As of December 31, 2006, approximately €4,700 million related to finance lease contracts for personal property and €3,353 million related to finance lease contracts for real property. Of the total finance leases as of December 31, 2006, 90% are floating rate finance leases and the remaining 10% are fixed rate finance leases.

The breakdown, by borrower sector, of the balance of this heading as of December 31, 2006, 2005 and 2004 was as follows:

	Thousands of Euros
	2006	2005	2004
Public Sector	21,193,915	22,125,331	20,345,386
Agriculture	3,132,919	2,504,423	1,607,838
Industry	24,730,676	17,929,750	16,714,665
Real estate and construction	41,501,749	36,561,531	25,232,071
Trade and finance	38,910,058	36,194,157	17,703,404
Loans to individuals	103,918,072	82,583,257	70,613,169
Leases	7,692,088	6,725,825	6,340,870
Other	21,294,460	17,370,312	17,036,093
Valuation adjustments	(5,808,561)	(5,144,106)	(3,510,424)

Total	256,565,376	216,850,480	172,083,072

The detail, by geographical area, of this heading as of December 31, 2006, 2005 and 2004, disregarding valuation adjustments, is as follows:

	Thousands of Euros
	2006	2005	2004
Europe	201,229,765	170,789,741	144,332,632
United States	9,596,951	6,196,086	3,043,899
Latin America	49,157,570	43,490,220	27,099,398
Rest of the world	2,389,651	1,518,539	1,117,567

Total	262,373,937	221,994,586	175,593,496

Of the total balance of “Loans and Advances to Other Debtors”, €9,055,899 thousand, €5,468,142 thousand and €1,972,784 thousand relate to securitised loans as of December 31, 2006, 2005 and 2004, respectively. Since the Group retains the risks and rewards of these loans, they cannot be derecognised unless they meet the requirements to do so. The breakdown of these securitised loans, based on the nature of the related financial instrument and of their status (recognised or derecognised), is as follows (see Note 44):

	Thousands of Euros
	2006	2005	2004
Derecognised on the balance sheet	1,058,132	1,587,209	2,096,440
Securitised mortgage assets	209,368	376,180	387,855
Other securitised assets	848,764	1,211,029	1,708,585
Retained on the balance sheet	9,055,899	5,468,142	1,972,784
Securitised mortgage assets	2,320,363	2,249,752	579,351
Other securitised assets	6,735,536	3,218,390	1,393,433
Retained partially on the balance sheet	65	—	—

Total	10,114,096	7,055,351	4,069,224

14.4. IMPAIRED ASSETS AND IMPAIRMENT LOSSES

The changes in 2006, 2005 and 2004 in the heading “Impaired Assets of Loans and advances to other debtors” of the foregoing detail, are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	2,346,072	2,201,614	2,923,849
Additions	2,709,656	1,939,737	2,004,660
Recoveries	(1,805,252)	(1,527,040)	(1,559,012)
Transfers to writte-off	(707,451)	(666,534)	(713,188)
Exchange differences and other	(51,335)	398,295	(454,695)

Balance at end of year	2,491,690	2,346,072	2,201,614

Following is a detail of the financial assets classified as “Loans and receivables to other debtors” and considered to be impaired due to credit risk as of December 31, 2006 and 2005, broken down on the basis of the time elapsed from the due date of the oldest amount outstanding of each transaction or from the date on which the transaction was considered to be impaired:

	Thousands of Euros
	2006	2005
Between 3-6 months	1,101,018	961,827
Between 6-12 months	352,009	256,805
Between 12-18 months	320,105	106,178
Between 18-24 months	94,779	89,946
More than 24 months	623,779	931,315

Total	2,491,690	2,346,071

As of 31 December 2006 and 2005, the financial assets classified as loans and receivables which, although not considered to be impaired, had amounts past due at these dates, amounted to €2,021,752 thousand and €893,080 thousand, respectively.

The changes during 2006 in the impaired financial assets derecognised in balance for considering remote its possibility of recovery was as follows:

TOTAL
Balance at the beginning of the year	6,186,524
Increase:	639,034
Assets of remote collectability	472,352
Products overdue not collected	166,682
Decrease:	(596,316)
Cash recovery	(462,849)
Foreclosed assets	(4,736)
Other causes	(128,731)
Net Exchange differences	(109,712)

Balance at the end of the year	6,119,530

The changes in the impairment losses during 2006, 2005 and 2004 on the assets included under the heading “Loans and Receivables” are as follow:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	5,586,656	4,621,654	5,045,608
Increase in impairment losses charged to income	2,107,162	1,418,758	1,724,056
Decrease in impairment losses credited to income	(444,839)	(422,554)	(574,998)
Acquisition of subsidiaries in the year	91,177	145,884	1,095
Disposal of entities in the year	(22,231)	(2,034)	—
Recovery of fixed-income security provisions	(1,620)	—	—
Based on the nature of the asset	(545,823)	(666,534)	(713,188)
Transfers to written-off loans	(1,751)	2,960	(21,226)
Exchange differences	(332,489)	370,128	(146,401)
Other	(18,813)	118,394	(693,292)

Balance at end of year	6,417,429	5,586,656	4,621,654
Of which:
- Determined individually	1,930,254	2,041,573	1,867,695
- Determined collectively	4,487,175	3,545,083	2,753,959
Of which:
Based on the nature of the asset covered:	6,417,429	5,586,656	4,621,654
Loans and advances to credit institutions	6,603	17,423	31,860
Loans and advances to other debtors	6,403,597	5,562,545	4,589,748
Debt securities	600	648	—
Other financial assets	6,629	6,040	46
Of which:
By geographical area:	6,417,429	5,586,656	4,621,654
Europe	3,785,061	3,179,172	2,783,002
United States	198,570	39,444	1,169
Latin America	2,433,282	2,350,656	1,821,313
Rest of the world	516	17,384	16,170

Recoveries if assets written off in 2006, 2005 and 2004 amounted to €184,037 thousand, €183,124 thousand and €365,149 thousand, respectively, and are deducted from the balance of the heading “Impairment losses (net) – Loans and receivables” in the accompanying consolidated income statements.

As of December 31, 2006, 2005 and 2004, financial income amounting to €1,106,513 thousand, €1,051,687 thousand and €750,018 thousand had accrued, respectively, but was not recorded in the consolidated income statements because there were doubts regarding its collection.

15. HELD-TO-MATURITY INVESTMENTS

As of December 31, 2006, 2005 and 2004, the detail of the balance of this heading in the consolidated balance sheets was as follows:

	Thousands of Euros
	2006	2005	2004
Quoted Spanish government bonds	1,416,607	363,022	337,435
Quoted foreign government bonds	3,023,259	2,272,187	1,297,558
Issued by Spanish credit institutions	344,186	264,150	154,065
Issued by foreign credit institutions	478,508	481,940	325,191
Debentures and bonds	647,767	583,080	111,357
Issued by other resident sectors	647,767	583,080	111,357

Total gross	5,910,327	3,964,379	2,225,606

Impairment losses	(4,691)	(5,114)	(4,104)

Total	5,905,636	3,959,265	2,221,502

All these balances are in Europe.

The gross changes in 2006, 2005 and 2004 in the balance of this heading in the consolidated balance sheets are summarised as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	3,964,379	2,225,606	—
Acquisitions	2,210,483	1,884,773	2,225,606
Redemptions	(274,000)	(146,000)	—
Other	9,465	—	—

Balance at end of year	5,910,327	3,964,379	2,225,606

Following is a summary of the gross changes in 2006, 2005 and 2004 in the impairment losses on held-to-maturity investments:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	5,114	4,104	—
Increase in impairment losses charged to income	—	1,008	4,106
Decrease in impairment losses credited to income	(422)	—	—
Other	(1)	2	(2)

Balance at end of year	4,691	5,114	4,104
- Determined collectively	4,691	5,114	4,104

16. HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE)

The detail of the fair value of the hedging derivatives held by the Group as of December 31, 2006, 2005 and 2004 and recognised in the consolidated balance sheets is as follows:

	Thousands of Euros
2006	Interest Rate Risk	Equity Price Risk	Total
Non organised markets
Credit institutions	(381,889)	(115,557)	(497,446)
Fair value micro-hedge	(404,296)	(115,557)	(519,853)
Cash flow micro-hedge	22,407	—	22,407
Micro-hedges of net investments in foreign operations	—	—	—
Other financial institutions	178,127	(2,909)	175,218
Fair value micro-hedge	126,340	(2,909)	123,431
Cash flow micro-hedge	51,787	—	51,787
Other sectors	9,354	(3,546)	5,808
Fair value micro-hedge	9,354	(3,546)	5,808
Cash flow micro-hedge	—	—	—
Micro-hedges of net investments in foreign operations	—	—	—
Total	(194,408)	(122,012)	(316,420)

of which: Asset Hedging Derivatives	1,915,623	47,697	1,963,320

of which: Liability hedging Derivatives	2,110,031	169,709	2,279,740

As of December 31, 2006, the interest rate risk was hedged in its majority by interest swaps while the equity price risk was hedged in its majority by equity swaps.

	Thousands of Euros
2005	Exchange Risk	Interest Rate Risk	Equity Price Risk	Total
Organised Markets
Fair value micro-hedge	—	(8,067)	(2,377)	(10,444)
Non organised markets
Credit institutions
Fair value micro-hedge	(1,715,271)	740,877	31,370	(943,024)
Cash flow micro-hedge	1,599,175	(150,024)	—	1,449,151
Micro-hedges of net investments in foreign operations	(35)	—	—	(35)
Other financial institutions
Fair value micro-hedge	—	194,522	(307)	194,215
Other sectors
Fair value micro-hedge	—	355,317	(2,832)	352,484
Cash flow micro-hedge	—	227	—	227
Micro-hedges of net investments in foreign operations	35	—	—	35

Total	(116,096)	1,132,851	25,854	1,042,609

of which: Asset Hedging Derivatives	1,599,176	2,281,663	31,857	3,912,696

of which: Liability hedging Derivatives	(1,715,271)	(1,148,812)	(6,003)	(2,870,086)

	Thousands of Euros
2004	Interest Rate Risk	Equity Price Risk	Total
Non organised markets
Credit institutions
Fair value micro-hedge	761,929	(235,013)	526,916
Cash flow micro-hedge	(34,210)	—	(34,210)
Fair value macro-hedge	118,290	—	118,290
Other financial institutions
Fair value micro-hedge	72,339	163	72,502
Fair value macro-hedge	15,369	—	15,369
Resto de sectores
Fair value micro-hedge	391,957	—	391,957
Cash flow micro-hedge	1,512	—	1,512
Fair value macro-hedge	49,542	—	49,542

Total	1,376,728	(234,850)	1,141,878

of which: Asset Hedging Derivatives	3,834,083	439,367	4,273,450

of which: Liability hedging Derivatives	(2,457,355)	(674,217)	(3,131,572)

The Group has hedged the following forecast cash flows. These cash flows are expected to impact the income statement in the following periods:

	Thousands of Euros
	3 months or less	More than 3 months but less than 1 year	From 1 to 5 years	More than 5 years	Total
Cash inflows from assets	76,701	197,845	316,457	46,644	637,647
Cash outflows from liabilities	(104,609)	(315,111)	(347,330)	(136,855)	(903,905)

The amounts that were so recognized in equity during the period and the amounts that were removed from equity and included in profit or loss for the period are showed in the “Consolidated Statement of changes in equity- Consolidated Statements of recognized income and expense”.

As of December 31, 2006, 2005 and 2004, there were not amounts that were removed from equity during the periods and included in the initial measurement of the acquisition cost or other carrying amount of a non-financial asset or non-financial liability in a hedged highly probable forecast transaction.

17. NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The balance of “Non-Current Assets Held for Sale” relates in full to foreclosed assets.

The changes in 2006, 2005 and 2004 in the balance of this heading in the consolidated balance sheets were as follows:

	Thousands of Euros
	2006	2005	2004
Revalued cost -
Balance beginning of year	401,283	338,860	385,620
Additions	278,947	122,438	84,968
Retirements	(370,136)	(212,304)	(170,986)
Acquisition of subsidiaries in the year	16,746	90,903	7,409
Transfers	13,153	8,431	37,630
Exchange difference and other	(72,167)	52,955	(5,781)
Balance at end of year	267,826	401,283	338,860
Impairment -
Balance beginning of year	170,023	179,705	202,448
Additions	60,365	31,093	51,529
Retirements	(104,966)	(51,533)	(61,567)
Acquisition of subsidiaries in the year	486	28,205	—
Transfers	6,258	4,084	(250)
Exchange difference and other	(50,402)	(21,531)	(12,455)
Balance at end of year	81,764	170,023	179,705

Balance total at end of year	186,062	231,260	159,155

As of December 31, 2006, 2005 and 2004, there were no liabilities associated with non-current assets held for sale.

Most of the non-current assets held for sale recorded as assets in the consolidated balance sheets as of December 31, 2006 relate to properties. These properties classified as “non-current assets held for sale” are assets available for sale, which is considered highly probable. The sale of most of these assets is expected to be completed within one year of the date on which they are classified as “non-current assets held for sale”.

The fair value of these items was determined by reference to appraisals performed by companies registered as valuers in each of the geographical areas in which the assets are located.

The independent valuation and appraisal companies entrusted with the appraisal of these assets were Eurovaloraciones, S.A., Valtecnic, S.A., General de Valoraciones, S.A., Krata, S.A., Tinsa, S.A., Alia Tasaciones, S.A., Ibertasa, S.A., Tasvalor, S.A. y Gesvalt, S.A. (these companies are registers in the official register of the Bank of Spain). .

18. INVESTMENTS

18.1. INVESTMENTS IN ASSOCIATES

The most significant investment in associates as of 31 December 2006, 2005 and 2004 was that held in Tubos Reunidos, S.A.

The gross changes in 2006, 2005 and 2004 in this heading of the consolidated balance sheets were as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	945,858	910,096	1,186,154
Acquisitions	28,116	9,647	212,281
Disposals	(801,521)	(10,676)	(307,505)
Transfers	33,806	36,791	(180,834)

Balance at end of year	206,259	945,858	910,096

The changes in 2006 include the disposal of the ownership interest in Banca Nazionale del Lavoro, S.p.A. and the disposal of the long-term investment in Técnicas Reunidas, S.A., carrying amounts of which totaled €751,544 thousand and €17,615 thousand, respectively.

18.2. INVESTMENTS IN JOINTLY CONTROLLED ENTITIES

As of December 31, 2006, 2005 and 2004, the holdings included under the heading “Investments- Jointly controlled entities” were accounted using the equity method, as described in Note 2.1.b

The most significant entity included in this heading is Corporación IBV Participaciones Empresariales, S.A., which reflects a balance of €564,762 thousand and €251,246 thousand in the heading “Income from equity investments” of the consolidated income statement of 2006.

The most significant changes during 2006 include the acquisition of Telepeaje Electrónico S.A. de C.V. and the recognition of Camarote Golf, S.A., Hestenar, S.L. and Hesteralia Málaga, S.L. as jointly controlled entities (previously recognised as associates).

18.3. NOTIFICATIONS OF THE ACQUISITION OF INVESTMENTS

Appendix IV lists the Group’s acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Spanish Corporations Law and Article 53 of Securities Market Law 24/1988.

18.4. IMPAIRMENT

During 2006, the goodwill in jointly controlled entities has registered an impairment of €6,162 thousand.

19.	REINSURANCE ASSETS

The most representative companies composing the insurance business of the consolidated Group are as follows: BBVA Seguros, S.A., Seguros Bancomer, S.A., BBVA Seguros de Vida, S.A. and Consolidar Group’s insurance companies.

As of December 31, 2006, 2005 and 2004, the detail of the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
ITEMS	2006	2005	2004
Reinsurance assets	31,986	223,276	80,245
Reinsurer´s share of technical provisions	31,986	223,276	80,245
Debtors arising from insurance and reinsurance operations (*)	—	11,902	23

Total	31,986	235,178	80,268

(*)	This caption is included in the heading “Loans and Receivables” as of December 31, 2006.

20. TANGIBLE ASSETS

The detail of the changes in 2006, 2005 and 2004 in this heading in the consolidated balance sheets, based on the nature of the related items, is as follows:

	Thousands of Euros
	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
2006	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost -
Balance at 1 January 2006	3,152,321	19,107	4,976,346	93,151	629,922	8,870,847
Additions	57,773	31,925	436,030	775	304,124	830,627
Retirements	(14,155)	(14,638)	(195,376)	(5,343)	(186,652)	(416,164)
Acquisition of subsidiaries in the year	127,438	1,860	32,145	—	149,602	311,045
Disposal of entities in the year	(47,362)	(780)	(36,709)	(249)	—	(85,100)
Transfers	(17,635)	(6,680)	4,841	(1,466)	—	(20,940)
Exchange difference and other	(170,031)	(6,749)	(243,217)	(11,354)	(16,081)	(447,432)
Balance at 31 December 2006	3,088,349	24,045	4,974,060	75,514	880,915	9,042,883
Accumulated depreciation -
Balance at 1 January 2006	(796,955)	—	(3,482,086)	(15,028)	(163,795)	(4,457,864)
Additions	(67,535)	—	(266,502)	(1,174)	(47,679)	(382,890)
Retirements	12,930	—	160,171	1,112	12,544	186,757
Acquisition of subsidiaries in the year	(638)	—	(9,383)	—	(48,451)	(58,472)
Disposal of entities in the year	2,992	—	34,969	94	—	38,055
Transfers	7,230	—	1,108	321	—	8,659
Exchange difference and other	43,799	—	116,708	1,329	16,081	177,917
Balance at 31 December 2006	(798,177)	—	(3,445,015)	(13,346)	(231,300)	(4,487,838)
Impairment -
Balance at 1 January 2006	(28,213)	—	—	(1,381)	—	(29,594)
Additions	(3,563)	—	—	0	—	(3,563)
Retirements	8,095	—	—	295	—	8,390
Acquisition of subsidiaries in the year	16	—	—	0	—	16
Exchange difference and other	(3,288)	—	—	0	—	(3,288)
Balance at 31 December 2006	(26,953)	—	—	(1,086)	—	(28,039)
Net tangible assets -

Balance at 1 January 2006	2,327,153	19,107	1,494,260	76,742	466,127	4,383,389

Balance at 31 December 2006	2,263,219	24,045	1,529,045	61,082	649,615	4,527,006

	Thousands of Euros
	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
2005	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost -
Balance at 1 January 2005	2,765,508	9,068	4,357,093	194,518	566,386	7,892,573
Additions	109,089	19,351	374,831	5,094	239,553	747,918
Retirements	(148,671)	(6,758)	(159,614)	(38,868)	(113,749)	(467,660)
Acquisition of subsidiaries in the year	158,848	10,102	124,147	—	—	293,097
Disposal of entities in the year	(5,594)	(462)	(3,531)	—	—	(9,587)
Transfers	2,844	(7,512)	6,912	(34,377)	—	(32,133)
Exchange difference and other	270,297	(4,682)	276,508	(33,216)	(62,268)	446,639
Balance at 31 December 2005	3,152,321	19,107	4,976,346	93,151	629,922	8,870,847
Accumulated depreciation -
Balance at 1 January 2005	(663,965)	(897)	(3,013,054)	(31,869)	(127,127)	(3,836,912)
Additions	(52,348)	—	(218,681)	(1,389)	(88,624)	(361,042)
Retirements	41,417	1,011	142,521	4,294	53,717	242,960
Acquisition of subsidiaries in the year	(28,631)	—	(79,702)	—	—	(108,333)
Disposal of entities in the year	119	—	2,254	1,083	—	3,456
Transfers	(10,131)	—	4,422	5,709	—	—
Exchange difference and other	(83,416)	(114)	(319,846)	7,144	(1,761)	(397,993)
Balance at 31 December 2005	(796,955)	—	(3,482,086)	(15,028)	(163,795)	(4,457,864)
Impairment -
Balance at 1 January 2005	(116,025)	—	—	—	—	(116,025)
Additions	(2,176)	—	—	(1,375)	—	(3,551)
Retirements	9,515	—	—	—	—	9,515
Acquisition of subsidiaries in the year	(1,855)	—	—	—	—	(1,855)
Exchange difference and other	82,328	—	—	(6)	—	82,322
Balance at 31 December 2005	(28,213)	—	—	(1,381)	—	(29,594)
Net tangible assets -

Balance at 1 January 2005	1,985,518	8,171	1,344,039	162,649	439,259	3,939,636

Balance at 31 December 2005	2,327,153	19,107	1,494,260	76,742	466,127	4,383,389

	Thousands of Euros
	Property, plants and equipment			Investment Properties	Assets Leased out under an Operating Lease	Total
2004	Land and Buildings	Work in Progress	Furniture, Fixtures and Vehicles
Revalued cost -
Balance at 1 January 2004	2,746,953	11,519	4,511,749	169,293	462,585	7,902,099
Additions	60,822	—	356,902	16,645	200,967	635,336
Retirements	(32,467)	(2,451)	(433,427)	—	(37,945)	(506,290)
Transfers	111	—	(15,740)	8,580	(21,580)	(28,629)
Exchange difference and other	(9,911)	—	(62,391)	—	(37,641)	(109,943)
Balance at 31 December 2004	2,765,508	9,068	4,357,093	194,518	566,386	7,892,573
Accumulated depreciation -
Balance at 1 January 2004	(643,263)	—	(3,111,237)	(23,504)	(157,871)	(3,935,875)
Additions	(45,869)	(897)	(234,195)	(8,365)	(73,986)	(363,312)
Retirements	16,830	—	351,871	—	43,901	412,602
Transfers	9,004	—	(872)	—	60,829	68,961
Exchange difference and other	(667)	—	(18,621)	—	—	(19,288)
Balance at 31 December 2004	(663,965)	(897)	(3,013,054)	(31,869)	(127,127)	(3,836,912)
Impairment -
Balance at 1 January 2004	(157,970)	—	(9,424)	—	(323)	(167,717)
Additions	(2,467)	—	(7,393)	—	—	(9,860)
Retirements	5,887	—	16,817	—	323	23,027
Exchange difference and other	38,525	—	—	—	—	38,525
Balance at 31 December 2004	(116,025)	—	—	—	—	(116,025)
Net tangible assets -

Balance at 1 January 2004	1,945,720	11,519	1,391,088	145,789	304,391	3,798,507

Balance at 31 December 2004	1,985,518	8,171	1,344,039	162,649	439,259	3,939,636

The net tangible asset impairment losses recoveries with credit to the accompanying consolidated income statements for 2006 and 2004 amounted to €4,827 thousand and €2,135 thousand, respectively.

The net tangible asset impairment losses charged to the consolidated income statements for 2005 amounted to €1,589 thousand.

The gains and losses on tangible asset disposals amounted to €92,902 thousand and €20,413 thousand in 2006 (€107,838 thousand and €22,477 thousand, respectively in 2005 and €102,874 thousand and €22,450 thousand, respectively in 2004) and are presented under the headings “Others Gains and Others Losses” the accompanying consolidated income statements (Note 56).

The carrying amount as of December 31, 2006, 2005 and 2004 of the tangible assets relating to foreign subsidiaries was €1,857,383 thousand, €1,825,050 thousand and €1,457,362 thousand, respectively. Also, the amount of the assets held under finance leases on which the purchase option is expected to be exercised is not material as of December 31, 2006, 2005 and 2004.

The main real estate companies forming part of the consolidated Group are as follows: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. and Desarrollo Urbanístico de Chamartín S.A.

The contribution of these companies to the consolidated income statement is recorded under “Sales and Income from the Provision of Non-Financial Services” (Note 51).

The main consolidated Group companies engaging in operating leases are: Finanzia Autorenting, S.A., Automercantil-Comercio e Aluger de Vehículos Autom., Lda. and Maggiore Fleet, S.p.A.

The Group conducts its business mainly through a branch network, as shown in the following table:

	Number of branches
	2006	2005	2004
Spain	3,635	3,578	3,385
America (*)	3,797	3,658	3,303
Rest of the world	153	174	180

Total	7,585	7,410	6,868

(*)	Includes those related to the BBVA Group’s banking, pensions fund managers and insurance companies in all the American countries in which it is present.

As of 31 December 2006, 2005 and 2004, 46.9%, 47.9% and 47.2%, respectively, of the branches in Spain were leased from third parties. As of 31 December 2006 and 2005, 60% and 58.69%, respectively, of the branches in America were leased from third parties.

21. INTANGIBLE ASSETS

21.1. GOODWILL

The detail, by company, of the changes in 2006, 2005 and 2004 in the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
2006	Balance at beginning of year	Additions	Other	Withdrawals	Exchange Differences	Amortization	Balance at end of year
Texas Regional Bancshares, Inc.	—	1,294,351	—	—	-37,385	—	1,256,966
Grupo Financiero BBVA Bancomer, S.A. de C.V.	617,101	—	—	—	(72,695)	—	544,406
Grupo Laredo	473,941	—	(2,783)	—	(49,354)	—	421,804
Hipotecaria Nacional, S.A. de C.V.	259,112	—	10,438	—	(30,306)	—	239,244
Grupo BBVA Colombia	266,862	—	(34,984)	—	(19,375)	—	212,503
BBVA Pensiones Chile	104,139	—	—	—	(14,344)	—	89,795
Forum Servicios Financieros, S.A.	—	50,814	—	—	(1,459)	—	49,355
Maggiore Fleet, S.p.A.	—	35,696	—	—	—	—	35,696
Banco BHIF	40,532	—	—	—	(5,608)	—	34,924
BBVA Puerto Rico, S.A.	39,034	—	—	—	(4,068)	—	34,966
AFP Provida	26,059	—	—	—	(3,590)	—	22,469
BBVA Portugal, S.A.	15,914	—	—	—	—	—	15,914
Finanzia, Banco de Crédito	5,163	—	—	—	—	—	5,163
BBVA Bancomer USA (*)	5,091	—	—	—	(531)	—	4,560
BBVA Finanzia, S.p.A.	—	3,804	—	—	—	—	3,804
Forum Distribuidora, S.A.	—	1,921	—	—	(55)	—	1,866
Invesco Management Nº1	—	6,160	—	—	—	(6,160)	—
Other companies	4,906	3,362	1,000	(9,268)	—	—	—

TOTAL FULLY CONSOLIDATED COMPANIES	1,857,854	1,396,108	(26,329)	(9,268)	(238,770)	(6,160)	2,973,435

(*)	Former Valley Bank.

	Thousands of Euros
2005	Balance at beginning of year	Additions	Other	Exchange Differences	Balance at end of year
Grupo Financiero BBVA Bancomer, S.A. de C.V.	513,589	—	—	103,513	617,102
Grupo Laredo	—	433,250	—	40,691	473,941
Banco Granahorrar, S.A.	—	266,862	—	—	266,862
Hipotecaria Nacional, S.A. de C.V.	—	223,902	—	35,209	259,111
Grupo Provida	104,047	—	—	26,151	130,198
BBVA Chile, S.A.	32,349	—	195	7,988	40,532
BBVA Puerto Rico, S.A.	33,741	—	—	5,293	39,034
BBVA (Portugal), S.A.	15,914	—	—	—	15,914
Finanzia, Banco de Crédito, S.A.	5,163	—	—	—	5,163
Valley Bank	5,690	—	(975)	376	5,091
Other companies	—	4,906	—	—	4,906

TOTAL FULLY CONSOLIDATED COMPANIES	710,493	928,920	(780)	219,221	1,857,854

	Thousands of Euros
2004	Balance at beginning of year	Additions	Other	Exchange Differences	Balance at end of year
Grupo Financiero BBVA Bancomer, S.A. de C.V.	549,574	—	—	(35,985)	513,589
BBVA Pensiones Chile, S.A.	84,423	—	—	(1,200)	83,223
Grupo Provida	54,144	—	—	(971)	53,173
BBVA Puerto Rico, S.A.	36,457	—	—	(2,716)	33,741
BBVA (Portugal), S.A.	15,914	—	—	—	15,914
Finanzia, Banco de Crédito, S.A.	5,163	—	—	—	5,163
Valley Bank	—	6,085	—	(395)	5,690
Other companies	—	—	—	—	—

TOTAL FULLY CONSOLIDATED COMPANIES	745,675	6,085	—	(41,267)	710,493

Based on the estimates and projections available to the Bank’s directors, the forecast revenues of these companies attributable to the Group support perfectly the carrying amount of the goodwill recorded.

On November 10, 2006 the Group acquired Texas Regional Bancshares Inc. through the investment of $2,141 million (€1,674 million). The goodwill recognised as of December 31, 2006 amounted €1,257 million.

On October 31, 2005, the Guarantee Fund for Colombian Financial Institutions, FOGAFIN, sold by public auction 98.78% of the share capital of Banco Granahorrar, S.A. (a Colombian financial institution) to the BBVA Group’s subsidiary in Colombia, BBVA Colombia, S.A. The financial offer made by BBVA Colombia for the acquisition of Banco Granahorrar, S.A. totalled $423.66 million. This transaction was performed in December 2005 after authorisation had been obtained from the related supervisory and control bodies. The price paid was Colombian pesos 981,572.2 million, approximately €364 million, and the goodwill recognised amounted to €267 million as of December 31, 2005.

On 28 April, pursuant to the agreement entered into on September 20, 2004 and after obtaining the mandatory authorisations, BBVA acquired all the shares of Laredo National Bancshares, Inc., a bank holding located in Texas (United States) which operates in the banking business through two independent banks: Laredo National Bank and South Texas National Bank. The price paid was $859.6 million (approximately €666 million) and the goodwill recognised amounted to €474 million as of December 31, 2005.

The breakdown of the acquisition cost of the companies foregoing indicated, gross of tax, which, according to the purchase method, has been assigned to the headings financial asset and liabilities, tangible assets and other intangible assets, is as follows:

	Thousands of Euros
	Texas Regional Bancshare	Banco Granahorrar	Laredo National Bancshares

Financial assets and liabilities	(16,855)	—	—
Tangible assets	30,039	—	33,778
Other intangible assets	73,191	31,077	42,251

Total	86,375	31,077	76,029

No gains or losses were allocated to assets or liabilities with respect to the other acquisitions made in 2006.

21.2. OTHER INTANGIBLE ASSETS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros			Average Useful Life (years)
	2006	2005	2004
Computer software acquisition expense	56,199	44,972	23,438	5
Other deferred charges	116,175	80,312	48,865	5
Other intangible assets	131,437	92,011	38,287	5
Impairment	(7,981)	(5,100)	—

Total	295,830	212,195	110,590

The changes in 2006, 2005 y 2004 in this heading are as follow:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	212,195	110,591	101,653
Additions	171,254	227,929	86,415
Year amortisation	(89,308)	(87,650)	(84,894)
Exchange differences and other	4,570	(33,575)	7,417
Impairment	(2,881)	(5,100)	—

Balance at end of year	295,830	212,195	110,591

22. PREPAYMENTS AND ACCRUED INCOME AND ACCRUED EXPENSES AND DEFERRED INCOME

The detail of the balance of these headings in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Assets -
Prepaid expenses	278,778	199,111	149,532
Other prepayments and accrued income	395,040	358,167	568,223

Total	673,818	557,278	717,755

Liabilities -
Unmatured accrued expenses	1,168,427	1,146,815	867,228
Other accrued expenses and deferred income	341,146	562,875	398,552

Total	1,509,573	1,709,690	1,265,780

23. OTHER ASSETS AND LIABILITIES

The detail of the balances of these headings in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 was as follows:

	Thousands of Euros
	2006	2005	2004
Assets -
Inventories (*)	470,137	339,472	279,897
Transactions in transit	106,273	8,787	25,065
Hacienda Pública	62,292	101,197	266,673
Other	1,104,001	1,492,237	1,152,447

Total	1,742,703	1,941,693	1,724,082

Liabilities -
Transactions in transit	139,904	24,211	16,019
Other	579,363	580,805	86,411

Total	719,267	605,016	102,430

(*)	The balance of the heading Inventories in the consolidated financial statements relates basically to the following companies: Anida Desarrollos Inmobiliarios, S.L., Montealiaga, S.A. y Desarrollo Urbanístico Chamartín, S.A.

24. OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

The balance of this heading in the consolidated balance sheet as of December 31, 2006, 2005 and 2004 amounted to €582,537 thousand, €740,088 thousand and €834,350 thousand, respectively, and related to deposits from other creditors through the so-called unit-linked life insurance policies (in which the policyholder bears the risk).

25. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY

As of December 31, 2006, 2005 and 2004 there were no financial liabilities at fair value through equity.

26. FINANCIAL LIABILITIES AT AMORTISED COST

The detail of the items composing the balances of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Deposits from central banks	15,237,435	21,189,193	20,301,105
Deposits from central banks	42,566,999	45,125,943	44,048,115
Money markets operations	223,393	23,252	657,997
Deposits from other creditors	192,373,862	182,635,181	149,891,799
Debt certificates (including bonds)	77,674,115	62,841,755	45,482,121
Subordinated liabilities	13,596,803	13,723,262	12,327,377
Other financial liabilities (*)	6,771,925	6,051,376	5,148,561

Total	348,444,532	331,589,962	277,857,075

(*)	Includes tax collection accounts that amounted to €2,226,874 thousand, €2,084,712 thousand and €2,273,548 thousand, as of December 31, 2006, 2005 and 2004, respectively.

26.1. DEPOSITS FROM CENTRAL BANKS

The breakdown of the balance of this heading in the consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Bank of Spain	7,943,687	16,139,044	15,770,750
Credit account drawdowns	4,688,790	6,822,123	11,066,829
Other State debt and Treasury bills under repurchase agreement	—	385,791	222,092
Other assets under repurchase agreement	3,254,897	8,931,130	4,481,829
Other central banks	7,247,430	5,028,315	4,365,278
Valuation adjustments	46,318	21,834	165,077

Total	15,237,435	21,189,193	20,301,105

As of December 31, 2006, 2005 and 2004, the financing limit assigned to the Group by the Bank of Spain and other central banks was €8,136,222 thousand, €10,003,353 thousand and €13,932,391 thousand, respectively, of which €4,533,323 thousand, €6,822,123 thousand and €11,249,454 thousand had been drawn down.

26.2 DEPOSITS FROM CREDIT INSTITUTIONS

The breakdown of the balance of this heading in the consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
Reciprocal accounts	77,840	271,075	62,231
Deposits with agreed maturity	27,016,079	28,807,457	25,958,006
Demand deposits	1,781,744	1,053,651	938,790
Other accounts	392,884	1,113,102	353,452
Repurchase agreements	13,017,158	13,723,185	16,347,359
Valuation adjustments	281,294	157,473	388,277

Total	42,566,999	45,125,943	44,048,115

The detail, by geographical area, of this heading as of December 31, 2006, 2005 and 2004 disregarding valuation adjustments is as follows:

	Thousands of Euros
2006	Demand Deposits	Deposits with Agree Maturity	Funds Received Under Financial Asset Transfers	Total
Europe	1,449,542	17,639,571	6,304,235	25,393,348
United States	109,607	2,653,129	796,604	3,559,340
Latin America	239,202	3,166,308	5,916,319	9,321,829
Rest of the world	61,233	3,949,955	—	4,011,188

Total	1,859,584	27,408,963	13,017,158	42,285,705

	Thousands of Euros
2005	Demand Deposits	Deposits with Agree Maturity	Funds Received Under Financial Asset Transfers	Total
Europe	1,033,225	14,814,501	8,255,127	24,102,853
United States	68,568	3,670,356	1,649,995	5,388,919
Latin America	1,289,817	2,643,338	3,818,063	7,751,218
Rest of the world	46,218	7,679,262	—	7,725,480

Total	2,437,828	28,807,457	13,723,185	44,968,470

	Thousands of Euros
2004	Demand Deposits	Deposits with Agree Maturity	Funds Received Under Financial Asset Transfers	Total
Europe	888,625	17,896,390	11,110,293	29,895,308
United States	625	173,143	602,011	775,779
Latin America	350,798	2,149,208	4,635,055	7,135,061
Rest of the world	114,425	5,739,265	—	5,853,690

Total	1,354,473	25,958,006	16,347,359	43,659,838

26.3 DEPOSITS FROM OTHER CREDITORS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets, based on the nature of the related transactions, is as follows:

	Thousands of Euros
	2006	2005	2004
General Government(*)	14,170,556	17,673,354	11,193,877
Spanish	7,123,828	9,753,109	4,861,198
Foreign	7,046,728	7,920,245	6,332,679
Other resident sectors	94,392,548	79,754,851	74,857,893
Current accounts	25,345,848	20,644,607	21,293,205
Savings accounts	22,460,077	20,628,845	18,235,544
Fixed-term deposits	27,681,607	20,435,029	19,537,882
Reverse repos	9,080,811	12,029,507	12,503,084
Other accounts	9,112,210	5,381,823	2,000,023
Valuation adjustments	711,995	635,040	1,288,155
Non-resident sectors	83,810,758	85,206,976	63,840,029
Current accounts	19,043,024	18,717,430	14,203,508
Savings accounts	13,635,966	11,370,344	7,374,054
Fixed-term deposits	40,906,369	45,266,207	37,894,962
Repurchase agreements	9,554,904	9,215,471	3,981,250
Other accounts	110,331	76,512	23,284
Valuation adjustments	560,164	561,012	362,971

Total	192,373,862	182,635,181	149,891,799

Of which:
In euros	108,312,891	100,623,473	88,987,322
In foreign currency	84,060,971	82,011,708	60,904,477

(*)	As of December 31, 2006 and 2005, the balance of general government includes valuation adjustments of accrued interests that amounted to €23,827 and € 55,418, respectively.

The detail, by geographical area, of this heading as of December 31, 2006, 2005 and 2004 disregarding valuation adjustments is as follows:

	Thousands of Euros
2006	Demand Deposits	Saving Deposits	Deposits with Agreed Maturity	Repos	Total
Europe	33,652,676	23,574,543	44,151,489	10,751,014	112,129,722
United States	1,419,538	2,018,588	10,528,592	57,183	14,023,901
Latin America	17,816,513	11,465,943	22,504,665	9,064,320	60,851,441
Rest of the world	794,650	402,644	2,875,518	—	4,072,812

Total	53,683,377	37,461,718	80,060,264	19,872,517	191,077,876

	Thousands of Euros
2005	Demand Deposits	Saving Deposits	Deposits with Agreed Maturity	Repos	Total
Europe	30,293,574	21,676,353	36,343,595	17,145,239	105,458,761
United States	1,007,038	354,345	10,371,430	135,121	11,867,934
Latin America	17,040,525	10,163,779	22,967,518	7,983,395	58,155,217
Rest of the world	775,467	518,216	4,608,067	49	5,901,750

Total	49,116,604	32,712,693	74,290,610	25,263,804	181,383,711

	Thousands of Euros
2004	Demand Deposits	Saving Deposits	Deposits with Agreed Maturity	Repos	Total
Europe	29,745,644	18,560,468	27,155,322	13,697,251	89,158,685
United States	648,658	468,762	6,734,521	156	7,852,097
Latin America	13,114,743	6,962,493	22,137,721	3,839,588	46,054,545
Rest of the world	197,899	43,044	4,934,403	—	5,175,346

Total	43,706,944	26,034,767	60,961,967	17,536,995	148,240,673

26.4 DEBT CERTIFICATES (INCLUDING BONDS)

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Promissory notes and bills	7,555,766	7,417,516	6,372,310
Bonds and debentures issued:	70,118,349	55,424,239	39,109,811
Mortgage-backed securities	36,028,808	26,926,995	19,036,759
Other non-convertible securities	33,276,013	26,542,102	18,793,732
Valuation adjustments	813,528	1,955,142	1,279,320

Total	77,674,115	62,841,755	45,482,121

26.4.1. PROMISSORY NOTES AND BILLS:

These promissory notes were issued mainly by Banco de Financiación, S.A., and the detail thereof, by currency, is as follows:

	Thousands of Euros
	2006	2005	2004
In euros	6,670,764	6,724,347	5,458,822
In other currencies	885,002	693,169	913,488

Total	7,555,766	7,417,516	6,372,310

26.4.2. BONDS AND DEBENTURES ISSUED:

The detail of the balance of this account in the accompanying consolidated balance sheets, based on the currency in which the bonds and debentures are issued, and of the related interest rates is as follows:

	Thousands of Euros
	2006	2005	2004
In euros -
Non-convertible bonds and debentures at floating interest rates	18,345,909	18,488,246	13,732,198
Non-convertible bonds and debentures	6,437,879	5,213,827	4,266,690
Covered bonds	35,808,166	26,683,165	18,811,281
Valuation adjustments	734,015	1,939,639	1,265,560
In foreign currencies -
Non-convertible bonds and debentures at floating interest rates	7,865,859	2,613,766	405,956
Non-convertible bonds and debentures	626,366	226,263	388,705
Covered bonds	220,642	243,830	225,661
Valuation adjustments	79,513	15,503	13,760

Total	70,118,349	55,424,239	39,109,811

As of December 31, 2006, the (weighted average) interest rate relating to fixed and floating rate issues in euros was 3.83% and 3.67%, respectively. The (weighted average) interest rate relating to fixed and floating rate issues in foreign currencies at that date was 5.34% and 5.25%, respectively.

The valuation adjustments caption mainly include adjustments for accrued interest, hedging transactions and issuance fees.

Most of the foreign-currency issues are denominated in U.S. dollars.

The accrued interests on promissory notes, bills and debentures in 2006, 2005 and 2004 amounted to €2,820,536 thousand, €1,898,396 thousand and €1,374,631 thousand, respectively (Note 45.2).

26.5. SUBORDINATED LIABILITIES

The detail, by company, of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004

Subordinated debt	9,385,347	9,178,935	8,100,383
Preference shares	4,025,002	4,127,786	3,808,893
Valuation adjustments	186,454	416,541	418,101

Total	13,596,803	13,723,262	12,327,377

In 2006, 2005 and 2004 the subordinated debt and preference shares bore interest of €567,195 thousand, €556,121 thousand and €539,027 thousand, respectively (see Note 45.2).

26.5.1. SUBORDINATED DEBT

These issues are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The detail, disregarding valuation adjustments, of the balance of this heading in the accompanying consolidated balance sheets, based on the related issue currency and interest rate, is as follows:

		Thousands of Euros			Prevailing Interest Rate 2006	Maturity Date
ISSUER	Currency	2006	2005	2004
ISSUES IN EUROS
BBVA
July-96	EUR	—	79,307	84,142	9.33%	22-Dec-06
July-96	EUR	27,332	27,332	27,947	9.37%	22-Dec-16
February-97	EUR	60,101	60,101	60,101	6.97%	18-Dec-07
September-97	EUR	36,061	36,061	36,061	6.65%	17-Dec-07
December-01	EUR	1,500,000	1,500,000	1,500,000	3.50%	01-Jan-17
July-03	EUR	600,390	600,390	600,000	2.54%	17-Jul-13
November-03	EUR	749,782	749,782	750,000	4.50%	12-Nov-15
October-04	EUR	991,101	992,000	1,000,000	4.37%	20-Oct-19
BBVA CAPITAL FUNDING, LTD.
September-95	EUR	—	—	13,613	3.10%	05-Sep-05
March-97	EUR	45,735	45,735	45,735	2.71%	20-Mar-07
October-97	EUR	76,694	76,694	76,694	2.38%	08-Oct-07
October-97	EUR	228,672	228,588	228,616	6.00%	24-Dec-09
July-99	EUR	73,000	73,000	73,000	6.35%	16-Oct-15
February-00	EUR	498,668	500,002	500,000	6.38%	25-Feb-10
December-00	EUR	—	—	750,000	2.71%	04-Dec-10
July-01	EUR	—	500,002	500,000	5.50%	04-Jul-11
October-01	EUR	60,000	60,000	60,000	5.73%	10-Oct-11
October-01	EUR	40,000	40,000	40,000	6.08%	10-Oct-16
October-01	EUR	50,000	50,000	50,000	2.79%	15-Oct-16
November-01	EUR	55,000	55,000	55,000	2.96%	02-Nov-16
December-01	EUR	56,002	56,002	56,000	3.18%	20-Dec-16
BBVA SUBORDINATED CAPITAL, S.A.U.
May-05	EUR	496,783	480,444	—	2.74%	23-May-17
October-05	EUR	150,000	150,000	—	2.49%	13-Oct-20
October-05	EUR	250,000	250,000	—	2.44%	20-Oct-17
October-06	EUR	1,000,000	—	—	3.82%	24-Oct-16
ISSUES IN FOREIGN CURRENCY
BBVA PUERTO RICO, S.A.
September-04	USD	37,965	42,384	36,708	4.20%	23-Sep-14
September-06	USD	28,094	—	—	5.76%	29-Sep-16

September-06	USD	22,779	—	—	6.00%	29-Sep-16
BBVA BANCO FRANCÉS, S.A.
May-05 (*)	USD	—	—	4,118	7.07%	04-Oct-20
BBVA GLOBAL FINANCE, LTD.
July-95	USD	—	—	110,124	6.88%	01-Jul-05
July-95	USD	—	—	36,708	2.36%	15-Jan-05
December-95	USD	151,860	169,535	146,832	7.00%	01-Dec-25
December-95	USD	—	63,575	55,062	4.48%	09-May-06
December-95	USD	—	—	55,062	2.45%	11-May-05
BANCO BILBAO VIZCAYA ARGENTARIA, CHILE	CLP	276,496	172,053	93,552	Various	Various
BBVA BANCOMER, S.A. de C.V.
November-98	MNX	—	197,853	157,406	9.44%	28-Sep-06
July-05	USD	377,259	420,809	—	7.38%	22-Jul-15
September-06	MNX	174,545	—	—	7.62%	18-Sep-14
BBVA CAPITAL FUNDING, LTD.
August-95 (*)	JPY	—	—	21,480	3.45%	09-Aug-10
October-95	USD	—	—	71,600	5.40%	26-Oct-05
October-95	JPY	63,700	72,000	110,124	6.00%	26-Oct-15
February-96	USD	—	211,918	183,540	6.38%	14-Feb-06
November-96	USD	—	169,535	146,832	4.89%	27-Nov-06
BBVA BANCOMER CAPITAL TRUST, INC.
February-01	USD	—	423,837	364,326	10.50%	16-Feb-11
LNB CAPITAL TRUST I
November-01	USD	—	17,800	—	6.44%	08-Dec-31
LNB STATUTORY TRUST I
December-01	USD	—	25,430	—	6.64%	18-Dec-31
BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	127,400	144,000	—	2.75%	22-Oct-35
October-05	GBP	446,760	437,766	—	4.79%	21-Oct-15
March-06	GBP	446,760	—	—	5.00%	31-Mar-16
RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	8,646	—	—	10.18%	08-Jun-31
RIVERWAY HOLDING CAPITAL TRUST II
July-01	USD	3,797	—	—	9.30%	25-Jul-31
TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	37,965	—	—	8.21%	17-Mar-34
BBVA COLOMBIA, S.A.
August-06	COP	136,000	—	—	9.50%	28-Aug-11

TOTAL		9,385,347	9,178,935	8,100,383

(*)	Issuances cancelled before their maturity date

The issues of BBVA Capital Funding, LTD. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank, and the issue of BBVA Bancomer Capital Trust, Inc. is guaranteed (secondary liability) by BBVA Bancomer, S.A de C.V.

26.5.2. PREFERENCE SHARES

The detail, by company, of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
BBVA Internacional, Ltd. (1)	1,000,002	1,340,000	1,341,230
BBVA Preferred Capital, Ltd. (2)	—	203,447	176,198
BBVA Privanza Internacional (Gibraltar), Ltd. (2)	—	59,339	51,646
BBVA Capital Finance, S.A.	1,975,000	1,975,000	1,980,966
BBVA Capital Funding, Ltd.	—	—	258,853
BBVA Internactional Preferred, S.A.U.	1,050,000	550,000	—

Total	4,025,002	4,127,786	3,808,893

(1)	Listed on the Spanish AIAF market as well as in the stock exchange markets of Luxembourg, Frankfurt and Amsterdam.

(2)	Listed in New York Stock Exchange

The foregoing balances include several issues of non-cumulative non-voting preference shares guaranteed by Banco Bilbao Vizcaya Argentaria, S.A., the detail being as follows:

2006	Currency	Amount Issued (Millions)	Fixed Anual Dividend
BBVA Internacional, Ltd.
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.41%
BBVA Capital Finance, S.A.
December 2003	EUR	350	3.41%
July 2004	EUR	500	3.41%
December 2004	EUR	1,125	3.41%
BBVA Internactional Preferred, S.A.U.
September 2005	EUR	550	3.80%
September 2006	EUR	500	4.95%

2005	Currency	Amount Issued (Millions)	Fixed Anual Dividend
BBVA Privanza Internacional (Gibraltar), Ltd.
June 1997	USD	70	7.76%
BBVA Privanza Internacional, Ltd.
April 2001	EUR	340	7.00%
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.25%
BBVA Preferred Capital, Ltd.
June 2001	USD	240	7.75%
BBVA Capital Finance, S.A.
December 2003	EUR	350	2.75%
July 2004	EUR	500	3.00%
December 2004	EUR	1,125	3.00%
BBVA Internactional Preferred, S.A.U.
September 2005	EUR	550	3.80%

2004	Currency	Amount Issued (Millions)	Fixed Anual Dividend
BBVA Privanza Internacional (Gibraltar), Ltd.
June 1997	USD	70	7.76%
BBVA Internacional, Ltd.
April 2001	EUR	340	7.00%
March 2002	EUR	500	3.50%
December 2002	EUR	500	3.25%
BBVA Capital Funding, Ltd.
April 1998	EUR	256	6.36%
BBVA Preferred Capital, S.A.
June 2001	USD	240	7.75%
BBVA Capital Finance, S.A.
December 2003	EUR	350	2.75%
July 2004	EUR	500	3.00%
December 2004	EUR	1,125	3.00%

The option to redeem the preference share issues launched by BBVA Preferred Capital, Ltd. (€203 million), BBVA Privanza Internacional (Gibraltar), Ltd. (€59 million) and BBVA Internacional, Ltd. (€340 million) was exercised in 2006.

These issues were subscribed by third parties outside the Group and are wholly or partially redeemable at the Company’s option after five or ten years from the issue date, depending on the terms of each issue.

27. LIABILITIES UNDER INSURANCE CONTRACTS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Technical provisions for:
Mathematical reserves	8,677,303	9,023,585	7,026,605
Provision for unpaid claims reported	655,048	419,123	125,682
Other insurance technical provisions	788,295	1,057,859	962,142

Total	10,120,646	10,500,567	8,114,429

28. PROVISIONS

The detail of the balance of this heading in the consolidated balance sheets as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Provisions for pensions and similar obligations (Note 29)	6,357,820	6,239,744	6,304,284
Provisions for taxes	232,172	146,971	173,229
Provisions for contingent exposures and commitments	501,933	452,462	348,782
Other provisions	1,556,909	1,861,908	1,565,553

Total	8,648,834	8,701,085	8,391,848

The changes in 2006, 2005 and 2004 in the balances of this heading in the accompanying consolidated balance sheets were as follows:

	Thousands of Euros
	Provisions for Pensions and similar obligation
	2006	2005	2004
Balance at beginning of year	6,239,744	6,304,284	6,481,288
Add -
Year provision with a charge to income for the year	1,410,275	646,948	883,638
Transfers and other changes	—	97,630	4,714
Less -
Payments	(1,208,127)	(777,746)	(658,904)
Amount use and other variations	(84,072)	(31,372)	(406,452)

Balance at end of year	6,357,820	6,239,744	6,304,284

The year provisions for pensions charged to income in 2006 under the heading “Provisions for pensions and similar obligations” registered as “interest expenses and similar charges”, “personal expenses” and “provision expenses” in the consolidated income statement amounted to €254,548, €74,281 and €1,081,446 thousand. The amount charged in this respect in 2005 was €255,370, €68,893 y €322,685 thousand, respectively. The amount charged in this respect in 2004 was €210,342, €58,982 y €614,314 thousand, respectively (Note 29).

	Thousands of Euros
	Commitments and contingent risks provisions
	2006	2005	2004
Balance at beginning of year	452,462	348,782	279,708
Add -
Year provision with a charge to income for the year	73,487	114,028	126,173
Transfers and other Changes	4,726	9,566	1,412
Less -
Available funds	(16,700)	(12,378)	(12,673)
Payments	—	—	—
Amount use and other variations	(11,070)	(7,536)	(45,802)
Transfers	—	—	(36)
Disposal of subsidiaries	(972)	—	—

Balance at end of year	501,933	452,462	348,782

	Thousands of Euros
	Provisions for taxes and other provisions
	2006	2005	2004
Balance at beginning of year	2,008,879	1,738,782	1,874,006
Add -
Year provision with a charge to income for the year	353,038	278,249	424,578
Acquisition of subsidiaries	4,415	42,355	497
Transfers and other Changes	100,611	317,849	330,248
Less -
Available funds	(50,913)	(160,048)	(153,465)
Amount use and other variations	(608,170)	(204,761)	(649,401)
Transfers	—	—	(87,474)
Disposal of subsidiaries	(18,779)	(3,547)	(207)

Balance at end of year	1,789,081	2,008,879	1,738,782

29. COMMITMENTS WITH PERSONNEL

As of December 31, 2006, 2005 and 2004, the commitments to Group employees were as follows:

	Thousands of Euros
	Commitments in Spain (Note 29.1)			Commitments abroad (Note 29.2)			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Post-employment benefits	3,386,448	3,442,986	3,471,738	955,582	966,125	746,893	4,342,030	4,409,111	4,218,631
Early retirement	3,185,500	2,582,567	2,656,743	—	—	—	3,185,500	2,582,567	2,656,743
Post-employment welfare benefits	222,688	210,610	203,893	422,302	436,434	324,043	644,990	647,044	527,936
Long-service cash bonuses	31,781	30,033	31,590	—	—	—	31,781	30,033	31,590
Long-service share-based bonuses	48,677	45,550	32,614	—	—	—	48,677	45,550	32,614

Total	6,875,094	6,311,746	6,396,578	1,377,884	1,402,559	1,070,936	8,252,978	7,714,305	7,467,514

These commitments were funded as follows:

	Thousands of Euros
	Commitments in Spain (Note 29.1)			Commitments aborad (Note 29.2)			Total
	2006	2005	2004	2006	2005	2004	2006	2005	2004
Insurance contracts coverage
Post-employment benefits	569,492	626,966	645,501	—	—	—	569,492	626,966	645,501

	569,492	626,966	645,501	—	—	—	569,492	626,966	645,501
Assets assigned to the funding of commitments
Post-employment benefits	—	—	—	879,176	687,039	514,835	879,176	687,039	514,835
Post-employment welfare benefits	—	—	—	367,927	84,973	40,122	367,927	84,973	40,122

	—	—	—	1,247,103	772,012	554,957	1,247,103	772,012	554,957
Internal provisions (Note 28)
Funds for Pensions and Similar Obligations
Post-employment benefits	2,816,956	2,816,020	2,826,237	76,406	279,086	232,058	2,893,362	3,095,106	3,058,295
Early retirement	3,185,500	2,582,567	2,656,743	—	—	—	3,185,500	2,582,567	2,656,743
Post-employment welfare benefits	222,688	210,610	203,893	54,375	351,461	283,921	277,063	562,071	487,814

	6,225,144	5,609,197	5,686,873	130,781	630,547	515,979	6,355,925	6,239,744	6,202,852
Other provisions
Long-service cash bonuses	31,781	30,033	31,590	—	—	—	31,781	30,033	31,590
Long-service share-based bonuses	48,677	45,550	32,614	—	—	—	48,677	45,550	32,614

	80,458	75,583	64,204	—	—	—	80,458	75,583	64,204

Subtotal	6,305,602	5,684,780	5,751,077	130,781	630,547	515,979	6,436,383	6,315,327	6,267,056

Total	6,875,094	6,311,746	6,396,578	1,377,884	1,402,559	1,070,936	8,252,978	7,714,305	7,467,514

The aforementioned insurance contracts were contracted with non-related insurance companies and the balances of these insurance policies were disclosed net of the balances of the assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

On the other hand, the aforementioned internal provisions includes insurance contracts were contracted with insurance companies owned by the Group (Note 2.2.e) and, therefore, the balances of these insurance policies are disclosed in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets. Whereas, the balances of the assets assigned to the funding of commitments are disclosed in the corresponding heading of asset depending on the classification of the financial instruments.

29.1. Companies in Spain

29.1.1. Post-employment benefits

29.1.1.1. Pensions

The most significant actuarial assumptions used to quantify these vested obligations in 2006, 2005 and 2004, were as follows:

Mortality tables	PERM/F 2000P
Discount rate (cumulative annual)	4%/ AA corporate bond yield curve
Consumer price index	1,5%
Salary growth rate	at least 2.5% (depending on employee)
Retirement ages	First date at which the employees are entitled to retire

The defined benefit commitments and their coverage as of December 31, 2006, 2005 and 2004 were as follows:

	Thousands of Euros
	2006	2005	2004
Pension commitments to retired employees	3,186,706	3,202,581	3,244,431
Pension contingencies in respect of current employees	199,742	240,405	227,307

	3,386,448	3,442,986	3,471,738

Coverage at end of each year:
Internal provisions (*)	2,816,956	2,816,020	2,826,237
Insurance contracts with unrelated insurance companies	569,492	626,966	645,501

Total	3,386,448	3,442,986	3,471,738

The internal provisions showed above were recognised with a charge to the heading “Provision Expense (Net)—Transfers to Funds for Pensions and Similar Obligations” in the accompanying consolidated income statements, and these provisions are recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 28).

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for defined benefit commitments covered by the Group’s internal provisions were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	2,816,020	2,826,237	3,240,686
+ Interest cost	110,021	106,926	112,988
+ Normal cost for the year (current services costs)	22,510	19,440	(100)
- Payments made	(158,938)	(145,347)	(135,676)
+/- Other	11,142	1,635	(359,041)
+/- Actuarial losses (gains)	16,201	7,129	(32,620)

Present actuarial value at end of the year	2,816,956	2,816,020	2,826,237

29.1.1.2. Early retirements

In 2006, 2005 and 2004, the Group offered certain employees the possibility of taking early retirement before reaching the age stipulated in the collective labour agreement in force. This offer was accepted in 2006, 2005 and 2004 by 1,887, 677 and 1,372 employees, respectively.

The most significant actuarial assumptions used to quantify these vested obligations in 2006, 2005 and 2004, were as follows:

Mortality tables	PERM/F 2000P
Discount rate (cumulative annual)	4%/ AA corporate bond yield curve
Consumer price index	1,5%
Retirement ages	Date agreed contractually for each individual employee at which the employee are entitled to retire

The total cost of these agreements amounts to €1,019,494 thousand, €286,279 thousand and €571,628 thousand as of December 31, 2006, 2005 and 2004, respectively, and the corresponding provisions were recognised with a charge to the heading “Provision Expense (Net) - Transfers to Funds for Pensions and Similar Obligations - Early Retirements” in the accompanying consolidated income statements, and these provisions are recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets statements (Note 28).

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for commitments to early retirees in Spain were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	2,582,567	2,656,743	2,461,263
+ Interest cost	91,550	94,528	86,904
+ Early retirements in the year	1,019,494	286,279	571,628
- Payments made	(504,857)	(477,197)	(466,413)
+/- Other changes	(2,482)	5,929	(3,068)
+/- Actuarial losses (gains)	(772)	16,285	6,429

Present actuarial value at end of the year	3,185,500	2,582,567	2,656,743

29.1.1.3. Post-employment welfare benefits

The most significant actuarial assumptions used to quantify these vested obligations in 2006, 2005 and 2004, were as follows:

Mortality tables	PERM/F 2000P
Discount rate (cumulative annual)	4%/ AA corporate bond yield curve
Consumer price index	1,5%
Retirement ages	First date at which the employees are entitled to retire

The detail of these commitments as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Post-employment welfare benefit commitments to retired employees	168,710	158,889	155,786
Vested post-employment welfare benefit contingencies in respect of current employees	53,978	51,721	48,107

Total:	222,688	210,610	203,893
Coverage at end of each year:
Internal provisions	222,688	210,610	203,893

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for post-employment welfare benefit commitments were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at the beginning of the year	210,610	203,893	202,217
+ Interest cost	8,512	8,227	7,857
+ Normal cost for the year (current services costs)	2,405	2,165	2,051
- Payments made	(13,440)	(12,193)	(11,566)
+/- Other movements	6,541	(362)	—
+/- Actuarial losses (gains)	8,060	8,880	3,334

Present actuarial value at the end of the year	222,688	210,610	203,893

29.1.1.4. Summary of post-employment compensation commitments in Spanish companies

Following is the impact on profit or loss of the charges recorded in the 2006, 2005 and 2004 consolidated income statements for the post-employment compensation commitments of Group companies in Spain:

	Thousands of Euros
	2006	2005	2004
Interest expense and similar charges:
Interest cost of pension funds	210,083	210,999	208,977
Personnel expenses:
Social attentions	2,247	2,165	2,051
Transfers to pension plans	59,318	61,019	44,286
Provision expense (net):
Transfers to funds for pensions and similar obligations
Pension funds	23,489	33,426	(29,720)
Early retirement	1,019,494	286,279	571,628

Total	1,314,631	593,888	797,222

The current contributions made by the Group’s Spanish companies for defined contribution retirement commitments were charged to the heading “Personnel Expenses - Transfers to Pension Plans” in the accompanying consolidated income statements, amounted to €32,486 thousand, €38,099 thousand and €42,503 thousand in 2006, 2005 and 2004, respectively.

As of December 31, 2006, 2005 and 2004 all actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used, were charged to the heading “Personnel Expenses - Transfers to Pension Plans” in the accompanying consolidated income statements.

29.1.2. Other commitments to employees in Spanish companies:

29.1.2.1. Compensation in kind

The present values of the vested obligations for long-service cash bonuses and for the gifts relating to long-service share-based bonuses (the treatment applicable to share-based payment is summarised in section below) was quantified on a case-by-case basis using the projected unit credit valuation method. The main actuarial assumptions used in quantifying these obligations are unbiased and mutually compatible. Specifically, the most significant actuarial assumptions used in 2006, 2005 and 2004 were as follows:

Mortality tables	PERM/F 2000P
Disability tables	IASS - 90 (reflecting the experience of the Spanish Social Security authorities)
Discount rate (cumulative annual)	4%/ AA Corporate bonds
Retirement ages	First date at which the employees are entitled to retire

The changes in 2006, 2005 and 2004 in the present value of the vested obligation for these commitments were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	30,033	31,590	30,693
+ Interest cost	1,265	1,318	1,228
+ Normal cost for the year (current services costs)	1,594	1,377	1,323
- Payments made	(532)	(545)	(735)
- Cash settlements for long-service bonus redemptions due to early retirement	(643)	(2,464)	(570)
+/- Actuarial losses (gains)	64	(1,243)	(349)

Present actuarial value at end of the year	31,781	30,033	31,590
Coverage at end of each year:
Internal provisions (*)	31,781	30,033	31,590

(*)	The internal provisions showed above were recognised in the heading “Provisions—Other provisions” in the accompanying consolidated balance sheets (Note 28).

Since all other employee welfare benefits for current employees accrue and are settled on a yearly basis, it is not necessary to record a provision in this connection.

The total cost of the employee welfare benefits provided by the Group’s Spanish companies to their current employees in the 2006, 2005 and 2004 was €33,941 thousand, €29,723 thousand and €34,746 thousand, respectively, and these amounts were recognised with a charge to “Personnel Expenses—Other personnel expenses” in the accompanying consolidated income statements.

29.1.2.2. Bank share-based compensation system

However, as mentioned previously, the Bank is obliged, under the related corporate agreement, to deliver shares of Banco Bilbao Vizcaya Argentaria, S.A. to certain of its employees when they complete a given number of years of effective service:

Number of Shares
15 years	180
25 years	360
40 years	720
50 years	900

The present values of the vested obligation as of December 31, 2006, 2005 and 2004, in terms of the probable number of shares, were quantified on a case-by-case basis using the projected unit credit method. The main actuarial assumptions used in quantifying this obligation are summarised as follows:

Mortality tables	PERM/F 2000P.
Disability tables	IASS - 90 (reflecting the experience of the Spanish Social Security authorities)
Retirement ages	First date at which the employees are entitled to retire

The changes in 2006, 2005 and 2004 in the present value of the vested obligation of the probable number of shares due to the no-target-based compensation plans were as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at the beginning of the year	6,946,467	6,658,067	6,932,004
+ Year accrual	407,487	399,753	385,661
- Deliveries made	(186,480)	(269,100)	(305,100)
+/- Actuarial losses (gains)	(628,526)	157,747	(354,498)

Present actuarial value at the end of year	6,538,948	6,946,467	6,658,067

In March 1999, pursuant to a resolution adopted by the Bank’s shareholders at the Annual General Meeting on February 27, 1999, 32,871,301 new shares were issued at a price of €2.14 per share (similar to the average reference price of the share-based commitments to Group employees existing at that date which the new shares were assigned to fund). These shares were subscribed and paid by a non-Group company and, simultaneously, the Bank acquired a call option on these shares which can be exercised on any date, at one or several times, prior to December 31, 2011, at an exercise price equal to the share issue price, adjusted on the basis of the related antidilution clauses. Since 1999 the call option has been partially exercised to meet share-based commitments to Group employees, for a total of 28,500,236 shares, which means that on December 31, 2006, the Bank still held an option on a total of 4,371,065 shares at a price of €2.09 per share (4,557,545 and 4,826,645 shares as of December 31, 2005 and 2004). In addition, it had arranged a futures transaction with a non-Group entity on a total of 2,167,883 shares at an exercise price of €18.24 per share (2,388,922 shares at an exercise price of 15.06 per share and 1,831,422 shares at an exercise price of €12.30 per share as of December 31, 2005 and 2004).

The changes in 2006, 2005 and 2004 in the related internal provisions, which take into account the present value of the vested obligation, at any given date, in terms of the probable number of shares and the instruments assigned to the commitment, were as follows:

		Thousands of Euros
		2006	2005	2004
Internal provision at beginning of year		45,550	32,614	33,692
+	Normal cost for the year (current service costs)	6,787	5,879	4,389
-	Payments relating to partial exercises of the call option (Settlement of long-service bonuses when they fall due)	(390)	(562)	(638)
+/-	Collections/(Payments) due to quarterly settlements of futures transactions	(783)	5,244	1,685
+/-	Actuarial losses (gains)	(2,487)	2,375	(6,514)

Internal provision at end of year(*)		48,677	45,550	32,614

(*)	The internal provisions showed above were recognised in the heading “Provisions—Other provisions” in the accompanying consolidated balance sheets (Note 28).

29.2. Companies abroad

29.2.1. Pension benefit supplement

The main commitments abroad are related to Mexico and Portugal.

Mexico

The main actuarial assumptions used in quantifying the commitments of BBVA Bancomer, S.A. de C.V. as of December 31, 2006,2005 and 2004 are summarised as follows:

	2006	2005	2004
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	9.0%	9,20%	10,25%
Consumer price index	3.5%	4,00%	5,00%
Salary growth rate	6.0%	6,60%	7,63%
Expected rate of return on plan assets	9.0%	9,20%	10,25%

The changes in 2006, 2005 and 2004 in the present value of the vested obligations of Bancomer, S.A. de C.V., and in the value of the assets assigned to fund these commitments (fair value of plan assets) are as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	632,783	478,478	466,516
Value of the assets assigned to funding of commitments (fair value of plan assets)	(465,664)	(330,509)	(324,318)

Balance at beginning of year	167,119	147,969	142,198

Present actuarial value at end of year	623,418	632,783	478,478
Value of assets assigned to funding of commitments	(623,418)	(465,664)	(330,509)

Balance at end of year	—	167,119	147,969

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The balances of the vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

The changes in 2006, 2005 and 2004, in the balances of “Provisions - Provisions for Pensions and Similar Obligations” relating to BBVA Bancomer, S.A. de C.V. are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	167,119	147,969	142,198
+ Finance expenses	51,609	47,187	44,814
- Finance Income	(38,375)	(33,326)	(32,753)
+ Normal cost for the year (current service costs)	21,295	22,711	16,327
+/- Payments made and other net variations	(173,645)	(36,569)	(12,077)
+/- Exchange differences	(2,666)	29,097	(10,540)
+/- Actuarial losses (gains)	(25,337)	(9,950)	—

Balance at end of year	—	167,119	147,969

Portugal

The main actuarial assumptions used in quantifying the commitments of BBVA Portugal, S.A. as of December 31, 2006, 2005 and 2004 are summarised as follows:

	2006	2005	2004
Mortality tables	TV 88/90	TV 88/90	TV 88/90
Disability tables	50% EKV 80	50% EKV 80	50% EKV 80
Turnover tables		50% MSSL employees before 1995
Discount rate (cumulative annual)	4.75%	4.50%	4.50%
Consumer price index	2.00%	2.00%	2.00%
Salary growth rate	3.00%	3.00%	3.00%
Expected rate of return on plan assets	4.50%	4.50%	4.50%

The changes in 2006, 2005 and 2004 in the present value of the vested obligations of BBVA Portugal, S.A., and in the value of the assets assigned to fund these commitments (fair value of plan assets) are as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	262,153	268,415	249,438
Value of the assets assigned to funding of commitments (fair value of plan assets)	(221,375)	(184,326)	(175,897)

Balance at beginning of year	40,778	84,089	73,541

Present actuarial value at end of year	295,473	262,153	268,415
Value of assets assigned to funding of commitments	(255,758)	(221,375)	(184,326)

Balance at end of year	39,715	40,778	84,089

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The balances of the vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

The internal provisions showed above were recognised in the heading “Funds for Pensions and Similar Obligations” in the accompanying consolidated balance sheets (Note 28). The changes in 2006, 2005 and 2004 in this heading related to BBVA Portugal, S.A., are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	40,778	84,089	73,541
+ Finance expenses	11,538	8,437	10,458
- Finance Income	(11,521)	(9,930)	(9,334)
+ Normal cost for the year (current service costs)	39,059	3,985	14,375
+/- Payments made and other net variations	(40,879)	(48,987)	(10,242)
+/- Actuarial losses (gains)	740	3,184	5,291

Balance at end of year	39,715	40,778	84,089

29.2.2. Post-employment welfare benefits:

BBVA Bancomer, S.A. de C.V.’s accrued liability for defined benefit commitments to current and former employees, net of the specific assets assigned to fund them, amounted to €54,375 thousand, €351,461 thousand and €283,921 thousand as of December 31, 2006, 2005 and 2004, respectively and is included under the heading “Provisions - Provisions for Pensions and Similar Obligations” in the accompanying consolidated balance sheets.

The main actuarial assumptions used to quantify the current values of the commitments accrued in connection with the aforementioned commitment, as of December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	9.0%	9,20%	10,25%
Consumer price index	3.5%	4,00%	5,00%
Medical cost trend rates	6.0%	6,60%	7,63%
Expected rate of return on plan assets	9.0%	9,20%	10,25%

The changes in 2006, 2005 and 2004 in the present value of the vested obligations are as follows:

	Thousands of Euros
	2006	2005	2004
Present actuarial value at beginning of the year	436,434	324,043	319,885
Value of the assets assigned to funding of commitments (fair value of plan assets)	(84,973)	(40,122)	(22,887)

Balance at beginning of year	351,461	283,921	296,998

Present actuarial value at end of year	422,302	436,434	324,043
Value of assets assigned to funding of commitments	(367,927)	(84,973)	(40,122)

Balance at end of year	54,375	351,461	283,921

The aforementioned assets assigned to the funding of commitments are the assets that are to be used directly to settle employee benefit obligations and which meet the following conditions: they are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. The balances of the vested obligations related to the previously mentioned commitments were disclosed net of the balances of the aforementioned assets assigned to the funding of commitments in the accompanying consolidated balance sheets.

The internal provisions showed above were recognised in the heading “Other provisions” in the accompanying consolidated balance sheets (Note 28). The changes in 2006, 2005 and 2004 in this heading related to BBVA Bancomer, S.A. de C.V., are as follows:

	Thousands of Euros
	2006	2005	2004
Balance at beginning of year	351,461	283,921	296,998
+ Finance expenses	36,436	32,953	30,288
- Finance Income	(6,862)	(3,896)	(2,692)
+ Normal cost for the year (current service costs)	11,290	9,001	1,759
+/- Payments made and other net variations	(312,066)	(40,771)	(22,465)
+/- Exchange differences	(41,373)	57,925	(19,967)
+/- Actuarial losses (gains)	15,489	12,328	—

Balance at end of year	54,375	351,461	283,921

As of December 31, 2006, the sensitivity analysis for changes in assumed medical cost trend rates of BBVA Bancomer S.A. de C.V. is as follow:

	Thousands of Euros
	1% Increase	1% Decrease
Increase/Decrease in Current Services Cost and Interest Cost	12,827	(9,694)
Increase/Decrease in defined benefit obligation	88,960	(68,537)

29.2.3. Summary of impact on profit or loss of post-employment benefit commitments of group companies abroad:

The charges recorded in the 2006, 2005 and 2004 consolidated income statements for the post-employment benefit commitments of Group companies abroad totalled €139,410 thousand, €110,550 thousand and €82,787 thousand, respectively.

As of December 31, 2006, 2005 and 2004, all actuarial gains or losses arising from differences between the actuarial assumptions and what had actually occurred or, where appropriate, from the effects of changes in the actuarial assumptions used, were charged to the accompanying consolidated income statements.

30. MINORITY INTERESTS

The detail, by consolidated company, of the balance of the heading “Minority Interests” is as follows:

	Thousands of Euros
	2006	2005	2004
BBVA Colombia Group	18,336	16,467	14,059
BBVA Chile Group	94,829	120,998	87,615
BBVA Banco Continental Group	234,657	222,304	171,035
BBVA Banco Provincial Group	223,546	203,860	165,485
Provida Group	66,220	70,544	52,921
Banc Internacional d’Andorra, S.A.	—	185,713	142,677
Other companies	130,574	151,604	103,747

Total	768,162	971,490	737,539

The detail of the changes in the foregoing balances, which are due to the share of minority interests in income for the year (Note 4), is as follow:

	Thousands of Euros
	2006	2005	2004
BBVA Colombia Group	3,470	4,166	2,943
BBVA Chile Group	2,573	13,526	4,829
BBVA Banco Continental Group	66,989	59,689	39,721
BBVA Banco Provincial Group	68,944	47,279	65,834
Provida Group	24,970	18,169	8,831
Banc Internacional d’Andorra, S.A. (*)	8,306	41,607	34,264
Other companies	59,904	79,711	29,191

Total	235,156	264,147	185,613

(*)	Accumulated minority until the date of its sale (See Note 4).

31. CHANGES IN TOTAL EQUITY

The changes in equity in the years ended December 31, 2006, 2005 and 2004 were as follows:

	Thousands of Euros
2006	Share Capital (Note 32)	Reserves (Note 33 & 34)	Profit for the year	Treasury shares and other equity instruments (Note 35)	Valuation Adjustments (*)	Minority Interest (Note 30)	Interim Dividends (Note 5)	Total Equity
Balance at beginning of year	1,661,518	8,830,548	3,806,425	(96,180)	3,294,955	971,490	(1,166,644)	17,302,112

Valuation adjustments	—	—	—	—	472,185	(3,185)	—	469,000
Distribution of prior Years’ profit	—	2,010,936	(2,010,936)	—	—	—	—	—
Dividends	—	—	(1,795,489)	—	—	(16,818)	1,166,644	(645,663)
Gains or losses on transactions involving treasury	—	17,131	—	(16,269)	—	—	—	862
shares and other equity instruments	—	—	—	—	—	—	—	—
Increase of capital	78,947	2,921,053	—	—	—	—	—	3,000,000
Profit for the year	—	—	4,735,879	—	—	—	(1,362,700)	3,373,179
Dividends paid to minority shareholders	—	—	—	—	—	(86,957)	—	(86,957)
Changes in the composition of the Group	—	(54,998)	—	—	—	(279,386)	—	(334,384)
Exchange differences	—	—	—	—	(426,446)	(62,301)	—	(488,747)
Share of minority interests in profit for the year	—	—	—	—	—	235,156	—	235,156
Other	—	(516,243)	—	—	—	10,163	—	(506,080)

Balance at end of year	1,740,465	13,208,427	4,735,879	(112,449)	3,340,694	768,162	(1,362,700)	22,318,478

(*)	See change in net consolidated equity

	Thousands of Euros
2005	Share Capital (Note 32)	Reserves (Note 33 y 34)	Profit for the year	Treasury shares and other equity instruments (Note 35)	Valuation Adjustments (*)	Minority Interest (Note 30)	Interim Dividends (Note 5)	Total Equity
Balance at beginning of year	1,661,518	7,427,737	2,922,596	(35,846)	2,106,914	737,539	(1,015,195)	13,805,263

Valuation adjustments	—	—	—	—	604,889	2,569	—	607,458
Distribution of prior Years’ profit	—	1,427,165	(1,427,165)	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—
Gains or losses on transactions involving treasury shares and other equity instruments	—	34,093	—	(60,334)	—	(626)	—	(26,867)
Profit for the year	—	—	3,806,425	—	—	—	(1,166,644)	2,639,781
Dividends paid to minority shareholders	—	—	—	—	—	(55,010)	—	(55,010)
Changes in the composition of the Group	—	—	—	—	—	(7,612)	—	(7,612)
Exchange differences	—	—	—	—	583,152	42,750	—	625,902
Share of minority interests in profit for the year	—	—	—	—	—	264,147	—	264,147
Other	—	(58,447)	—	—	—	(2,955)	—	(61,402)

Balance at end of year	1,661,518	8,830,548	3,806,425	(96,180)	3,294,955	971,490	(1,166,644)	17,302,112

(*)	See change in net consolidated equity

	Thousands of Euros
2004	Share Capital (Note 32)	Reserves (Note 33 y 34)	Profit for the year	Treasury shares and other equity instruments (Note 35)	Valuation Adjustments (*)	Minority Interest (Note 30)	Interim Dividends (Note 5)	Total Equity
Balance at beginning of year	1,565,968	5,780,075	2,226,701	(82,001)	1,691,325	1,917,164	(859,896)	12,239,336

Valuation adjustments	—	—	—	—	604,032	9,154	—	613,186
Dsitribution of prior Years’ profit	—	977,264	(977,264)	—	—	—	—	—
Dividends	—	—	—	—	—	—	—	—
Gains or losses on transactions involving treasury shares and other equity instruments	—	—	—	46,155	—	—	—	46,155
Profit for the year	—	—	2,922,596	—	—	—	(1,015,195)	1,907,401
Capital increases and reductions	95,550	1,903,200	—	—	—	—	—	2,010,306
Dividends paid to minority shareholders	—	—	—	—	—	(63,074)	—	(63,074)
Changes in the composition of the Group	—	(1,375,898)	—	—	—	(1,224,655)	—	(2,600,553)
Exchange differences	—	—	—	—	(188,443)	23,716	—	(164,727)
Share of minority interests in profit for the year	—	—	—	—	—	185,613	—	185,613
Other	—	143,096	—	—	—	(61,758)	—	69,782

Balance at end of year	1,661,518	7,427,737	2,922,596	(35,846)	2,106,914	737,539	(1,015,195)	13,805,263

(*)	See change in net consolidated equity

32. CAPITAL STOCK

As of December 31, 2006, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,740,464,869.29, and consisted of 3,551,969,121 fully subscribed and paid registered shares of €0.49 par value each.

All the shares of BBVA carry the same voting and dividend rights and no single shareholder enjoys special voting rights.

All the shares represent an interest in the Bank’s capital.

In November 2006 capital was increased through the issuance of 161,117,078 new shares with a par value of €0.49 each and a share premium of €18.13 per share. In 2005 there were no variations in the share capital. In February 2004 capital was increased through the issuance of 195,000,000 shares, with a price per share of €10.25 (consisting of a par value of €0.49 and additional paid-in capital of €9.76).

The shares of Banco Bilbao Vizcaya Argentaria, S.A. are quoted on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich, Milan and Mexico stock market.

American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.

Also, as of December 31, 2006, the shares of BBVA Banco Continental, S.A., Banco Provincial C,A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were quoted on their respective local stock markets and, in the case of the last two entities, on the New York Stock Exchange. BBVA Banco Francés, S.A. is listed on the Latin-American market of the Madrid Stock Exchange.

As of December 31, 2006, no individual shareholder owned more than 5% of the capital of the Bank. However, at the date of filing of this registration document, Chase Nominees Ltd. And State Street Bank and Trust Co., in their capacity as international depositary banks, held more than 5%.

BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.

BBVA has not been notified of the existence of any side agreements that regulate the exercise of voting rights at the Bank’s General Meetings, or which restrict or place conditions upon the free transferability of BBVA shares. Neither is the Bank aware of any agreement that might result in changes in the control of the issuer.

The BBVA Group has not issued any convertible and/or exchangeable debentures or any warrants on BBVA shares.

At the Annual General Meeting celebrated on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. €830,758,750.54. The legally stipulated year within which the directors can carry out this increase is five years.

In addition to the aforementioned resolutions, at the Annual General Meetings held in February 2005 and in February 2004, the shareholders authorized the Board of Directors, for a year of five years, to issue fixed-income securities of any class or type, up to a maximum of €121,750 million.

As of December 31, 2006, there were no significant capital increases in progress at any of the Group companies.

33. SHARE PREMIUM

The balance of this heading in the consolidated balance sheet amounts to €9,579,443 thousand and includes, inter alia, the amounts of the share premiums arising from the capital increases, in particular the capital increase in 2006 for an amount of €2,921,053 thousand (see Note 31), as well as the surpluses arising from the merger of Banco Bilbao, S.A. and Banco Vizcaya, S.A., amounted to €641,142 thousand.

The revised Spanish Corporations Law expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

34. RESERVES

The breakdown of the balance of this heading in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Legal reserve	332,303	332,303	313,194
Restricted reserve for retired capital	87,918	87,918	87,918
Restricted reserve for Parent Company shares	814,870	356,821	20,826
Restricted reserve for redenomination of capital in euros	1,861	1,861	1,861
Revaluation Royal Decree-Law 7/1996	176,281	176,281	176,281
Voluntary reserves	672,232	1,046,670	1,277,638
Consolidation reserves attributed to the Bank and dependents companies	1,543,519	170,304	(1,132,584)

Total	3,628,984	2,172,158	745,134

34.1. Legal reserve:

Under the revised Corporations Law, 10% of profit for each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of capital. This limit had already been reached by Banco Bilbao Vizcaya Argentaria, S.A. as of December 31, 2006, after deliberation on the 2006 income application proposal (Note 5). The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased capital amount.

Except as mentioned above, until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

34.2. Restricted reserves:

Pursuant to the Consolidated Spanish Companies Law, the respective restricted reserves were recorded in relation to the reduction of the par value of each share in April 2000, the treasury shares held by the bank at each year-end, and the customer loans outstanding at those dates that were granted for the purchase of, or are secured by, Bank shares.

Pursuant to Law 46/1998 on the introduction of the euro, the respective restricted reserves were recorded in relation to the redenomination of capital in euros.

34.3. REVALUATION ROYAL DECREE-LAW 7/1996 (ASSET REVALUATIONS):

Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the asset revaluation provisions of the applicable enabling legislation. In addition, on December 31, 1996, the Bank revalued its tangible assets pursuant to Royal Decree-Law 7/1996 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing measurements. The resulting increases in the cost and accumulated depreciation of tangible assets and, where appropriate, in the cost of equity securities, were allocated as follows:

Thousands of Euros
2006
Legal revaluations of tangible assets:
Cost	186,692
Less -
Single revaluation tax (3%)	(5,601)
Balance as of December 31, 1999	181,091
Adjustment as a result of review by the tax authorities in 2000	(4,810)

Total	176,281

Following the review of the balance of the account Revaluation Reserve Royal Decree-Law 7/1996 by the tax authorities in 2000, this balance can only be used, free of tax, to offset recorded losses and to increase capital until January 1, 2007. From that date, the remaining balance of this account can also be taken to unrestricted reserves, provided that the surplus has been depreciated or the revalue assets have been transferred or derecognised. If this balance were used in a manner other than that described above, it would be subject to tax.

34.4 RESERVES AND LOSSES AT CONSOLIDATED COMPANIES:

The breakdown, by company or corporate group, of the balances of these headings in the accompanying consolidated balance sheets is as follows:

	Thousands of Euros
	2006	2005	2004
Fully and proportionately consolidated companies	6,926,696	5,382,488	4,102,068

Grupo BBVA Bancomer	2,911,082	2,228,304	1,752,690
Grupo BBVA Cotinental	94,727	84,936	66,868
Grupo Provida	259,236	231,836	235,555
Grupo BBVA Colombia	235,725	181,438	159,783
Grupo BBVA Banco Francés	578,527	367,701	338,750
Grupo BBVA Chile	3,398	(2,849)	1,439
Grupo BBVA Banco Provincial	199,074	146,566	102,756
Grupo Laredo	(12,971)	—	—
Grupo BBVA Uruguay, S.A.	(2,615)	(464)	2,538
BBVA International Investment Corporation	(425,719)	(432,772)	(423,816)
Banc Internacional d’Andorra, S.A.	—	141,733	103,257
Ancla Investments S.A.	—	10,850	5,813
Grupo BBVA Portugal, S.A.	(105,362)	(100,472)	(106,397)
Grupo BBVA Puerto Rico	205,161	183,272	168,651
BBVA Suiza (BBVA Switzerland)	171,366	145,860	121,679
BBVA Seguros, S.A.	485,794	230,428	70,024
Banco de Promoción de Negocios	16,580	16,649	16,584
Finanzia, Banco de Crédito, S.A.	105,673	71,880	61,212
Banco Industrial de Bilbao, S.A.	31,982	87,067	85,101
Banco Depositario BBVA	(6,987)	(12,907)	(17,553)
BBVA Trade, S.A.	19,283	14,793	6,740
BBVA Gestión, SGIIC., S.A.	(1,777)	8,223	16,137

BBVA Privanza Bank (Jersey), Ltd.	75,720	66,957	64,787
BBVA Luxinvest, S.A.	932,453	699,585	688,489
Cía. de Cartera e Inversiones, S.A.	(34,360)	238,309	44,361
Corporación General Financiera, S.A.	605,683	458,307	393,429
Corporación Industrial y Servicios, S.L.	1,663	27,948	110,150
Cidessa UNO, S.L.	213,198	67,362	71,002
BBVA Ireland, P.L.C.	73,873	71,071	61,917
Bilbao Vizcaya América, B.V.	(230,645)	(266,936)	(217,321)
BBVA Cartera de Inversiones, S.I.C.A.V., S.A.	60,239	58,220	56,405
Anida Grupo Inmobiliario	212,688	189,292	184,575
BBVA Pensiones, S.A.	13,157	13,139	(53,619)
Compañía Chilena de Inversiones, S.L.	(61,592)	(61,423)	(68,710)
BBVA Puerto Rico Holding Corporation	(165,328)	(165,288)	(165,264)
SEAF, Sociedad de Estudios y Análisis Financieros, S.A.	69,012	59,648	59,129
BBV América, S.L.	228,071	247,958	161,748
Bilbao Vizcaya Holding, S.A.	34,526	24,096	9,269
BBVA Renting, S.A.	59,946	49,557	38,715
BBVA Factoring E.F.C., S.A.	59,355	44,576	33,441
BBVA Patrimonios Gestora, SGIIC,S.A.	27,813	19,447	10,609
Almacenes generales de Depósitos, S.A.E. DE	83,174	82,195	26,175
Banco de Crédito Local, S.A.	(269,090)	(263,601)	(267,153)
BBVA Participaciones Internacional, S.L.	46,461	42,829	37,726
Anida Desarrollos Inmobiliarios, S.L.	56,254	22,427	(37,731)
Ibertrade, Ltd.	(28,767)	(53,960)	(41,948)
Other	101,015	108,701	134,076

For using the equity method:	223,329	238,915	300,941

Onexa, S.A. de C.V.	—	(324)	(21,006)
Banca Nazionale del Lavoro, S.p.A.	—	(124,882)	66,084
Corporación IBV Participaciones Empresariales, S.A.	176,131	298,098	197,603
Part. Servired, Sdad. Civil	8,273	8,308	7,946
Tubos Reunidos, S.A.	54,519	49,653	47,964
Other	(15,594)	8,062	2,350

Total	7,150,025	5,621,403	4,403,009

For the purpose of allocating the reserves and accumulated losses at consolidated companies shown in the foregoing table, the transfers of reserves arising from the dividends paid and the writedowns or transactions between these companies are taken into account in the period in which they took place.

In the individual financial statements of the subsidiaries giving rise to the balances recorded under the “Reserves and Losses at Consolidated Companies—Fully and Proportionately Consolidated Companies” shown in the foregoing table, as of December 31, 2006, 2005 and 2004, €1,743,119 thousand, €1,556,797 thousand and €1,162,989 thousand were treated as restricted reserves, all of which are reflected as restricted reserves for Parent Company shares.

35. TREASURY SHARES

In 2006, 2005 and 2004 the Group companies performed the following transactions involving Bank shares:

	Number of shares	Thousands of Euros
Balance as of January 1, 2004	7,493,411	82,001
+ Purchases	277,652,703	3,213,465
- Sales	(282,272,150)	(3,266,937)
+/- Other	—	7,853
- Derivatives over BBVA shares	—	(536)

Balance as of December 31, 2004	2,873,964	35,846
+ Purchases	279,496,037	3,839,510
- Sales	(274,760,734)	(3,756,669)
+/- Other	—	(5,976)
- Derivatives over BBVA shares	—	(16,390)

Balance as of December 1, 2005	7,609,267	96,321
+ Purchases	338,017,080	5,677,431
- Sales	(337,319,748)	(5,639,506)
+/- Other	(394)	(1,361)
- Derivatives over BBVA shares	—	14,373

Balance as of December 31, 2006	8,306,205	147,258

The average purchase price of the Bank’s shares in 2006 was €16.80 per share and the average selling price of the Bank’s shares in 2006 was €16.77 per share.

The net gains or losses on transactions with shares issued by the Bank were recognised in equity under the heading “Stockholders’ Equity-Reserves” of the consolidated balance sheet. As of December 31, 2006, the gains on transactions involving treasury shares amounted to €17,131 thousand.

The Bank and certain consolidated instrumentality companies held 8,306,205, 7,609,267 and 2,873,964 shares of Banco Bilbao Vizcaya Argentaria S.A. as of December 31, 2006, 2005 and 2004, respectively, representing 0.234%, 0.2244% and 0.0848% of share capital outstanding in 2006, 2005 and 2004, respectively. The carrying amount of these shares was €147 million, €96 million and €36 million as of December 31, 2006, 2005 and 2004, respectively. In 2006 the Group’s treasury shares ranged between a minimum of 0.020% and a maximum of 0.858% of share capital (between 0.07% and 0.66% in 2005 and between 0.08% and 0.58% in 2004).

DATE	ENTITY	Number of Shares	% CAPITAL
	BBVA	2,462,171	0.069%
	Corporación General Financiera	5,827,394	0.164%
	Other	16,640	0.000%

December 31, 2006	Total	8,306,205	0.234%

	BBVA	3,099,470	0.091%
	Corporación General Financiera	4,420,015	0.130%
	Other	89,782	0.003%

December 31, 2005	Total	7,609,267	0.224%

	BBVA	654,051	0.193%
	Corporación General Financiera	2,208,628	0.065%
	Other	11,285	0.000%

December 31, 2004	Total	2,873,964	0.258%

36. CAPITAL RATIO

Bank of Spain Circular 5/1993, of March 26, as amended by Bank of Spain Circular 2/2006, of June 30, implementing Law 13/1992, of June 1, on the capital and supervision on a consolidated basis of financial institutions, stipulates that consolidable groups of credit institutions must at all times have a capital ratio of no less than 8% of the weighted credit risk of their assets and liabilities, commitments and other memorandum items, and of no less than 8% of the exchange risk exposure of their net global foreign currency positions and of their weighted held-for-trading and derivatives positions.

The amounts used to calculate the capital ratio are as follows:

	Millions of Euros
	2006	2005	2004
Basic equity	18,313	15,352	14,329
Additional equity	12,344	7,520	6,726
Other deductions	(1,223)	(2,023)	(940)
Additional Capital due to mixed Group	980	1,048	4
Total Equity	30,414	21,897	20,119
Minimum equity required	21,047	18,420	15,495

37. TAX MATTERS

A) CONSOLIDATED TAX GROUP

Pursuant to current legislation, the Consolidated Tax Group includes Banco Bilbao Vizcaya Argentaria, S.A., as the Parent company, and the Spanish subsidiaries that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated income of corporate groups.

The Group’s other banks and subsidiaries file individual tax returns in accordance with the tax legislation in force in each country.

B) YEARS OPEN FOR REVIEW BY THE TAX AUTHORITIES

As of December 31, 2006, 2005 and 2004, the Consolidated Tax Group had 2001 and subsequent years open for review by the tax authorities for the main taxes applicable to it.

In general, the other Spanish consolidated companies, except for those at which the statute-of-limitations year has been interrupted by the commencement of a tax audit, have the last four years open for review by the tax authorities for the main taxes applicable to them.

In 2005, as a result of the tax audit conducted by the tax authorities, tax assessments were issued against several Group companies for the years up to and including 2000, some of which were signed on a contested basis. After considering the temporary nature of certain of the items assessed, the amounts, if any, that might arise from these assessments were provisioned in full in at 2006 year-end.

Also, in 2005 and 2006, notification was received of the commencement of tax audits for 2001 to 2003 for the main taxes to which the Tax Group is subject. These tax audits had not been completed at 2006 year-end.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax audits of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise there from would not materially affect the Group’s consolidated financial statements.

C) RECONCILIATION

The reconciliation of the corporation tax expense resulting from the application of the standard tax rate to the corporation tax expense recognised is as follows:

	Thousands of Euros
	2006	2005	2004
Corporation tax at 35%	2,460,618	1,957,114	1,447,894
Decreases due to permanent differences:
Tax credits and tax relief at consolidated Companies	(352,679)	(360,446)	(501,273)
Other items net	(150,611)	10,837	250,572
Net increases (decreases) due to temporary differences	(38,047)	(263,481)	80,231
Charge for income tax and other taxes	1,919,281	1,344,024	1,277,424
Deferred tax assets and liabilities recorded (utilised)	38,047	263,481	(80,231)
Income tax and other taxes accrued in the year	1,957,328	1,607,505	1,197,193
Adjustments to prior years’ income tax and other taxes	101,973	(86,324)	(168,562)

Income tax and other taxes	2,059,301	1,521,181	1,028,631

The effective tax rate is as follows:

	Thousands of Euros
	2006	2005	2004
Consolidated Tax Group	3,376,315	2,771,398	2,651,930
Other Spanish entities	102,236	56,277	54,593
Foreign entities	3,551,785	2,764,078	1,430,317

	7,030,336	5,591,753	4,136,840

Income tax	2,059,301	1,521,181	1,028,631

Effective tax rate	29.29%	27.20%	24.87%

D) TAX RECOGNISED IN EQUITY

In addition to the income tax recognised in the consolidated income statements, in 2006, 2005 and 2004 the Group recognised the following amounts in consolidated equity:

	Thousands of Euros
	2006	2005	2004
Charges to equity
Debt securities	(290,853)	(179,245)	(197,278)
Equity instruments	(1,105,495)	(1,018,056)	(881,992)
Credits to equity
Other	40,824	55,796	—

Total	(1,355,524)	(1,141,505)	(1,079,270)

E) DEFERRED TAXES

The balance of the heading “Tax Assets” in the consolidated balance sheets includes the tax receivables relating to deferred tax assets; in turn, the balance of the heading “Tax Liabilities” includes the liability relating to the Group’s various deferred tax liabilities.

As a result of the tax reforms enacted in Spain in 2006, including, inter alia, the modification of the standard income tax rate, which was set at 32.5% for 2007 and at 30% for 2008 and subsequent years, Spanish companies have adjusted their deferred tax assets and liabilities on the basis of tax rates that are expected to apply when they are recovered or settled.

As of December 31, 2006 the Group has registered the effects of this regulation with charge to the heading “Income tax” (€379,656 thousand) in the consolidated income statement and the heading “Reserves” (€105,022 thousand) in the consolidated balance sheet and with credit to the heading “Valuation Adjustments” (€ 200,607 thousand) in the consolidated balance sheet.

The detail of these balances is as follows:

	Thousands of Euros
	2006	2005	2004
Deferred tax assets:	5,278,197	6,420,745	5,590,696
Of which:
Pensions commitments	1,639,834	1,645,126	1,289,825
Securities	672,289	1,129,248	1,196,557
Loan loss provisions	1,464,314	1,195,382	1,431,655
Tax losses and other	926,960	1,300,780	1,657,077

Deferred tax liabilities:	2,369,166	2,100,023	1,620,795

Of which:
Free depreciation and other	(1,769,252)	(1,218,567)	(1,170,362)

F) Tax ASSESSMENTS ISSUED TO BBVA SEGUROS, S.A. AND SENORTE VIDA Y PENSIONES, S.A

In 1990, 1994 and 1995, tax assessments for 1986 to 1990 were issued to BBVA Seguros, S.A. (formerly Euroseguros, S.A.) and Senorte Vida y Pensiones, S.A. totalling €88,066 thousand of principal and €39,072 thousand of late-payment interest, plus €66,057 thousand of penalties, after correction pursuant to the revised General Tax Law. The companies filed pleadings and appeals against the assessments and several administrative decisions and court rulings were handed down in 1997 through 2000. As a result of application of the criteria set forth in these court rulings, some of which have been appealed against by the Group and by the Spanish tax authorities, the tax debts would be reduced to €50,677 thousand of principal and €19,851 thousand of interest. In order to file these appeals, the Bank provided guarantees totalling €97,876 thousand to the tax authorities. In 2003 further court rulings were handed down, which have been appealed against. However, the Bank’s directors and legal advisers consider that, in any case, the possible effects of these rulings would not materially affect the consolidated financial statements and, additionally, in accordance with the accounting principle of prudence, adequate provisions have been recorded therefore. Lastly, in 2005 the check relating to Senorte Vida y Pensiones was completed with no material effect on the Group.

38. RESIDUAL MATURITY OF TRANSACTIONS

A detail, by maturity, of the balances of certain headings in the consolidated balance sheets as of December 31, 2006, disregarding valuation adjustments, is as follows:

	Thousands of Euros
2006	Total	Demand	Up to 1 month	1 to 3 months	3 to 12 months	1 to 5 years	Over 5 years
ASSETS -
Cash and balances with central banks	12,496,394	12,445,976	49,978	—	275	—	165
Loans and advances to credit institutions	16,990,185	2,210,723	8,622,454	1,229,446	2,064,912	2,241,461	621,189
Loans and advances to other debtors	262,373,937	1,816,980	22,812,143	21,553,498	37,291,557	71,381,946	107,517,813
Money market operations through counterparties	100,052	—	100,052	—	—	—	—
Debt securities	68,593,407	379,463	1,273,263	16,223,863	7,077,518	16,482,273	27,157,027
Other assets	6,076,462	3,596,968	985,798	59,721	145,530	1,282,103	6,342
OTC derivatives	10,300,483	—	314,304	331,390	704,215	3,130,358	5,820,216

LIABILITIES-
Deposits from central banks	15,191,117	1,802,152	11,040,714	1,850,162	498,089	—	—
Deposits from credit institutions	42,285,705	2,529,383	22,017,266	5,267,898	5,967,747	4,460,057	2,043,354
Money market operations through counterparties	223,393	—	223,000	—	—	393	—
Deposits from other creditors	191,660,412	81,106,847	48,362,407	12,888,611	17,177,776	29,354,181	2,770,590
Debt certificates (including bonds)	76,860,587	179	3,551,101	2,469,899	9,223,318	39,993,783	21,622,307
Subordinated liabilities	13,410,349	—	—	559,675	631,214	3,434,905	8,784,555
Other financial liabilities	6,771,925	4,551,644	1,596,472	262,410	210,385	146,939	4,075
OTC derivatives	11,628,687	—	222,770	439,410	1,002,044	5,468,474	4,495,989

39. FAIR VALUE OF ASSETS AND LIABILITIES

Following is a comparison of the carrying amounts of the Group’s financial assets and liabilities and their respective fair values at year-end 2006, 2005 and 2004:

	Thousands of Euros
2006	Book value	Fair value
Assets
Cash and balances with central banks	12,515,122	12,515,122
Financial assets held for trading	51,835,109	51,835,109
Other financial assets at fair value through profit or loss	977,114	977,114
Available-for-sale financial assets	42,266,774	42,266,774
Loans and receivables	279,855,259	287,590,187
Held-to-maturity investments	5,905,636	5,757,246
Hedging derivatives	1,963,320	1,963,320
Liabilities
Financial liabilities held for trading	14,923,534	14,923,534
Other financial liabilities at fair value through profit or loss	582,537	582,537
Financial liabilities at amortised cost	348,444,532	347,557,024
Hedging derivatives	2,279,740	2,279,740

	Thousands of Euros
2005	Book value	Fair value
Assets
Cash and balances with central banks	12,341,317	12,341,317
Financial assets held for trading	44,011,781	44,011,781
Other financial assets at fair value through profit or loss	1,421,253	1,421,253
Available-for-sale financial assets	60,033,988	60,033,988
Loans and receivables	249,396,647	249,514,581
Held-to-maturity investments	3,959,265	4,035,248
Hedging derivatives	3,912,696	3,912,696
Liabilities
Financial liabilities held for trading	16,270,865	16,270,865
Other financial liabilities at fair value through profit or loss	740,088	740,088
Financial liabilities at amortised cost	329,505,250	323,015,482
Hedging derivatives	2,870,086	2,870,086

	Thousands of Euros
2004	Book value	Fair value
Assets
Cash and balances with central banks	10,123,090	10,123,090
Financial assets held for trading	47,036,060	47,036,060
Other financial assets at fair value through profit or loss	1,059,490	1,059,490
Available-for-sale financial assets	53,003,545	53,003,545
Loans and receivables	196,892,203	197,226,006
Held-to-maturity investments	2,221,502	2,264,421
Hedging derivatives	4,723,450	4,723,450
Liabilities
Financial liabilities held for trading	14,134,413	14,134,413
Other financial liabilities at fair value through profit or loss	834,350	834,350
Financial liabilities at amortised cost	275,583,527	274,821,153
Hedging derivatives	3,131,572	3,131,572

The fair value of “Cash and Balances with Central Banks” is the same that the book value because it is short-terms operations. The fair value of the “Held-to-Maturity Investments” corresponds with the quoted market price. The fair value of “Loans and Receivables” and “Financial Liabilities at Amortised Cost” was estimated by discounting the expected cash flows using the markets interest rates at each year-end.

40.	FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES

The memorandum items “Contingent Exposures” and “Contingent Commitments” in the consolidated balance sheets include the amounts that would be payable by the consolidated entities on behalf of third parties if the parties originally obliged to pay fail to do so, in connection with the commitments assumed by those entities in the course of their ordinary business.

The breakdown of the balances of these items as of December 31, 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Contingent exposures -
Collateral, bank guarantees and indemnities	37,001,563	25,789,616	17,573,555
Rediscounts, endorsements and acceptances	43,641	41,742	38,921
Other	5,235,494	4,030,239	3,945,173

	42,280,698	29,861,597	21,557,649

Contingent commitments -
Drawable by third parties:	98,226,297	85,001,452	60,716,878
Credit institutions	4,355,567	2,816,351	2,665,031
General government sector	3,122,379	3,127,773	1,637,821
Other resident sectors	43,730,259	36,062,799	29,617,468
Non-resident sector	47,018,092	42,994,529	26,796,558
Other commitments	4,994,856	4,496,940	6,045,524

	103,221,153	89,498,392	6,045,524

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

Income from the guarantee instruments is recorded under the heading “Fee and Commission Income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 47).

41. ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS

As of December 31, 2006, 2005 and 2004, the face amount of the assets owned by the consolidated entities pledged as security for own transactions, amounted to €45,774,143 thousand, €64,440,394 thousand and €52,768,086 thousand, respectively, and related basically to the pledge of certain assets as security for financing liabilities with the Bank of Spain and to a portion of the assets assigned to mortgage bond issues, which pursuant to the Mortgage Market Law are admitted as security for obligation to third parties.

As of December 31, 2006 and 2005, there were no assets assigned to third-party obligations. As of December 31, 2004, the balance of this caption amounted to €5,215 thousand.

42. OTHER CONTINGENT ASSETS

As of December 31, 2006, 2005 and 2004, there were no significant contingent assets registered in the consolidated financial statements attached.

43. PURCHASE AND SALE COMMITMENTS

The financial instruments sold with a commitment to subsequently repurchase them are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

As of December 31, 2006, 2005 and 2004, the consolidated entities had sold financial assets totalling €36,139,119 thousand, €48,311,628 thousand and €37,836,241 thousand, respectively, with a commitment to subsequently repurchase them, and had purchased financial assets totalling €7,017,393 thousand, €13,636,016 thousand and €6,718,828 thousand, respectively, with a commitment to subsequently resell them.

Following is a breakdown of the maturity of future payment obligations from December 31, 2006:

	Thousands of Euros
	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Financial leases	82,967	1,148,436	1,051,899	5,314,864	7,598,166
Operational leases	133,754	386,871	144,294	502,217	1,167,136
Purchase commitments	22,518	501	—	—	23,019
Technology and systems projects	8,499	—	—	—	8,499
Organizational projects	—	—	—	—	—
Other projects	2,260	—	—	—	2,260
Tangible assets acquisition	11,759	501	—	—	12,260
Credit institutions	11,759	501	—	—	12,260

Total	239,239	1,535,808	1,196,193	5,817,081	8,788,321

44. TRANSACTIONS FOR THE ACCOUNT OF THIRD PARTIES

As of December 31, 2006, 2005 and 2004, the detail of the most significant items composing this heading is as follows:

	Thousands of Euros
	2006	2005	2004
Financial instruments entrusted by third parties	524,151,036	502,274,442	448,515,742
Asset transfers (see Note 14.3)	10,114,096	7,055,351	4,069,224
Derecognised in full from the balance sheet	1,058,132	1,587,209	2,096,440
Retained in full on the balance sheet	9,055,899	5,468,142	1,972,784
Retained in part on the balance sheet	65	65	65
Conditional bills and other securities received for collection	3,640,337	3,765,253	3,879,312
Securities received in credit	69,747	—	—
Off-balance-sheet customer funds Managed by the Group	142,064,178	143,888,172	124,498,577
- Investment companies and mutual funds(*)	58,452,427	59,002,787	51,040,176
- Pension funds(*)	57,147,044	53,958,782	41,490,401
- Customer portfolios managed on a discretionary basis	26,464,707	30,926,603	31,968,000

Total	680,039,394	656,983,218	580,962,855

(*) Nearly all of the off balance sheet customer funds correspond to funds commercialised by the Group

45. INTEREST INCOME AND EXPENSE AND SIMILAR ITEMS

45.1. INTEREST AND SIMILAR INCOME

The breakdown of the most significant interest and similar income earned by the Group in 2006, 2005 and 2004 is as follows:

	Thousands of Euros
	2006	2005	2004
Central Banks	444,177	458,272	275,282
Loans and advances to credit institutions	957,670	713,779	747,330
Loans and advances to other debtors	13,598,673	10,190,534	7,809,691
General government	538,818	436,905	393,969
Resident sector	6,394,199	4,852,472	4,298,604
Non-resident sector	6,665,656	4,901,157	3,117,118
Debt securities	3,196,493	3,624,304	3,310,590
Rectification of income as a result of hedging transactions	684,410	530,136	(31,843)
Other income	328,811	330,649	241,288

Total	19,210,234	15,847,674	12,352,338

45.2. INTEREST EXPENSE AND SIMILAR CHARGES

The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Bank of Spain and other central banks	299,879	288,006	287,884
Deposits from credit institutions	2,343,395	1,985,215	1,499,735
Deposits from other creditors	5,038,002	4,070,843	2,962,928
Debt certificates	3,387,731	2,454,517	1,913,658
Promissory notes, bills and debt securities	2,820,536	1,898,396	1,374,631
Subordinated liabilities	567,195	556,121	539,027
Rectification of expenses as a result of hedging transactions	(230,617)	(303,826)	(546,747)
Cost attributable to pension funds (Note 29)	254,548	255,370	210,342
Other charges	122,631	182,075	120,144

Total	11,215,569	8,932,200	6,447,944

45.3. AVERAGES RETURN ON INVENSTMENTS AND AVERAGE BORROWING COST

The detail of the average return on investments in 2006 and 2005 is as follows:

ASSETS	Thousands of Euros
	2006			2005
	Average Balances	Income and Expenses	Interest Rates (%)	Average Balances	Income and Expenses	Interest Rates (%)
Cash and balances with central banks	11,902,549	444,177	3.73	10,493,669	458,272	4.37
Securities portfolio and derivatives	103,386,608	4,155,734	4.02	116,372,745	4,328,062	3.72
Loans and advances to credit institutions	23,671,225	991,397	4.19	20,599,821	767,267	3.72
Euros	14,090,224	451,660	3.21	10,652,534	276,258	2.59
Foreign currency	9,581,001	539,737	5.63	9,947,287	491,009	4.94
Loans and advances to customers	232,791,867	13,800,243	5.93	192,920,262	10,404,017	5.39
Euros	177,330,701	7,365,539	4.15	150,358,110	5,698,769	3.79
Foreign currency	55,461,166	6,434,704	11.60	42,562,153	4,705,248	11.06
Other finance income	—	198,156	—	—	182,551	—
Other assets	24,197,741	—	—	23,668,878	—	—

ASSETS/FINANCE INCOME	395,949,989	19,589,707	4.95	364,055,375	16,140,169	4.43

The average borrowing cost in 2006 and 2005 was as follows:

LIABILITIES	Thousands of Euros
	2006			2005
	Average Balances	Income and Expenses	Interest Rates (%)	Average Balances	Income and Expenses	Interest Rates (%)
Deposits from central banks and credit institutions	63,730,498	2,420,401	3.80	64,804,285	2,175,694	3.36
Euros	34,550,341	983,559	2.85	36,452,664	796,742	2.19
Foreign currency	29,180,157	1,436,842	4.92	28,351,621	1,378,952	4.86
Customer deposits	177,927,164	5,391,797	3.03	159,103,045	4,432,818	2.79
Euros	99,148,191	1,736,101	1.75	87,418,240	1,077,653	1.23
Foreign currency	78,778,973	3,655,696	4.64	71,684,805	3,355,165	4.68
Marketable securities and subordinated liabilities	87,526,176	3,026,192	3.46	68,924,553	1,886,243	2.74
Euros	77,482,812	2,506,358	3.23	64,188,180	1,573,252	2.45
Foreign currency	10,043,364	519,834	5.18	4,736,371	312,991	6.61
Other finance expenses	—	377,179	—	—	437,445	—
Other liabilities	47,978,991	—	—	55,543,874	—	—
Equity	18,787,160	—	—	15,679,619	—	—

LIABILITIES + EQUITY/ FINANCE EXPENSE	395,949,989	11,215,569	2.83	364,055,375	8,932,200	2.45

The year-on-year changes (2006/2005) resulted from the price effect and the effect of the changes in business volume, as detailed below:

	Thousands of Euros
	Volume Price-Effect
	Volume Effect (1)	Price Effect (2)	Total Effect
Cash and balances with central banks	61,528	(75,623)	(14,095)
Securities portfolio and derivatives	(482,972)	310,644	(172,328)
Loans and advances to credit institutions	114,398	109,732	224,130
Euros	89,151	86,251	175,402
Foreign currency	(18,080)	66,808	48,728
Loans and advances to customers	2,150,240	1,245,986	3,396,226
Euros	1,022,296	644,474	1,666,770
Foreign currency	1,425,987	303,469	1,729,456
Other financial income	—	15,605	15,605
FINANCE INCOME	1,414,028	2,035,510	3,449,538
Deposits from central banks and credit institutions	(36,051)	280,758	244,707
Euros	(41,579)	228,396	186,817
Foreign currency	40,298	17,592	57,890
Customer deposits	524,464	434,515	958,979
Euros	144,602	513,846	658,448
Foreign currency	332,038	(31,507)	300,531
Marketable securities and subordinated liabilities	509,067	630,882	1,139,949
Euros	325,851	607,255	933,106
Foreign currency	350,699	(143,856)	206,843
Other finance expense	—	(60,266)	(60,266)

FINANCE EXPENSE	782,543	1,500,826	2,283,369

NET INTEREST INCOME	631,485	534,684	1,166,169

(1)	The volume effect is calculated by multiplying the interest rate for the first year by the difference between the average balances for the two years.

(2)	The price effect is calculated by multiplying the average balance for the second year by the difference between the interest rates for the two years.

46. INCOME FROM EQUITY INSTRUMENTS

The amount recorded under this heading relates in full to dividends from other shares and equity instruments. The breakdown is as follows:

	Thousands of Euros
	2006	2005	2004
Dividends from other shares and other equity instrument
Held for investment	258,584	222,217	202,507
Held for trading	120,889	70,278	52,639

Total	379,473	292,495	255,146

47. FEE AND COMMISSION INCOME

The breakdown of the balance of this heading in the accompanying consolidated statements of income is as follows:

	Thousands of Euros
	2006	2005	2004
Commitment fees	55,951	50,130	40,875
Contingent liabilities	203,960	176,745	159,484
Documentary credits	33,272	31,418	26,875
Bank and other guarantees	170,688	145,327	132,609
Arising from exchange of foreign currencies and banknotes	19,993	17,752	16,589
Collection and payment services	2,274,436	2,018,500	1,732,119
Securities services	2,016,566	1,947,746	1,739,055
Counselling on and management of one-off transactions	14,410	16,423	14,906
Financial and similar counselling services	18,471	10,790	6,482
Factoring transactions	19,448	18,815	17,041
Non-banking financial products sales	79,426	40,424	46,388
Other fees and commissions	416,021	371,799	284,042

Total	5,118,682	4,669,124	4,056,981

48. FEE AND COMMISSION EXPENSES

The breakdown of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Brokerage fees on lending and deposit transactions	10,858	12,843	8,449
Fees and commissions assigned to third parties	560,369	519,302	429,884
Other fees and commissions	212,575	196,983	205,626

Total	783,802	729,128	643,959

49. INSURANCE ACTIVITY INCOME

This heading in the accompanying consolidated income statement reflects the contribution of the consolidated insurance and reinsurance companies to the Group’s gross income. The detail of the balance of this heading is as follows:

	Thousands of Euros
	2006	2005	2004
Premium income	2,483,999	2,916,831	2,062,030
Reinsurance premiums paid	(44,167)	(63,403)	(71,931)
Benefits paid and other insurance-related expenses	(1,538,896)	(1,785,514)	(1,704,113)
Reinsurance Income	75,953	44,228	8,534
Net provisioning expense	(995,999)	(1,274,283)	(413,744)
Finance increase	968,057	904,318	708,901
Finance expense	(298,516)	(255,254)	(199,059)

Total	650,431	486,923	390,618

Following is a breakdown of the balances of the insurance activity as of December 31, 2006, 2005 and 2004, distinguishing between “life” and “non-life” insurance:

	Thousands of Euros
	2006			2005			2004
	Life	Non-Life	Total	Life	Non-Life	Total	Life	Non-Life	Total
Premium income	1,897,034	586,965	2,483,999	2,047,326	869,505	2,916,831	1,614,189	447,841	2,062,030

50. GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Financial assets held for trading	715,651	897,484	1,110,551
Other financial assets at fair value through profit or loss	62,068	33,022	1,296
Available-for-sale financial assets (*)	1,120,591	428,560	974,412
Loans and receivables	77,263	129,203	13,932
Other	(319,662)	(508,105)	(1,338,334)
Total	1,655,911	980,164	761,857

(*)	In 2006 it includes €522,287 thousand from the gains obtained in the disposal of the interest ownership in Repsol-YPF, S.A.

The breakdown, by type, of the financial instruments that gave rise to the above balances is as follows:

	Thousands of Euros
	2006	2005	2004
Debt instruments	79,319	48,354	346,232
Equity instruments	2,604,056	1,111,223	817,505
Loans and advances to other debtors	113,431	193,399	—
Derivatives	(1,178,012)	(415,128)	(455,172)
Deposits from other creditors	—	(318)	—
Other	37,117	42,634	53,292

Total	1,655,911	980,164	761,857

51. SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES AND COST OF SALES

These headings of the accompanying consolidated statements of income show, respectively, sales of assets and income from the provision of services that constitute the typical activity of non-financial consolidated entities forming part of the Group and the related costs of sales. The main lines of business of these entities are as follows:

	Thousands of Euros
	2006		2005		2004
	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales	Sales/ Income	Cost of Sales
Real estate	333,540	230,944	285,323	214,763	226,296	132,455
Services and other	271,687	242,925	291,050	235,831	241,940	209,290

Total	605,227	473,869	576,373	450,594	468,236	341,745

52. OTHER OPERATING INCOME AND EXPENSES

As of December 31, 2006, the balance of the heading “Other Operating Expenses” relates mostly to the contribution to the Deposit Guarantee Fund, amounted to €214,582 thousand. The balance of the heading “Other Operating products” includes among others the rents collected from leases.

53. PERSONNEL EXPENSES

The detail of the balance of this heading in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Wages and salaries	3,011,963	2,743,684	2,459,582
Social security costs	503,766	471,799	436,651
Transfers to internal pension provisions (Note 29)	74,281	68,893	58,982
Contributions to external pension funds (Note 29)	52,637	55,813	57,419
Other personnel expenses	345,938	262,053	234,416

Total	3,988,585	3,602,242	3,247,050

The average number of employees in the Group in 2006, 2005 and 2004, by professional category and country is as follows:

	2006	2005	2004
Spanish banks
Executives	1,104	1,087	1,054
Other line personnel	21,818	21,807	21,427
Clerical staff	7,141	7,429	7,954
Abroad branches	676	674	662

	30,739	30,997	31,097

Companies abroad
Mexico	25,157	24,721	24,688
Venezuela	5,555	5,568	5,779
Argentina	3,604	3,428	3,396
Colombia	5,155	3,487	3,327
Peru	2,705	2,358	2,308
Other	6,175	5,561	4,483

	48,351	45,123	43,981

Pension fund managers	8,297	7,078	5,415
Other non-banking companies	8,351	7,546	4,211

Total	95,738	90,744	84,704

Equity-instrument-based employee remuneration -

At the Annual General Meeting held on 18 March 2006, the Bank’s shareholders approved a long-term share-based remuneration plan for the members of the Group’s management team (“the Plan”). The Plan has a term of three years from 1 January 2006 and will be settled in the first half of 2009.

Under this Plan the Bank promises to deliver ordinary shares of BBVA to the members of the Group’s management team (including executive directors and management committee members). A number of “theoretical shares” will be allocated to the beneficiaries based on the annual variable remuneration earned by each member in the last three years and on their level of responsibility. This number will serve as the basis for the calculation of the BBVA shares that will be delivered, as the case may be, when the Plan expires. The specific number of BBVA shares to be delivered to each beneficiary on expiry of the Plan will be calculated by multiplying the number of “theoretical shares” allocated by a coefficient ranging from 0 to 2. The value of the coefficient established by comparing the performance of the Total Shareholder Return (TSR) - share appreciation plus dividends - of the Bank over the term of the Plan with the performance of the same indicator for 14 leading European banks. The amount of the obligation that will be registered in the consolidated financial statements will be determined by multiplying the number of the shares by the estimated average price at the moment of the liquidation of the Plan. (€15.02 at the moment of approved the Plan).

Both TSR and estimated average price per share were considered market variations at the moment of calculated the cost of the Plan when the Plan was initiated (Note 2.u). The value of the TSR (0.896) was calculated by Montecarlo simulations. The estimated average price (15.02) was calculated by the future price.

As of December 31, 2006, the estimated number of theoretical shares for the Group as a whole, including executive directors and BBVA’s Management Committee members (see Note 8), was 9,998,202, representing 0.281% of the Bank’s share capital.

As of December 31, 2006, the total accrued amount during the Plan’s life is €134,555 thousand.

As of December 31, 2006, the expense recognized in this period amounted to €44,852 thousand (€3,095 thousand corresponding to executive directors) and was recognised under “Personnel Expenses – Other” in the Group’s consolidated income statement with a charge to “Equity-Other equity instrument-Rest” in the consolidated balance sheet as of December 31, 2006, net of tax.

54. OTHER GENERAL ADMINISTRATIVE EXPENSES

The breakdown of the balance of this heading in the consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004
Technology and systems	495,563	434,274	411,524
Communications	217,734	202,578	182,552
Advertising	207,175	211,677	143,706
Property, fixtures and materials	450,814	415,421	361,368
Taxes other than income tax	202,861	213,210	152,775
Other expenses	767,689	683,318	598,920

Total	2,341,836	2,160,478	1,850,845

The heading “Property, Fixtures and Materials” includes expenses relating to operating leases of buildings amounting to €172,675 thousand, €157,804 thousand and €139,241 thousand in 2006, 2005 and 2004, respectively. The consolidated companies do not expect to terminate the lease contracts early.

55. FINANCE INCOME AND EXPENSES FROM NON-FINANCIAL ACTIVITIES

The amounts recorded under these headings relates in full to finance income and expenses from the Group’s real estate and renting companies, net amounted to €2,375 thousand, €641 thousand and €4,025 thousand as of December 31, 2006, 2005 and 2004, respectively.

56. OTHER GAINS AND OTHER LOSSES

The breakdown of the balances of these headings in the accompanying consolidated income statements is as follows:

	Thousands of Euros
	2006	2005	2004

Gains
Gains from tangible assets disposal (Note 20)	92,902	107,838	102,874
Gains on sale of long-term investment (*)	934,469	40,157	317,510
Income from the provision of non-typical services	4,213	3,852	4,733
Other income	97,044	132,969	197,063

	1,128,628	284,816	622,180

Losses
Losses on fixed asset disposals (Note 20)	20,413	22,477	22,450
Losses on sale of investments	181	11,751	9,127
Other losses	121,424	174,051	239,643

Total	142,018	208,279	271,220

(*)	The balance in 2006 corresponds mainly to the gains obtained in the sale of the ownership interest in Banca Nazionale del Lavoro, S.p.A., Banc Internacional d’Andorra and Técnicas Reunidas, S.A. (see Notes 4 and 18).

57. RELATED PARTY TRANSACTIONS

57.1. TRANSACTIONS WITH BBVA GROUP

The balances of the main aggregates in the consolidated financial statements arising from the transactions carried out by the Group with associated and jointly controlled companies (Note 2.1.b-c), which consist of ordinary business and financial transactions carried out on an arm’s-length basis, in 2006, 2005 and 2004 are as follows:

	Thousands of Euros
	2006	2005	2004
Assets:
Due from credit institutions	—	4,636	594
Total net lending	374,156	267,654	227,206
Liabilities:
Due to credit institutions	—	1,966	134
Deposits	82,791	19,070	47,208
Debt certificates	463,249	256,881	82,363
Memorandum accounts:
Contingent liabilities	23,316	35,218	97,694
Commitments and contingents liabilities	457,161	44,133	96,439
Statement of income:
Financial Revenues	12,484	7,745	6,230
Financial Expenses	13,482	5,569	1,705

There are no other material effects on the financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (Note 2.1.-c), and from the insurance policies to cover pension or similar commitments (Note 29).

As of December 31, 2006, 2005 and 2004, the notional amount of the futures transactions arranged by the Group with the main related companies amounted to approximately €9,112 thousand, €7,619,019 thousand and €5,047,704 thousand, respectively.

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the consolidated financial statements.

57.2. TRANSACTIONS WITH KEY ENTITY PERSONNEL

The information on the remuneration of key personnel (members of the Board of Directors of BBVA and of the Management Committee) is included in Note 8.

As of December 31, 2006 the Group had not granted any loans or provided any guarantees to members of the Board of Directors of BBVA.

The loans granted as of December 31, 2006, to 18 members of the Management Committee, excluding the executive directors, amounted to €2,355 thousand. As of December 31, 2006, guarantees provided on behalf of members of the Management Committee amounted to €12 thousand.

As of December 31, 2006, the loans granted to parties related to key personnel (the aforementioned members of the Board of Directors of BBVA and of the Management Committee) totalled €12,676 thousand. As of December 31, 2006, the other exposure to parties related to key personnel (guarantees, finance leases and commercial loans) amounted to €14,545 thousand.

The demand and time deposits held on an arm’s length basis as part of BBVA’s ordinary banking business by directors, Management Committee members and their related parties totalled €15,467 thousand as of December 31, 2006.

In addition, BBVA and other Group companies, in the normal course of their business and in their capacity as financial institutions, habitually perform transactions with members of the Board of Directors of BBVA and of the Management Committee and their respective related parties. All these transactions, which are scantly material, are conducted on an arm’s-length basis.

57.3. TRANSACTIONS WITH OTHER RELATED PARTIES

There are no other material transactions with other related parties.

58. ACCOUNTANTS FEES AND SERVICES

The detail of the fees for the services provided to the Group companies by their respective accountants in 2006 is as follows:

Thousands of Euros
Audits of the companies audited by firms belonging to the Deloitte worldwide organisation	9,051
Fees for audits conducted by other firms	2,539
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organisation	6,508

The detail of the other services provided to the various Group companies in 2006 is as follows:

Thousands of Euros
Firms belonging to the Deloitte worldwide organisation	2,624
Other firms	2,699

The services provided by our accountants meet the independence requirements established in Law 44/2002, of 22 November, on Measures Reforming the Financial System and in the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC), and accordingly they did not include the performance of any work that is incompatible with the auditing function.

59. OTHER INFORMATION

On March 22, 2002, BBVA notified the supervisory authorities of the stock markets on which its shares are listed that the Bank of Spain had commenced a proceeding against BBVA and 16 of its former directors and executives. These proceedings arose as a result of the existence of funds belonging to BBV that were not included in the entity’s financial statements until they were voluntarily regularized by being recorded in the 2000 consolidated income statement as extraordinary income, for which the related corporation tax was recorded and paid. These funds totalled Ptas. 37,343 million (approximately €225 million) and arose basically from the gains on the sale of shares of Banco de Vizcaya, S.A. and Banco Bilbao Vizcaya, S.A. from 1987 to 1992, and on the purchase and sale by BBV of shares of Argentaria, Caja Postal and Banco Hipotecario, S.A. in 1997 and 1998.

After dissolving the legal vehicles where the unrecorded funds were located and including the funds in its accounting records, BBVA notified the Bank of Spain of these matters on January 19, 2001. The Bank of Spain’s supervisory services commenced an investigation into the origin of the funds, their use and the persons involved, the findings of which were included in the supervisory services’ report dated March 11, 2002. On March 15, 2002, the Bank of Spain notified the Bank of the commencement of a proceeding relating to these events.

On May 22, 2002, the Council of the Spanish National Securities Market Commission (CNMV) commenced a proceeding against BBVA for possible contravention of the Securities Market Law (under Article 99 ñ) thereof) owing to the same events as those which gave rise to the Bank of Spain’s proceeding.

Since various court proceedings are in progress to determine the possible criminal liability of the persons involved in the aforementioned events, the conduct of the two administrative proceedings was stayed until the final court decision is handed down.

At the date of preparation of these consolidated financial statements, none of the persons party to the proceedings or prosecuted in relation to the events referred to above was a member of the Board of Directors or the Management Committee or held executive office at BBVA, BBVA is not party to the criminal proceedings and no charges or claim for liability have been levelled against the Bank.

The proceedings DP 161/00 initiated in 2000 relating to the alleged participation of certain BBVA Privanza Bank employees in purported tax offences resulting from the marketing of BBVA Privanza Jersey fiduciary products, as well as to the purported tax offence by BBVA for not including in its balance sheet the net assets of Canal Trust Company (a wholly-owned subsidiary of BBVA Privanza) are still at the initial investigative stage.

The Group’s legal advisers do not expect the aforementioned administrative and criminal proceedings to have any material impact on the Bank.

60. DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES
As of December 31, 2006 pursuant to Article 127 third section of the Spanish Corporations Law, introduced by Law 26/2003 of 17 July amending Securities Market Law 24/1988 of 28 July, and the revised Corporations Law, in order to reinforce the transparency of listed companies, set forth below are the companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA, in which the members of the Board of Directors have a direct or indirect ownership interest. None of the directors discharge executive or administrative functions at these companies.

Investments
Surname (s) and First Name	Company	Number of Shares	Type of Ownership Interest
Alfaro Drake, Tomás	—	—	—
Alvarez Mezquiriz, Juan Carlos	—	—	—
Breeden, Richard C.	—	—	—
Bustamante y de la Mora, Ramón	—	—	—
Fernández Rivero, José Antonio	—	—	—
Ferrero Jordi, Ignacio	Santander Central Hispano	9,940	Indirect
	Banco Popular Español	2,490	Indirect

Goirigolzarri Tellaeche, José Ignacio	—	—	—
González Rodríguez, Francisco	Bancoval	76,040	Indirect
Knörr Borrás, Román	—	—	—
Lacasa Suárez, Ricardo	Banco Popular Español	91,440	Direct
Loring Martínez de Irujo, Carlos	—	—	—
Maldonado Ramos, José	—	—	—
Medina Fernández, Enrique	Banco Español de Crédito	482.88	Indirect
	Banco Popular Español	863.95	Indirect
	Bankinter	268.96	Indirect
	BNP Paribas	94.96	Indirect
	Royal Bank of Scotland	349.35	Indirect
	Santander Central Hispano	1,618.26	Indirect
	Standard Chartered	245.70	Indirect
Rodriguez Vidarte, Susana	—	—	—
Vilá Boix, Ángel (representant of Telefonica de España S.A.)	Banco Sabadell	3,125	Direct
	BNP Paribas	500	Direct

61. SUBSEQUENT EVENTS

Acquisition of State National Bancshares Inc.

On 12 July, 2006, BBVA entered into an agreement to purchase the US banking group, State National Bancshares, Inc., which is domiciled and conducts its main business activity in the State of Texas. Once the approval of the General Meeting of this company has been obtained together with the necessary administrative authorisations, the transaction was concluded on 3 January 2007. The agreed purchase price was $484 million (approximately €368 million at this date).

62. EXPLANATION ADDED FOR TRANSLATION TO ENGLISH

These consolidated financial statements are presented on the basis of IFRSs, as adopted by the European Union. Certain accounting practices applied by the Group that conform with IFRSs may not conform with other generally accepted accounting principles.

APPENDIX I

ADDITIONAL INFORMATION ON CONSOLIDATED SUBSIDIARIES

COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
(ASA) AG.DE SEGUROS DE ARGENTARIA, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,368	7,600	5,375	1,949	276
ADMINISTRAD. DE FONDOS PARA EL RETIRO-BANCOMER, S.A DE C.V.	MEXICO	PENSIONS	17.50	82.50	100.00	358,061	203,769	46,748	105,890	51,131
ADMINISTRADORA DE FONDOS DE PENSIONS PROVIDA(AFP PROVIDA)	CHILE	PENSIONS	12.70	51.62	64.32	204,805	410,196	117,337	226,639	66,220
AFP GENESIS ADMINISTRADORA DE FONDOS, S.A.	ECUADOR	PENSIONS	—	100.00	100.00	1,928	3,436	1,508	616	1,312
AFP HORIZONTE, S.A.	PERU	PENSIONS	24.85	75.15	100.00	26,618	41,789	16,030	15,678	10,081
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSIONS	75.00	5.00	80.00	2,063	9,166	3,425	2,645	3,096
ALMACENADORA FINANCIERA PROVINCIAL	VENEZUELA	SERVICES	—	100.00	100.00	1,197	1,463	267	877	319
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	SPAIN	PORTFOLIO	83.90	16.10	100.00	12,649	100,377	3,037	94,312	3,028
ALTITUDE INVESTMENTS LIMITED	UNITED KINGDOM	FINANCIAL SERV.	51.00	—	51.00	225	1,971	1,246	721	4
ALTURA MARKETS, A.V., S.A.	SPAIN	SECURITIES	50.00	—	50.00	5,000	787,877	764,434	12,041	11,402
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	112,477	329,735	111,694	167,426	50,615
ANIDA GRUPO INMOBILIARIO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	198,357	509,943	62,396	410,625	36,922
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	PORTFOLIO	—	100.00	100.00	55,199	52,615	23	53,994	-1,402
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	51,990	52,457	467	53,029	-1,039
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	451	1,587	1,157	833	-403
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	1,209	1,232	61	1,232	-61
APLICA TECNOLOGIA AVANZADA	MEXICO	SERVICES	100.00	—	100.00	4	47,725	46,160	581	984
APOYO MERCANTIL S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	2,070	11,721	9,651	1,826	244
ARAGON CAPITAL, S.L.	SPAIN	PORTFOLIO	99.90	0.10	100.00	37,925	30,948	—	29,191	1,757
ARGENTARIA SERVICIOS, S.A.	CHILE	SERVICES	100.00	—	100.00	676	1,360	7	1,249	104
ASERLOCAL, S.A.	SPAIN	SERVICES	—	100.00	100.00	32	32	—	43	-11
ASSUREX, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	68	458	392	62	4
ATUEL FIDEICOMISOS, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	4,954	5,117	163	3,241	1,713
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM., LDA.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	17,217	67,403	57,489	9,711	203
BAHIA SUR RESORT, S.C.	SPAIN	REAL ESTATE	99.95	—	99.95	1,436	1,438	15	1,423	0
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.12	44.81	98.93	19,464	852,708	722,400	106,770	23,538
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.52	90.48	100.00	278,916	5,285,506	5,052,258	264,100	-30,852
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	60.92	6.92	67.84	273,426	6,534,127	6,113,769	377,009	43,349
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO	PUERTO RICO	BANKING	—	100.00	100.00	105,348	4,797,356	4,402,685	372,231	22,440
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.00	—	100.00	17,049	354,457	328,550	21,261	4,646
BANCO CONTINENTAL, S.A.	PERU	BANKING	—	92.08	92.08	374,183	4,426,905	4,020,555	287,599	118,751

BANCO DE CREDITO LOCAL, S.A.	SPAIN	BANKING	100.00	—	100.00	509,597	11,563,355	11,283,023	239,410	40,922
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.81	99.81	15,149	32,608	247	31,791	570
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.00	100.00	1,595	1,219,922	1,169,201	167	50,554
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.93	99.93	97,218	281,609	26,342	176,465	78,802
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.43	50.57	100.00	15,512	16,667	787	15,345	535
BANCO PROVINCIAL OVERSEAS N.V.	NETHERLANDS ANTILLES	BANKING	—	100.00	100.00	30,135	411,944	381,809	23,126	7,009
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	VENEZUELA	BANKING	1.85	53.75	55.60	162,180	6,561,057	6,085,778	330,112	145,167
BANCO UNO-E BRASIL, S.A.	BRAZIL	BANKING	100.00	—	100.00	16,166	31,661	4,523	25,082	2,056
BANCOMER ASSET MANAGEMENT INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	2	2	—	2	0
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,812	4,342	529	4,193	-380
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	3,191	4,136	945	2,451	740
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	11	17	6	16	-5
BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	34,013	109,047	75,034	20,908	13,105
BANCOMERCIO SEGUROS, S.A. AGENCIA DE SEGUROS	SPAIN	SERVICES	99.99	0.01	100.00	60	81	1	80	—
BANKERS INVESTMENT SERVICES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	651	693	41	880	-228
BBV AMERICA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	479,328	472,590	—	491,627	-19,037
BBV SECURITIES HOLDINGS, S.A.	SPAIN	PORTFOLIO	99.86	0.14	100.00	19,550	53,493	33,943	30,561	-11,011
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES	70.00	—	70.00	1,331	8,142	5,077	2,399	666
BBVA ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	16,597	16,949	343	13,910	2,696
BBVA AMERICA FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	52,274	52,221	56	-3
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.00	100.00	64,200	7,452,455	7,383,045	68,581	829
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.65	30.44	76.09	46,534	4,176,363	3,695,871	434,097	46,395
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	42,554	60,680	17,875	40,541	2,264
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	99.99	99.99	19,252	35,796	16,540	6,739	12,517
BBVA BANCOMER HOLDING CORPORATION	UNITED STATES	PORTFOLIO	—	100.00	100.00	4,876	4,876	—	3,539	1,337
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	2,912	455,026	452,114	1,761	1,151

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	708	8,917	8,210	462	245
BBVA BANCOMER SERVICIOS, S.A.	MEXICO	BANKING	—	100.00	100.00	401,963	417,752	15,788	321,698	80,266
BBVA BANCOMER USA	UNITED STATES	BANKING	—	100.00	100.00	12,833	84,000	71,103	19,695	-6,798
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.00	100.00	4,889,024	54,058,936	49,166,559	3,583,706	1,308,671
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A.	SPAIN	SERVICES	—	100.00	100.00	337	7,290	1,615	3,281	2,394
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,992,153	1,991,980	145	28
BBVA CAPITAL FUNDING, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,281,682	1,279,763	1,804	115
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	PORTFOLIO	92.25	—	92.25	46,876	119,377	170	115,479	3,728
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.20	19.23	95.43	265,946	4,764,806	4,327,516	353,968	83,322
BBVA CONSOLIDAR SALUD S.A.	ARGENTINA	INSURANCE	15.35	84.65	100.00	13,361	39,598	26,075	10,479	3,044
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCE	87.78	12.22	100.00	5,946	24,997	13,047	10,678	1,272
BBVA CORREDORA TECNICA DE SEGUROS BHIF LTDA.	CHILE	SERVICES	—	100.00	100.00	15,500	16,849	1,342	11,539	3,968
BBVA CORREDORES DE BOLSA, S.A.	CHILE	SECURITIES	—	100.00	100.00	20,544	290,060	269,341	19,583	1,136
BBVA CORREDURIA TECNICA ASEGURADORA, S.A.	SPAIN	SERVICES	99.94	0.06	100.00	297	16,566	6,040	6,237	4,289
BBVA CRECER AFP, S.A.	DOMINICAN REPUBLIC	FINANCIAL SERV.	35.00	35.00	70.00	1,982	7,933	2,518	5,850	-435
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERV.	100.00	—	100.00	2,186	8,064	5,233	2,257	574
BBVA E-COMMERCE, S.A.	SPAIN	SERVICES	100.00	—	100.00	30,879	34,420	224	35,429	-1,233
BBVA FACTORING E.F.C., S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	126,447	5,467,812	5,262,341	185,802	19,669
BBVA FIDUCIARIA , S.A.	COLOMBIA	FINANCIAL SERV.	—	99.99	99.99	8,036	8,689	536	6,694	1,459
BBVA FINANCE (DELAWARE) INC.	UNITED STATES	FINANCIAL SERV.	100.00	—	100.00	110	380	—	380	—
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,324	27,186	13,939	12,936	311
BBVA FINANCE SPA.	ITALY	FINANCIAL SERV.	100.00	—	100.00	4,648	6,018	1,060	4,946	12
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	PORTFOLIO	—	100.00	100.00	83,054	83,054	—	76,971	6,083
BBVA FINANZIA, S.P.A	ITALY	FINANCIAL SERV.	50.00	50.00	100.00	19,214	286,466	271,331	15,858	-723
BBVA FUNDOS, S.G. DE FUNDOS DE PENSOES, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	5,712	483	3,750	1,479
BBVA GEST, S.G. DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	998	7,813	621	4,901	2,291
BBVA GESTION,SOCIEDAD ANONIMA, SGIIC	SPAIN	FINANCIAL SERV.	17.00	83.00	100.00	11,436	245,160	154,143	9,659	81,358
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	—	1,750,748	1,746,903	3,612	233
BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSIONS	78.52	21.43	99.95	35,696	60,193	10,115	36,206	13,872

BBVA INMOBILIARIA E INVERSIONES S.A.	CHILE	REAL EST.INSTR.	—	68.11	68.11	4,870	24,260	17,110	7,892	-742
BBVA INSERVEX, S.A.	SPAIN	SERVICES	100.00	—	100.00	1,205	3,327	4	2,875	448
BBVA INTERNATIONAL INVESTMENT CORPORATION	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	2,769,952	2,265,049	19	1,981,286	283,744
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	100.00	—	100.00	1	1,009,727	1,006,220	2,829	678
BBVA INTERNATIONAL PREFERRED, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	1,059,300	1,059,228	63	9
BBVA INVESTMENTS, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,410	6,705	1,293	3,926	1,486
BBVA IRELAND PUBLIC LIMITED COMPANY	IRELAND	FINANCIAL SERV.	100.00	—	100.00	180,381	4,346,978	4,062,078	272,935	11,965
BBVA LUXINVEST, S.A.	LUXEMBOURG	PORTFOLIO	36.00	64.00	100.00	255,843	1,429,887	50,652	950,890	428,345
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.00	—	100.00	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	99.99	—	99.99	22,598	330,011	289,562	28,318	12,131
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	SPAIN	PORTFOLIO	92.69	7.31	100.00	273,366	326,951	1,459	319,702	5,790
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	3,907	42,630	2,554	31,804	8,272
BBVA PENSIONES CHILE, S.A.	CHILE	PENSIONS	32.23	67.77	100.00	281,182	348,823	4,814	309,071	34,938
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSIONS	100.00	—	100.00	12,922	68,619	30,883	25,938	11,798
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERV.	80.00	20.00	100.00	1	512	40	455	17
BBVA PREFERRED CAPITAL, LTD.	CAYMAN ISLANDS	NO ACTIVITY	100.00	—	100.00	1	1,066	—	941	125
BBVA PRIVANZA (JERSEY), LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	20,610	106,854	489	101,693	4,672
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	PORTFOLIO	100.00	—	100.00	255,804	105,966	6	106,017	-57
BBVA RE LIMITED	IRELAND	INSURANCE	—	100.00	100.00	656	39,127	28,952	7,991	2,184
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERV.	—	100.00	100.00	20,976	574,743	483,232	80,922	10,589
BBVA RESEARCH, S.A.	SPAIN	FINANCIAL SERV.	99.99	0.01	100.00	501	3,475	2,713	674	88
BBVA SECURITIES HOLDINGS (UK) LIMITED	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	75	6,307	6,259	364	-316
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	31,750	29,407	4,058	27,932	-2,583
BBVA SECURITIES LTD.	UNITED KINGDOM	FINANCIAL SERV.	—	100.00	100.00	3,315	9,464	2,658	3,548	3,258
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERV.	100.00	—	100.00	4,726	4,830	396	4,601	-167

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
BBVA SEGUROS COLOMBIA COMPAÑIA DE SEGUROS, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	9,174	30,979	20,371	10,500	108
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCE	94.00	6.00	100.00	13,207	105,066	78,002	20,003	7,061
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCE	—	100.00	100.00	24,832	191,974	167,141	20,772	4,061
BBVA SEGUROS INC.	PUERTO RICO	SERVICES	—	100.00	100.00	190	3,377	542	1,858	977
BBVA SEGUROS, S.A.	SPAIN	INSURANCE	94.30	5.64	99.94	414,519	12,284,726	11,397,656	702,149	184,921
BBVA SEGUROS, S.A. (DOMINICAN REPUBLIC)	DOMINICAN REPUBLIC	INSURANCE	—	99.98	99.98	1,556	4,259	2,686	552	1,021
BBVA SENIOR FINANCE, S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	60	17,911,860	17,911,518	141	201
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	354	1,052	21	956	75
BBVA SOCIEDAD LEASING HABITACIONAL BHIF	CHILE	FINANCIAL SERV.	—	97.48	97.48	8,906	28,943	19,833	8,906	204
BBVA SUBORDINATED CAPITAL S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	130	2,954,128	2,953,928	73	127
BBVA SWITZERLAND, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.72	60.28	100.00	54,024	538,897	292,537	222,630	23,730
BBVA TRADE, S.A.	SPAIN	SERVICES	—	100.00	100.00	6,379	22,162	19,428	17,492	-14,758
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	132	4,031,854	4,031,813	132	-91
BBVA USA BANCSHARES OF DELAWARE, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	679,265	679,267	—	664,000	15,267
BBVA USA BANCSHARES, INC.	UNITED STATES	PORTFOLIO	100.00	—	100.00	695,628	687,402	12,203	661,433	13,766
BBVA USA, INC.	UNITED STATES	SERVICES	—	100.00	100.00	4,566	6,705	1,626	8,735	-3,656
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	3,208	3,321	109	2,765	447
BBVA,INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	40,417	301,104	269,408	29,213	2,483
BCL INTERNATIONAL FINANCE, LTD.	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	—	160,565	160,537	51	-23
BCL PARTICIPACIONES, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,565	1,565	—	1,908	-343
BEX AMERICA FINANCE INCORPORATED	UNITED STATES	NO ACTIVITY	100.00	—	100.00	—	1	1	—	—
BEXCARTERA, SICAV S.A.	SPAIN	PORTFOLIO	—	80.84	80.84	9,341	13,500	64	12,947	489
BHIF ASESORIAS Y SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV.	—	98.60	98.60	12,548	13,789	1,064	7,807	4,918
BIBJ MANAGEMENT, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BIBJ NOMINEES, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	PORTFOLIO	—	100.00	100.00	348,940	348,960	20	331,644	17,296
BILBAO VIZCAYA HOLDING, S.A.	SPAIN	PORTFOLIO	89.00	11.00	100.00	34,771	123,740	534	58,724	64,482
BILBAO VIZCAYA INVESTMENT ADVISORY COMPANY S.A.	LUXEMBOURG	FINANCIAL SERV.	100.00	—	100.00	77	27,820	1,444	11,144	15,232
BROOKLINE INVESTMENTS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	33,969	32,395	475	32,001	-81
CANAL COMPANY, LTD.	CHANNEL ISLANDS	NO ACTIVITY	—	100.00	100.00	37	1,058	20	1,199	-161
CANAL INTERNATIONAL HOLDING (NETHERLANDS) BV.	NETHERLANDS	NO ACTIVITY	—	100.00	100.00	494	87	22	38	27
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	PORTFOLIO	100.00	—	100.00	60,541	506,982	443,482	-52,122	115,622
CASA DE BOLSA BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	49,932	74,777	24,842	23,672	26,263

CASA DE CAMBIO MULTIDIVISAS, S.A DE C.V.	MEXICO	NO ACTIVITY	—	100.00	100.00	191	191	1	188	2
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	NO ACTIVITY	—	100.00	100.00	108	190	2	188	—
CIDESSA DOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	11,243	11,435	191	11,183	61
CIDESSA UNO, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	4,754	285,293	88,213	68,229	128,851
CIERVANA, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	53,164	54,968	178	54,320	470
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	232,976	173,294	2,088	171,594	-388
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSIONS	46.11	53.89	100.00	61,784	94,401	28,112	66,266	23
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCE	87.50	12.50	100.00	33,490	129,937	87,400	37,089	5,448
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCE	33.33	66.67	100.00	10,649	459,959	443,989	12,326	3,644
CONSOLIDAR CIA. DE SEGUROS DE VIDA, S.A.	ARGENTINA	INSURANCE	34.04	65.96	100.00	21,147	78,082	45,389	20,300	12,393
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	SERVICES	—	100.00	100.00	298	3,074	2,776	81	217
CONSULTORES DE PENSIONES BBV, S.A.	SPAIN	PENSIONS	—	100.00	100.00	175	781	—	829	-48
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA S.A.	PERU	SECURITIES	—	100.00	100.00	3,023	4,950	1,927	1,967	1,056
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS	PERU	FINANCIAL SERV.	—	100.00	100.00	3,236	3,482	245	3,084	153
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.	PERU	SERVICES	—	100.00	100.00	717	719	2	700	17
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	126	9,757	9,632	5	120
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	138,508	154,585	1,214	150,575	2,796

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	452,431	1,164,306	18,167	894,385	251,754
CORPORACION INDUSTRIAL Y DE SERVICIOS, S.L.	SPAIN	PORTFOLIO	—	100.00	100.00	1,251	5,552	806	2,914	1,832
CORPORATIVO VITAMEDICA, S.A. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	197	1,431	1,234	190	7
DESARROLLADORA Y VENDEDORA DE CASAS, S.A. DE C.V.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	83	37	1	40	-4
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.50	72.50	30,535	61,743	19,592	42,448	-297
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,479	1,587	110	1,394	83
DEUSTO, S.A. DE INVERSION MOBILIARIA	SPAIN	PORTFOLIO	—	100.00	100.00	11,005	11,005	0	11,203	-198
DINERO EXPRESS SERVICES GLOBALES, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	13,138	17,942	4,714	17,987	-4,759
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	98.76	98.76	5,130	9,269	4,087	6,052	-870
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.00	70.00	140	655	527	-1,182	1,310
ELANCHOVE, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	1,500	3,853	1,403	2,457	-7
EMPRESA INSTANT CREDIT, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA.	BRAZIL	FINANCIAL SERV.	100.00	—	100.00	—	671	189	4,399	-3,917
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.00	51.00	31	31	—	31	—
EUROPEA DE TITULIZACION, S.A., SDAD.GEST.DE FDOS.DE TITUL.	SPAIN	FINANCIAL SERV.	82.97	—	82.97	1,506	5,654	553	3,096	2,005
EURORISK, S.A.	SPAIN	SERVICES	—	100.00	100.00	60	70,679	69,220	1,041	418
EXPLOTACIONES AGROPECUARIAS VALDELAYEGUA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	10,000	9,989	-6	9,990	5
FIDEICOMISO 29763-0 SOCIO LIQUIDADOR OP.FINAN.POSICION PRO	MEXICO	FINANCIAL SERV.	—	100.00	100.00	14,721	14,831	110	12,588	2,133
FIDEICOMISO 29764-8 SOCIO LIQUIDADOR POSICION DE TERCEROS	MEXICO	FINANCIAL SERV.	—	100.00	100.00	32,342	32,810	468	28,653	3,689
FIDEICOMISO 474031 MANEJO DE GARANTIAS	MEXICO	SERVICES	—	100.00	100.00	3	3	—	3	—
FIDEICOMISO BANCO FRANCES	ARGENTINA	FINANCIAL SERV.	100.00	—	100.00	—	1,197	903	497	-203
FIDEICOMISO CENTRO CORPORATIVO REGIONAL F/47433-8	MEXICO	SERVICES	—	100.00	100.00	21,656	35,042	13,386	13,658	7,998
FIDEICOMISO INGRAL	COLOMBIA	SERVICES	—	100.00	100.00	—	44	2	813	-771
FIDEICOMISO INVEX 228	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	49,784	49,783	1	—
FIDEICOMISO INVEX 367	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	39,964	39,964	—	—
FIDEICOMISO INVEX 393	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	37,390	37,390	—	—
FIDEICOMISO INVEX 411	MEXICO	FINANCIAL SERV.	—	100.00	100.00	—	35,460	35,460	—	—
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	SERVICES	100.00	—	100.00	51	45	—	46	-1
FINANCIERA ESPAÑOLA, S.A.	SPAIN	PORTFOLIO	85.85	14.15	100.00	4,522	4,879	—	5,370	-491
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	—	85.00	85.00	14,369	614,129	585,289	26,820	2,020
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.00	100.00	56,203	3,573,146	3,412,676	140,405	20,065
FORO LOCAL, S.L.	SPAIN	SERVICES	—	60.13	60.13	2	13	7	6	—
FRANCES ADMINISTRADORA DE INVERSIONES, S.A. G.F.C.INVERS.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	4,469	8,243	3,773	2,743	1,727

FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERV.	—	100.00	100.00	1,476	1,835	358	1,750	-273
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	151	307	155	122	30
GENERAL DE PARTICIPACIONES EMPRESARIALES, S.L.	SPAIN	PORTFOLIO	65.68	34.32	100.00	1,215	2,116	—	2,081	35
GENTE BBVA, S.A.	CHILE	FINANCIAL SERV.	—	100.00	100.00	140	1,913	1,772	144	-3
GESTION DE PREVISION Y PENSIONS, S.A.	SPAIN	PENSIONS	60.00	—	60.00	8,830	25,892	2,246	20,551	3,095
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	150	1,069	354	623	92
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.00	100.00	1,335	1,886	549	1,512	-175
GRAN JORGE JUAN, S.A.	SPAIN	NO ACTIVITY	100.00	—	100.00	10,115	10,293	175	10,113	5
GRANFIDUCIARIA	COLOMBIA	FINANCIAL SERV.	—	90.00	90.00	—	321	112	135	74
GRELAR GALICIA, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	4,329	4,330	—	4,216	114
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	48.96	51.00	99.96	6,171,072	6,242,893	1,685	4,662,032	1,579,176
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL EST.INSTR.	—	100.00	100.00	126	182	8	169	5
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	224,503	720,772	496,270	148,947	75,555
HOLDING CONTINENTAL, S.A.	PERU	PORTFOLIO	50.00	—	50.00	123,019	402,492	10	287,773	114,709
HOMEOWNERS LOAN CORPORATION	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	5,576	7,809	2,222	15,116	-9,529
HYDROX HOLDINGS, INC.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
IBERDROLA SERVICES FINANCIEROS, E.F.C, S.A.	SPAIN	FINANCIAL SERV.	—	84.00	84.00	7,290	9,279	162	9,043	74
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.00	100.00	615	31,139	18,998	9,047	3,094
INENSUR BRUNETE, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	23,745	82,332	85,283	-2,443	-508
INGENIERIA EMPRESARIAL MULTIBA	MEXICO	SERVICES	—	99.99	99.99	—	—	—	—	—
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SPAIN	SERVICES	—	100.00	100.00	2	1,156	1,189	1,519	-1,552
INMOBILIARIA ASUDI, S.A.	SPAIN	REAL EST.INSTR.	—	100.00	100.00	2,886	2,998	42	2,872	84
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL EST.INSTR.	—	100.00	100.00	3,514	3,551	36	3,438	77
INMUEBLES Y RECUPERACIONES CONTINENTAL, S.A.	PERU	REAL EST.INSTR.	—	100.00	100.00	18,035	18,316	281	13,502	4,533
INVERAHORRO, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	474	491	2	480	9
INVERSIONES ALDAMA, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	PORTFOLIO	48.01	—	48.01	11,390	31,996	72	24,829	7,095
INVERSIONES BAPROBA, C.A.	VENEZUELA	SERVICES	100.00	—	100.00	1,307	1,663	48	1,507	108
INVERSIONES MOBILIARIAS, S.L.	SPAIN	PORTFOLIO	100.00	—	100.00	660	693	—	674	19
INVERSIONES P.H.R.4, C.A.	VENEZUELA	NO ACTIVITY	—	60.46	60.46	—	53	—	53	—
INVERSIONES T, C.A.	VENEZUELA	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
INVERSORA OTAR, S.A.	ARGENTINA	PORTFOLIO	—	99.96	99.96	4,077	49,783	4,128	41,295	4,360

			% of Voting Rights			Thousands of Euros ( * )
			Controlled by the Bank			Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
INVESCO MANAGEMENT Nº 1, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	99.99	99.99	11,656	16,070	261	15,809	—
INVESCO MANAGEMENT Nº 2, S.A.	LUXEMBOURG	FINANCIAL SERV.	—	96.88	96.88	31	12,555	23,732	-8,749	-2,428
JARDINES DE SARRIENA, S.L.	SPAIN	REAL ESTATE	—	85.00	85.00	255	997	611	-2,342	2,728
LAREDO NATIONAL BANK	UNITED STATES	BANKING	—	100.00	100.00	674,695	3,389,411	2,714,544	655,945	18,922
LEASIMO - SOCIEDADE DE LOCACAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERV.	—	100.00	100.00	11,576	71,960	60,533	10,701	726
MAGGIORE FLEET, S.P.A.	ITALY	SERVICES	—	100.00	100.00	70,191	136,769	102,508	34,495	-234
MARQUES DE CUBAS 21, S.L.	SPAIN	REAL ESTATE	100.00	—	100.00	2,869	7,552	5,223	2,465	-136
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	NO ACTIVITY	—	100.00	100.00	726	2,610	1,882	650	78
MERCURY TRUST LIMITED	CAYMAN ISLANDS	FINANCIAL SERV.	—	100.00	100.00	4,019	4,148	105	3,989	54
MILANO GESTIONI, SRL.	ITALY	REAL EST.INSTR.	—	100.00	100.00	46	4,384	4,012	328	44
MIRADOR DE LA CARRASCOSA, S.L.	SPAIN	REAL ESTATE	—	55.90	55.90	9,724	26,467	9,399	17,071	-3
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	8,305	9,586	2	8,541	1,043
MONESTERIO DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	100.00	100.00	19,990	54,432	34,610	19,805	17
MONTEALIAGA,S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	21,154	77,331	61,689	9,932	5,710
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	7,364	13,864	5,440	7,182	1,242
MULTIVAL, S.A.	SPAIN	PORTFOLIO	—	100.00	100.00	71	178	107	78	-7
OCCIVAL, S.A.	SPAIN	NO ACTIVITY	100.00	—	100.00	8,211	9,171	8	8,907	256
OPCION VOLCAN, S.A.	MEXICO	REAL EST.INSTR.	—	100.00	100.00	57,643	67,114	9,471	52,214	5,429
PARTICIPACIONES ARENAL, S.L.	SPAIN	NO ACTIVITY	—	100.00	100.00	6,270	7,451	1,179	6,150	122
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	—	100.00	100.00	87,022	1,276,431	1,189,406	70,085	16,940
PERI 5.1 SOCIEDAD LIMITADA	SPAIN	REAL ESTATE	—	54.99	54.99	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,827	2,069	243	1,811	15
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	100.00	100.00	507	519	7	541	-29
PREVENTIS, S.A.	MEXICO	INSURANCE	—	75.01	75.01	3,541	11,392	6,671	5,508	-787
PRO-SALUD, C.A.	VENEZUELA	SERVICES	—	58.86	58.86	—	—	1	-1	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,522	2,075	31	1,998	46
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.00	—	100.00	139	146	—	148	-2
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.50	58.50	318	1,611	1,068	574	-31
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSIONS	—	100.00	100.00	54,464	54,908	244	48,034	6,630
PROVINCIAL DE VALORES CASA DE BOLSA, C.A.	VENEZUELA	FINANCIAL SERV.	—	90.00	90.00	4,437	6,324	851	4,683	790
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A.	VENEZUELA	FINANCIAL SERV.	—	100.00	100.00	1,553	1,823	276	1,264	283
PROVIVIENDA, ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSIONS	—	100.00	100.00	288	1,648	1,345	208	95

PROXIMA ALFA INVESTMENTS, SGIIC S.A.	SPAIN	FINANCIAL SERV.	51.00	—	51.00	5,100	13,301	1,928	10,000	1,373
PROYECTO MUNDO AGUILON, S.L	SPAIN	REAL ESTATE	—	100.00	100.00	9,317	32,219	9,621	19,720	2,878
PROYECTOS EMPRESARIALES CAPITAL RIESGO I,S.C.R.SIMP., S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,200	11,697	10,510	1,200	-13
PROYECTOS EMPRESARIALES CAPITAL RIESGO, S.G.E.C.R.,S.A.	SPAIN	FINANCIAL SERV.	100.00	—	100.00	1,200	1,345	49	1,195	101
PROYECTOS INDUSTRIALES CONJUNTOS, S.A. DE	SPAIN	PORTFOLIO	—	100.00	100.00	3,148	3,484	—	3,481	3
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.00	100.00	10,265	14,847	5,123	10,283	-559
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	235	7,877	7,640	234	3
RIVERWAY HOLDINGS CAPITAL TRUST II	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	118	4,076	3,953	121	2
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOTECARIO, S.A.	SPAIN	FINANCIAL SERV.	77.20	—	77.20	138	217	67	152	-2
SCALDIS FINANCE, S.A.	BELGIUM	PORTFOLIO	—	100.00	100.00	3,416	3,625	135	3,486	4
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCE	24.99	75.01	100.00	253,739	912,179	775,039	60,174	76,966
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCE	—	100.00	100.00	5,895	21,321	15,396	930	4,995
SERVICES CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	130	9,040	8,910	287	-157
SERVICES CORPORATIVOS DE INSURANCE, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	121	3,698	3,602	105	-9
SERVICES EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.00	100.00	1,741	6,575	4,834	1,461	280
SERVICES TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	99.99	0.01	100.00	60	7,329	7,228	95	6
SERVICES VITAMEDICA, S.A. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	116	755	640	47	68
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANC.,S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	114,518	188,113	65	183,555	4,493
SOCIEDAD PARA LA PRESTACION DE SºS ADMINISTRATIVOS, S.A.	SPAIN	SERVICES	—	100.00	100.00	100	1,237	961	100	176
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.00	100.00	91	113	31	155	-73
SOUTHEAST TEXAS INSURANCE SERVICES HOLDINGS, L.L.C.	UNITED STATES	NO ACTIVITY	—	100.00	100.00	—	—	—	—	—
SOUTHEAST TEXAS INSURANCE SERVICES, L.P.	UNITED STATES	INSURANCE	—	100.00	100.00	363	358	-5	358	5
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	693	1,051	358	683	10
SPORT CLUB 18, S.A.	SPAIN	PORTFOLIO	100.00	—	100.00	23,745	41,115	17,844	23,744	-473
TEXAS INTERNATIONAL SEGUROS GROUP, INC.	UNITED STATES	SERVICES	—	100.00	100.00	374	385	10	340	35
TEXAS REGIONAL BANCSHARES, INC.	UNITED STATES	PORTFOLIO	100.00	—	100.00	1,673,906	1,637,086	5,785	1,619,943	11,358

			% of Voting Rights Controlled by the Bank			Thousands of Euros ( * )
						Investee Data
Company	Location	Activity	Direct	Indirect	Total	Net Carrying Amount	Assets as of 31.12.06	Liabilities as of 31.12.06	Equity 31.12.06	Profit (Loss) for the Period ended 31.12.06
TEXAS REGIONAL DELAWARE, INC.	UNITED STATES	PORTFOLIO	—	100.00	100.00	1,604,875	1,658,834	53,959	1,593,469	11,406
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	1,175	39,265	38,086	1,165	14
TEXAS STATE BANK	UNITED STATES	BANKING	—	100.00	100.00	1,646,080	6,507,464	4,861,385	1,634,320	11,759
TRANSITORY CO	PANAMA	REAL EST.INSTR.	—	100.00	100.00	216	5,383	5,167	312	-96
TSB PROPERTIES, INC.	UNITED STATES	REAL EST.INSTR.	—	100.00	100.00	-1,500	805	2,304	-1,499	—
TSB SECURITIES, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	276	302	26	272	4
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	99.98	99.98	-12	12	23	-9	-2
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	MEXICO	FINANCIAL SERV.	—	90.00	90.00	672	1,207	459	631	117
UNISEAR INMOBILIARIA, S.A.	SPAIN	REAL ESTATE	—	100.00	100.00	15,626	18,630	703	16,822	1,105
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIA, S.A.	SPAIN	SERVICES	—	100.00	100.00	2,410	2,471	8	2,421	42
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	11,175	11,175	—	—
UNIVERSALIDAD - BANCO GRANAHORRAR	COLOMBIA	FINANCIAL SERV.	—	100.00	100.00	—	19,689	22,147	-1,875	-583
UNO-E BANK, S.A.	SPAIN	BANKING	67.35	32.65	100.00	174,751	1,427,998	1,291,599	126,079	10,320
URBANIZADORA SANT LLORENC, S.A.	SPAIN	REAL ESTATE	60.60	—	60.60	—	108	—	108	—
VALLEY MORTGAGE COMPANY, INC.	UNITED STATES	FINANCIAL SERV.	—	100.00	100.00	9,692	13,789	4,096	9,494	199
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.00	100.00	352	353	1	591	-239
VITAMEDICA S.A. DE C.V.	MEXICO	INSURANCE	—	50.99	50.99	2,914	8,893	3,179	5,777	-63

Information on foreign companies at exchange rate on 31-12-06

(*)	Unaudited data

APPENDIX II

ADDITIONAL INFORMATION ON JOINTLY CONTROLLED COMPANIES PROPORTIONATELY

CONSOLIDATED IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

			% of voting rights Controlled by the bank			Thousands of Euros ( * )
						Net carrying amount	Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total		Assets 31.12.06	Liabilities 31.12.06	Equity 31.12.06	Profit (loss) for the Period 2006
DARBY-BBVA LATIN AMERICAN INVESTORS, LTD	CAYMAN ISLAND	FINANCIAL SERV	50.00	—	50.00	—	2,490	1,358	410	722
ECASA, S.A.	CHILE	FINANCIAL SERV	—	51.04	51.04	1,770	3,893	359	2,304	1,230
FORUM DISTRIBUIDORA, S,A,	CHILE	SERVICES	—	51.04	51.04	5,612	32,698	25,306	6,160	1,232
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERV	—	51.00	51.00	77,441	326,269	268,502	47,073	10,694
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	SPAIN	PORTFOLIO	—	50.00	50.00	1,518	4,180	—	4,094	86
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERV	—	50.00	50.00	3,331	26,910	20,210	5,924	776

Information on foreign companies at exchange rate on 12/3/05

(*)	Unaudited data.

APPENDIX III

ADDITIONAL INFORMATION ON INVESTMENTS AND JOINTLY CONTROLLED

COMPANIES ACCOUNTED FOR USING THE EQUITY MEHOD IN THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

(Includes the most significant companies which, taken as a whole, represent 98% of the total investment in this respect)

			% of voting rights Controlled by the bank			Thousands of Euros ( * )
							Investee Data
COMPANY	LOCATION	ACTIVITY	Direct	Indirect	Total	Net Carrying amount	Assets	Liabilities	Equity	Profit (loss) for the period
ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.00	40.00	2,669	16,041	10,260	8,134	-2,353
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.38	35.38	5,935	21,778	4,809	16,286	683
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.00	49.00	4,339	11,924	3,049	8,665	210
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	SERV.FINANCIER.	45.00	—	45.00	29,342	3,416	2,260	1,200	-44
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	SERV.FINANCIER.	45.00	—	45.00	29,347	3,928	2,772	1,200	-44
CAMARATE GOLF, S.A. (*)	SPAIN	REAL ESTATE	—	26.00	26.00	4,625	66,968	49,041	17,971	-44
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	SERVICES	21.82	0.00	21.82	10,673	59,574	12,455	46,048	1,071
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.00	50.00	3,088	7,846	1,896	9,321	-3,371
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A. (*)	SPAIN	PORTFOLIO	—	50.00	50.00	564,762	1,236,368	303,371	869,472	63,525	(1)
FERROMOVIL 3000, S.L.	SPAIN	SERVICES	—	20.00	20.00	6,361	—	—	—	—	(2)
FERROMOVIL 9000, S.L.	SPAIN	SERVICES	—	20.00	20.00	4,155	—	—	—	—	(2)
FIDEICOMISO 70191-2 PUEBLA (*)	MEXICO	REAL ESTATE	—	25.00	25.00	12,213	—	—	—	—	(2)
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V. (*)	MEXICO	SERVICES	—	44.39	44.39	4,406	24,490	14,937	8,616	937	(1)
HESTENAR, S.L. (*)	SPAIN	REAL ESTATE	—	43.34	43.34	7,835	26,577	20,668	5,942	-33
IMOBILIARIA DAS AVENIDAS NOVAS, S.A.	PORTUGAL	REAL ESTATE	—	49.97	49.97	2,603	5,767	450	5,560	-243
IMOBILIARIA DUQUE DE AVILA, S.A. (*)	PORTUGAL	REAL ESTATE	—	50.00	50.00	4,725	26,171	16,323	7,771	2,077
INMUEBLES MADARIAGA PROMOCIONES, S.L. (*)	SPAIN	REAL ESTATE	50.00	—	50.00	3,123	8,072	1,745	6,354	-27
JARDINES DEL RUBIN, S.A. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	2,999	36,607	32,504	3,990	113
LA ESMERALDA DESARROLLOS, S.L.	SPAIN	REAL ESTATE	—	45.00	45.00	8,948	—	—	—	—	(2)
LAS PEDRAZAS GOLF, S.L. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	15,817	73,616	41,707	31,979	-70
MOBIPAY INTERNATIONAL, S.A. (*)	SPAIN	SERVICES	—	50.00	50.00	2,403	6,214	341	8,243	-2,370
MONTEALMENARA GOLF, S.L. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	15,893	49,326	33,720	15,663	-57
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.00	30.00	4,652	30,368	11,309	19,736	-678
PART. SERVIRED, SDAD. CIVIL	SPAIN	SERVICES	20.50	0.92	21.42	10,615	53,084	3,713	49,346	25
PROMOTORA METROVACESA, S.L. (*)	SPAIN	REAL ESTATE	—	50.00	50.00	9,067	73,644	56,091	19,007	-1,454	(1)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	SERV.FINANCIER.	—	40.00	40.00	3,285	32,736	24,314	8,481	-59
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	45.98	45.98	4,680	21,577	10,748	10,433	397
TELEFONICA FACTORING, E.F.C., S.A.	SPAIN	SERV.FINANCIER.	30.00	—	30.00	2,839	95,422	85,761	6,905	2,756
TELEPEAJE ELECTRONICO, S.A. DE C.V. (*)	MEXICO	SERVICES	—	50.00	50.00	10,747	69,686	70,935	2,330	-3,579
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	0.01	24.26	24.27	69,284	578,059	333,518	212,419	32,122	(1)
OTHER COMPANIES						27,506
					TOTAL	888,936	2,639,260	1,148,697	1,401,073	89,490

Data relating to the lastest financial statements (generally for 2005) approved at the date of preparation of these notes to the consolidated financial statements.

For the companies abroad the exchange rates ruling at the reference date are applied,

(1)	Consolidated data

(2)	Company incorporated in 2006

(*)	Jointly controlled entities accounted for using the equity method

APPENDIX IV

NOTIFICATION OF ACQUISITION OF INVESTEES

		% of Ownership
COMPANY	ACTIVITY	Net% Acquired (Sold) in the Year	% at Year-End	Date of Notification to Investee
Acquisitions made until December 31, 2005
FRANQUICIA TEXTURA, S.A. (1)	INDUSTRIAL	100.00	—	March 10, 2005
INICIATIVAS RESIDENCIALES EN INTERNET, S.A.	SERVICES	50.00	100.00	March 10, 2005
MONTEALIAGA,S.A.	REAL ESTATE	40.00	100.00	March 10, 2005
TEXTIL TEXTURA, S.L.	INDUSTRIAL	64.50	64.50	March 10, 2005
TEXTURA GLOBE, S.A. (1)	INDUSTRIAL	100.00	—	March 10, 2005
Acquisitions made until December 31, 2006
BBVA CARTERA DE INVERSIONES SICAV, S.A.	PORTFOLIO	17.40	92.25	January 9, 2007
HESTENAR, S.L.	REAL ESTATE	3.34	43.34	January 18, 2007
INENSUR BRUNETE, S.L.	REAL ESTATE	50.00	100.00	October 20, 2006
TECNICAS REUNIDAS, S.A.	SERVICES	(15.23)	10.16	June 26, 2006
UNO-E BANK, S.A.	BANKING	33.00	100.00	August 10, 2006

(1)	Company absorbed by Textura Textil, S.L. in December 2005

APPENDIX V

SUBSIDIARIES FULLY CONSOLIDATED AS OF DECEMBER 31, 2006

WITH MORE THAN 5% OWNED BY NON-GROUP SHAREHOLDERS

		% of voting rights Controlled by the bank
Company	Activity	Direct	Indirect	Other	Total
ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA (AFP PROVIDA)	PENSIONS	12.70	51.62	—	64.32
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	PENSIONS	75.00	5.00	—	80.00
ALTITUDE INVESTMENTS LIMITED	FINANCIAL SERV.	51.00	—	—	51.00
ALTURA MARKETS, A.V., S.A.	SECURITIES	50.00	—	—	50.00
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	60.92	6.92	—	67.84
BANCO PROVINCIAL S.A. - BANCO UNIVERSAL	BANKING	1.85	53.75	—	55.60
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES	70.00	—	—	70.00
BBVA CARTERA DE INVERSIONES, SICAV, S.A.	PORTFOLIO	92.25	—	—	92.25
BBVA CRECER AFP, S.A.	FINANCIAL SERV.	35.00	35.00	—	70.00
BBVA INMOBILIARIA E INVERSIONES S.A.	REAL ESTATE	—	68.11	—	68.11
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	REAL ESTATE	—	72.50	—	72.50
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.00	—	70.00
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SERVICES	—	51.00	—	51.00
FINANZIA AUTORENTING, S.A.	SERVICES	—	85.00	—	85.00
FORO LOCAL, S.L.	SERVICES	—	60.13	—	60.13
GESTION DE PREVISION Y PENSIONES, S.A.	PENSIONS	60.00	—	—	60.00
HOLDING CONTINENTAL, S.A.	PORTFOLIO	50.00	—	—	50.00
IBERDROLA SERVICIOS FINANCIEROS, E.F.C, S.A.	FINANCIAL SERV.	—	84.00	—	84.00
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	PORTFOLIO	48.01	—	—	48.01
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.00	—	85.00
MIRADOR DE LA CARRASCOSA, S.L.	REAL ESTATE	—	55.90	—	55.90
PERI 5.1 SOCIEDAD LIMITADA	REAL ESTATE	—	54.99	—	54.99
PREVENTIS, S.A.	INSURANCES	—	75.01	—	75.01
PRO-SALUD, C.A.	SERVICES	—	58.86	—	58.86
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.50	—	58.50
PROVINCIAL DE VALORES CASA DE BOLSA	FINANCIAL SERV.	—	90.00	—	90.00
PROXIMA ALFA INVESTMENTS, SGIIC S.A.	FINANCIAL SERV.	51.00	—	—	51.00
UNIDAD DE AVALUOS MEXICO S.A. DE C.V.	FINANCIAL SERV.	—	90.00	—	90.00
VITAMEDICA S.A. DE C.V.	INSURANCES	—	50.99	—	50.99

APPENDIX VI. RECONCILIATION OF THE CLOSING BALANCES FOR 2003 AND 2004 TO THE OPENING

BALANCES FOR 2004 AND 2005

EU-IFRS 1 requires that the first consolidated financial statements prepared in accordance with EU-IFRSs include a reconciliation of the closing balances for the immediately preceding year to the opening balances for the year to which these financial statements refer.

RECONCILIATION OF THE CLOSING BALANCES FOR 2003 TO THE OPENING BALANCES FOR 2004

ASSETS	Closing balances for 2003	Differences	Opening balances for 2004
CASH AND BALANCES WITH CENTRAL BANKS	8,109,875	—	8,109,875
FINANCIAL ASSETS HELD FOR TRADING (c)	27,381,896	8,605,568	35,987,464
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	25,630,096	3,035,302	28,665,398
Other equity instruments	2,029,414	—	2,029,414
Trading derivatives (g)	(277,614)	5,570,266	5,292,652
Memorandum item: Loaned or advanced as collateral	—	—	—
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS (c)	—	957,477	957,477
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Other equity instruments	—	957,477	957,477
Memorandum item: Loaned or advanced as collateral	—	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS (c)	38,605,149	14,201,885	52,807,034
Debt securities	37,542,499	9,820,921	47,363,420
Other equity instruments	1,062,650	4,380,964	5,443,614
Memorandum item: Loaned or advanced as collateral	—	—	—
LOANS AND RECEIVABLES (d)	180,568,400	(463,192)	180,105,208
Loans and advances to credit institutions	20,907,129	—	20,907,129
Money market operations through counterparties	399,997	—	399,997
Loans and advances to other debtors	150,818,244	—	150,818,244
Debt securities	6,671,421	(463,192)	6,208,229
Other financial assets	1,771,609	—	1,771,609
Memorandum item: Loaned or advanced as collateral	—	—	—
HELD-TO-MATURITY INVESTMENTS (c)	1,567,535	(1,567,535)	—
Memorandum item: Loaned or advanced as collateral	—	—	—
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES (g)	—	5,255,417	5,255,417
NON-CURRENT ASSETS HELD FOR SALE	183,172	—	183,172
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	183,172	—	183,172
Other assets	—	—	—

ASSETS	Closing balances for 2003	Differences	Opening balances for 2004
INVESTMENTS (a)	7,703,617	(6,219,232)	1,484,385
Associates	7,703,617	(6,517,463)	1,186,154
Jointly controlled entities	—	298,231	298,231
INSURANCE CONTRACTS LINKED TO PENSIONS (f)	4,629	(4,629)	—
REINSURANCE ASSETS (a)	—	21,369	21,369
TANGIBLE ASSETS (i)	3,608,109	190,398	3,798,507
For own use	3,462,320	(113,993)	3,348,327
Investment property	145,789	—	145,789
Other assets leased out under an operating lease	—	304,391	304,391
Assigned to welfare projects	—	—	—
Memorandum item: Acquired under a finance lease	—	—	—
INTANGIBLE ASSETS	3,012,917	(2,165,589)	847,328
Goodwill (b)	2,650,889	(1,905,214)	745,675
Other intangible assets	362,028	(260,375)	101,653
TAX ASSETS	3,558,055	1,636,595	5,194,650
Current	110,021	—	110,021
Deferred	3,448,034	1,636,595	5,084,629
PREPAYMENTS AND ACCRUED INCOME	1,411,919	(715,000)	696,919
OTHER ASSETS	6,706,528	(3,812,477)	2,894,051
Inventories	3,682	277,000	280,682
Other	6,702,846	(4,089,477)	2,613,369

TOTAL ASSETS	282,421,801	15,921,055	298,342,856

LIABILITIES AND EQUITY	Closing balances for 2003	Differences	Opening balances for 2004
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING (c)	1,463,227	4,884,826	6,348,053
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Trading derivatives (g)	—	4,884,826	4,884,826
Short positions	1,463,227	—	1,463,227
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS (c)	—	957,477	957,477
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	957,477	957,477
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST	247,096,917	3,776,495	250,873,412
Deposits from central banks	20,924,211	—	20,924,211
Deposits from credit institutions	39,182,350	—	39,182,350
Money market operations through counterparties	143,238	—	143,238
Deposits from other creditors	142,954,661	(114,599)	142,840,062
Debt certificates (including bonds)	34,469,312	—	34,469,312
Subordinated liabilities (h)	7,399,613	3,891,094	11,290,707
Other financial liabilities	2,023,532	—	2,023,532
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK (g)	—	114,599	114,599
HEDGING DERIVATIVES (g)	—	3,970,012	3,970,012
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS (a)	—	8,112,411	8,112,411
PROVISIONS	4,941,987	3,693,015	8,635,002
Provisions for pensions and similar obligations (f)	3,031,913	3,449,375	6,481,288
Provisions for taxes	—	86,645	86,645
Provisions for contingent exposures and commitments	209,270	70,438	279,708
Other provisions	1,700,804	86,557	1,787,361
TAX LIABILITIES	320,512	1,154,225	1,474,737
Current	105,716	—	105,716
Deferred	214,796	1,154,225	1,369,021
ACCRUED EXPENSES AND DEFERRED INCOME	1,299,472	—	1,299,472
OTHER LIABILITIES	8,633,291	(4,314,946)	4,318,345
Welfare fund	—	—	—
Other	8,633,291	(4,314,946)	4,318,345
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—	—

TOTAL LIABILITIES	263,755,406	22,348,114	286,103,520

EQUITY	Closing balances for 2003	Differences	Opening balances for 2004
MINORITY INTERESTS	5,853,458	(3,936,294)	1,917,164
VALUATION ADJUSTMENTS	(2,211,849)	3,903,175	1,691,326
Available-for-sale financial assets (c)	—	1,677,380	1,677,380
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges (g)	—	13,946	13,946
Hedges of net investments in foreign operations	—	—	—
Exchange differences (k)	(2,211,849)	2,211,849	—
Non-current assets held for sale	—	—	—
SHAREHOLDER’S EQUITY	15,024,786	(6,393,940)	8,630,846
Capital	1,565,968	—	1,565,968
Issued	1,565,968	—	1,565,968
Unpaid and uncalled (–)	—	—	—
Share premium	6,273,901	(469,083)	5,804,818
Reserves	5,884,171	(5,908,915)	(24,744)
Accumulated reserves (losses)	4,636,173	(5,248,473)	(612,300)
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	1,247,998	(660,442)	587,556
Associates	1,247,998	(660,442)	587,556
Jointly controlled entities	—	—	—
Other equity instruments	—	—	—
Equity component of compound financial instruments	—	—	—
Other	—	—	—
Treasury shares (l)	(66,059)	(15,942)	(82,001)
Income attributed to the Group	2,226,701	—	2,226,701
Dividends and remuneration	(859,896)	—	(859,896)

TOTAL EQUITY	18,666,395	(6,427,059)	12,239,336

TOTAL LIABILITIES AND EQUITY	282,421,801	15,921,055	298,342,856

RECONCILIATION OF THE CLOSING BALANCES FOR 2004 TO THE OPENING BALANCES FOR 2005

ASSETS	Closing balances for 2004	Differences	Opening balances for 2005
CASH AND BALANCES WITH CENTRAL BANKS	10,122,238	852	10,123,090
FINANCIAL ASSETS HELD FOR TRADING	30,426,845	16,609,215	47,036,060
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	27,498,188	2,898,391	30,396,579
Other equity instruments	2,928,657	2,762,228	5,690,885
Trading derivatives	—	10,948,596	10,948,596
Memorandum item: Loaned or advanced as collateral	—	—	—
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	—	1,059,490	1,059,490
Loans and advances to credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	58,771	58,771
Other equity instruments	—	1,000,719	1,000,719
Memorandum item: Loaned or advanced as collateral	—	—	—
AVAILABLE-FOR-SALE FINANCIAL ASSETS	37,180,593	15,822,952	53,003,545
Debt securities	33,843,746	11,193,482	45,037,228
Other equity instruments	3,336,847	4,629,470	7,966,317
Memorandum item: Loaned or advanced as collateral	—	—	—
LOANS AND RECEIVABLES	202,396,432	(5,504,229)	196,892,203
Loans and advances to credit institutions	16,958,178	(255,221)	16,702,957
Money market operations through counterparties	241,999	—	241,999
Loans and advances to other debtors	172,105,016	(21,944)	172,083,072
Debt securities	5,960,701	(463,192)	5,497,509
Other financial assets	7,130,538	(4,763,872)	2,366,666
Memorandum item: Loaned or advanced as collateral	—	—	—
HELD-TO-MATURITY INVESTMENTS	3,546,759	(1,325,257)	2,221,502
Memorandum item: Loaned or advanced as collateral	—	—	—
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	—	—
HEDGING DERIVATIVES	—	4,273,450	4,273,450
NON-CURRENT ASSETS HELD FOR SALE	164,136	(4,981)	159,155
Loans and advances to credit institutions	—	—	—
Loans and advances to other debtors	—	—	—
Debt securities	—	—	—
Equity instruments	—	—	—
Tangible assets	164,136	(4,981)	159,155
Other assets	—	—	—

ASSETS	Closing balances for 2004	Differences	Opening balances for 2005
INVESTMENTS	7,147,077	(5,747,937)	1,399,140
Associates	7,147,077	(6,236,981)	910,096
Jointly controlled entities	—	489,044	489,044
INSURANCE CONTRACTS LINKED TO PENSIONS	3,852	(3,852)	—
REINSURANCE ASSETS	—	80,268	80,268
TANGIBLE ASSETS	3,619,223	320,413	3,939,636
For own use	3,510,789	(173,061)	3,337,728
Investment property	108,434	54,215	162,649
Other assets leased out under an operating lease	—	439,259	439,259
Assigned to welfare projects	—	—	—
Memorandum item: Acquired under a finance lease	—	—	—
INTANGIBLE ASSETS	4,806,817	(3,985,733)	821,084
Goodwill	4,435,851	(3,725,358)	710,493
Other intangible assets	370,966	(260,375)	110,591
TAX ASSETS	3,533,107	2,457,589	5,990,696
Current	85,965	79,994	165,959
Deferred	3,447,142	2,377,595	5,824,737
PREPAYMENTS AND ACCRUED INCOME	1,433,354	(715,599)	717,755
OTHER ASSETS	2,660,825	(936,743)	1,724,082
Inventories	3,344	276,553	279,897
Other	2,657,481	(1,213,296)	1,444,186

TOTAL ASSETS	307,041,258	22,399,898	329,441,156

LIABILITIES AND EQUITY	Closing balances for 2004	Differences	Opening balances for 2005
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	1,331,501	12,802,912	14,134,413
Deposits from credit institutions	—	—	—
Money market operations through counterparties	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Trading derivatives	—	12,802,912	12,802,912
Short positions	1,331,501	—	1,331,501
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	—	834,350	834,350
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	834,350	834,350
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT FAIR VALUE THROUGH EQUITY	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
FINANCIAL LIABILITIES AT AMORTISED COST	271,183,419	4,400,108	275,583,527
Deposits from central banks	15,643,831	4,657,274	20,301,105
Deposits from credit institutions	48,174,366	(4,126,251)	44,048,115
Money market operations through counterparties	657,997	—	657,997
Deposits from other creditors	149,460,946	430,853	149,891,799
Debt certificates including bonds	44,413,762	1,068,359	45,482,121
Subordinated liabilities	8,107,752	4,219,625	12,327,377
Other financial liabilities	4,724,765	(1,849,752)	2,875,013
CHANGES IN THE FAIR VALUE OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	—	183,201	183,201
HEDGING DERIVATIVES	—	3,131,572	3,131,572
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—	—
Deposits from central banks	—	—	—
Deposits from credit institutions	—	—	—
Deposits from other creditors	—	—	—
Debt certificates including bonds	—	—	—
Other liabilities	—	—	—
LIABILITIES UNDER INSURANCE CONTRACTS	—	8,114,429	8,114,429
PROVISIONS	5,321,141	3,070,707	8,391,848
Provisions for pensions and similar obligations	3,275,995	3,028,289	6,304,284
Provisions for taxes	55,243	117,986	173,229
Provisions for contingent exposures and commitments	230,496	118,286	348,782
Other provisions	1,759,407	(193,854)	1,565,553
TAX LIABILITIES	323,200	1,297,595	1,620,795
Current	80,286	143,370	223,656
Deferred	242,914	1,154,225	1,397,139
ACCRUED EXPENSES AND DEFERRED INCOME	1,275,000	(9,220)	1,265,780
OTHER LIABILITIES	6,922,278	(4,546,300)	2,375,978
Welfare fund	—	—	—
Other	6,922,278	(4,546,300)	2,375,978
EQUITY HAVING THE NATURE OF A FINANCIAL LIABILITY	—	—	—

TOTAL LIABILITIES	286,356,539	29,279,354	315,635,893

EQUITY	Closing balances for 2004	Differences	Opening balances for 2005
MINORITY INTERESTS	4,609,521	(3,871,982)	737,539
VALUATION ADJUSTMENTS	(2,308,236)	4,415,150	2,106,914
Available-for-sale financial assets	—	2,320,133	2,320,133
Financial liabilities at fair value through equity	—	—	—
Cash flow hedges	—	(24,776)	(24,776)
Hedges of net investments in foreign operations	—	282,895	282,895
Exchange differences	(2,308,236)	1,836,898	(471,338)
Non-current assets held for sale	—	—	—
SHAREHOLDER’S EQUITY	18,383,434	(7,422,624)	10,960,810
Capital	1,661,518	—	1,661,518
Issued	1,661,518	—	1,661,518
Unpaid and uncalled (-)	—	—	—
Share premium	8,177,101	(1,494,498)	6,682,603
Reserves	6,776,473	(6,031,339)	745,134
Accumulated reserves (losses)	5,800,494	(5,356,301)	444,193
Retained earnings	—	—	—
Reserves (losses) of entities accounted for using the equity method	975,979	(675,038)	300,941
Associates	975,979	(967,826)	8,153
Jointly controlled entities	—	292,788	292,788
Other equity instruments	—	—	—
Equity component of compound financial instruments	—	—	—
Other	—	—	—
Treasury shares	(18,370)	(17,476)	(35,846)
Income attributed to the Group	2,801,904	120,692	2,922,596
Dividends and remuneration	(1,015,192)	(3)	(1,015,195)

TOTAL EQUITY	20,684,719	(6,879,456)	13,805,263

TOTAL LIABILITIES AND EQUITY	307,041,258	22,399,898	329,441,156

MEMORANDUM ITEMS
CONTINGENT EXPOSURES	21,652,940	(95,291)	21,557,649
Financial guarantees	21,202,083	(99,772)	21,102,311
Assets earmarked for third-party obligations	734	4,481	5,215
Other contingent exposures	450,123	—	450,123
CONTINGENT COMMITMENTS	66,884,166	(121,764)	66,762,402
Drawable by third parties	60,833,853	(116,975)	60,716,878
Other commitments	6,050,313	(4,789)	6,045,524

RECONCILIATION OF THE INCOME STATEMENT OF 2004

	2004	Differences	Re-expresed 2004
INTEREST AND SIMILAR INCOME (e)	12,466,255	(113,917)	12,352,338
INTEREST EXPENSE AND SIMILAR CHARGES (e) (h)	(6,100,675)	(347,269)	(6,447,944)
Remuneration of capital having the nature of a financial liability	—	—	—
Other	(6,100,675)	(347,269)	(6,447,944)
INCOME FROM EQUITY INSTRUMENTS (a)	703,729	(448,583)	255,146
A) NET INTEREST INCOME	7,069,309	(909,769)	6,159,540
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD (c)	359,992	(262,952)	97,040
Associates	359,992	(356,239)	3,753
Jointly controlled entities	—	93,287	93,2870
FEE AND COMMISSION INCOME (e)	4,159,344	(102,363)	4,056,981
FEE AND COMMISSION EXPENSES (e)	(780,075)	136,116	(643,959)
INSURANCE ACTIVITY INCOME	(682)	391,300	390,618
Insurance and reinsurance premium income	—	2,062,030	2,062,030
Reinsurance premiums paid	—	(71,931)	(71,931)
Benefits paid and other insurance-related expenses	—	(1,704,113)	(1,704,113)
Reinsurance income	—	8,534	8,534
Net provisions for insurance contract liabilities	(682)	(413,062)	(413,744)
Finance income	—	708,901	708,901
Finance expense	—	(199,059)	(199,059)
GAINS/LOSSES ON FINANCIAL ASSETS AND LIABILITIES (NET)	311,253	450,604	761,857
Held for trading (g)	1,295,873	(185,322)	1,110,551
Other financial instruments at fair value through profit or loss	—	1,296	1,296
Available-for-sale financial assets (c)	353,502	620,910	974,412
Loans and receivables	—	13,932	13,932
Other	(1,338,122)	(212)	(1,338,334)
EXCHANGE DIFFERENCES (NET)	312,504	(14,532)	297,972
B) GROSS INCOME	11,431,645	(311,596)	11,120,049
SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES	—	468,236	468,236
COST OF SALES	—	(341,745)	(341,745)
OTHER OPERATING INCOME	18,307	3,999	22,306
PERSONNEL EXPENSES (f)	(3,184,102)	(62,948)	(3,247,050)
OTHER ADMINISTRATIVE EXPENSES	(1,779,139)	(71,706)	(1,850,845)
DEPRECIATION AND AMORTISATION	(453,436)	5,230	(448,206)
Tangible assets	(361,212)	(2,100)	(363,312)
Intangible assets	(92,224)	7,330	(84,894)
OTHER OPERATING EXPENSES	(215,697)	83,558	(132,139)
NET OPERATING INCOME	5,817,578	(226,972)	5,590,606
IMPAIRMENT LOSSES (NET)	(1,518,679)	560,485	(958,194)
Available-for-sale financial assets	(18,713)	74,569	55,856
Loans and receivables (d)	(930,727)	146,818	(783,909)
Held-to-maturity investments	—	—	—
Non-current assets held for sale	—	4,222	4,222
Investments	—	(39,508)	(39,508)
Tangible assets	12,453	(10,318)	2,135
Goodwill (b)	(581,692)	384,702	(196,990)
Other intangible assets	—	—	—
Other assets	—	—	—
PROVISION EXPENSE (NET)	(844,336)	(6,221)	(850,557)
FINANCE INCOME FROM NON-FINANCIAL ACTIVITIES	—	8,737	8,737
FINANCE EXPENSES FROM NON-FINANCIAL ACTIVITIES	—	(4,712)	(4,712)
OTHER GAINS	1,060,783	(438,603)	622,180
Gains on disposal of tangible assets	96,535	6,339	102,874
Gains on disposal of investments	625,650	(308,140)	317,510
Other	338,598	(136,802)	201,796
OTHER LOSSES	(365,874)	94,654	(271,220)

Losses on disposal of tangible assets	(20,571)	(1,879)	(22,450)
Losses on disposal of investments	(36,254)	27,127	(9,127)
Other	(309,049)	69,406	(239,643)
D) INCOME BEFORE TAX	4,149,472	(12,632)	4,136,840
INCOME TAX	(957,004)	(71,627)	(1,028,631)
MANDATORY TRANSFER TO WELFARE FUNDS	—	—	—
E) INCOME FROM ORDINARY ACTIVITIES	3,192,468	(84,259)	3,108,209
PROFIT OR LOSS FROM DISCONTINUED OPERATIONS (NET)	—	—	—
F) CONSOLIDATED INCOME FOR THE PERIOD	3,192,468	(84,259)	3,108,209
INCOME ATTRIBUTED TO MINORITY INTERESTS	390,564	(204,951)	185,613
G) INCOME ATTRIBUTED TO THE GROUP	2,801,904	120,692	2,922,596

MAIN EFFECTS OF ADAPTATION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRSS)

The estimated main effects of adaptation to the new standards are as follows:

a)	Basis of consolidation

The entry into force of EU-IFRSs led to a change in the basis of consolidation for certain companies (Note 2.1). The effects of this change were as follows:

•

The companies over which the Group exercises control, regardless of their business activity, were fully consolidated; the greatest economic impact resulting from this change was that relating to insurance companies and real estate companies, and

•	Certain investments were considered to be available-for-sale assets, since the Group could not demonstrate that it exercised significant influence over the investees.

b)	Goodwill

Under the new standards goodwill is defined as the difference between the cost and the net fair value of the assets, liabilities and contingent liabilities acquired.

The main change is that goodwill is no longer amortised and is tested for impairment at least annually. In addition, goodwill must be stated in local currency, although that arising prior to January 1, 2004 can continue to be expressed in euros. The Group decided to initially recalculate in local currency the goodwill existing at January 1, 2004, the date of transition to EU-IFRSs.

Investments acquired subsequent to the obtainment of control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The goodwill recorded on the transactions performed after control was obtained were written off against the heading Minority Interests and the surplus amount against the heading Reserves.

c)	Financial instruments

In accordance with the new standards, financial assets and liabilities held for trading are measured at fair value through profit or loss. Also, the gains and losses on the available-for-sale securities portfolio are recorded, net of their tax effect, in the equity account Valuation Adjustments.

As regards the classification of equity securities portfolios, under IFRSs significant influence is presumed to exist when an ownership interest of 20% is held in an investee. The Group classified Banca Nazionale del Lavoro, S.p.A. (BNL) as an associate, i.e. a company over which significant influence is exercised, since it considered that, although its equity interest is less than 20% (general criterion), the current shareholders’ agreement gives it significant influence over the management of this entity. The entities classified as associates under the previous accounting standards and in which the Group has an ownership interest of less than 20% were reclassified to the available-for-sale portfolio (except for BNL), since it is considered that the Group does not exercise significant influence over them (Note 2.1). Therefore, in accordance with the new standards in force, the goodwill of these entities was derecognised, their accumulated prior years’ profits or losses accounted for by the equity method were eliminated from reserves and, in addition, the differences relating from measuring these investments at market value were recorded under the heading Valuation Adjustments.

The recognition, measurement and disclosure criteria included in IASs 32 and 39, were applied retrospectively to January 1, 2004.

January 1, 2004 was considered to be the date of application of the rules on the derecognition of financial instruments, Transactions which on or after that date met the recognition and derecognition requirements included in IASs 32 and 39 were removed from the balance sheet (Note 14.3). However, the securitization funds created subsequent to January 1, 2004 through the transfer of derecognised loans, of which the Group retains certain of the risks or rewards, were included in the consolidated financial statements.

d)	Loan portfolio provisioning

The BBVA Group estimated the impact of recording the provisions for the loan portfolio using the methods described in Note 2.2.c for estimating the impairment of financial instruments.

e)	Loan arrangement fees

As a result of the application of the new accounting treatment for these fees (Note 2.2.d), the BBVA Group estimated the impact of reversing the fees and commissions credited to income in prior years with a charge to equity, using as a balancing entry the item “Accrued Expenses and Deferred Income”. With regard to 2004, the portion of these fees and commissions relating to that year were recognised in the income statement.

f)	Pensions

Under EU-IFRSs the assumptions used to measure defined benefit pension commitments must be unbiased and mutually compatible, and the market interest rate relating to high quality assets must be used for discounting purposes, IFRSs also stipulate that, for employees subject to Spanish labour legislation, the actuarial assumptions to be used must be based on the applicable Spanish legislation and the actuarial assumptions published by the Directorate-General of Insurance and Pension Funds (DGSFP).

Also noteworthy in this connection is the treatment of the risks insured with Group companies pursuant to Royal Decree 1588/1999 on Externalisation as internal provisions (and their measurement as such) in the consolidated financial statements. The assets assigned are measured independently on the basis of their nature.

As a result of the application of these criteria, the Group reviewed all its actuarial assumptions for existing commitments and funded all the deficits relating to externalised commitments existing at January 1, 2004, the date of transition to EU-IFRSs.

All cumulative actuarial losses at January 1, 2004 were recognised with a charge to reserves.

g)	Derivatives

Under EU-IFRSs all derivatives are measured at fair value through profit or loss. Hedging transactions require greater documentation and yearic monitoring of their effectiveness. In fair value hedges, changes in the fair value of the hedged item are recognised in income, and the related carrying amount is adjusted. The BBVA Group’s review of the validity of the transactions classified as hedges demonstrated that most of the hedges were highly effective.

The most significant impacts of EU-IFRSs are the recognition in reserves of the unrealised gains existing at the date of transition (January 1, 2004) and the recognition in profit or loss of the changes in the unrealised gains or losses for the year.

In the case of transactions that were designated as subject to hedge accounting at January 1, 2004 but which did not comply with the conditions of IAS 39 to be so designated, hedge accounting was discontinued. Net positions designated as hedged items under the previous standards and rules were replaced as hedged items at January 1, 2004 by an amount of assets or liabilities of the net positions.

Transactions initiated before January 1, 2004 were not designated as hedges retrospectively.

h)	Preference shares

Preference shares that do not comply with Rule Fifty-Four of Bank of Spain Circular 4/2004 are classified under the heading “Subordinated Liability” on the liability side of the balance sheet.

This reclassification has no effect on the calculation of eligible equity for the purposes of Bank of Spain Circular 5/1993, since these preference shares are still included in tier-one capital.

i)	Tangible assets

In the case of tangible assets, the Group used as attributed cost on the revaluation date the amounts revalued prior to January 1, 2004, on the basis of the legislation then in force. In this connection, the revaluations performed under Spanish law and the adjustments for inflation made by subsidiaries in countries with inflation accounting were considered to be valid.

Also, certain tangible asset items were recognised at fair value and, therefore, this value was used as attributed cost at January 1, 2004.

j)	Equity-instrument-based employee compensation

As permitted by IFRS 1 and Transitional Provision One of Bank of Spain Circular 4/2004, IFRS 2 were not applied to the equity instruments granted to employees before 7 November 2002 title to which had not yet passed to these employees on January 1, 2005.

k)	Cumulative exchange differences

The cumulative exchange differences at January 1, 2004 of all businesses abroad were definitively charged or credited to reserves. Consequently, the exchange gains or losses arising on the subsequent sale or disposal by other means of businesses abroad relate only to the exchange differences that arose after January 1, 2004.

l)	Transactions involving own equity instruments

The gains or losses obtained on transactions involving treasury shares are recognised as changes in equity and these shares continue to be carried at their acquisition cost. Under the previous accounting standards, these gains or losses were recognised in the income statement.

Item 3.	MANAGEMENT REPORT FOR THE YEAR ENDED DECEMBER 31, 2006

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

MANAGEMENT REPORT

FOR THE YEAR ENDED DECEMBER 31, 2006

THE BBVA GROUP

Banco Bilbao Vizcaya Argentaria, S.A. (“the Bank” or “BBVA”) is a private-law entity governed by the rules and regulations applicable to banks operating in Spain and is the Parent of the finance group which engages in the direct or indirect performance of activities, transactions, agreements and services relating to banking. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The BBVA Group (“the Group”) is an internationally diversified finance group with a significant presence in traditional retail banking, asset management, private banking and wholesale banking.

ECONOMIC ENVIRONMENT

With world growth at about 5%, 2006 became an extension of the economic boom that started in 2003. Despite the risks (oil prices, adjustments in asset prices such as the US housing market, increased disparity of trade balances, etc), the world’s economy encountered significant support in technical innovation and the emerging economies. This facilitated substantial growth and low inflation. China and India played important roles but practically all regions contributed. This generated a considerable increase in world trade. With long-term interest rates at relatively low levels and buoyant company earnings, share prices enjoyed an excellent year and recovered levels not seen since the recession in 2001.

In the USA, with the economy slowing gradually in the second quarter, the Federal Reserve halted the upward cycle in interest rates at 5.25% in June. From that moment, long-term rates started a decline that led to a negative slope on the yield curve. The 10-year US bond fell below the Fed’s benchmark rate.

The European Union enjoyed solid growth in 2006; domestic demand recovered and exceeded expectations. The Spanish economy benefited from these conditions and exceeded the forecasts made at the beginning of the year. Growth was around 3.7%, helped by a smaller gap between the positive contributions of domestic demand and the negative effect of the trade balance. As soon as the momentum in activity was confirmed, the ECB raised interest rates faster, in the second half of 2006, bringing them to 3.5% at year-end. This increase was reflected in short-terms market rates (one-year euribor moved up to 4% by year-end). However, after gaining ground in the first half, long-term rates declined in the second (although not as fast as the US bond). This resulted in a flat yield curve at the end of the year.

In Latin America, 2006 was also favourable. Growth was around 5% and the economic cycles of the different countries were largely in step. Country risk premiums fell in a context of institutional stability, capital flowed into the region and inflation moderated. The Mexican economy exceeded expectations with growth of 4.6% in 2006. This was supported by domestic demand and foreign trade and inflation was kept under control despite a slight rebound at year-end. As a result, the local central bank held rates steady at 7% after a series of declines that ended in April.

In 2006 the US dollar depreciated against the euro, dragging most Latin-American currencies with it. This had a negative effect on year-on-year comparisons on the Group’s balance sheet as of December 31, 2006. However the impact on the income statement, which is determined by the variation in average exchange rates between 2005 and 2006, is only slightly negative, as is shown in the table below:

	Average Exchange Rates		Year-end Exchange rates
	2006	2005	2006	2005
Mexican peso	13.6923	13.5575	14.3230	12.6357
Venezuelan Bolivar	2,695.42	2,617.8	2,824.86	2,531.65
Colombian peso	2,958.58	2,890.17	2,941.18	2,695.42
Chilean peso	666.22	696.86	703.73	606.80
Peruvian new sol	4.1111	4.0976	4.2098	4.0434
Argentine peso	3.8806	3.6382	4.0679	3.5907
U.S. dollar	1.2556	1.2441	1.3170	1.1797

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

COMPARATIVE INFORMATION

The financial information included in this management report is presented in accordance with the criteria established by the International Financial Reporting Standards (IFRSs) approved by the European Union and taking into account best practices of Bank of Spain Circular 4/2004.

SELECTED HISTORICAL FINANCIAL INFORMATION ON THE BBVA GROUP FOR 2006 AND 2005

The selected financial information for the years ended December 31, 2006 and 2005 is as follows:

	2006	2005
BALANCE SHEET (million euros)
Total assets	411,916	392,389
Total lending (gross)	262,374	221,995
Deposits from other creditors	192,374	182,635
Debt certificates (including bonds)	77,674	62,842
Subordinated liabilities	13,597	13,723
Equity	22,318	17,302
Shareholders’ funds	18,210	13,036

INCOME STATEMENT (million euros)
Net interest income	8,374	7,208
Core revenues	15,701	13,024
Ordinary revenues	8,883	6,823
Pre-tax profit	7,030	5,592
Net attributable profit	4,736	3,806

DATA PER SHARE AND MARKET CAPITALIZATION
Share price	18.24	15.08
Market capitalization (million euros)	64,788	51,134
Net attributable profit	1.39	1.12
Diluted stockholders’ equity per share	—	1.12
Book value	5.13	3.84
Dividend	—	0.53
PER (Price/earnings ratio; times)	13.70	13.40
P/BV (Price/book value; times)	3.60	3.90

SIGNIFICANT RATIOS (%)
Operating profit/ ATA	2.24	1.87
ROE (Net attributable profit/Average equity)	37.6	37.0
ROA (Net profit/ATA)	1.26	1.12
RORWA (Net profit/ Risk weighted average assets)	2.12	1.91
Efficiency ratio	39.6	43.2
Efficiency ratio including depreciation and amortization	42.6	46.7
NPL ratio	0.83	0.94
NPL coverage ratio	272.8	252.5

CAPITAL ADEQUACY RATIOS (BIS Regulation) (%)
Total	12.0	12.0
Core capital	6.2	5.6
TIER I	7.8	7.5

OTHER INFORMATION
Number of shares (million euros)	3,552	3,391
Number of shareholders	864,226	984,891
Number of employees	98,553	94,681
Spain	30,582	31,154
America (1)	66,146	61,604
Rest of the world	1,825	1,923
Number of branches	7,585	7,410
Spain	3,635	3,578
America (1)	3,797	3,658
Rest of the world	153	174

(1)	Includes those related to the BBVA Group’s banking, pension fund managers and insurance companies in all the American countries in which it is present.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

CONSOLIDATED INCOME STATEMENT

The Group’s consolidated income statements for 2006 and 2005 are as follows:

	Thousands of Euros
	2006	2005
Core net interest income	7,994,665	6,915,474
Dividends	379,473	292,495
NET INTEREST INCOME	8,374,138	7,207,969
Income by the equity method	307,648	121,495
Net fee income	4,334,880	3,939,996
Income from insurance activities	650,431	486,923
CORE REVENUES	13,667,097	11,756,383
Net trading income	2,033,539	1,267,178
ORDINARY REVENUES	15,700,636	13,023,561
Net revenues from non-financial activities	131,358	125,779
Personnel costs	(3,988,585)	(3,602,242)
General expenses	(2,341,836)	(2,160,478)
Depreciation and amortization	(472,198)	(448,692)
Other operating income and expenses	(146,270)	(114,844)
OPERATING PROFIT	8,883,105	6,823,084
Impairment losses on financial assets	(1,503,549)	(854,327)
Loan loss provisions	(1,476,666)	(813,080)
Other	(26,883)	(41,247)
Provisions	(1,338,205)	(454,182)
Other income/ losses	988,985	77,178
From disposal of equity holdings	934,288	28,534
Other	54,697	48,644
PRE-TAX PROFIT	7,030,336	5,591,753
Corporate income tax	(2,059,301)	(1,521,181)
NET PROFIT	4,971,035	4,070,572
Minority interests	(235,156)	(264,147)
NET ATTRIBUTABLE PROFIT	4,735,879	3,806,425

In 2006 the Group recorded a series of singular items, which gave rise to net attributed profit of €156 million: €1,274 million relating to the gains on the sale of the ownership interests in Repsol YPF, S.A., Banca Nazionale del Lavoro, S.p.A. and Banc Internacional d’Andorra, €777 million relating to additions to provisions for early retirements in connection with the restructuring of networks in Spain and Portugal and the design of the new organizational structure, and €341 million of additional charges to the provision for income tax, which arose due to the extraordinary tax cost of the aforementioned items and, basically, the new income tax legislation. The new legislation has reduced the tax rate for future years, as a result of which the Group’s deferred tax assets and liabilities had to be adjusted this year.

Net attributable profit for the whole year is €4,736 million, an increase of 24.4% compared to 2005 (€3,806millions. Excluding these €156 million of non-recurrent events, net attributable profit would be €4,580 million with an increase of 20.3%. At constant exchange rates, the increase is slightly greater (21.0%) because the impact of exchange rates on the Group’s income statement for the year is slightly negative.

Once again, the main factor behind profit was the trend in recurrent earnings, which grew at a higher rate than expenses, thus leading to a further enhancement of efficiency and to an improved net operating income figure, which absorbed the increase in loan writedowns resulting from the substantial growth in loans and advances to customers.

Net interest income came to €8,374 million, an increase of 16.2% over the €7,208 million obtained in 2005 (16.9% at constant exchange rates). Of this amount, dividends accounted for €379 million (up 29.7%) and thus net interest income without dividends was €7,995 million (up 15.6%). This increase was due to the growth in lending and customer funds in Spain and the Americas, as well as customer spreads.

Spreads in the Spanish private sector maintained an upward trend throughout the year. They rose from 2.56 percentage points in the fourth quarter of 2005, and to 2.88 points in the fourth quarter. This is because increases in market rates are largely transferred to loan yields (4.53% in the fourth quarter or 3.69% in the fourth quarter of 2005) whereas the cost of deposits rose more gradually to 1.64% (compared 1.13% in the last quarter of 2005). For the entire year, customer spreads were 2.75 points (12 basis points higher than 2.63% a year earlier).

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

In Mexico, interest rates in the fourth quarter remained at the same level from April, but the average TIIE in 2006 was 7.5%, compared to 9.6% in 2005. Despite this decline in interest rates, BBVA Bancomer improved customer spreads, which rose from 11.87% in the fourth quarter of 2005, to 12.50% in the fourth quarter of 2006. This was because the cost of funds fell to 2.43% in the fourth quarter of 2006 (from 3.64% a year earlier). This decrease was greater than the decline in loan yields (14.92% in the last quarter of 2006, compared to 15.51% a year earlier). Furthermore, these yields benefited from strong growth in more profitable forms of lending. These improvements in spreads and the increase in business volume, especially lending, boosted net interest income 33.7% year-on-year in pesos. The South America Area also recorded strong growth in net interest income (up 28.4% at constant exchange rates) supported by the higher volume of lending and deposits.

Net fee income contributed €4,335 million in 2006 (up 10.0% year-on-year). Insurance business added €650 million (up 33.6%) and this brought the total to €4,985 million. This figure is 12.6% higher than the €4,427 million obtained in 2005 (13.2% higher at constant exchange rates). All the Group’s business areas recorded year-on-year increases of two-figures.

Net income from companies carried by the equity method came to €308 million for the year, compared to €121 million in 2005. The main contributor was Corporación IBV (€251 million), boosted by the sale of part of its investment in Gamesa. The sale of shares in BNL in May reduced its contribution to €25 million, compared to €73 million in 2005.

Net trading income in 2006 contributed €2,034 million. Of this figure, €523 million were capital gains booked in the second quarter following the sale of the Group’s interest in Repsol YPF, S.A. Excluding these, net trading income came to €1,511 million, some 19.2% higher than the €1,267 million obtained in 2005. The increase was mainly due to the wholesale business area (market operations and the sale of derivatives to customers) and to South America (especially Argentina).

As a result, ordinary revenues came to €15,701 million in 2006. After discounting the capital gains, ordinary revenues were €15,178 million, up 16.5% compared to €13,024 million in 2005. Adding €131 millions of net gains on non-financial activities (up 4.4% from €126 million in 2005), which is mainly real estate business managed by Anida, the Group’s total operating revenues in 2006 came to €15,309 million without non-recurrent items. The year-on-year increase was 16.4% (20.4% with the Repsol YPF, S.A. capital gains).

Once again, operating expenses (€6,803 million including depreciation) increased more slowly than revenues, a rise of 9.5% year-on-year (personnel costs were up 10.7%, general expenses 8.4% and depreciation increased 5.2%.) In a year in which the Group achieved significantly higher business volumes in the main markets in which it operates and devoted major efforts to its commercial activities, in Spain the increase was 6.1% and in the Americas 13.5% (14.9% at constant exchange rates and 11.2% if the impact of the additions of Granahorrar, Laredo, Forum and Texas Regional Bancshares, Inc. is excluded).

The Group ended 2006 with 98,553 employees During the year, numbers fell slightly in Spain and increased in the Americas (affected by the purchase of Texas Regional Bancshares Inc. (2,009 employees) and Forum in Chile). The Group expanded the sales force for pension fund managers in various countries owing to stiffer competition. In other areas, the number of employees declined because the sale of Banc Internacional d’Andorra easily offset the expansion in Asia. As of December 31, 2006, there were 7,585 branches, including 73 from Texas Regional Bancshares Inc.. Other notable items include the expansion of Dinero Express in Spain and the extension of the network in Chile and Mexico.

The Group also improved its long-established leadership in operating efficiency. Excluding the Repsol YPF, S.A. capital gains, the cost/income ratio including depreciation stands at 44.0% for 2006, an improvement of 2.7 percentage points compared to 2005 (46.7%). As mentioned above, this is explained by the fact that operating revenues (ordinary revenues plus net gains on non-financial services) grew 16.4%, but administrative expenses, net of recovered costs plus depreciation rose only 9.8%. All business areas improved their cost/income ratio.

The good performance of revenues and expenses led to stronger operating profit. For 2006, the figure is €8,360 million without the Repsol YPF, S.A. capital gains. This amount is 22.5% higher than the €6,823 million obtained in 2005 (23.2% higher at constant rates). After adding Repsol YPF, S.A. capital gains, operating profit rose 30.2% year-on-year to €8,883 million (30.9% at constant rates). All business areas contributed significantly with increases.

In 2006, the Group set aside €1,477 million for loan-loss provisions. This was 81.6% more than the €813 million provided in the previous year. The increase is linked to the sharp rise in lending to customers rather than impairment of loan quality (the NPL ratio in fact improved during the year). Transfers to generic reserves were €1,051 million, compared to €646 million in 2005.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Furthermore, other provisions made in 2006 came to €1,338 million, compared to €454 million in 2005. The biggest item is the provision of €1,054 million for early retirements (€288 million in 2005). This is because the costs associated with the network transformation plan in Spain. This plan was announced in July and implemented in October, and together with other related to the new organizational structure announced in December came to €777 million.

Other gains and losses include capital gains on the sale of investments in other companies. In 2005 there were no significant divestments and this item came to €29 millions. However, in 2006 there were €934 millions in capital gains, the most important of which were the sale of Banca Nazionale del Lavoro, S.p.A. (€568 millions and Banc Internacional d’Andorra (€183 million).

Pre-tax profit for 2006 came to €7,030 million. Excluding non-recurrent items the figure is €6,533 million, compared to €5,592 million in 2005. Of the €2,059 million provided for corporate income tax, €341 million are non-recurrent. New rules will lower tax rates in future years (32.5% in 2007 and 30% from 2008 onwards, compared to 35% at present). This will have a positive effect from 2007 onwards but the Group is obliged to write off certain tax credits in 2006. Thus the non-recurrent provision is made up of €379 million related to the new tax rules less the net result of tax charges and adjustments associated with the Repsol YPF, S.A., BNL and Banc Internacional d’Andorra capital gains, together with provisions for non-recurrent early retirements.

Excluding non-recurrent items, net profit would be €4,815 million and the year-on-year increase 18.3%. After deducting €235 million for minority interests, the net attributable profit of the Group for 2006 is €4,580 million, an increase of 20.3% compared to the €3,806 million obtained in 2005 (21.0% at constant exchange rates). The trend has been upwards each quarter. Including the €156 million of non-recurrent items in the second and fourth quarters, net attributable profit rose 24.4% to €4,736 million. All business areas contributed significantly with increases.

Earnings per share in 2006 were €1.34 without non-recurrent items, rising 19.8% over the €1.12 generated in 2005. The increase is less than the rise in net attributable profit owing to the capital increase in November. If non-recurrent items were included, earnings per share would be €1.39. Return on equity (ROE) without non-recurrent items stands at 36.4% (37.0% in 2005) and the return on total assets (ROA) is 1.22% (1.12% in 2005).

BUSINESS ACTIVITY

The Group’s consolidated balance sheets as of December 31, 2006 and 2005 are as follows:

	Thousands of Euros
ASSETS	2006	2005
CASH AND BALANCES WITH CENTRAL BANKS	12,515,122	12,341,317
FINANCIAL ASSETS HELD FOR TRADING	51,835,109	44,011,781
OTHER FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	977,114	1,421,253
AVAILABLE FOR SALE FINANCIAL ASSETS	42,266,774	60,033,988
LOANS AND RECEIVABLES	279,855,259	249,396,647
HELD-TO-MATURITY INVESTMENTS	5,905,636	3,959,265
HEDGING DERIVATIVES	1,963,320	3,912,696
NON-CURRENT ASSETS HELD FOR SALE	186,062	231,260
INVESTMENTS	888,936	1,472,955
REINSURANCE ASSETS	31,986	235,178
TANGIBLE ASSETS	4,527,006	4,383,389
INTANGIBLE ASSETS	3,269,265	2,070,049
TAX ASSETS	5,278,197	6,420,745
PREPAYMENTS AND ACCRUED INCOME AND ACCRUED EXPENSES AND DEFERRED INCOME	673,818	557,278
OTHER ASSETS	1,742,703	1,941,693
TOTAL ASSETS	411,916,307	392,389,494

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

	Thousands of Euros
TOTAL EQUITY AND LIABILITIES	2006	2005
LIABILITIES
FINANCIAL LIABILITIES HELD FOR TRADING	14,923,534	16,270,865
OTHER FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	582,537	740,088
FINANCIAL LIABILITIES AT AMORTISED COST	348,444,532	331,589,962
HEDGING DERIVATIVES	2,279,740	2,870,086
LIABILITIES UNDER INSURANCE CONTRACTS	10,120,646	10,500,567
PROVISIONS	8,648,834	8,701,085
TAX LIABILITIES	2,369,166	2,100,023
ACCRUED EXPENSE AND DEFERRED INCOME	1,509,573	1,709,690
OTHER LIABILITIES	719,267	605,016
TOTAL LIABILITIES	389,597,829	375,087,382
EQUITY
MINORITY INTERESTS	768,162	971,490
VALUATION ADJUSTMENTS	3,340,694	3,294,955
SHAREHOLDER EQUITY	18,209,622	13,035,667
Capital or endowment fund	1,740,465	1,661,518
Share premium	9,579,443	6,658,390
Reserves	3,628,984	2,172,158
Other equity instruments	34,809	141
Less: Treasury shares	(147,258)	(96,321)
Profit of the period attributed to the Group	4,735,879	3,806,425
Less: Dividends and remuneration	(1,362,700)	(1,166,644)
TOTAL EQUITY	22,318,478	17,302,112

TOTAL EQUITY AND LIABILITIES	411,916,307	392,389,494

In 2006 the volume of the BBVA Group’s business with customers grew significantly. Growth in lending was particularly intense. In Spain, it was reasonably balanced across all the main types of loans (residential mortgages, consumer finance, SMEs and small businesses). It also grew in most countries in the Americas, especially in lending to private individuals and SMEs. Deposits reported on the balance sheet (term deposits, current accounts and savings accounts) grew strongly in Spain and, in the Americas, current accounts, savings accounts and pension funds also recorded significant growth. American currencies lost ground against the euro during the year. This distorts year-on-year comparisons, therefore percentages for the main figures are also stated at constant exchange rates.

At the end of 2006, lending to customers came to €263 billion, rising 18.2% compared to €222 billion as of December 31, 2005. At constant exchange rates, the increase was 20.9%.

Of this amount, lending to the domestic private sector accounted for €166 billion, increasing 19.5% over the figure as of December 31, 2005 (€139 billion). In previous years, growth was mainly associated with secured loans but in 2006, it was more evenly spread. In fact, secured loans grew to nearly €91 billion as of December 31, 2006, a year-on-year increase of 14.6% (18.6% in the case of residential mortgages). However, growth has slowed in recent quarters and these loans have become a smaller percentage of total lending to the domestic private sector although they still account for 54.5%. Nonetheless, lending to small and medium enterprises and to small businesses is as buoyant as it was in 2005. Furthermore, other types of lending to private individuals (consumer finance and credit cards) are booming. All this is reported under ‘Other term loans’ (consumer finance and a major part of SME finance) which rose 33.9%, and under credit cards (up 21.7%). Lending in the domestic sector is complemented by public sector loans, whose balance is similar to a year earlier (€16 billion).

Lending to non-resident customers rose 20.7% to €78 billion (€65 billion as of December 31, 2005). The increase was 30.3% at constant exchange rates. This was the result of strong lending growth in most countries in the Americas (in local currencies the increase was 30% in Mexico and more than 20% in Argentina, Chile, Colombia, Peru and Venezuela). International wholesale banking also contributed.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

Finally, non-performing loans (NPLs) rose 6.2% year-on-year to €2.5 billion. Total lending rose faster, therefore the Group’s NPL ratio improved once again. This is examined in greater detail in the section on risk management.

In effect, the intense growth in lending to customers in 2006 did not lead to a reduction in the quality of the loan portfolio, which continues to be excellent and once again proved to be one of the strengths of the BBVA Group when compared to the other major European banking groups.

Total customer lending (including off-balance sheet risks) amounted to €305 billion at 2006 year-end, up 21.0% from the €252 billion reported as of December 31, 2005. It should be noted that the growth in lending in 2006, in both Spain and the Americas, was particularly buoyant with respect to consumer loans, credit cards and SME financing. These products, despite being more profitable, have a potentially higher level of default than mortgage loans, which experienced a slight slowdown in Spain.

In spite of the foregoing, doubtful loans rose from €2,382 million at 2005 year-end to €2,531 million, an increase of 6.3%, far below that recorded for total lending. As a result of this trend in total lending and doubtful loans, the Group’s NPL ratio fell from 0.94% at 2005 year-end to 0.83% as of December 31, 2006.

The growth in lending continues to influence period loan writedowns, which rose sharply (due to the impact of the writedowns calculated collectively), as a result of which the balance of the loan loss allowances totaled €6,905 million at 2006 year-end, up 14.8% on the €6,015 million as of December 31, 2005. Of this balance, the allowances calculated collectively rose by 24.8% to €4,952 million in 2006, thus gaining in relative importance, and now account for 71.7% of the total. Comparison of the loan loss allowances with the doubtful loans results in a coverage ratio of 272.8%, an improvement on the already high level of 252.5% recorded in 2005.

Total customer funds, on and off the balance sheet, came to €426 billion as of December 31, 2006, an increase of 5.9% over the €402 billion a year earlier (9.6% at constant exchange rates).

In 2006, most of the growth occurred in customer funds on the balance sheet, which rose 9.4% to €284 billion, compared to €259 billion as of December 31, 2005 (up 12.5% at constant rates). Of this figure, customer deposits accounted for €192 billion (up 5.3%, or 9.5% at constant rates), marketable debt securities accounted for €78 billion (up 23.6%) and subordinate liabilities (subordinate debt and preference shares) represented €14 billion (down 0.9%).

Customer funds off the balance sheet consist of mutual funds, pension funds and customers’ portfolios. As of December 31, 2006 they came to €142 billion, which was a 0.5% lower than a year earlier (€143 billion) although at constant exchange rates they increased 4.3%. Of this sum, Spain accounts for €76 billion, up 2.0% owing to customers’ preference for time deposits in 2006, rather than mutual funds. The other countries in which the Group operates accounted for the remaining €66 billion. The year-on-year decline of 3.1% (up 7.1% at constant exchange rates) is explained by the sale of Banc Internacional d’Andorra. As of December 31, 2005, this bank contributed €7,382 millions to these funds. On a like-for-like basis the amount actually increased 8.7% (21.7% at constant rates).

In Spain, the figure that best represents customer funds is the aggregate of domestic private-sector deposits (excluding repurchase agreements and other such accounts) plus mutual and pension funds. By the end of 2006, this figure had risen 11.5% year-on-year to €137 billion (especially deposits, which climbed 22.3% to €75 billion).

Of the above amount, current and savings accounts represent €48 billion (up 15.8%) and more stable funds (time deposits, pension funds and mutual funds) accounted for the remaining €89 billion (up 9.3%). As mentioned above, in 2006, customers were more interested in time deposits than mutual funds and this was reflected in the corresponding figures. Time deposits increased 35.5% to nearly €28 billion whereas mutual funds fell 1.8% to €45 billion. Pension funds grew 8.0% to €16 billion, especially individual plans, which increased 10.2%.

Domestic public-sector debits came to €7 billion as of December 31, 2006, affected negatively by the amounts allocated in the Treasury’s liquidity auctions. Excluding these amounts, the level is similar to the one in 2005.

In the case of non-resident customers, the aggregate figure used above for the domestic sector (deposits excluding repurchase agreements and other such accounts, plus mutual and pension funds) came to €134 billion, which was similar to December 31, 2005. At constant exchange rates, the amount increased 9.4%. As in recent quarters, cheaper deposits such as current and savings accounts led the way, rising 7.3% to €38 billion (up 18.0% at constant exchange rates).

Other, more stable funds fell 2.6% to €97 billion (up 6.4% at constant rates). Of these, pension funds accounted for €41 billion (up 5.1% at current exchange rates or 19.4% at constant rates) and mutual funds represented €13 billion (up 2.4% and 11.9%). Time deposits accounted for the remaining €43 billion, falling 10.3% (down 4.8% at constant exchange rates), affected by the strategy followed in Mexico. This encourages a shift to assets sold under repurchase agreements (which are accounted elsewhere) and to mutual funds.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

EXCEPTIONAL FACTORS

No exceptional factors shaped or conditioned the BBVA Group’s main businesses or markets. No unusual events of significance had a material impact on the BBVA’s annual accounts in 2006 or 2005.

BUSINESS PERFORMANCE / NEW PRODUCTS AND SERVICES

The breakdown of attributable net profit in 2006 by business segment is as follows: Retail Banking Spain and Portugal contributed €1,498 millions (up 13.8% on 2005), Wholesale Businesses, €1,282 millions (up 47.0%), Mexico and USA, €1,775 millions (up 29.6% in euros and 30.8% at constant exchange rates) with South America accounting for €509 millions (+34.4% at nominal exchange rates and 37.0% at constant rates). Corporate Activities accounted for losses of €329 millions (compared to losses of €132 millions in 2005).

Retail Banking in Spain and Portugal

	Thousands of Euros Retail Banking in Spain and Portugal
	2006	2005
NET INTEREST INCOME	2,865,005	2,623,068
Income by the equity method	752	892
Net fee income	1,588,617	1,456,420
Income from insurance activities	375,534	309,317
CORE REVENUES	4,829,908	4,389,698
Net trading income	72,180	54,777
ORDINARY REVENUES	4,902,088	4,444,474
Net revenues from non-financial activities	32,347	25,777
Personnel and general administrative expenses	(2,193,474)	(2,091,867)
Depreciation and amortization	(102,011)	(102,725)
Other operating income and expenses	13,657	43,274
OPERATING PROFIT	2,652,608	2,318,933
Impairment losses on financial assets	(355,547)	(328,229)
Loan loss provisions	(356,644)	(330,170)
Other	1,097	1,941
Provisions	(2,617)	(2,281)
Other income/losses	16,295	18,353
PRE-TAX PROFIT	2,310,740	2,006,775
Corporate income tax	(807,891)	(685,515)
NET PROFIT	1,502,849	1,321,260
Minority interests	(4,373)	(4,194)
NET ATTRIBUTABLE PROFIT	1,498,476	1,317,066

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

	Thousands of Euros Retail Banking in Spain and Portugal
	2006	2005
Customer lending (1)	118,113,013	99,804,281
Customer deposits (2)	63,479,068	52,701,542
Deposits	63,444,931	52,637,971
Assets sold under repurchase agreement	34,138	63,571
Off-balance-sheet funds	61,407,132	60,961,549
Mutual funds	44,824,240	45,609,071
Pension funds	16,582,892	15,352,478
Other placements	7,137,102	7,145,773
Customer portfolios	19,031,860	15,588,000
Total assets (3)	124,292,144	105,383,399
ROE (%)	35.6	34.6
Efficiency ratio (%)	43.4	45.1
Efficiency incl. Depreciation and amortization (%)	45.4	47.4
NPL ratio (%)	0.67	0.65
Coverage ratio (%)	264.5	275.6

(1)	Gross lending excluding NPLs.
(2)	Includes collection accounts and individual annuities.
(3)	Excluding insurance.

Increased marketing productivity was the main feature in this area for the second year running. It boosted business volume, net interest income (thanks to suitable pricing policies) and other revenues. Expenses remained under control and therefore the cost/income ratio improved further. Operating profit grew and was the main driver of net attributable profit, which came to €1,498 millions (up 13.8%). ROE stands at 35.6% (34.6% in 2005).

By year-end, lending to customers had grown 18.3% to €118,113 millions, with important contributions from the main segments. Residential mortgages were up 18.6%, consumer finance and credit cards 25.2% and lending to small businesses and the self-employed 23.3%. Despite the strong growth in consumer finance and credit cards, which would normally result in more defaults, the non-performing loan ratio remained low at 0.67% (0.65% as of December 31, 2005) and coverage is high, at 264.5% (275.6% as of December 31, 2005).

Customer funds came to €131,989 millions with a year-on-year increase of 9.3% (deposits were up 20.5%). Current and savings accounts rose 17.9% and the more stable deposits increased 7.3%. Time deposits were up 34.7% as customers shifted their preference from mutual funds, whose assets under management fell 1.7%.

The combination of these increases and an improvement in customer spreads (which had grown successively narrower since 2003) lifted net interest income to €2,865 millions (up 9.2%). Other revenues rose 11.9%. Net fee income was up 9.1% to €1,589m, insurance revenues increased 21.4% to €376 millions and net trading income rose 31.8%. As a result, ordinary revenues grew 10.3% to €4,902 millions.

The higher revenues helped the cost/income ratio to improve to 45.4% (47.4% in 2005) because expenses rose at a slower pace (4.6% including depreciation), despite adding 80 new branches in areas of greater growth (and closing others with less potential). As well, the evolution of income and expenses increases the operating profit by 14.4% up to €2,653 millions. Loan-loss provisions increased 8.0% and the main component was generic provisions related to higher lending.

During the fourth quarter the Group implemented a new structure in the retail banking branch network. The new structure consists of 7 regional departments and is designed to bring decision-making closer to the customer, to simplify intermediate and central structures and to strengthen sales management.

Retail customers were targeted through a series of new products. Housing access was facilitated by making the conditions of the Hipoteca Fácil (Easy Mortgage) more flexible and adapting them for the youth and immigrant segments. The range of consumer loans was strengthened with the Préstamo Inmediato PIDE (Immediate Loan ASK, available 24 hours a day through alternative channels such as ATMs, telephone banking and internet banking), the new Crédito Fácil (Easy Loan, approved quickly) and Credinómina (Payroll-loan), an interest-free

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

loan granted immediately and free of commissions tied to the Payroll Campaign. The BlueBBVA Program targeting young people was renewed (with offers such as the Youth Loan carrying zero interest). Marketing of new services such as BBVA health insurance, real estate, travel and hotel reservations services, among others, was initiated as part of the new business model development program.

Noteworthy developments in deposits include the two Quincenas del Ahorro (Savings Fortnights), Depósitos Crecientes (Growing Deposits), Triple 6 and Triple 10. On the investment fund side we would highlight the managed fund portfolios and the ongoing renewal of the range of new funds on offer, including BBVA Consolida Garantizado (BBVA Guaranteed), Garantizado Doble 10, (Double 10 Guaranteed), 106 Doble 10 (106 Double 10), Extra 10, 110 Ibex and 105 Ibex. In addition, BBVA was the first entity to be granted a regulatory permit to market the new product families approved in the last few months of 2006: traded funds (ETFs) on the Ibex 35, the Euro Stoxx 50 and the FTSE Latibex Top (in collaboration with the Wholesale Businesses area), hedge funds (BBVA Codespa Microfinanzas FIL) and venture capital funds of funds (BBVA Capital Privado).

In the business segment, we highlight the ICO Pymes 2006 SME line of financing, the 3x3 Business Campaign (marketing a range of credit accounts, leasing products, loans of various maturities and trade financing at competitive prices), the Préstamo Bienvenida (Welcome Loan) for new customers, the range of products designed to hedge interest rate risk (StockPyme) and the Business Pack (a transactional services package launched in November).

On another front, during the third quarter Telefónica, S.A. left the shareholder ranks of Uno-e, in accordance with existing agreements.

Wholesale Businesses

	Thousands of Euros Wholesale and Investment Banking
	2006	2005
NET INTEREST INCOME	1,031,627	1,017,415
Income by the equity method	283,160	51,115
Net fee income	491,491	424,980
Income from insurance activities	—	—
CORE REVENUES	1,806,278	1,493,510
Net trading income	641,987	447,551
ORDINARY REVENUES	2,448,265	1,941,061
Net revenues from non-financial activities	104,258	94,853
Personnel and general administrative expenses	(643,886)	(581,525)
Depreciation and amortization	(11,989)	(12,278)
Other operating income and expenses	15,701	28,643
OPERATING PROFIT	1,912,348	1,470,755
Impairment losses on financial assets	(322,444)	(269,223)
Loan loss provisions	(322,444)	(269,152)
Other	—	(71)
Provisions	(11,272)	5,177
Other income/losses	158,887	31,000
PRE-TAX PROFIT	1,737,519	1,237,709
Corporate income tax	(449,417)	(361,334)
NET PROFIT	1,288,103	876,374
Minority interests	(5,697)	(3,694)
NET ATTRIBUTABLE PROFIT	1,282,406	872,680

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

	Thousands of Euros Wholesale and Investment Banking
	2006	2005
Customer lending (1)	90,305,179	76,128,933
Customer deposits (2)	57,230,341	63,789,930
Deposits	46,831,691	46,838,587
Assets sold under repurchase agreement	10,398,651	16,951,344
Off-balance-sheet funds	2,248,710	2,154,716
Mutual funds	2,181,492	2,099,689
Pension funds	67,218	55,027
Other placements	—	—
Customer portfolios	491,000	2,909,000
Total assets (3)	195,049,807	176,939,514
ROE (%)	31.8	24.4
Efficiency ratio (%)	24.8	28.0
Efficiency incl. Depreciation and amortization (%)	25.2	28.6
NPL ratio (%)	0.22	0.29
Coverage ratio (%)	707.9	561.5

(1)	Gross lending excluding NPLs.
(2)	Includes collection accounts and individual annuities.
(3)	Excluding insurance.

In 2006 this area consolidated a business model that successfully provides it with steadily growing revenues. These helped to generate net attributable profit of €1,282 millions, an increase of 47.0% year-on-year and ROE rose to 31.8% (compared to 24.4% in 2005).

Lending grew 18.6% to €90,305 millions as of December 31, 2006 with solid contributions from all units, especially global businesses. Deposits stand at €46,832 millions, which is similar to 12 months earlier owing to declines in the markets unit and in business with international global customers.

Net interest income was up 1.4% (up 12.7% on purely banking business). Core revenues increased 20.9% on higher net fee income (up 15.7% year-on-year) aided by equity-accounted results (which were boosted by capital gains from the sale of shares in Gamesa via Corporación IBV). Net trading income grew 43.4% on greater cross-selling of products to customers. As a result, ordinary revenues rose 26.1% to €2,448 millions.

Operating profit grew faster than this, climbing 30.0% to €1,912 millions, because operating expenses including depreciation increased at a considerably lower pace (10.5%) than ordinary revenues. This meant the cost/income ratio improved 3.4 percentage points to 25.2%. Although non-performing loans have fallen from 0.29% at the end of 2005, to 0.22%, loan-loss provisions increased €53 millions on higher generic provisions related to increased lending. Coverage rose 146 points to 707.9%. Divestment of holdings, in accordance with the area’s investment strategy, also helped to generate pre-tax profit of €1,738 millions (up 40.4% compared to 2005).

A new Corporate Banking business model was introduced to meet the needs of Spanish SMEs, large companies and institutions. The new model marks a simplification of the central structure, the creation of 7 new regional departments and the addition of 26 new offices to the branch network (6 in corporate and 20 in institutions). In 2006, the Group led the market again by marketing the ICO-Pymes line of financing for small businesses. It formalised two new lines with the European Investment Bank (€200 millions apiece to finance SME and regional government investment projects) as well as launching the BEC Markets Plan to reinforce the sale of cash management and capital markets products to network clients. The BBVA net cash electronic banking system was also extended to the branch offices abroad.

In Global Businesses, the business continues to be increasingly international. The foreign network made a greater overall contribution as did international customers. The Group played a noteworthy role worldwide in infrastructure financing and trade finance. In domestic cash management businesses, the Group was a pioneer in the Spanish market when it was the first to launch traded funds (ETFs) on national and international indices. It also led the IPO league tables thanks to its role as global coordinator of the Bolsas y Mercados Españoles, Técnicas Reunidas and Vocento IPOs. BBVA extended its product range targeted at institutional customers with the addition of hedge funds thanks to the creation of Próxima Alfa (51%-owned by BBVA).

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

As part of the Group’s strategy to increase its presence in Asia, it reached an agreement to acquire 5% of China Citic Bank (CNCB), headquartered in Beijing and 15% of Citic International Financial Holdings, headquartered in Hong Kong. The bank also opened a branch in Singapore and agency offices in Taipei, Seoul and Sydney and struck agreements with banks in China, India and the Philippines to carry emigrant money transfers.

On another front the Business Projects unit was transformed into a venture capital manager operating under the Valanza brand. During the year it began operations in Mexico.

Mexico and USA

	Thousands of Euros Mexico and USA
	2006	2005
NET INTEREST INCOME	3,535,013	2,678,277
Income by the equity method	(2,109)	(24)
Net fee income	1,389,794	1,211,898
Income from insurance activities	304,783	228,671
CORE REVENUES	5,227,481	4,118,822
Net trading income	195,966	167,706
ORDINARY REVENUES	5,423,447	4,286,528
Net revenues from non-financial activities	(4,178)	(2,595)
Personnel and general administrative expenses	(1,945,609)	(1,737,009)
Depreciation and amortization	(125,997)	(138,248)
Other operating income and expenses	(117,008)	(105,586)
OPERATING PROFIT	3,230,655	2,303,089
Impairment losses on financial assets	(685,332)	(314,964)
Loan loss provisions	(672,204)	(288,638)
Other	(13,128)	(26,326)
Provisions	(72,680)	(50,646)
Other income/losses	42,734	(7,995)
PRE-TAX PROFIT	2,515,378	1,929,484
Corporate income tax	(738,578)	(556,044)
NET PROFIT	1,776,799	1,373,440
Minority interests	(2,026)	(3,574)
NET ATTRIBUTABLE PROFIT	1,774,773	1,369,866

	Thousands of Euros Mexico and USA
	2006	2005
Customer lending (1)	31,328,586	25,185,435
Customer deposits (2)	43,306,970	40,969,714
Deposits	36,791,331	34,910,483
Assets sold under repurchase agreement	6,515,640	6,059,231
Off-balance-sheet funds	18,477,848	16,977,135
Mutual funds	9,852,848	8,115,135
Pension funds	8,625,000	8,862,000
Other placements	3,293,560	2,235,125
Customer portfolios	6,941,000	5,713,000

Total assets (3)	69,288,564	66,983,799

ROE (%)	46.7	44.2
Efficiency ratio (%)	35.9	40.5
Efficiency incl. Depreciation and amortization (%)	38.2	43.8
NPL ratio (%)	2.19	2.24
Coverage ratio (%)	248.9	251.3

(1)	Gross lending excluding NPLs.
(2)	Includes collection accounts and individual annuities.
(3)	Excluding insurance.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

In 2006 the Mexican peso and the US dollar weakened against the euro. This had a negative impact on the year-on-year comparatives for the area’s balance sheet. However, average exchange rates over the year depreciated less, and thus the final impact on the income statements in euros was lower. The charts below show year-on-year change at constant exchange rates. All comments refer to these rates, as they are most significant when analysing the business performance.

The area generated an attributable profit of €1,775 millions in 2006, 30.8% up on the previous year, and a return on equity of 46.7% (as against 44.2% ROE in 2005).

High year-on-year growth in the area’s lending and customer funds (40.6% and 24.50% respectively) are reflected in the net interest income, which rose 33.3%. Along with fee and insurance income (18.8%), it was the main driver of the 2006 ordinary revenues at €5,423 millions (+27.8%).

Despite higher activity, expenses grew slower than revenues (up 11.6% including depreciation). Thus the cost-income ratio improved to 38.2% (from 43.8% in 2005) and operating profit rose 41.7% to €3,231millions.

The ratio for non-performing loans stood at 2.19% on December 31, 2006 (2.24% a year earlier) with 248.9% coverage. However, the aforementioned increase in lending activity drove a 135.2% increase in loan-loss provisions to €672 millions, influenced by those calculated collectively as since July 2005 the Group has been provisioning for its consumer and mortgage loan portfolios on the basis of expected losses.

In Mexico, the Group invested to expand its branch network, ATMs and point of sale terminals. Other projects were designed to increase service quality and enabled a reduction in customer waiting time. All this boosted commercial productivity.

In retail banking the number of different kinds of loans was noteworthy. Almost 4 million new credit cards were issued by BBVA Bancomer and Finanzia. New credit card products were introduced such as the Bancomer platinum card, marketed to VIP clients, and the Tarjeta 40, the first prepaid card to be marketed to young people. In consumer lending, the marketing of car loans, the Creditón Nómina (Payroll Loan) and the Crédito Inmediato Bancomer (Bancomer Immediate Loan) at retail establishments is worth highlighting. In mortgage lending, the Group cemented its leadership position by continuing to innovate. For example, it introduced products such as the Hipoteca Binacional (Bi-national Mortgage) in collaboration with the Laredo National Bank, the Hipoteca Cambio de Casa (Change House Mortgage) and two programs together with the Mexican Institute of Workers’ (ISSSTE) Housing Fund.

The Libretón (Savings Book) stands out in the low-cost deposit segment. The Special Anniversary Fortnight marked the celebrations of its 10-year launch anniversary. Meanwhile, investment funds performed well, underpinned by distribution through the retail network and the design of special new products.

In the SME business, the number of customers taking out loans increased thanks to enhanced service and more flexible loan granting by delegating greater approval autonomy to the branch level. The Group continued to raise money for large companies in the fixed income markets (with BBVA Bancomer acting as lead placement agent) and through derivative products.

The Group made progress on its strategy of establishing a franchise in the US with the incorporation of the Texas Regional Bancshares Inc. in November and the State National Bank at the beginning of 2007. In the US, the Group is structured into five lines of business: banking in Texas through Laredo National, Texas National and State National; banking in Puerto Rico via BBVA Puerto Rico; money transfers through Bancomer Transfer Services (BTS), the leader in transfers between the US and Mexico, a service which has now been extended to the rest of Latin America, China, India and the Philippines; BBVA Bancomer USA, a bank franchise in California targeting first generation immigrants with basic products and services, and BBVA Finanzia USA, a business unit specialised in consumer financing and credit card issuance.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

South America

	Thousands of Euros South America
	2006	2005
NET INTEREST INCOME	1,310,464	1,039,113
Income by the equity method	2,598	(1,383)
Net fee income	814,943	694,942
Income from insurance activities	(5,607)	5,418
CORE REVENUES	2,122,398	1,738,090
Net trading income	282,358	156,573
ORDINARY REVENUES	2,404,756	1,894,663
Net revenues from non-financial activities	82	8,588
Personnel and general administrative expenses	(1,103,151)	(932,873)
Depreciation and amortization	(92,717)	(68,723)
Other operating income and expenses	(46,133)	(40,395)
OPERATING PROFIT	1,162,836	861,260
Impairment losses on financial assets	(149,470)	(79,658)
Loan loss provisions	(151,331)	(70,671)
Other	1,861	(8,987)
Provisions	(58,722)	(78,025)
Other income/losses	316	14,110
PRE-TAX PROFIT	954,960	717,687
Corporate income tax	(229,135)	(165,519)
NET PROFIT	725,825	552,169
Minority interests	(216,756)	(173,276)
NET ATTRIBUTABLE PROFIT	509,069	378,893

	Thousands of Euros South America
	2006	2005
Customer lending (1)	17,365,538	15,018,433
Customer deposits (2)	22,772,734	21,022,982
Deposits	21,666,754	19,864,273
Assets sold under repurchase agreement	1,105,980	1,158,710
Off-balance-sheet funds	33,446,899	30,978,438
Mutual funds	1,574,899	1,299,438
Pension funds	31,872,000	29,679,000
Other placements	—	—
Customer portfolios	—	—

Total assets (3)	29,390,918	27,349,854

ROE (%)	31.8	30.1
Efficiency ratio (%)	45.9	49.0
Efficiency incl. Depreciation and amortization (%)	49.7	52.6
NPL ratio (%)	2.67	3.67
Coverage ratio (%)	132.8	109.3

(1)	Gross lending excluding NPLs.
(2)	Includes collection accounts and individual annuities.
(3)	Excluding insurance.

The incorporation of Granahorrar in Colombia (December 2005) and Forum in Chile (May 2006) affects the year-on-year comparisons on the area’s financial statements, as does the depreciation of the Latin American currencies vis-à-vis the euro in 2006, with a greater impact on the balance sheet than on the income statement.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

As a result, in the analysis provided below all the year-on-year percentages are presented in constant currency terms.

Net attributable profit came to €509 millions, rising 37.0% compared to the previous year. As a result, ROE (return on equity) now stands at 31.8% (30.1% at the end of 2005).

Lending was particularly positive and 2006 ended with total loans of €17,366 millions, a rise of 28.8% year-on-year. Unlike previous years, this time it was buoyant demand from private individuals (in mortgages, consumer finance and credit cards) and from small businesses that was the decisive factor driving growth. In fact, year-on-year, the combined growth of these segments was 35%. Deposits (customer deposits and investment funds) reached €24,348 millions, up 21.0% year-on-year, with noteworthy growth in lower cost products, where the bank had placed the spotlight in an attempt to shore up spreads.

The higher level of business had an extremely positive effect on volumes. Thus in 2006, net interest income increased 28.4% to €1,310 millions. Together, they rose 17.2% year-on-year to €809 millions. The stability in the financial markets had a positive impact on net trading income, which jumped 85.5% to €282 millions. Because of this strong performance, ordinary revenues rose to €2,405 millions (up 29.1%).

Operating expenses grew 21.5% during the year owing to the sharp increase in business at all units and an increase in the pensions sales force. The relatively high inflation in two main countries (Argentina and Venezuela) and the addition of Granahorrar and Forum also contributed to the rise in costs. Despite this, expenses grew less than revenues and so the cost/income ratio improved to 49.7% (52.6% a year earlier). As a result, operating profit surged 37.4% to €1,163 millions.

The favourable economic environment and prudent risk management helped to prevent the buoyant activity in lending from impairing loan quality. In fact, the area’s non-performing loan ratio improved substantially to 2.67%, compared to 3.67% a year earlier. Therefore the increase in loan-loss provisions (€151 millions and more than double the 2005 figure) was the result of generic provisions caused by the sharp rise in business volumes. As a result, coverage of non-performing loans rose to 132.8% as of December 31, 2006 (109.3% a year earlier).

Looking at the main banking entities in the region, BBVA Banco Francés reduced its exposure to the public sector in Argentina, focusing its lending activity on the private sector, particularly retail loans. BBVA Chile launched the new 2006-2009 “CxC” strategic plan. Under the framework of this plan, the bank’s positioning in the consumer lending segment was reinforced with the expansion of the BBVA Express network and the acquisition of 51% of Forum, an entity specialised in car loans.

In Colombia, we would highlight the merger between BBVA Colombia and Granahorrar undertaken at the beginning of May and completed at the operating level in November, reinforcing the Group’s position in the mortgage market. The growth in all lines of lending and in lower cost deposits was noteworthy in BBVA Banco Continental de Perú, while at Banco Provincial de Venezuela the lending portfolio was diversified to prioritize the retail business, particularly consumer lending and credit cards with products such as the Instant Payroll Loan, a first of its kind in Venezuela.

In the actuarial business, the intense level of competition in most countries with the advent of new competitors triggered increases in sales forces and downward pressure on income at the pension managers. It was a better year for insurance and progress was made in all business lines, especially in the banc assurance segment.

Corporate Activities

	Thousands of Euros Corporate Activities
	2006	2005
NET INTEREST INCOME	(367,971)	(149,904)
Income by the equity method	23,247	70,895
Net fee income	50,035	151,755
Income from insurance activities	(24,279)	(56,483)
CORE REVENUES	(318,968)	16,264
Net trading income	841,048	440,571
ORDINARY REVENUES	522,080	456,835
Net revenues from non-financial activities	(1,151)	(844)
Personnel and general administrative expenses	(444,301)	(419,445)
Depreciation and amortization	(139,484)	(126,718)
Other operating income and expenses	(12,487)	(40,780)

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

OPERATING PROFIT	(75,343)	(130,952)
Impairment losses on financial assets	9,243	137,747
Loan loss provisions	25,956	145,551
Other	(16,713)	(7,804)
Provisions	(1,192,914)	(328,406)
Other income/losses	770,753	21,710
PRE-TAX PROFIT	(488,261)	(299,902)
Corporate income tax	165,720	247,231
NET PROFIT	(322,541)	(52,671)
Minority interests	(6,304)	(79,409)
NET ATTRIBUTABLE PROFIT	(328,845)	(132,080)

Year-on-year changes in the area’s net interest income continued to reflect the narrower spread on the portfolios due to higher interest rates. The sale of the stake in Banca Nazionale de Lavoro, S.p.A. in May lowered the total figure booked under the equity method. Net trading income (€841 millions) notably includes the €523 millions capital gains from disposal of the Repsol YPF, S.A. holding. All income and expense lines items are also affected by the sale of the Group’s stake in the Banc Internacional d’Andorra in April. All this led to a negative operating profit of -€75 millions in 2006 as against the -€131millions from 2005.

Below the operating-profit line, allocations to provisions were raised by higher charges for early retirements, which includes a special charge of €777 millions booked in the fourth quarter for a plan to transform the branch network in Spain and those derived from the changes in the organization announced in December. This brought total allocations up to €1,054 millions over the year, as against €288 millions in 2005. Also significant was the rise in Other income/losses. These included earnings from the sale of holdings in Banca Nazionale del Lavoro, S.p.A. (€568 millions) and Banc Internacional d’Andorra (€183 millions) in 2006, whereas in 2005 no significant disposals were booked to this item.

Apart from the tax impact of these disposals, an extraordinary €457 millions charge reflected the adjustment of the Group’s tax shield to the lower corporation-tax rates applicable as of 2007 under new tax regulations, their positive impact will be felt as of 2007, when rates drop to 32.5% in 2007 and 2008 when they will reach 30%. Currently, the corporation tax rates is 35%. The area’s net attributable profit in 2006 thus came down to negative -€329 millions, as against -€132 millions in 2005.

SIGNIFICANT CONTRACTS

The Group is not aware of the signature of any material contracts other than those executed during the Bank’s ordinary course of business during the two years immediately ending December 31, 2006.

Nor is the Group aware that the Bank or any of the Group’s subsidiaries have entered into contracts that could give rise to material liabilities for the Group.

DEPENDENCE ON PATENTS, LICENSES OR SIMILAR

At the time of preparing the accompanying consolidated annual accounts, the BBVA Group is not materially dependent on the issuance of patents, licences, industrial, mercantile or financial contracts or on new manufacturing processes in carrying out its business purpose.

GROUP CAPITAL

According to the rules of the Bank for International Settlements (BIS), the capital base of the BBVA Group at the end of 2006 was €30,164 millions an increase of 15.8% compared to 2005. Risk-weighted assets increased16.4% in 2006 to €252,373 millions. Therefore, the capital base surplus, in excess of the 8% of risk-weighted assets required by the rules, was €9,974 millions, an increase of 14.7% since the end of 2005.

This means the BIS ratio stands at 12.0%, in December 2005.

In November, the BBVA Group increased share capital by €3,000 millions, which it placed entirely with institutional investors. It issued 161,117,078 new shares at €18.62 per share. This capital has considerably increased the bank’s capital adequacy, particularly the core capital ratio, which measures the high quality equity applicable to banks.

As of December 31, 2006, core capital stands at €15,549 millions, after increasing 28.0% during the 2006. This is 6.2% of risk-weighted assets, compared to 5.6% as of December 31, 2006.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

After adding preference shares, Tier I capital came to €19,574 millions at the end of 2006. This amount is 7.8% of risk-weighted assets (7.5% as of December 31, 2005). The ratio of preference shares to core equity, in accordance with the BIS rules, fell to 20.6% (25.4% as of December 31, 2005)

Other eligible capital, which mainly consists of subordinate debt and revaluation reserves, amounted to €10,591 millions. Thus, Tier II came to 4.2% (4.5% as of December 31, 2005).

	Millions of Euros
ASSETS	2006	2005
CAPITAL (TIER I)	19,573	16,279
Capital	1,740	1,662
Reserves	13,694	9,517
Minority interests	705	889
Deductions	(5,327)	(3,723)
Net attributable profit	4,736	3,806
Preference shares	4,025	4,128
OTHER ELIGIBLE CAPITAL (TIER II)	10,591	9,766
Subordinated debt	8,783	7,996
Valuation adjustments and other	1,842	2,563
Deductions	(34)	(793)
CAPITAL BASE (TIER I + TIER II) (a)	30,164	26,045
Minimum capital requirement (BIS Regulation)	20,190	17,351
CAPITAL SURPLUS	9,974	8,694

MEMORANDUM
Risk weighted assets (b)	252,373	216,890

BIS RATIO (%) (a)/(b)	12.0	12.0
CORE CAPITAL	6.2	5.6
TIER I (%)	7.8	7.5
TIER II (%)	4.2	4.5

CAPITAL STOCK AND TREASURY SHARES

As of December 31, 2006, the capital of Banco Bilbao Vizcaya Argentaria, S.A. amounted to €1,740,464,869.29, and consisted of 3,551,969,121 fully subscribed and paid registered shares of €0.49 par value each.

All the shares of BBVA, S.A. carry the same voting and dividend rights and no single shareholder enjoys special voting rights.

All the shares represent an interest in the Bank’s capital.

In November 2006 capital was increased through the issuance of 161,117,078 new shares with a par value of €0.49 each and a share premium of €18.13 per share.

The shares of Banco Bilbao Vizcaya Argentaria, S.A. are quoted on the computerized trading system of the Spanish stock exchanges and on the New York, Frankfurt, London, Zurich, Milan and Mexico stock market.

BBVA Banco Francés, S.A. is listed on the Latin-American market of the Madrid Stock Exchange. American Depositary Shares (ADSs) quoted in New York are also traded on the Lima (Peru) Stock Exchange, by virtue of an exchange agreement entered into between these two markets.

Also, as of December 31, 2006, the shares of BBVA Banco Continental, S.A., Banco Provincial C,A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Francés, S.A. and AFP Provida were quoted on their respective local stock markets and, in the case of the last two entities, on the New York Stock Exchange.

As of December 31, 2006, no individual shareholder owned more than 5% of the capital of the Bank. However, at the date of filing of this registration document, Chase Nominees Ltd. And State Street Bank and Trust Co., in their capacity as international depositary banks, held more than 5%.

BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

BBVA has not been notified of the existence of any side agreements that regulate the exercise of voting rights at the Bank’s General Meetings, or which restrict or place conditions upon the free transferability of BBVA shares. Neither is the Bank aware of any agreement that might result in changes in the control of the issuer.

The BBVA Group has not issued any convertible and/or exchangeable debentures or any warrants on BBVA shares.

At the Annual General Meeting on February 28, 2004 the shareholders resolved to delegate to the Board of Directors, in accordance with Article 153.1.b) of the Spanish Corporations Law, the power to increase capital, on one or several occasions, by a maximum par value equal to 50% of the Company’s subscribed and paid capital at the date of the resolution, i.e. €830,758,750.54. The legally stipulated year within which the directors can carry out this increase is five years.

In addition to the aforementioned resolutions, at the Annual General Meetings held in February 2005 and in February 2004, the shareholders authorized the Board of Directors, for a year of five years, to issue fixed-income securities of any class or type, up to a maximum of €121,750 million.

As of December 31, 2006, there were no significant capital increases in progress at any of the Group companies.

In 2006 and 2005 the Group companies performed the following transactions involving Bank shares:

	Number of shares	Thousands of Euros
Balance as of December 31, 2004	2,873,964	35,846
+ Purchase	279,496,037	3,839,510
-Sales	(274,760,734)	(3,756,669)
+/- Others	—	(5,976)
-Derivatives over BBVA shares	—	(16,390)

Balance as of December 31, 2005	7,609,267	96,321

+ Purchase	338,017,080	5,677,431
-Sales	(337,319,748)	(5,639,506)
+/- Others	(394)	(1,361)
-Derivatives over BBVA shares	—	14,373

Balance as of December 31, 2006	8,306,205	147,258

The average purchase price of the Bank’s shares in 2006 was €16.80 per share and the average selling price of the Bank’s shares in 2006 was €16.77 per share.

The net gains or losses on transactions with shares issued by the Bank were recognised in equity under the heading “Stockholders’ Equity-Reserves” of the consolidated balance sheet. As of December 31, 2006, the gains on transactions involving treasury shares amounted to €17,131 thousand.

The Bank and certain consolidated instrumentality companies held 8,306,205, and 7,609,267 shares of Banco Bilbao Vizcaya Argentaria S.A. as of December 31, 2006 and 2005, respectively, representing 0.234% and 0.2244% of share capital outstanding in 2006 and 2005, respectively. The carrying amount of these shares was €147 million and €96 million as of December 31, 2006 and 2005, respectively. In 2006 the Group’s treasury shares ranged between a minimum of 0.020% and a maximum of 0.858% of share capital (between 0.07% and 0.66% in 2005).

DATE	ENTITY	NUMBER OF SHARES	% TREASURY SHARES
	BBVA	2,462,171	0.069%
	Corporación General Financiera	5,827,394	0.164%
	Others	16,640	0.000%

December 31, 2006	Total	8,306,205	0.234%

	BBVA	3,099,470	0.091%
	Corporación General Financiera	4,420,015	0.130%
	Others	89,782	0.003%

December 31, 2005	Total	7,609,267	0.224%

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

SHARES HELD BY MEMBERS OF THE BOARD OF DIRECTORS AND OF THE MANAGEMENT COMMITTEE

DIRECTORS	DIRECT SHARES		INDIRECT SHARES		TOTAL
NAME	Number	%/Capital	Number	%/Capital	Number	%/Capital
Francisco González Rodríguez	2,336	0.0001	1,376,814	0.0388	1,379,150	0.0388
José Ignacio Goirigonzalez Tellaeche	480	0.0000	434,680	0.0122	435,160	0.0123
Tomás Alfaro Drake	7,800	0.0002	—	0.0000	7,800	0.0002
Juan Carlos Álvarez Mezquíriz	30,530	0.0009	—	0.0000	30,530	0.0009
Richard C. Breeden	30,000	0.0008	—	0.0000	30,000	0.0008
Ramón Bustamante y de la Mora	10,139	0.0003		0.0000	10,139	0.0003
José Antonio Férnandez Rivero	50,000	0.0014	—	0.0000	50,000	0.0014
Ignacio Ferrero Jordi	2,566	0.0001	51,300	0.0014	53,866	0.0015
Román Knörr Borrás	26,500	0.0007	4,500	0.0001	31,000	0.0009
Ricardo Lacasa Suárez	8,928	0.0003	—	0.0000	8,928	0.0003
Carlos Loring Martínez de Irujo	9,149	0.0003	—	0.0000	9,149	0.0003
José Maldonado Ramos	11,537	0.0003	—	0.0000	11,537	0.0003
Enrique Medina Fernández	28,391	0.0008	1,065	0.0000	29,456	0.0008
Susana Rodríguez Vidarte	10,838	0.0003	2,088	0.0001	12,926	0.0004
Telefónica de España, S.A.	—	0.0000	36,215,330	1.0196	36,215,330	1.0196

Total	229,194	0.0065	38,085,777	1.0722	38,314,971	1.0788

DIRECTORS	DIRECT SHARES		INDIRECT SHARES		TOTAL
NAME	Number	%/Capital	Number	%/Capital	Number	%/Capital
Eduardo Arbizu Lostao	4,000	0.00011	—	—	4,000	0.00011
Juan Asua Madariaga	7,104	0.00020	118,086	0.00332	125,190	0.00352
Javier Ayuso Canals	1,223	0.00003	—	—	1,223	0.00003
José Andrés Barreiro Hernández	6,463	0.00018	—	—	6,463	0.00018
Javier Bernal Dionis	1,180	0.00003	—	—	1,180	0.00003
Ángel Cano Fernández	67,058	0.00189	—	—	67,058	0.00189
Ignacio Deschamps	2,000	0.00010	—	—	2,000	0.00010
José María García Meyer-Dohner	10,495	0.00030	—	—	10,495	0.00030
Manuel González Cid	13,249	0.00037	—	—	13,249	0.00037
Jaime Guardiola Romojaro	360	0.00001	—	—	360	0.00001
José Maldonado Ramos	11,537	0.00032	—	—	11,537	0.00032
Vicente Rodero Rodero	34,547	0.00097	300	0.00001	34,847	0.00098
Ignacio Sánchez-Asiain Sanz	43,476	0.00122	—	—	43,476	0.00122
José Sevilla Alvarez	6,350	0.00018	610	0.00002	6,960	0.00020
Total	209,042	0.00583	118,996	0.00335	328,038	0.00918

DISTRIBUTION OF PROFIT

In 2006 the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to pay the shareholders three interim dividends out of 2006 profit, amounting to a total of €0.396 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2006, net of the amount collected and to be collected by the consolidable Group companies, was €1,362,700 thousand and is recorded under “Equity-Dividends and Remuneration” in the related consolidated balance sheet. The last of the aforementioned interim dividends, which amounted to €0.132 gross per share and was paid to the shareholders on January 10, 2007, was recorded under the heading “Financial Liabilities at Amortised Cost – Other Financial Liabilities” in the consolidated balance sheet as of December 31, 2006

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The provisional accounting statements prepared in 2006 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the interim dividends were as follows:

	Thousands of Euros
	31-05-2006 Dividend 1	31-08-2006 Dividend 2	30-11-2006 Dividend 3
Interim dividend -
Profit at each of the dates indicated, after the provision for income tax	1,535,235	2,376,266	2,244,779
Less -
Estimated provision for Legal Reserve	—	—	(15,789)
Interim dividends paid	—	(447,592)	(895,184)
Maximum amount distributable	1,535,235	1,928,674	1,333,806
Amount of proposed interim dividend	447,592	447,592	468,861

The Bank’s Board of Directors will propose to the shareholders at the Annual General Meeting that a final dividend of €0.241 per share be paid out of 2006 income. Based on the number of shares representing the share capital as of December 31, 2006, the final dividend would amount to €856,025 thousand and profit would be distributed as follows:

Thousands of Euros
Net profit for 2006	2,439,825
Distribution:
Dividends
- Interim	1,364,045
- Final	856,025
Legal reserve	15,789
Voluntary reserves	203,966

The distribution of profit per share during 2006 and 2005 is as follows:

	First interim	Second interim	Third interim	Final	Total
2005	0.115	0.115	0.115	0.186	0.531
2006	0.132	0.132	0.132	0.241	0.637

RISK MANAGEMENT

THE RISK MANAGEMENT SYSTEM AT BBVA

The BBVA Group considers risk management to be an intrinsic part of the banking business and a source of its competitive advantage. In a diversified, internationally active group, the appropriate identification, measurement and valuation of the various types of risk is of key importance if it is to expand its business in keeping with the desired risk profile and guarantee the sustainability thereof in the medium and long term.

The basic objectives of the BBVA Group risk management system are to cater for the specific needs of customers and to assure the Group’s solvency, in keeping with the expectations of the risk profile approved as part of its business strategy.

Basel II

In tandem with the process of integrating further the risk management and business decision-making functions, the Group is entering into the final stage of adaptation to Basel II. From the outset, the Group has opted to use the most advanced models for both credit and operational risk (it already has an internal market risk model to calculate capital utilization which has been approved by the Bank of Spain).

In accordance with timetable established by the regulators, in 2006 the Group submitted the mandatory documentation on the models being presented by it for validation.

In this matter the Group is collaborating actively with the supervisors in general, especially with the Bank of Spain and the National Banking and the Securities Commission of Mexico (CNBV for its initials in Spanish) to make consistent and coordinated progress on the process of validating advanced models in accordance with timeframe set forth and due for completion by December 2007.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

CREDIT RISK MANAGEMENT

Evolution of credit risk exposure and quality

As of December 31, 2006, the Group’s maximum credit risk exposure was €495,559 million, 8.8% higher than at year-end 2005. By business segment, 32.9% of exposure was concentrated in Retail Banking Spain and Portugal, 44.6% in Wholesale Businesses, 16.8% in Mexico and USA and 5.8% in South America.

Customer lending risk exposure (61.6% of the total, including contingent liabilities) and third-party liabilities (19.8%) increased by 21.0% and 15.6%, respectively, while the potential exposure to lending risk in market activities, including potential exposure from derivatives, which accounts for 18.6% of the total, fell by 22.0%.

	Thousands of Euros
	2006	2005
Retail Banking in Spain and Portugal	122,764,069	103,715,767
Wholesale and Investment Banking	128,773,501	103,458,782
Mexico and USA	36,027,166	29,589,465
South America	19,735,393	17,178,975
Subtotal Areas	307,300,129	253,942,989
Corporate Activities	(2,050,458)	(1,668,367)
Total	305,249,671	252,274,622

During the year the Group’s geographic risk exposure was affected by the depreciation of the Latin American currencies relative to the euro and the incorporation of the Texas Regional Bancshares Inc. The combined effect of these two factors together with that of organic growth was to leave the geographic breakdown of risk exposure similar in 2006 to that of 2005: Spain (including foreign branches, essentially in Europe) accounted for 79.7% of total exposure while the rest of Europe accounted for 2.0% (very evenly broken down between the wholesale and retail businesses), while exposure to the Americas represented 18.3%, of which the vast majority (75.8%) was accounted for by investment grade countries.

Throughout 2006 BBVA remained vigilant in its efforts to drive down the volume of doubtful loans (€2,531 millions as of December 31, 2006, of which €40 millions relate to doubtful contingent exposures). As a result, and despite the sharp growth in lending, doubtful loans rose by just 6.3% without an accompanying increase in the flow of loans becoming non-performing, which fell to 13.9% of critical mass (doubtful balances plus new entries for the year), compared to 15.9% in 2005.

By business area, doubtful loans fell in Wholesale Businesses and South America, underpinned by the performance of net entries. Mexico was affected by the sharp increases in consumer lending and credit card issuance which, albeit profitable, are characterized by higher default rates. Doubtful loans in Retail Banking in Spain and Portugal rose as a result of the sharp increases in risk exposure recorded in all segments, most notably consumer lending products.

The Group’s NPL ratio was cut by 11 basis points in 2006 to 0.83%, the result of the strong growth in credit risk offset by the containment of doubtful balances. The NPL ratio in South America fell a noteworthy 100 basis points (to 2.67%). The NPL ratio in Mexico and USA, although affected by the consolidation of the Texas Regional Bancshares and by sharp growth in consumer lending and credit card volumes, also fell 5 basis points (to 2.19%), while the NPL in Wholesale Businesses fell 7 basis points (to an historic low of 0.22%). Retail Banking in Spain and Portugal, despite the shift in the structure of investment, managed to post a virtually flat NPL ratio.

Provisioning for credit risk in the consumer lending portfolio rose 14.8% to €6,905 millions reflecting an increase in generic provisioning triggered by the sharp growth in lending. The increase in provisioning was uniform across all business areas resulting in an improvement in the BBVA Group’s coverage ratio (to 272.8%) with strong ratios across all the board as depicted in the table below:

	Thousands of Euros Provisioning for credit risk
	2006	2005
Retail Banking in Spain and Portugal	2,181,396	1,852,917
Wholesale and Investment Banking	1,966,907	1,703,393
Mexico and USA	1,963,722	1,666,197
South America	698,578	689,390
Corporate Activities	94,855	103,097
Total	6,905,458	6,014,994

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

MARKET RISK MANAGEMENT

Risk management in market areas

In 2006 the BBVA Group’s market exposure continued to fall to very moderate levels and ended the third quarter with weighted average utilisation of limits of 39%.

The monthly evolution of market risk in 2006 was as follows:

By geographical area, at 2006 year-end 68.3% of the market risk related to banking in Europe and the United States and 31.7% to the Group’s Latin-American banks. Of this latter figure, 21.2% is concentrated in Mexico and 10.4% in the BBVA Group’s other Latin-American banks.

The back-testing performed using management results for the BBVA, S.A.’s market risk in 2006, which consisted of comparing for each day the results on the positions with the level of risk estimated by the model, confirms the correct functioning of the risk management model.

OPERATIONAL RISK

In 2006, BBVA made significant progress in rolling out its operational risk tools in order to qualify for the advanced management model as defined by Basel convergence criteria.

CORPORATE GOVERNANCE

BBVA complies with prevailing Spanish legislation in corporate governance matters. So, in accordance with the provisions of article 116 of the Spanish Securities Market Law, enacted by Law 26/2003, dated July 17, the Group has prepared a corporate governance report for 2006 following the content guidelines set down in Order ECO 3722/2003 dated December 26 and in CNMV (Spanish securities regulator) Circular 1/2005, dated March 17, including a section detailing the degree to which the Bank is compliant with existing corporate governance recommendations in Spain.

In addition, all the disclosure required by article 117 of the Spanish Securities Market Law, as enacted by Law 26/2003 and by Order ECO 3722/2003 dated December 26 can be accessed on BBVA’s webpage (www.bbva.es) in the section entitled “Corporate Governance”

The following information, among other items, can be viewed on the BBVA webpage:

•	The BBVA Corporate Bylaws.

•	The General Shareholders’ Meeting Regulations

•	The Board of Directors Regulations

•	The Audit and Compliance Committee Regulations

•	The Risk Committee Regulations

•	Annual reports

•	The Securities Markets Code of Conduct

•	Corporate Governance Annual Reports

•	Documentation related to the ordinary and extraordinary general meetings of BBVA.

•	Significant events

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

RESEARCH AND DEVELOPMENT

Innovation is one of the key ways in which BBVA differentiates itself and is the means to accessing new segments, tapping new financial solutions and entering into related non-financial businesses.

BBVA’s approach to innovation was marked in 2006 by the development of a decentralized model that empowers the individual business units with spearheading their innovation strategies and endows them with total autonomy to execute the resulting programs.

As a result of the new organizational Group structure defined at the end of 2006, BBVA set up a corporate “Innovation and Development” department with the aim of designing a corporate framework to guide the business units’ strategies in innovation. The new unit has defined two new lines of activity: customer and market analysis and business development leveraging the network. The idea is to get closer to our customers, based on technical analysis of trends and behavior.

In addition, BBVA has set up a top-level Innovation Committee with the aim of promoting the innovation and transformation strategy throughout the Group. The launch of this committee, a first in the banking sector, represents a new step forward for the Group in its strategy of getting closer to the end customer by garnering more in-depth knowledge of his or her present and future needs.

ENVIRONMENTAL INFORMATION

The environmental impacts of a financial services group such as BBVA are basically of two kinds:

•	Direct impacts: arising from the consumption of energy and raw materials (paper consumption, air-conditioning systems in buildings, waste management, etc.).

•	Indirect impacts: resulting from the Group’s risk policy (granting of loans to projects that might damage the environment) and the creation and marketing of products and services.

The Environmental Policy approved by the Group in 2003 addresses both direct and indirect impacts. This policy is implemented through an advanced Environmental Management System which, based on ISO 14001, promotes an integral mechanism for ongoing improvement that is applicable to the entire Group in all the activities carried on by it in all the countries in which it operates.

The key aspects of this policy are:

•	Fulfillment of prevailing legislation in all the Group’s operating markets.

•	Efficient use of natural resources.

•	Incorporation of environmental criteria in financial transaction risk analysis.

•	Development of products and services that are environmentally friendly.

•	Exercising a positive influence on the environmental behavior of stakeholders.

•	Promotion of internal training and awareness in environmental matters.

•	Support for social initiatives with a beneficial impact on the environment.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The Department of Corporate Responsibility and Reputation, which reports to the Communication and Image Department since 2005 is responsible for coordinating this policy.

The Group’s environmental activities in 2006 included most notably:

1)	Adoption of the new and revised Equator Principles. The Equator Principles (sponsored by the World Bank’s International Finance Corporation) are a group of guidelines for the management of environmental and social risks implicit in project financing transactions greater than US$10 millions in size. As of year-end 2006, BBVA was the only Spanish bank to have adopted these principles.

2)	Extension of ISO 14001 certification to specific Group buildings in Spain housing 7% of all employees. In 2006 one of BBVA’s main headquarters in Bilbao was certified.

3)	Commitment by Anida (BBVA’s real estate entity) to demanding sustainability criteria in all of its activities; 0.7% of net profit is allocated to corporate responsibility initiatives, with a special focus on environmental patronage.

4)	Participation in the Clean Development Mechanisms provided for in the Kyoto Treaty to reduce carbon emissions in Central America.

5)	Financing of projects with a positive environmental impact, with a special focus on renewable energies, most notably wind farms: according to Project Finance International, BBVA was the largest financer of wind farms in 2006.

6)	Signature by BBVA Banco Continental (Peru) of a US$30 millions credit facility with the International Finance Corporation to enable the Bank to extend its portfolio of loans to SMEs that invest in businesses that promote the efficient use of energy and/or sustainable forestation.

7)	Progress on the development of the so-called “Ecorating” tool designed to evaluate the environmental risk of loan portfolios.

8)	Numerous public acts and intense publishing activity under the auspices of the BBVA Foundation’s Environmental Program, designed to promote excellence in investigation and the dissemination of environmental knowledge and awareness. Among the many initiatives undertaken in 2006, we would highlight the second edition of the BBVA Foundation Prizes for the Preservation of Biodiversity, the fourth edition of the grants for environmental investigation, the development of environmental investigation centre activity promoted by the Cap Salines Foundation (Balearic Islands), the Proyecto Felinos Sudamericanos (the South American Felines Project in collaboration with the Instituto de Biología y Medicina Experimental or Institute for Biology and Experimental Medicine, the Consejo Superior de Investigaciones Científicas -the “CSIC” or the Superior Council of Scientific Investigation- and the University of Castile-La Mancha) and the project for preserving the protected nature park at Doñana in collaboration with the CSIC.

At 31 December 2006, there were no items in the Group’s consolidated financial statements that warranted inclusion in the separate environmental information document envisaged in the Ministry of the Economy Order dated October 8, 2001.

REPORT ON THE ACTIVITY OF THE CUSTOMER CARE AND CUSTOMER OMBUDSMAN DEPARTMENT

In Spain the BBVA Group has a Customer Care Service in place to manage customer complaints and grievances. In addition, if a customer were unsatisfied with the solution proposed by the Customer Care Service, he or she has a second line of defense in the Customer Ombudsman.

In accordance with the stipulations of article 17 of the Ministry for the Economy Order ECO/734, dated March 11 regarding customer care and consumer ombudsman departments at financial institutions, and in line with the BBVA Group’s “Internal Regulations for Customer Protection in Spain” approved by the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in its session of July 23, 2004, the following is a summary of related activities in 2006:

REPORT ON THE ACTIVITY OF THE CUSTOMER CARE DEPARTMENT IN 2006

a)	Statistical summary of the grievances and complaints handled by BBVA’s Customer Care Service in 2006.

The number of customer complaints received by BBVA’s Customer Care Service in 2006 was 6,679, of which 208 were ultimately not processed because they did not comply with the requirements of Ministry of the Economy Order ECO/734/2004. 94.4% of the complaints (6,112 files) were resolved in the year and 359 complaints had not yet been analysed at 31 December 2006.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The complaints managed can be classified as follows:

Percentage of Complaints
Commission and expenses	19.6%
Operations	17.6%
Assets products	14.9%
Customer information	11.6%
Collection and payment services	8.8%
Financial and welfare products	8.0%
Other complaints	19.5%

The detail of the complaints handled in 2006, by the nature of their final resolution, is as follows:

Number of Complaints
In favor of the person submitting the complaint	2,366
Partially in favor of the person submitting the complaint	608
In favor of the BBVA Group	3,138

The principles and methods used by the Customer Care Service to resolve complaints are based on the application of the rules on transparency and customer protection and best banking practices. The Service adopts its decisions independently, notifying the various units involved of any actions, which require review or adaptation to the related regulations.

b) Recommendations or suggestions deriving from your experience, with a view to better attaining the aims of your work.

In 2006 the Customer Care Service encouraged the use of the branch network to resolve a large number of complaints through closer contact with customers. This facilitated the obtainment of amicable agreements, which without doubt resulted in a greater perception of quality by customers.

Various recommendations were implemented which led to a series of initiatives designed to improve banking practices at the companies subject to banking industry regulations.

We would highlight that as a result of the strategic and operational improvements implemented at this unit, in continuation of the effort begun in 2005, the number of complaints presented before the various public supervisory entities fell again in 2006. During 2006 the number of complaints lodged with the Bank of Spain and referred to BBVA totalled 237 (including the matters detailed below in the report on the activity of the customer ombudsman), representing a 15.4% decline year-on-year.

REPORT ON THE ACTIVITY OF THE CONSUMER OMBUDSMAN OF BBVA

a) Statistical summary of the grievances and complaints handled by BBVA’s Consumer Ombudsman in 2006

The number of customer complaints received by BBVA’s Consumer Ombudsman in 2006 was 1,441 of which 45 were ultimately not processed because they did not comply with the requirements of Ministry of the Economy Order ECO/734. 93.82% of the complaints (1,352 files) were resolved in the year and 44 complaints had not yet been analysed at 31 December 2006.

The grievances and complaints handled are classified in the table below in line with the criteria established by the Claims Service of the Bank of Spain in its half-yearly data compilations:

Number of Complaints
Assets operations	183
Liabilities operations	234
Other banking products (Cash, Automated teller)	116
Collection and payment services	84
Investment services	228
Insurance and welfare products	441
Other complaints	66

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The final outcome of the 1,352 files resolved in 2006 can be classified as follows:

Number of Complaints
In favor of the person submitting the complaint	196

Partially in favor of the person submitting the complaint	493
In favor of the BBVA Group	663

Based on the above, over 50% of the customers bringing a complaint before the BBVA Consumer Ombudsman, were in some way satisfied.

The Ombudsman issues its verdicts based on prevailing legislation, the contractual relationships in place among the parties, current standards on transparency and customer protection on best banking practices and, especially, on the principle of equality.

The independent nature of the role of the Consumer Ombudsman is vital and is a requirement to earn the trust of the institution’s clientele. Verdicts handed down by the Ombudsman in favour of the customer are binding on the affected Group entity.

b) Recommendations or suggestions from your experience, with a view to better attaining the aims of your work.

Among the various initiatives implemented by the Entity at the behest of the Ombudsman in 2006, we would highlight the following:

•

Certain contracts were modified to increase the size of the font setting forth the terms of the contract to 1.5 mm, the mandatory font size in certain Spanish autonomous regions: the immediate loan policy, “Pide” (Ask).

•	The Ombudsman had the opportunity to work with BBVA Seguros in order to make the wording of the surrender provision in the BBVA Rentas product clearer.

•

The Values Department opted, in light of studies carried out at the behest of the Ombudsman, to provide assistance cards to general meetings of companies with registered shares, something not done in the past.

We would highlight that the number of complaints brought before the various public supervisory entities, after being handled by the Consumer Ombudsman, fell again in 2006. In 2006, the number of complaints brought before the Bank of Spain, the CNMV and the Spanish General Directorate of Insurance and referred on to BBVA, after being handled by the Consumer Ombudsman, totalled 102 compared to 171 in 2005, i.e., a reduction of 40.35%.

This is a very significant decline, all the more remarkable considering that the total number of cases handled by the Consumer Ombudsman increased by 144, or 11.10%, year-on-year.

FUTURE OUTLOOK

Against a scenario of world economic growth of around 5%, 2006 represented the continuation of the expansionary phase that began in 2003. World trade increased substantially and the European Union achieved robust economic growth.

In 2006 the Spanish economy grew two-tenths of a percentage point more than in 2005 to record its highest level of growth in the last six years: 3.7%.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The forecasts for 2007 continue to signal a moderation in growth, albeit less drastic than that expected in previous years.

The world today is marked by increasingly rapid, constant change and expansion. Fully aware that these changes create opportunities for growth, BBVA is currently implementing a unique project that sets it apart from its competitors. By harnessing these opportunities, anticipating change and adapting to it, BBVA aims to offer its customers an entirely “new form of banking”.

PLANS BY BUSINESS AREA

At the end of 2006, the BBVA Group approved a new organizational structure which, scheduled to come into force in 2007, will represent a further step towards implementing BBVA’s strategy, by streamlining its corporate structure and giving greater weight and autonomy to its Business Units. The aim pursued is to discover new talent, step up the pace of growth and transform BBVA into a truly global banking group. The Group will focus its operations on four major business areas: Spain and Portugal; Global Business; South America and Mexico and the United States.

The triangle formed by the Business Banking, Corporate Banking and Institutional Banking units, also known as “BEC”, will be included in the Spain and Portugal area and the Asset Management unit will form part of the new Global Business area.

RETAIL BANKING SPAIN AND PORTUGAL

In 2006 the Retail Banking Spain and Portugal area continued to manage, with a highly differentiated commercial product offering and a high level of personal attention, the Individuals segment (Solutions for Individuals) and the small-sized enterprise, professional, self-employed, business and agricultural customer groups (Solutions for Business). It also included Consumer Finance operations, conducted through Finanzia and Uno-e, Asset Management and Private Banking, the European Insurance business and BBVA Portugal.

The Group’s burgeoning business activity and commercial productivity, coupled with the development of new business lines, the achievement of cost control through the optimization of structures and the implementation of an adequate pricing policy in an environment of rising interest rates, led to a steady improvement in the income statement. All business margins rose sharply, albeit not to the detriment of the area’s basic aggregates, which remained sound.

In 2007 the Retail Banking Spain and Portugal businesses, with the exception of Asset Management and Private Banking, which are to form part of Global Business, will compose, together with Business Banking and Corporate Banking, the new area called Spain and Portugal. This unit will encompass all the Group’s business in Spain and Portugal through a segmented, specialist network that will enable BBVA to provide a more highly personalized service when catering for the needs of the various customer types. In short, the Group will foster a more customer-centric modus operandi and implement a strategy underpinned by innovation and transformation.

Once again in 2007, the Spain and Portugal area faces an ever-changing, fiercely competitive environment, one in which it must demonstrate its ability to respond quickly to any challenge and to adapt to market conditions.

Against this backdrop, the area’s growth strategy for 2007 will have a three-fold approach: products, channels and segments. Specific plans will be implemented for segments which, due to their immense potential, are deemed to be of strategic importance. To this end, the area will provide a continuous offering of innovative, high value-added products and services, and will promote the use of multiple channels as a means of reaching, and conducting its business with, the various customer groups.

This major endeavor will result in a fully customer-oriented organization capable of offering a differentiated value proposal for each customer type. This will enable Spain and Portugal to continue to grow in 2007 and will ensure its success in overcoming any future challenges.

GLOBAL BUSINESS

The Global Business area combines the asset management and private banking business, all global market and customer activities in Europe, the Americas and Asia, investment banking, and the Group’s business and real estate activities.

This newly-structured area, in force since the beginning of 2007, will enable the Group to progress toward a more global structure, in keeping with its expansion into new geographical markets and the far-reaching transformation that it is currently undergoing.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The area’s strategy for 2007 will focus on the following main targets: to develop our cross-selling model to promote synergies and exploit high value-added products, to build customer loyalty and to penetrate new markets. The lines of action defined for the area’s main business units are as follows:

•

Global Markets and Distribution: to develop the Group’s business in Europe, which will enable us to access new markets and customers, through the development of new products; in the Americas, to finally consolidate our customer-oriented business model, using a franchise model aimed at generating recurring income; and to explore new potential openings in Asia.

•	Investment Banking: to bolster business through our commercial networks worldwide, by developing cross-selling models to facilitate the sale of high value-added products.

•

Global Customers: to boost our global dimension, by including the Latin-American business in the global customer management, with a view to facilitating integral customer management by harnessing our product capacities and our extensive presence worldwide.

•

Asia: to consolidate the agreement entered into with the CITIC Group, which will enable us to take full advantage of the competitive edge that the group’s strong presence in Latin America represents, of its wholesale product capacity and its efficient retail distribution model.

•	Business and Real Estate Projects: to create value in the medium and long term through the active management of the investee portfolio, based on profitability, efficiency and rotation criteria.

MEXICO

Attraction of funds

Bancomer continues to focus its efforts on attracting low-cost funds. To this end, it will continue to promote products such as the “Libretón” savings account, in which customers’ savings are rewarded in the form of various gift articles. An average of 130,000 accounts are opened each month. Also, it will continue to encourage the sale of investment funds at branches, using products specifically designed for middle-income-bracket segments.

Lending

Lending will be boosted by financing provided for individuals and medium-sized enterprises.

In 2007 consumer lending will be channeled through products such as pre-approved personal loans and loans linked to payroll payments made through Bancomer. Vehicle-purchase loans will continue to be a profitable product and the challenge for Bancomer this year will be to retain its position as market leader. A steady rate of growth is expected to be maintained in the credit card business through multichannel distribution and the design of products to target non-accountholder segments.

As regards mortgage loans, Bancomer will once again target penetration of the middle-income-bracket residential segment in order to increase the amount requested per mortgage and will continue to innovate in terms of the products offered. Lastly, the aim in lending to medium-sized enterprises will be to increase the customers’ use of credit facilities by providing greater effectiveness in the solution provided.

Increasing the role of banks

One of the strategic approaches for 2007 will be that of reaching segments currently outside the influence of banks. In Mexico it is calculated that only one half of the active working population, i.e. 22 million people, has any relationship with banks. Consequently, there is considerable growth potencial for lending. For the purpose of catering for the needs of the population segment in the medium and medium-to-low income brackets, Bancomer has designed a series of tailor-made products, such as “frozen” and prepaid credit cards and the cards it offers through commercial partners at self-service stores.

Focus on customers with payrolls

One third of the bank’s customers receive payment of their salaries through Bancomer, and around 30% have a payroll-based loan. The challenge facing the bank will be to increase to number of loans granted to this customer base.

Service

Providing quality of service will continue to be a key factor in setting the bank apart from its rivals in a fiercely competitive market. To this end, in 2007 Group plans to extend the Bancomer Guarantee program to include not only individual customers but also corporate customers. Under this program, Bancomer will continue to

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

promise to provide certain services within a given horizon period and to compensate the customer if the promise is not kept. Also, it intends to further implement its project to expedite customer service at branches through more efficient queuing systems, giving priority service to high-yield customers (such as personal wealth and preferential customers) and the migration of transactions to other service channels.

UNITED STATES

BBVA USA, the term used to refer to the all Group’s businesses in the United States, consolidated its position in 2006. It has virtually quadrupled its assets since the USA project was launched in early 2004 through BBVA Puerto Rico and the BTS Money transfer unit. By 2006 year-end, BBVA USA had achieved a very considerable presence through the addition of Laredo National Bank, Texas Regional Bancshares Inc., BBVA Bancomer USA and the consumer finance project Finanzia USA. Furthermore, in January 2007 it acquired State National Bank, which is based in Dallas, Texas.

The acquisition of the two new banks in Texas has secured BBVA USA a leading position and has bolstered the Group’s banking project in this State, where it aims to cater for customers of all kinds, both individuals and businesses. BBVA USA’s branch network in Texas now comprises more than 160 offices, with almost four thousand employees.

Texas Regional Bancshares will supplement the businesses already carried on by the Group in Texas. It will extend BBVA USA’s branch network by a further 72 offices and two thousand employees and will contribute a high-quality portfolio to its business.

2006 was the first full year in which Laredo National Bank was part of the BBVA Group. During the year LNB developed new products for individual customers, such as mortgage loans, personal loans, demand deposit accounts with competitive interest, and investment products for both US national and foreign customers. At the same time, in the commercial banking sector LNB set up a foreign trade area with the aim of providing a more comprehensive service to enterprises.

Consumer lending was also promoted through the Finanzia USA pilot project. Finanzia USA, a business division of Laredo National Bank, focused its activities in 2006 on the placement of credit cards through LNB stands at supermarkets and through direct selling.

Despite the worsening economic climate in Puerto Rico, in 2006 the measures adopted at BBVA Puerto Rico in order to counteract the situation facing the island have placed it ahead of its immediate rivals, with a healthy balance sheet and sound capacity for growth.

BTS, the money transfer business, further expanded its distribution network by clinching new alliances and opening up new channels. In 2006, as a result of the alliance with a leading Chinese bank and the focus on expanding toward new remittance brokers, money transfers from USA to Asia commenced.

In California, BBVA Bancomer USA completed the first stage of its development, finishing the year with 32 branches. Its target is to provide basic banking services to first- and second-generation Hispanic customers and to offer them additional products, such as telephone cards, and check exchange and money transfer services.

SOUTH AMERICA

2006 was a successful year in which the overall targets set for South America were achieved.

In 2006 BBVA’s banks in South America placed particular emphasis on continuing to implement the Group’s consumer finance strategy, through both the regional credit card project (the credit card is the financing instrument par excellence in the Americas) and the creation of a Consumer Finance unit for this area, which focused on managing loans to individuals in the lowest income bracket.

One of the noteworthy developments in 2006, in addition to the acquisition of Forum, the leading Chilean vehicle financing company, was the successful completion of the merger of Granahorrar and BBVA Colombia. As regards the mortgage loan market, the other BBVA banks in South America continued to improve their performance due to the economic stability of the area and their enhanced commercial product offering.

The favorable economic climate in South America is also contributing to growth in new customer funds. As a result, the banks have diversified their range of investment products on the basis of the “value offering” method, which they adapt to the local situation prevailing in each country.

BBVA South America’s value contribution to the BBVA Group in 2007 will result from stepping up the projects already in progress, albeit with a new “distribution” perspective. Our total distribution capacity in the region constitutes a competitive advantage that must be fully harnessed. Future plans for South America envisage improved productivity and new infrastructures to enable us to develop new customer service channels and create synergies that will ensure our growth in terms of value throughout the region.

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

The main lines of action designed to give a further boost to the “segment/product/channel” approach are as follows:

•

To optimize the extension of banking services to the low-income segment of the population: throughout the region, the Group will strive to create value for segments with the lowest purchasing power. Targeting both BBVA customers and people who do not bank with us, this will be achieved by providing point-of-sale financing, mainly through credit cards. The objective of the region’s Consumer Finance unit is to develop this line of action.

•

To consolidate the VIP Project throughout the region as a BBVA Group method for services to high-income customers, and to customize our approach and improve our product offering for the middle-income segment.

•	To continue to develop local strategies to encourage closer contacts with SMEs, businesses and individuals engaging in business activities.

•	To become the leading bank for businesses and institutions in South America and to serve as a benchmark in Foreign Trade in the medium term.

All the projects in South America are clearly defined on the basis of the local situation. By exchanging best practices, we will be able to perfect our strategies and optimize the tactical measures adopted by the banks and other Group companies in the region. The result will be the creation of the synergies characteristic of a major international group.

Also in 2007, the BBVA Group expects to maintain its leading position in the Pensions and Insurance businesses in many South American countries.

FINANCING OUTLOOK

BBVA’s financing needs are determined by the maturity schedule of its wholesale financing and the new requirements arising from growth in business. The Group’s issues in this connection include most notably debentures, mainly mortgage bonds (cédulas hipotecarias) and territorial bonds (cédulas territoriales), which account for 31% of the total, followed by deposits, basically notes, which represent approximately 46% of the total balance. The remaining amount relates to preference share and subordinated debt issues, which together account for 15% of the total.

Within the framework of the policy implemented in recent years to strengthen its net worth position, the BBVA Group will at all times adopt the decisions it deems advisable to maintain a high degree of capital solvency. In particular, at the Annual General Meetings held on March 18, 2006, February 28, 2004, March 1, 2003, and March 9, 2002, the shareholders resolved to authorize a comprehensive program of capital increases and debt security issues. The related resolutions can be summarized as follows:

•

To confer upon the Board of Directors, subject to the applicable legal provisions and to the obtainment of the required authorizations, the authority to issue, within the five-year maximum period stipulated by law, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of debt instruments, documented in obligations, bonds of any kind, promissory notes, cédula-type bonds and warrants, that are totally or partially exchangeable for shares already issued by the Company or another company, or which can be settled in cash, or any other fixed-income securities, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a limited or indefinite period of time, up to a maximum amount of €105,000 millions. This resolution was adopted at the Annual General Meeting on March 18, 2006.

•

To confer upon the Board of Directors, pursuant to Article 153.1.b) of the Spanish Companies Law (Ley de Sociedades Anónimas), the authority to increase the share capital, within the five-year period stipulated by law, on one or several occasions, by an amount (par value) not exceeding 50% of the Bank’s share capital subscribed and paid at the date of this authorization, through the issuance of new ordinary shares, preference shares, redeemable shares or any other kind of shares permitted by Law, carrying voting rights or otherwise, with or without pre-emptive subscription rights. In this last-mentioned case the shares are to be issued at an issue price equal to their actual value, as required by law and the provisions of Article 161.1 of the Spanish Companies Law. This resolution was adopted at the Annual General Meeting on February 28, 2004. Based on these resolutions, the Bank could issue ordinary shares for an amount of up to €830,758,750.54.

•

To confer upon the Board of Directors the authority to issue, within the five-year period stipulated by law, for an amount of up to €1,500 millions, warrants on the Company’s shares, so that that they may be fully

Translation of a report originally issued in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

or partially exchangeable for or convertible into Company shares. The Board of Directors is hereby also authorized to decide upon the disapplication of pre-emptive subscription rights on these securities, in which case the number of shares required to meet the resulting obligations will be issued, at an issue price, fixed or variable, that must not be lower than the actual value of the share, as required by law and the provisions of Article 161.1 of the Spanish Companies Law. The Board of Directors is furthermore authorized to determine the terms and methods for the conversion or exchange, as the case may be, and to increase capital by the required amount and to amend, as appropriate, Article 5 of the Bank’s bylaws, fixed-income securities convertible into and/or exchangeable for shares of Banco Bilbao Vizcaya Argentaria, S.A. with disapplication of pre-emptive subscription rights. This resolution was adopted at the Annual General Meeting on March 9, 2002 and will expire on March 9, 2007.

•

To confer upon the Board of Directors, for a period of five years, the authority to issue debentures convertible into and/or exchangeable for shares of the Company, for up to a maximum amount of €6,000 millions. The Board shall approve the rules governing the placement of these debentures and is furthermore authorized to decide upon the disapplication or otherwise of pre-emptive subscription rights, as provided for in Article 159.2 of the Spanish Companies Law; to determine the terms and methods of the conversion; and to increase capital by the required amount. This resolution was adopted at the Annual General Meeting on March 1, 2003.

Securities class	Millions of Euros
BBVA Shares (1)	831
Debt securities	105,000
Warrants on BBVA shares (1)	1,500
Convertible bonds	6,000

(1)	Resolution adopted on the Annual General Meetings celebrated on February 28, 2004, March 1, 2003 and March 9, 2002, that delegates to the board of directors the power to issue shares that could affect the capital of the Group.

SUBSEQUENT EVENTS

Acquisition of State National Bancshares Inc.

On 12 July, 2006, BBVA entered into an agreement to purchase the US banking group, State National Bancshares, Inc., which is domiciled and conducts its main business activity in the State of Texas. Once the approval of the General Meeting of this company has been obtained together with the necessary administrative authorisations, the transaction was concluded on 3 January 2007. The agreed purchase price was $484 million (approximately €368 million at this date).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 27, 2007

Banco Bilbao Vizcaya Argentaria, S.A.

By:	/s/ Javier Malagon Navas
Name:	Javier Malagon Navas
Title:	Authorized representative of BBVA